Exhibit 1

EPOR T R TED GR A INTE 2022 SHAPING THE FUTURE TOGETHER

TABLE OF CONTENTS ESG Performance and Disclosure Ratings and Standards 1.COMPANY OVERVIEW 2 4.ENGAGING OUR STAKEHOLDERS 42 7.OUR PERFORMANCE IN DETAIL 123 Cemex at a Glance 3 Our Health & Safety Commitment 43 Selected Consolidated Financial An Energized Commitment 5 Building a Better Workforce Experience 48 Information 124 Performance and Progress Highlights 6 Embracing Diversity, Equity, and Inclusion 56 Financial information 126 Letter to Stakeholders 10 Delivering a Superior Customer Experience 61 Non-Financial Information 209 Social Impact 65 2.HOW WE CREATE VALUE 14 Responsible Sourcing 71 8.APPENDIX 218 Cemex Value Creation Model 15 Respect of Human Rights 75 Stakeholder Engagement 219 Contribution to the UN Sustainable Scope and Boundaries of this Report 224 Development Goals 16 5.FINANCIAL PERFORMANCE 80 GRI Sustainability Reporting Standards 226 Our 2030 Sustainability Targets 17 Financial Highlights 82 Sustainability Accounting Standards Advancing Materially Toward our Strategic Board Response (SASB) 243 3.ENVIRONMENTAL EXCELLENCE 18 Priorities 83 Task Force on Climate-related Financial Future in Action: Our Path to Consolidated Results 84 Disclosure Response (TCFD) 245 Cemex drives innovation further to Carbon Neutrality 19 Board of Directors’ Skill Set Sustainable Products and Solutions 20 6.GOVERNANCE 89 Connectivity in Managing Risk Factors 263 solve the world’s construction challenges Decarbonizing Our Operations 22 Terms We Use 265 Board of Directors 92 sustainably. Circular Economy 28 Board Committees 98 Cautionary Statement Regarding Water and Biodiversity 30 Forward Looking Statements 267 Executive Committee 100 Innovation & Partnerships 35 Investor, Media, and Sustainability Info 268 As the world faces the competing Ethics and Compliance 104 challenges of population growth, Promoting a Green Economy 39 Risk and Opportunity Management 109 Air Quality 40 urbanization, and climate change, we Cemex Environmental Management at Cemex embrace change to advance System 41 leading-edge innovations and create sustainable building solutions.

COMPANY OVERVIEW Cemex is a company focused on creating sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world. CEMEX 2022 INTEGRATED REPORT 2

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CEMEX AT A GLANCE Cemex is a global construction materials company that is building a better future through EMEA&A—Europe, Middle East, Asia sustainable products and and Africa 11,664 employees +43 solutions. UNITED thousand STATES employees Cemex started doing business in 1906 and has 8,949 grown from a local player to one of the top employees global companies in the industry. We have a solid brand across the globe that has sustained the successes and endured the challenges. MEXICO With more than 43,000 employees Our high-quality products and innovative 16,281 employees worldwide, Cemex is strategically solutions across the construction value chain positioned in the Americas, Europe, aim to exceed our customers’ expectations the Middle East, Asia, and Africa. and sustainably meet society’s growing needs. SCA&C—South, Central America Powered by a multinational workforce, Cemex and the Caribbean offers a superior customer experience, enabled 5,216 employees OTHERS by digital technologies. 1,355 employees Includes employees performing corporate functions in different locations. CEMENT READY-MIX CONCRETE AGGREGATES TERMINALS 60 89 1,270 50 257 139 262 69 cement and million metric tons plants million m3 annual sites million tons annual land distribution marine grinding plants installed production sales volume sales volume centers terminals capacity CEMEX 2022 INTEGRATED REPORT 3

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Our Core Businesses Cemex is a leading vertically integrated building materials company focused on four core businesses – Cement, Ready-Mix Concrete, Aggregates, and Urbanization Solutions. We continuously tailor our products and solutions to suit our customers’ specific needs. This is not only our best competitive advantage but also essential to our global business strategy. CEMENT READY-MIX CONCRETE AGGREGATES URBANIZATION SOLUTIONS A binding agent, when mixed with A combination of cement, aggregates, Inert granular materials, such as stone, Complementary solutions to meet the aggregates and water, produces either admixtures, and water. sand, and gravel, obtained through opportunities of sustainable urbanization ready-mix concrete or mortar. land-based sources or dredging marine through performance materials, industrial-deposits. ized construction, waste management, and other related services. We believe a strong commitment to research and development is a crucial part of our growth strategy as we seek to deliver innovative products and solutions. Our goal is to actively drive the innovation of our industry by unlocking new value opportunities for our current and potential customers while boosting our internal innovation and efficiency. CEMEX 2022 INTEGRATED REPORT 4

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G AN ENERGIZED COMMITMENT The update of Cemex’s brand reflects the We are entering a new era, evolutionary path of our company. An evolution focused on achieving even greater agility and ready to take on new challenges, new capabilities to continue exceeding our to make a difference driven by innovation, customers’ expectations, driving innovation in our industry, and leading the transformation to sustainability, passion, and agility. a sustainable world; an approach that enables us to propel our company to new heights. Inspiring a new generation, we are pushing boundaries toward a more digital and sustainable industry with a clear goal of building a better future together. CEMEX 2022 INTEGRATED REPORT 5

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G PERFORMANCE AND PROGRESS HIGHLIGHTS Financial Highlights NET SALES EBITDA GREEN FINANCING FRAMEWORK (millions of US dollars) (millions of US dollars) LAUNCHED IN 2022 17.2% This framework enables Cemex to issue ?nancial instruments such as bonds, loans, +8% -6% and other debt-like ?nancing structures to 15,577 2,839 2,681 EBITDA Margin ?nance or re?nance eligible projects related 14,379 to environmental impact. vs. 2021 vs. 2021 12,669 2,397 In 2023, the framework was updated to Growth investments reflect the higher standards and alignment to Cemex’s recently SBTi validated 1.5°C contributed to scenario targets. ~US$100 million of incremental 42% EBITDA in 2022 debt linked to sustainability In line to achieve 50% of debt 2020 2021 2022 2020 2021 2022 BB+ linked to sustainability by 2025 Credit Rating from and 85% by 2030 US$15.6 US$2.7 S&P and Fitch billion billion CEMEX 2022 INTEGRATED REPORT 6

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Our Progress in 2022: 9% reduction Future in Action in CO2 emissions in the last two years. SUSTAINABLE DECARBONIZING PRODUCTS CIRCULAR OUR OPERATIONS ECONOMY & SOLUTIONS Providing our customers with a comprehensive We are evolving our production process to reduce By consuming waste in our operations, we help portfolio of sustainable products and solutions. its carbon footprint every step of the way. mitigate one of society’s greatest challenges and contribute to a circular economy. High levels of adoption -30% In 2022, our operations in Europe of our Vertua® processed the equivalent annual waste net CO2 emissions per ton produced by a city the size of Madrid lower-carbon products of cementitious product vs 1990 baseline 27M Vertua® clean electricity tons of total waste managed 41% cement1 sales 33% which is 67 times more than the non-+14.8pp vs. 2021 recyclable waste we generated % alternative fuels 35 +5.8pp vs 2021 Vertua® 33% ready-mix2 sales clinker factor a new business specialized in +16.1pp vs. 2021 73.7% -1.5pp vs. 2021 providing circularity solutions More on page 20 More on page 22 More on page 28 1 Vertua® cement as a % of cement volumes 2 Vertua® ready-mix as a % of ready-mix volumes CEMEX 2022 INTEGRATED REPORT 7

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Our Progress in 2022: Future in Action WATER AND INNOVATION & PROMOTING A BIODIVERSITY PARTNERSHIP GREEN ECONOMY We strive to positively impact nature through We invest in breakthrough innovations to achieve We aim to work with public and private sectors preservation, restoration, and enhancement efforts carbon neutrality by collaborating with other to adopt regulatory frameworks that promote throughout our value chain. industries and companies at the forefront of Carbon, sustainable construction practices and a greener, Capture, Utilization, and Storage (CCUS) and other more circular economy. technologies. 20% 5 implementation of Water 4 Action Plans in sites located in large-scale projects in progress, water-scarce areas two in Spain and two in the U.S. Priority global advocacy issues defined % quarry rehabilitation + Carbon Capture Technologies 100 plans implemented 5 explored, including both mature and emerging technologies +20 Third-party 4 of our key markets 70% certification in priority investments in start-ups conducted regulatory quarries maturity assessments More on page 30 More on page 35 More on page 39 CEMEX 2022 INTEGRATED REPORT 8

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Our Progress in 2022: Other Sustainability Achievements AIR QUALITY Employee Lost Time Reduction of dust Net Promoter Score 0.5 Injuries Frequency Rate 45 Employee Net Promo Score (eNPS) ter emissions 66 (NPS) 85% Per ton of clinker vs. 2005 More on page 43 More on page 48 years offering a superior Reduction of NOx 5 digital customer 43% emissions experience with Cemex Go Per ton of clinker vs. 2005 Of our total global sales Reduction of SOx 60% processed through 60% emissions % Community sites with Cemex Go Per ton of clinker vs. 2005 91 engagement plans More on page 61 More on page 40 Million people +26 benefitted with our community programs More on page 65 CEMEX 2022 INTEGRATED REPORT 9

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G DEAR FELLOW STAKEHOLDERS: 2022 was a year of unexpected Most importantly, even as we pivoted to cost mitigation efforts were able to offset address current conditions, we never lost much of the in?ationary impact. Operating challenges for many businesses sight of our strategic priorities: grow EBITDA cash ?ow fell 3% compared to the prior year, as in?ation spiked to 40-year through margin enhancement, achieve invest- while the EBITDA margin declined 2.5 per-ment grade rating, optimize our portfolio for centage points. Our work to recover from the highs. We are pleased with growth, and advance our sustainability agenda impact of in?ation is not done yet, and we how we responded to these to continue leading the industry in the transi- remain committed to recovering 2021 margins. tion to a low-carbon and circular economy. challenges and expect to continue Strengthening our capital structure and The medium-term outlook for our industry is deleveraging continues to be a top priority. We ROGELIO ZAMBRANO to see the bene?ts of our actions promising, as the ?scal stimulus in the form are focused on achieving an investment grade Chairman of the Board in 2023. of infrastructure and climate action spending rating in the short term. Rating ?rms have rec- of Directors cascades throughout the U.S. and European ognized our efforts and ?nancial performance economies. The rede?nition of supply chains with frequent upgrades. In 2022, both Fitch and and nearshoring also presents signi?cant oppor- Standard & Poor’s raised our global rating to tunities. Also, our industry transition to a green BB+ one notch away from an investment-grade and circular economy will open up new avenues rating. of growth as we innovate products and services essential for a rapidly growing and more In 2022, we reduced total debt by US$408 mil-sustainable world. We believe this transition is lion. In response to signi?cant market volatility, possible and accretive, and our experience over we engaged in several liability management the last two years supports that view. exercises, including the repurchase of approximately US$1.2 billion of our bonds from the Advancing our strategic priorities market at an attractive discount. By virtue of In 2022, net sales grew 12% to US$15.6 billion our proactive strategy, we were able to end FERNANDO A. GONZÁLEZ on a like-to-like basis, driven by price increases the year with a leverage ratio of 2.8, relatively Chief Executive Officer across our products and services in all of the ?at to December 2021. regions where we operate. Our pricing and CEMEX 2022 INTEGRATED REPORT 10

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G We further aligned our funding strategy with Leading our industry in the global Since its launch, our climate action roadmap during the year. transition to a low-carbon and circular Future in Action In 2022, we linked our new €500 million loan economy has been an and recently migrated our accounts receivable 2022 was an important year for our climate important catalyst securitization programs to our Sustainability- action efforts. We introduced new, more ambi- for accelerating our linked Financing Framework. Through these tious 2030 decarbonization targets and vali- sustainability efforts. efforts, we now have approximately 42% of dated them along with our 2050 net-zero CO2 our debt linked to sustainability KPIs, and we target under the recently issued Science-Based remain on track to reach our goals of 50% by Targets initiative’s (SBTi) 1.5°C scenario. We were 2025 and 85% by 2030. one of the ?rst companies in the industry to align their goals to this new pathway. Our new We progressed signi?cantly during the year ambition re?ects our signi?cant progress since in optimizing and rebalancing our portfolio the launch of our climate and decarbonization for growth. Since 2020, we have invested program, Future in Action, two years ago. more than US$1 billion in strategic projects focused on accelerating growth, and these The program has served as an important investments are paying off, with a contribu- catalyst for accelerating our decarbonization tion of US$100 million in incremental EBITDA efforts. In the last two years, we have achieved in 2022 from projects already completed. The a cumulative reduction in carbon emissions of investments allow us to achieve cost savings more than 9%, progress equal to the cumu-from operating efficiencies, advance our CO2 lative reduction achieved previously over the reduction goal, increase production capacity in course of a decade. This record-breaking supply-constrained markets, and drive growth performance is supported by an increase of in our Urbanization Solutions business, our almost six percentage points in our use of fastest-growing business segment. EBITDA alternative fuels during the year to 35%—the from this core business has grown at a com- highest level in our industry—and a reduction pounded rate of 21% during the 2019-2022 of 1.5 percentage points in our clinker factor. period. These achievements have given us increased confidence in how far our existing decarboniza-We continue reorienting the portfolio more tion levers can take us. toward developed markets, particularly the U.S. and Europe, through these investments and Using biomass waste and non-recyclable strategic divestments. We now have approximately 42% of our materials to fuel our kilns is a key lever along debt linked to sustainability KPIs, and we our path to achieve our decarbonization goals. Not only does this activity bene?t society by remain on track to reach our goals of 50% helping municipalities reduce waste going to by 2025 and 85% by 2030. land?lls, but it also allows us to reduce our usage of expensive fossil fuels in our production processes. CEMEX 2022 INTEGRATED REPORT 11

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G by-products we manage by 2030, with particular focus on municipal and industrial waste; construction, demolition, and excavation ~70% waste; and other waste and industry by-products. Overall, in 2022 Cemex managed close alternative fuels to 27 million tons of waste, 67 times more substitution rate achieved than the non-recyclable waste we generated. in our operations in Europe Of course, ultimately, the success of our efforts will depend on market receptivity to our In 2022, our operations in Europe processed lower-carbon products. Last year, customer the equivalent annual waste produced by a demand for our Vertua® brand lower carbon city the size of Madrid, achieving close to 70% concrete reached 33% of our concrete sales, alternative fuel substitution in the region, sig- just two years after the launch of the product. ni?cantly higher than the industry average. By Furthermore, we expanded our Vertua® brand year end, three of our plants were already pro- to include a comprehensive portfolio of prod-We recognize the ducing cement with CO2 levels below 430 kg ucts and solutions with sustainability attributes advantages of per ton, our new 2030 consolidated goal. As a beyond a lower-carbon footprint, including aligning our whole result, our operations in Europe have achieved water conservation, energy efficiency, recycled organization behind a 40% reduction in CO2 emissions compared to materials, and efficient construction systems. our Future in Action our 1990 baseline. program. We also took signi?cant steps in our innovation We are also boosting alternative fuel usage and partnership strategy, an important lever by injecting hydrogen into our cement kilns to to reach our goal of net-zero CO2 by 2050. We recently announced that, working with Cemex’s evolution reinforces optimize the process. In 2022, approximately Among other initiatives, we are partnering Volvo, we introduced the world’s first fully elec-40% of our production utilized hydrogen injec- with start-ups and leaders in the energy space tric and zero-emission heavy concrete mixer our belief that our products tion technology. After honing this technology on several Carbon, Capture, Utilization, and to our ?eet in early 2023. Volvo and Cemex are essential to society, our in our plants in Europe, we have announced Storage (CCUS) projects. We are also collabo- are working to develop, pilot, and scale the investments to implement hydrogen injection rating on transformative technologies for our technologies needed to make emissions-free decarbonization goals are in four plants in Mexico in 2023, and expect industry, from powering our kilns with solar transport a reality in the construction value achievable, and the path to get to continue scaling its use in other operations heat or electricity to using CO2 for the pro- chain. Both companies are founding members worldwide. duction of value-added carbon nanomaterials, of the First Movers Coalition, a collaboration there is pro?table. which are in growing demand in several tradi- between the World Economic Forum and the In 2022, we launched our new global waste tional and high-tech industries. These part- U.S. Special Presidential Envoy for Climate that management business, Regenera, which is nerships, along with the capabilities of Cemex was launched in 2021. intended to further strengthen our capabil- Global Research and Development, Cemex ities and the circularity services we offer to Ventures, and our internal Smart Innovation The success of our initiatives and Cemex’s con-our customers. Our aim is to increase by process, will be instrumental in developing our tinued evolution toward becoming a net-zero more than 50% the amount of waste and ?rst net-zero CO2 plants by 2030. CO2 company give us cause to re-affirm three premises. CEMEX 2022 INTEGRATED REPORT 12

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G First, we believe that our products will We have come a long way in our digital continue to be essential for the devel- strategy opment of humanity—due to its unmatched Cemex Go, our end-to-end digital platform, advantages, concrete will continue to be one is also an important enabler of our transition of the most widely used construction material to a lower-carbon industry by better organiz-in the world. ing supply chains, transitioning to a paperless industry, and increasing overall efficiency in the Second, we believe that our decarboniz- construction sector. ing goals are achievable through the use of current technologies to signi?cantly Five years after its launch, Cemex Go offers a superior digital customer experience to more Furthermore, we continue to progress in our An updated Cemex brand reduce our CO2 emissions while developing and scaling the technological breakthroughs than 53,000 customers in 21 countries. The Working Smarter digital transformation ini- We are excited to share that we recently that will carry us to net zero. remarkable growth we have seen in the use of tiative, through which Cemex is leveraging a launched our revamped corporate brand, the platform is a testament to our company’s combination of digital technologies, operative something we’re doing for the first time in commitment to continuous improvement as models, and innovation from leading service several decades. The evolution of the brand And third, we consider that our path is we work to deliver on our promise of custom- suppliers to reshape its business management represents our commitment to continue evolv-both pro?table and good for the er-centricity. Cemex Go’s reliability and service services. ing as an organization—so that we are more world; it contributes to achieving the U.N. are key factors in our securing a remarkable sustainable, more digital, more focused on our 2030 Agenda as we continue minimizing annual global Net Promoter Score of 66, a Our success is thanks to our outstanding customers, and instilled with a spirit of greater and turning our energy costs into a rev- considerable increase from 44 in 2018 and people agility and closeness to all our stakeholders enue stream as demand for sustainable, substantially above the average of 45 for the We are proud of our workforce and their effort while still honoring our roots and the path value-added building products grows. construction and engineering industry. to achieve our success. We are firmly commit- Cemex has forged over its 117-year history. ted to prioritizing their health and safety, and In 2022, we also advanced our Social Impact providing a superior experience that maintains On behalf of Cemex’s Board of Directors, our strategy that allows us to contribute to the high levels of employee satisfaction. management team, and our employees, we well-being of our communities in important thank you for your continued confidence in areas such as affordable housing, education, We are ?rmly committed Cemex continues to be a positive safety Cemex. employment capabilities, entrepreneurship, benchmark for a global company in our indus-inclusion, environmental protection, and to prioritizing our people’s try, registering an employee Lost Time Injury Sincerely, community infrastructure. Overall, we have col- health and safety, providing a (LTI) Frequency Rate of between 0.5 and 0.6 laborated with over 26 million people globally, for the past eight years. In 2022, 96% of our contributing to our goal of reaching 30 million superior workforce experience, operations had zero employee and contractor community partners by 2030. and maintaining high levels of LTIs. These results provide both motivation and Rogelio Zambrano clear evidence that our Zero4Life commitment Chairman of the Board of Directors employee satisfaction. is producing positive outcomes. Furthermore, in 2022, we reached an employee Net Promoter Score of 45, above the 29-bench- Fernando A. González mark measured by our survey provider. Chief Executive Officer CEMEX 2022 INTEGRATED REPORT 13

HOW WE CREATE VALUE Our mission is to create sustainable value by providing industry-leading products and solutions. CEMEX 2022 INTEGRATED REPORT 14

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CEMEX VALUE CREATION MODEL WHAT HOW WHO VALUE SDGs WE DO WE DO BUSINESS WE SHARE OUR VALUE WITH HOW WE CREATE VALUE OUR PRIORITY SDGs OUR STRATEGIC PRIORITIES Cemex drives innovation Provide a great workplace that helps employees grow further to solve the world’s Build skills and expertise HEALTH & Enable a strong sense of purpose construction challenges EMPLOYEES SAFETY sustainably. Tailor our o•erings to solve our clients’ construction needs Make it easy to work with us CUSTOMER CUSTOMERS Provide enhanced performance and reliability WHY CENTRICITY OUR REASON OF BEING Grow revenue Reduce costs PURPOSE INNOVATION SHAREHOLDERS Optimize assets Keep a tight rein on risks To help the world reach AND INVESTORS Enforce a strong governance the next frontier of sustainable living Be a relevant engine of economic growth VALUES SUSTAINABILITY COMMUNITIES Build more capable, inclusive and resilient communities Ensure safety Reduce impact on local air, water and waste and Focus on customers conserve biodiversity Act with integrity EBITDA Encourage creation of innovative solutions to reduce SUPPLIERS Work as One Cemex GROWTH costs while promoting sustainable goods and services Foster Innovation Be a reliable client throughout the value chain, adding Embrace diversity a trustworthy reputation to the negotiation CEMEX 2022 INTEGRATED REPORT 15

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G OUR COMMITMENT TO THE UN SUSTAINABLE DEVELOPMENT GOALS Our Priority SDGs Cemex Participation in UN Initiatives Our Four Priority SDGs Cemex is committed to contribute to achieving the United Nations Sustainable Development 1 Signatory and active participant in the CEMEX REAFFIRMS ITS COMMITMENT AT THE UNITED NATIONS Goals (SDGs) since their launch in 2015. Aligned UN Global Compact since 2004. Our digital, operational, workforce, and commercial innovations and Cemex’s CEO, Fernando A. González, participated in a CEO round-with our commitment, we prioritized a group Member of the UN Global Compact CFO investments are transforming our table hosted by UN Secretary-General António Guterres at the UN of SDGs that are directly related to our com- 2 Coalition for the SDGs. industry and creating more value Headquarters in New York City in September 2022. The group of pany’s business strategy. In 2022, we refocused for our stakeholders. CEOs from 11 leading companies discussed how to inspire ambi-our top SDGs to connect with the compa- Signatory to the Women’s Empowerment 3 tious and principled business leadership committed to achieving ny’s recent transformative actions, including Principles and Target Gender Equality. the SDGs. our Urbanization Solutions core business and Future in Action program. Joined the Race to Zero campaign and Our products and solutions and 4 affordable housing programs make At the meeting, Fernando A. González reaffirmed Cemex’s com-the Business Ambition for 1.5°C Coalition. mitment to strengthen its partnership with the UN on topics SDGs 9, 11, 12, and 13 represent our greatest an essential contribution to building Member of the Mexican network of sustainable cities. aligned with our strategy and areas of expertise including sustain-opportunity to leverage our essential portfolio 5 the Private Sector Alliance for Disaster able ?nance, supply chain, diversity and inclusion, and a just transi-of products, services, and solutions for creating Resilient Societies (ARISE) led by the UN tion to a carbon neutral economy. Moreover, through our ?agship pro?table shared value, while contributing to Office for Disaster Risk Reduction. decarbonization program, Future in Action, Cemex will seek to achieve the United Nations 2030 Sustainable lead the way in climate action for the building materials industry. Development Agenda. Our Vertua® line of sustainable products and our waste processing Cemex was also present at the SDG Investment Forum organized capabilities boost responsible by the UNGC CFO Coalition, where Cemex’s CFO, Maher Al-Haffar, consumption that is also pro?table. spoke about the company’s experience of aligning its corporate finance strategy to its sustainability commitments through instruments like its Green Financing Framework and Sustainability-We are committed to becoming a Linked Framework, which support the ?nancing of SDG-aligned investments in areas such as CO2 emissions reduction, clean elec-net-zero CO2 company and leading tricity, energy efficiency, clean transportation, water management, the industry in climate action through our transformative Future in air quality, circular economy, and waste management. Action program. CEMEX 2022 INTEGRATED REPORT 16

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G OUR PROGRESS TOWARD OUR 2025-2030 SUSTAINABILITY TARGETS FOCUS AREA KEY PERFORMANCE INDICATOR 2022 2025 2030 Link to prioritySDGS SUSTAINABILITY Target Target Health and Safety Employee fatalities (No.) 3 0 0 9, 11 Employee Lost Time Injuries (LTI) frequency rate 0.5 0.2 0 9, 11 TARGETS Net Promoter Score (NPS) 66 70 9 Customer Centricity Sustainable Products and Vertua® cement sales vs. total cement volume sold (%) 41 50 11, 13 Solutions Vertua® concrete sales vs. total ready-mix concrete volume sold (%) 33 50 11, 13 Speci?c net CO2 emissions per ton of cementitious product 2 1 562 520 <430 9, 11, 13 (kgCO /cementitious) We have de?ned a new set of ambitions with a Climate Action Clinker Factor (cementitious) (%) 73.7 74 68 9, 11, 13 2025 and 2030 vision that we believe strengthens our commitment to building a better Alternative fuels rate (%) 35 43 55 9, 11, 13 world by helping to alleviate some of the most Clean electricity consumption in cement (%) 33 40 65 9, 11, 13 signi?cant challenges communities face today. Total waste-derived sources managed (million tons) 27 41 9, 11, 12 Circular Economy Ratio of waste-derived sources managed vs. waste sent for disposal 67 100 9, 11, 12 Reduction of dust emissions per ton of clinker vs. 2005 (%) 85 95 12 Air Emissions Reduction of NOX emissions per ton of clinker vs. 2005 (%) 43 47 12 Reduction of SOX emissions per ton of clinker vs. 2005 (%) 60 67 12 Quarry rehabilitation plans, Biodiversity Action Plans, and third-party 2 88 100 11, 13 Biodiversity certi?cation (%) Third-party certi?cation on critical sites (%) 70 100 11, 13 Implementation of Water Action Plans in sites located in water-scarce areas 3 20 100 12 (%) Water Reduction in speci?c freshwater withdrawal in cementitious (%) 1.6 20 12 Reduction in speci?c freshwater withdrawal in aggregates (%) 0 15 12 Reduction in speci?c freshwater withdrawal in concrete (%) 5.1 10 12 Community engagement plans in priority sites (%) 91 100 9, 11 Communities Community partners (million people)4 26 30 11 Employee Net Promoter Score (eNPS) 45 ?43 9, 11 Employee Experience Voluntary turnover (%)5 12 <10 9 Sustainability assessment of critical suppliers by an independent third-party Suppliers 68 80 90 9, 11, 12, 13 1 Target aligned with SBTi 1.5°C scenario. (% spend) 2 Biodiversity Action Plans in line with the scoping study carried out in 2010. Implementation of Ethics and Compliance Continuous Improvement Program 3 We have implemented Water Action Plans in 100% of sites in extremely high water Ethics and Compliance 89 100 9 (%) stress areas. 4 Individuals positively impacted from our social initiatives. Sustainable Finance Debt link to sustainability (%) 42 50 85 9, 11, 12, 13 5 2030 Target is an annual target. CEMEX 2022 INTEGRATED REPORT 17

ENVIRONMENTAL EXCELLENCE Protecting and enhancing the environment is fundamental to achieving our purpose of building a better future. CEMEX 2022 INTEGRATED REPORT 18

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G FUTURE IN ACTION: OUR Our path to net-zero includes PATH TO CARBON NEUTRALITY numerous targets and key milestones that directly contribute to achieving SDGs 9, 11, 12, and 13. Our purpose is to build a better future, and in order to do that we FUTURE IN ACTION CONCENTRATES ON SIX PILLARS: must address humanity’s most pressing issue: climate change. We believe that our products are essential to society; they bridge the gap between the urbanization path and building a sustainable Sustainable Products Decarbonizing Circular Economy Water and Innovation & Promoting a future for all. Our goal is to continue providing & Solutions our Operations Biodiversity Partnership Green Economy the construction products and building solutions that society increasingly demands and to do so with a net-zero CO2 footprint. Sustainability has Additionally, we have recognized that this evo- been a priority for We are convinced this transition is achievable. lution can be pro?table. On one end, in a circu- Cemex for many For many decades we have leveraged our lar and green economy, our largest production years. technical capacity to implement sustainable costs, such as energy, can be converted into an practices that mitigate CO2 emissions across income stream. On the other end, new market our operations. Going forward, our plan is to segments are emerging and demand for sus-accelerate the use of these proven technolo- tainable smart building solutions and products gies and develop new partnerships, innovation with a lower carbon footprint is growing. tracks, and cutting-edge technologies required to deliver on our decarbonization ambition. Future in Action is our plan going forward that focuses on achieving sustainable excellence through climate action, circularity, and natural resource management with the primary objective of becoming a net-zero CO2 company. CEMEX 2022 INTEGRATED REPORT 19

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G SUSTAINABLE PRODUCTS AND SOLUTIONS One of the main goals of our Future in Action strategy is to Concrete’s inherent sustainability attributes that make it essential in building a modern Durability. The inherent long-lasting provide our customers with carbon-neutral economy include: characteristics and longer life cycle of concrete contribute to developing durable a comprehensive portfolio structures, which conserve resources by reducing the need for reconstruction. Recyclable. Concrete from construc-of sustainable products and Furthermore, the durable characteristic of tion and demolition waste can be 100% RESILIENT concrete contributes to lower maintenance solutions. recycled as aggregate for other applica-requirements throughout the entire life of tions, including as a base material or in the structure. The Essential Role of Concrete in Building a the production of ready-mix concrete, helping to avoid carbon emissions and Modern Carbon-Neutral Economy Resistant. Concrete is resistant to ?re, costs associated with its disposition, or Concrete, the most used man-made material wind, water, and earthquakes and can with the extraction and transport of raw in the world, is a sustainable building mate- withstand weathering, erosion, and materials. rial available everywhere in our society. No extreme weather conditions. Reducing substitute can match its strength-to-cost the need for repairing and rebuilding Absorbs CO2. Concrete can absorb up to performance, which makes concrete essen- plays a key role in making it a more cli-25% of its total embodied carbon foot-mate-friendly material. tial for building long-lasting infrastructure and print1. This absorption occurs throughout CIRCULAR EFFICIENT buildings. the lifetime of concrete in built structures—and even beyond since recycled Due to the unique characteristics of concrete, concrete used as a secondary product Versatile. Concrete can be shaped and molded into any it is difficult to imagine a future without this continues to uptake carbon. surface, texture, or pattern. material in construction. Thermal mass. Concrete has ability to provide inertia against temperature fluctuations in buildings – either 1 According to the United Nations’ absorbing or releasing heat in response to changing con-Intergovernmental Panel on Climate Change ditions. Concrete provides an efficient and cost-effective (IPCC) Sixth Assessment Report (AR6) on solution to reduce indoor temperature ?uctuations, thereby the physical science basis of climate change (August 2021). lowering the energy required to heat and cool interior spaces. CEMEX 2022 INTEGRATED REPORT 20

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G The Vertua® Family of Sustainable Products THE VERTUA® PORTFOLIO OFFERS FIVE KEY SUSTAINABILITY ATTRIBUTES and Solutions At Cemex, we are focused on providing our customers with the best construction solutions to their ever-changing needs while promoting a sustainable construction industry. In three years since launching, Vertua®, our family of sustainable products and solutions has gained widespread acceptance across all our regions. SUSTAINABILITY ATTRIBUTES Going Beyond Low Carbon Lower CO2 footprint Enhanced thermal Water conservation Conserve resources by Emission reductions The comprehensive Vertua® family of prod- embodied in the con- insulation that improves from reduced water incorporating by-prod- through the choice of ucts promotes Cemex’s innovations and sets struction materials (e.g. energy efficiency, which in consumption during the ucts, recycled, and reused concrete floor slab challenging thresholds in the drive to achieve cement and concrete) turn reduces indirect CO2 construction phase and/ materials in new prod- geometry and system, industry-unprecedented sustainable per- when compared to a emissions during the use or allowing water to filter ucts and solutions, and choice of concrete column defined industry or mar- phase of buildings and back into the soil during processes that minimize spacing, and optimization formance while also balancing customers’ landfill waste. expectations for high quality with valuable ket reference. structures. the use phase of buildings of concrete strength/ele-sustainability advantages for their construction and structures. ment size/reinforcement projects. percentage. PRODUCTS AND SOLUTIONS Vertua® Concrete Classic, Insularis, Porofoam Hidratium, Pervia Neogem D.fab 3D Printing; Resilia; Vertua® sales in 2022 Plus, and Ultra Zero Fortis Vertua® Cement Plus and Ultra; Evolution ECO; Vialow; 41% Ready Block Zero; Supaflo of our cement volumes RENEWABLE ENERGY WITH A LOWER CARBON FOOTPRINT The Ivovik wind farm, a high-pro?le renewable energy project in Bosnia and % Herzegovina, is using Cemex’s Vertua® Ultra lower carbon cement to build the 33 concrete foundations for the 20 wind turbines that will produce enough energy for 100,000 households. With a vision of combining renewable energy with a lower of our concrete sales carbon footprint, the wind farm is expected to reduce annual CO2 emissions from energy production by about 240,000 tons and have a 70% lower carbon footprint in the consumption of concrete. CEMEX 2022 INTEGRATED REPORT 21

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G DECARBONIZING OUR OPERATIONS Cemex is among the ?rst Our Progress in 2022 SPECIFIC NET CO2 EMISSIONS companies in the cement industry As of 2022, we have reduced our speci?c net (kg CO2/ton of cementitious product) CO2 emissions by 30% compared with the 1990 to achieve validation by the baseline. In two years, we have reduced spe-ci?c emissions by 9%, a reduction that in the 801 Science Based Targets initiative past took more than a decade to achieve. (SBTi) of our Scope 1, 2 & 3 2030 -23% -30% In 2022 alone, we achieved a 5% CO2 emissions 620 591 -35% targets aligned to the 1.5°C reduction per ton of cementitious material. 562 520 -47% Scenario and our 2050 net-zero This reduction, together with the increased use of clean electricity, allowed us to avoid emitting 430 CO emissions goal. over 11 million tons of CO2, equivalent to the 2 annual emissions of 2.4 million passenger Leading the Industry Toward Net-Zero vehicles. In 2022, Cemex validated its 2050 net-zero CO2 target and its new 2030 decarbonization goals under the Science-Based Targets initiative’s (SBTi) 1.5ºC Scenario methodology, becoming 9% reduction in 1990 2020 2021 2022 2025 2030 one of the ?rst companies in the industry to CO2 CO2 emissions per ton Cemex SBTi Target do so. With this, Cemex intends to have the Baseline Baseline most ambitious decarbonization pathway in of cement in two years, the building materials industry. a record-breaking performance for our company. 14% reduction in our CO2 emissions intensity per US$ of revenue (Scope 1 + 2) vs. 2021. CEMEX 2022 INTEGRATED REPORT 22

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Maximizing Proven CO2 Reduction Levers CEMEX ACCELERATED ROADMAP GOALS TOWARD NET-ZERO We have been working globally to take full (aligned with the SBTi most ambitious 1.5ºC scenario) advantage of proven technologies and maximize the technical levers currently available in the cement and concrete production processes Targets 2025 2030 Targets 2050 Net-zero transition to decarbonize our global operations. 35% reduction 47% reduction To achieve our 2025 and 2030 CO2 reduction emissions1 in cement emissions1 in cement of CO2 of CO2 goals, we are focused on maximizing the fol- to 520 kg of CO2 per ton of cementitious to 430 kg of CO2 per ton of cementitious lowing proven levers: product. product. Accelerating the Use of Alternative Fuels with 41% reduction High Biomass Content. content in concrete1 of CO2 Clinker Factor Optimization. Scope 1 Net-zero Increasing the Use of Decarbonated Raw Materials. 68 emissions across 74% clinker factor % clinker factor Improving Specific Heat and Energy the company Consumption. 43% alternative fuels 55% alternative fuels Increasing the Consumption of Clean Electricity. Scope 2 Reducing Our Transport Emissions. 40% clean electricity consumption 65% clean electricity consumption Scope 3 The construction industry is 2 -25% kg CO2 emissions essential to the development per ton of purchased clinker and cement and well-being of society. Our % 2 -30 kg CO2 emissions company’s record breaking per ton of transported products -40% kg CO emissions2 CO2 reduction in the past two 2 years gives us con?dence that a per ton of purchased fuels -42% emissions2 transition to carbon neutrality is kg CO2 from the use of traded fuels achievable. 1 Compared to our 1990 baseline. 2 Compared to our 2020 baseline. CEMEX 2022 INTEGRATED REPORT 23

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Accelerating the Use of Alternative Fuels Investing Toward 100% Alternative Fuels Rate in Boosting Our Alternative Fuels Leadership in with High Biomass Content the U.K. New Geographies A New Company Record In 2022, Cemex inaugurated its new Climafuel While Europe continues to lead the way with In 2022, alternative fuels constituted 35% of facility at its Rugby cement plant in the U.K. the highest substitution rate, we are moving our fuel mix, setting a company record for The US$25 million investment allows the plant to accelerate alternative fuel usage in all other the second consecutive year. For the year, we to eventually phase out the use of fossil fuels regions. Our Mexican operations have had increased the alternative fuels rate by 5.8% and operate 100% on alternative fuels. Rugby an impressive alternative fuels performance, percentage points compared to 2021. will be the first Cemex plant to achieve this increasing usage by more than 19 percentage important milestone. Climafuel is a waste-de- points since launching Future in Action in 2020. The use of alternative fuels with a high bio- rived fuel that is made using household resid-mass content is a key lever to reduce direct ual and commercial waste that would other- Hydrogen Injection: Enhancing the Use of CO2 emissions from the clinker production pro- wise go to land?lls. Alternative Fuels cess, reaching 12% of the total fuel mix in 2022. With the investment at Rugby’s plant, Cemex Cemex has been a pioneer in the adoption of in Europe processes the equivalent annual hydrogen injection within the cement industry Alternative fuels can eliminate our reliance residues of a city the size of Madrid or Berlin, as a means to potentialize the use of alter-on carbon-intensive fossil fuels, powering our achieving 70% alternative fuel substitution in native fuels. This technology improves com-kilns while also supporting our communities in the region this year, significantly higher than bustion conditions and increases the reaction dealing with one of society’s most intractable the industry average. We currently have plants rate, allowing for greater use of alternative challenges: waste. Alternative fuels are mostly in the Czech Republic, Germany, and the U.K. fuels and reducing CO2 emissions from fuel waste from human activities that contain operating with substitution rates above 70%, consumption. recoverable energy that would otherwise end and our Chelm and Rudniki plants in Poland, up in land?lls without energy recovery. The running above 90% substitution rate. In 2022, we used hydrogen injection in our most common alternative fuels are biomass cementitious kilns in all of our plants in Europe fuels, refuse-derived fuel, tire-derived fuel, and and continued our global rollout of this tech-alternative liquids fuels. Cemex gives priority to nology to reach implementation of hydrogen the use of alternative fuels with high biomass ALTERNATIVE FUELS RATE injection technology in 44% of our clinker pro- We reached implementation of content. Biomass waste has already removed (percentage) duction. In the year, we started using hydrogen hydrogen injection technology in and absorbed CO2 from the atmosphere, so 55.0 injection at the San Pedro De Macoris plant 44% of our clinker production. when it is later used as a fuel it has a neutral in the Dominican Republic, and announced impact on our gross emissions. 43.0 investments to implement hydrogen injection 35.0 at four of our cement plants in Mexico. 25.3 29.2 20.4 0.6 2010 2020 2021 2022 2025 2030 1990 SBTi Target Target Baseline Cemex Baseline CEMEX 2022 INTEGRATED REPORT 24

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G Clinker Factor Optimization Increasing the Use of Decarbonated Raw Using decarbonated raw materials in clinker Improving Specific Heat and Energy As of 2022, the average clinker factor in our Materials refers to the partial substitution of virgin lime- Consumption cementitious products was 73.7%— an historic In 2022, we avoided over 740,000 tons of CO2 stone by a range of alternative materials such We have introduced novel clinkers in a signi?-low for Cemex. with the use of decarbonated raw materials in as slag, paper ash, gypsum, and ?fluoride, which cant number of our cement plants, primarily in our global operations. contain calcium oxide with no embedded CO2. Mexico and Europe, reaching 37% share in our By 2030 we aim to achieve further reductions The use of already decarbonated raw materi- clinker production in the latter region. in our clinker factor as a key contributor to In the year we registered a 20% increase in the als holds great potential to avoid process CO2 reaching our CO2 goals. To this end, Cemex is consumption rate of decarbonated raw mate- emissions as well as to reduce fuel emissions By adjusting the traditional composition of increasingly using Supplementary Cementitious rials across our operations, compared to 2021. thanks to lower heat demand compared to clinker and using special mineralizers in the raw Materials as a substitute for clinker in cement In our European operations, we achieved a what is typically required in decarbonizing the mix, these technologies significantly reduce the to reduce embodied CO2 process emissions 64% increase, which contributes to positioning limestone in the raw meal. energy intensity of clinker production, improve and CO2 emissions from energy use associ- Europe at the forefront of emissions reduc- the energy requirement for grinding, and utilizeated with clinker production. In 2022 blendedtions worldwide. a different chemical reaction to release less cements increased to 74.7% from 66% in 2021 CO2 compared to ordinary Portland Cement. of our total production. Cemex has researched low-temperature and low-CO2 clinkers for over 20 years, success-CLINKER FACTOR fully developing novel clinkers with a 10% to (percentage) 20% lower CO2 footprint. As the availability of the required raw materials to produce novel clinkers can be challenging in some locations, 84.3 Cemex will continue to invest in the development of novel clinkers with a smaller CO2 footprint, actively scout potential sources of 77.0 76.0 the key input materials, and leverage its global 75.2 74.0 73.7 footprint to unlock the deployment at scale of these solutions across regions. 68.0 1990 2010 2020 2021 2022 2025 2030 Target Target 73.7% clinker factor. Already below our 2025 target. CEMEX 2022 INTEGRATED REPORT 25

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G efficiency, and is a key effort to mitigate Scope 2 emissions and achieve its net-zero ambition. Also, it makes good busi- REWARDING OUR LONG-TERM COMMITMENT ness sense given that the price of clean electricity is stable, Our U.S. operations were named EPA ENERGY and in many markets represents savings against the price STAR® Partner of the Year for the fourth consecutive of fossil fuel generation. year, earning the Sustained Excellence Award from the U.S. Environmental Protection Agency and U.S. CLEAN POWER SOURCES DEVELOPED OR CONTRACTED1 Department of Energy—the highest honor among ENERGY STAR® awards. The award puts Cemex USA among a distinguished group of companies that 250 MW Eurus wind farm have made long-term commitments to ?ghting cli-150 MWac Tuli solar farm mate change and advancing energy efficiency. Mexico 150 MWac Helios solar farm Over the last 15 years, Cemex USA operations have 126 MW Ventika I wind farm received more than 60 ENERGY STAR certi?cations, 126 MW Ventika II wind farm and dozens of its cement terminals and ready-mix concrete operations have achieved the ENERGY California 7 MW wind portfolio STAR Challenge for Industry. Increasing the Consumption of Clean operations in Spain. And in Guatemala, we Germany 30 MW waste-to-energy facility Electricity signed an agreement with Enel Green Power, starting in 2022, to supply 100% of Cemex’s United In 2022, Cemex continued leading the industry 100% renewable power contract electricity consumption with renewable power Kingdom in clean electricity with 33% clean electricity for the next ?ve years. In Croatia, during 2022 consumption in our cement plants. we started participation in the ZelEn renew- Poland 100% renewable power contract Aligned with our new SBTi target, by 2030, able energy program from our supplier, HEP Spain 15MW renewable energy PPA Cemex aims to more than double the current Opskrba. These agreements add to our 2020 consumption of clean electricity in cement to agreements of 100% renewable energy supply 6 MW waste heat recovery facility in Solid 65%. This target will require a combination of for our operations in Poland thanks to PGE Philippines Obrót and three more years of our agreement 5 MW waste heat recovery facility in APO plant-speci?c solutions and country-wide clean with Engie to supply 100% renewable energy energy procurement due to differences in the for our operations in the United Kingdom. In Colombia 11 MW hydropower portfolio ability to generate clean electricity efficiently addition, we completed the construction of and cost-effectively, as well as differences in a power generation system based on waste Panama 100% hydroelectric contract the local regulatory and economic environ- heat recovered from the hot gases out of the 1.5 MWac solar project 33% ments near each plant. clinker cooler in our Rüdersdorf cement plant Dominican Republic 20MWac solar project contracted in Germany. of our cement plants To move forward on our commitment, in 2022 Cemex signed a ten-year agreement, initiat- Guatemala 100% renewable power contract energy consumption came ing in 2023, to purchase clean electricity from Advancing the use of clean electricity in from clean electricity ACCIONA Energía to cover about 30% of the Cemex’s cement operations complements the electric power required for Cemex’s cement company’s ongoing efforts to increase energy 1 As of December 31, 2022. CEMEX 2022 INTEGRATED REPORT 26

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G A MULTI-PRONGED APPROACH TO MINIMIZE CO2 TRANSPORT EMISSIONS NOW AND INTO THE FUTURE FIRST MOVERS COALITION Cemex is a founding member of the First Transitional technologies and fuels Scaling up zero-emission solutions Movers Coalition, an initiative launched at COP26 through a partnership between Lower-carbon trucks: In 2022 we added Zero-emission vehicles: Volvo Trucks, our the U.S. Department of State and the nearly 200 lower-carbon trucks, mostly con- partner and founding member in the First World Economic Forum, which brings crete mixer trucks powered by low-emis- Movers Coalition (FMC), supplied Cemex together business leaders with global sion compressed natural gas or renewable with the world’s first fully electric and footprints to create market demand for natural gas whose carbon footprint is zero-emission heavy concrete mixer that zero carbon solutions in this decade and approximately 25% lower than the diesel can be used a full day’s work with a single jump-start the scaling of these emerging trucks they are replacing. Over half of the top-up charge. The mixer will be operat- technologies. vehicles were deployed in Mexico, with ing at the Berlin Spandau ready-mix plant. The company committed to making the remaining half split between Southern Furthermore, we have already deployed approximately 30% of its heavy-duty trans-California and Colombia. Natural gas-pow- close to 500 hybrid or zero-emissions port purchases zero emissions by 2030. ered trucks are a transitional technology vehicles in our sales ?eet, most of them in Rolling out our ?rst fully electric ready-mix that allows for an immediate reduction of Europe. truck supplied by Volvo Trucks is a strong carbon emissions. progress in that direction. Cemex expects Cemex partnered Reducing Transport Emissions Renewable fuels: Cemex is leading our Electromobility solutions: Cemex is collab- to gradually continue introducing and with Volvo Trucks to As one of the largest ready-mix companies, industry and expanding the use of renew- orating with Volvo Construction Equipment testing new prototypes for zero-emission develop the world’s our ability to reduce our transport emissions able diesel. This advanced second-gener- and other global players to develop ready-mix concrete trucks to its ?eet. ?rst fully electric and plays a key role to address climate change, ation biofuel is fully compatible with our zero-emission equipment, including electro-zero-emission heavy reducing our CO2 footprint, and achieving our current ?eet and can reduce 60% to 80% of mobility solutions that improve productivity concrete mixer. 2050 Net-Zero target. To this end, Cemex is the carbon footprint from transport when and reduce the CO2 footprint of mobile implementing a multi-pronged approach. used in 100% concentrations. Our opera- construction equipment and trucks. tions in California are leading this effort with Our strategy combines taking immediate over 80% of its business units fully using action to accelerate the use of currently avail- renewable diesel. able proven transitory technologies, such as lower-carbon trucks and renewable fuels, while at the same time actively collaborating with our partners to discover, pilot, learn, and scale the long-term solutions needed to achieve net-zero, including hybrid and zero-emission 200 500 First vehicles. low-carbon trucks added hybrid or zero-emission fully electric and in 2022 to our fleet, mostly vehicles deployed in our zero-emission heavy concrete mixers sales fleet concrete mixer truck CEMEX 2022 INTEGRATED REPORT 27

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CIRCULAR ECONOMY WASTE GENERATION WASTE MANAGED 94% of our waste is This is 67 times more than reused, recycled or the non-recyclable waste 94% recovered. ~27M we generated. Only 6% is disposed of. 0.4 million tons of 6% non-recyclable waste 0.4 M generated. In our application of circular kinds of waste. Furthermore, Regenera lever- REGENERA 2022 MILESTONES ages Cemex’s global expertise and infrastruc- Worldwide launch of Cemex Regenera economy principles, we take ture to use waste and industrial byproducts as provider of circularity solutions globally. a signi?cant step in achieving sustainable substitutes for fossil fuels and natural raw materials in its production processes. our Future in Action goals to decarbonize our operations while Essential Role in Building A Circular Economy Recovered non-recyclable In 2022, we managed close to 27 million tons materials from the Nile River also contributing to the alleviation of waste, which is 67 times more waste than are used to substitute fossil of the waste management the non-recyclable waste we generated. By fuels in cement production. 2030 we aim to increase by more than 50% challenges cities, governments, the amount of waste and by-products we manage. industries, and communities face New multiservice dock Regenera is processing the The cement and concrete industries have a in Paris, offering a equivalent of around 25% of around the world. wide range of circular unique ability to transform many residues into Mexico City’s municipal waste, economy services. useful materials. Our manufacturing processes contributing to its Zero Waste Regenera acquired a 51% stake Launching Regenera: Circularity Solutions Plan and turning the city’s in SHTANG Recycle LTD, a allow us to become a waste consumer that refuse into fuel. construction demolition, and for a Sustainable Future can actively and simultaneously contribute to excavation waste recycling With over 20 years of experience in waste both reducing our CO2 emissions and building company in Israel management solutions, in 2022 Cemex a circular economy through partnerships with Processing over 80% of the New Circular Center in Bogotá launched Regenera, a new business specialized other industries, authorities, and communi- urban solid waste generated in in providing circularity solutions to extend the produces recycled aggregates ties. Our objective is to maximize the use of Querétaro, Mexico. and restores the environment. life cycle of products and materials. society’s and other industries’ non-recycla- Supporting local initiatives to Collecting and recycling empty ble waste and by-products with a particular clean La Ventanilla Beach in cement bags in collaboration Regenera offers waste management solutions focus on three waste streams: municipal and Oaxaca and Tortugas Beach in with public and private to organizations from the private and public industrial waste, Construction, Demolition, and Quintana Roo. organizations sectors, which include the reception, manage- Excavation (CDE) waste, and other waste and ment, recycling, and coprocessing of different industry by-products. CEMEX 2022 INTEGRATED REPORT 28

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Municipal and Industrial waste: Cleaning the Nile River Using Circular Principles Regenera offers Transforming Waste to Energy In Egypt, Regenera leads an innovative circular waste management In 2022 we substituted 35% of the fossil fuels economy program centered around cleaning solutions which we use in our kilns with alternative fuels, avoid- up the Nile River. While teaming with local include the reception, ing over 2 million tons of CO2 emissions. ?shermen and the NGO VeryNile to improve management, the health of the river, we are also using the recycling, and Europe’s Achievements in Circularity non-recyclable waste retrieved as a lower-car- coprocessing of In 2022, our operations in Europe processed bon alternative to replace fossil fuels in our different kinds of the equivalent annual waste produced by a kilns. Moreover, local ?shermen are leverag- waste. city the size of Berlin, achieving close to 70% ing the recyclable materials as an additional alternative fuel substitution in the region, sig- income stream. ni?cantly higher than the industry average. By year end, three of our plants were already pro- Re-incorporating CDE Waste into the Built ducing cement with CO2 levels below 430 kg Environment per ton, our new 2030 consolidated goal. As a Developing construction in high-growth urban result, our operations in Europe have achieved locations requires circular economy solutions a 40% reduction in CO2 emissions compared to that mitigate climate change and save natural our 1990 baseline. resources. In the ready-mix concrete production process, we consume Construction, Co-processing of Mexico City Waste Demolition, and Excavation (CDE) waste as Applying circular economy principles, Regenera recycled aggregates. CDE waste is generated Circularity Center in Tunjuelo, Colombia In our operations, we aim to maximize the is processing the equivalent to around 25% from residues in the built environment, includ- In 2022, Regenera announced the launch of the reuse of cement kiln dust in the production of Mexico City’s municipal waste. The non-re- ing debris, returned and demolished concrete, Circularity Center in the Tunjuelo sector, south loop. When this process is not possible, we cyclable materials recovered are used as a bricks, glass, block, excavation soil, shingles, of Bogota. After the closure of this 300-hect- make efforts to recover this by-product for lower-carbon fuel, allowing our largest plant and wood, among other materials. are old quarry, the site provides services to other uses such as soil or road stabilization, in Mexico to run below 400 kg of CO2 per ton process CDE waste for the production of fertilizer enhancer, or de-icing agent for roads. cement produced, ahead of our 2030 goal as Wide Range of Circularity Services for The Paris recycled aggregates, cement bag recycling, and Furthermore, with our range of admixture a company. In 2022, we continued increasing Construction Market collection of non-recyclable waste to be used products Isocycle, we can transform the waste our waste management capacity with the In Gennevilliers in the heart of Paris, Regenera as an alternative fuel in our cement kilns. concrete into a value-added material that can acquisition of Broquers Ambiental, a sustain- operates our ?rst multi-service, multi-modal be reintroduced into the value chain. able waste management company located in platform focused on offering a wide range Other waste and industry by-products: Queretaro, Mexico. of circular economy services. The operation Exploring Innovating Alternative Raw receives and processes CDE waste and is Materials able to provide a variety of aggregates and In 2022, we replaced 10 million tons of raw concrete made from recycled aggregates. materials with alternative by-products and Smart logistics services that prioritize shorter waste from other industries. In the cement transport distances help reduce the overall production process, we can replace part of carbon footprint of new construction projects the clinker with by-products, including ?y ash in Paris. and slag. In the ready-mix concrete production process, we can recycle materials to use as cement substitutes. CEMEX 2022 INTEGRATED REPORT 29

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G WATER AND BIODIVERSITY We strive to carry out our Cemex Water Action Plans (WAPs) with the University of Alcalá Foundation using SITES INCLUDED IN CEMEX’S WATER STRESS WAPs offer a customized set of response Aqueduct, an online tool run by the World MAP ASSESSMENT business activities responsibly actions to mitigate speci?c water risks for each Resources Institute that provides information and sustainably, minimizing community by adopting recommendations on water quantity, quality, regulatory, and rep- Sites by Business based on the Water Risk Filter tool from the utational risks worldwide. the environmental impacts and World Wildlife Foundation. Results indicate that 1% of our operations are maximizing the value generated 64 >1,235 >235 Our Water Stress Map Assessment guides us located in extremely high water-stressed zones to society. in implementing WAPs in operations located and 15% are located in high water-stressed in water-stressed zones. The assessment ana- zones. In the last 2 years, we completed the CEMENT READY-MIX lyzed the evolution between 2012 and 2020 of implementation of WAPs in 20% of our sites AGGREGATES Optimizing Water Management CONCRETE The preservation of water, humanity’s most over 1,500 cement, ready-mix, and aggregates located in water-stressed zones including precious resource, is a top priority for Cemex sites compared to water-stressed zones. Our all the sites located in extremely high water and fundamental to our Future in Action assessment was completed in collaboration stressed zones. Percentage of Sites in Water-Stress Areas by Business commitment to carrying out our activities sustainably. CEMENT 23% Water is a key input in our cement, ready-mix, CEMEX WATER ACTION PLANS MODULES and aggregates production, as well as in the READY-MIX 16% cleaning of plants, trucks, and equipment. To optimize its use and protect the ecosystems MODULE MODULE MODULE MODULE MODULE AGGREGATES 12% we rely on, our company has a comprehensive 1 2 3 4 5 process that prioritizes sites with the highest water-related risks and the most signi?cant Water Awareness & Operations, Internal Efficiency & Value Chain Stakeholder commercial impact, which includes mainte- Internal Capacity Performance, Cemex’s Solutions Engagement Engagement nance routines installing water recycling sys- Measurement & Management in extremely high tems, and monitoring discharge quality. 100% implemented WAPs water-stressed sites CEMEX 2022 INTEGRATED REPORT 30

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G New Freshwater Use Targets and Roadmap In 2021, we set new 2030 targets on fresh- TOTAL WATER WATER MANAGEMENT ROADMAP water withdrawal reduction that strengthen (million m3) our water policy principles and take us a step further in our water strategy. Our objective is to switch to non-freshwa- 58.7 40.3 2030 _ ter consumption instead of fresh water, which competes with human and agricultural consumption. By increasing the use of water from treatment plants, rain, and residual from WITHDRAWALS CONSUMPTION other industries, we aim to access sufficient Shift to Deploy Robust monitoring quantities of water and reduce the pressure non-freshwater water-positive and reporting aggravated by climate change and competing sources initiatives in water-stressed priorities. Reduce Install water zones Establish 2030 WATER CONSUMPTION BY PRODUCT freshwater recycling systems targets by consumption business segment CEMENT 265 l/ton Increasing the Use of Non-Freshwater Across Our Operations READY-MIX MEXICO—Our operations in Mexico are rapidly SPAIN—We are channeling waste heat from 232 l/m3 replacing freshwater with alternative water our cement kiln in Alicante to the local water sources in our concrete plants, such as water treatment plant for a sludge drying process AGGREGATES from other industries, our recovered water, that recovers water for agricultural irrigation rainwater, and treated water. In 2022, our con- purposes in our neighboring community, and 123 l/ton crete operations in Monterrey, Mexico achieved produces dry sludge that is subsequently used a key milestone in this process going from as an alternative fuel in our cement kiln. In 20% to close to 100% use of alternative water addition to reducing water stress in the region, sources within the year. this holistic circular solution is also contributing 2030 TARGETS ON SPECIFIC FRESHWATER to avoiding land?lling and reducing CO2 emis-WITHDRAWAL REDUCTION sions in our operations. (percentage) 82% 20 10 15 of our sites have water recycling systems CEMENT READY-MIX AGGREGATES CEMEX 2022 INTEGRATED REPORT 31

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Preserving Land, Biodiversity, And Third-party Certi?ed Conservation Projects Cemex Biodiversity Action Plans The study analyzed the proximity of all Ecosystem Services Going beyond implementing BAPs in high-pri- Cemex recognizes the importance of protect- Cemex’s active and non-active cement and Protecting and enhancing biodiversity and the ority quarries, we have extended our strategy ing biodiversity and its intrinsic value across aggregates operations to areas of High natural environment beyond our operations to achieve third-party certifications for our con- our operations. To this end, our Biodiversity Biodiversity Value (HBV). The research used the is fundamental to mitigating climate change servation efforts in sites that do not overlap Action Plans (BAPs) guide operational sites to best available global-scale biodiversity infor-through healthy natural ecosystem services. with high-value biodiversity areas. Our conser- incorporate biodiversity management into their mation and data provided by the Integrated vation activities provide a valuable opportunity standard processes. Biodiversity Assessment Tool (IBAT) built by In 2022 we continued implementing our to engage employees and local communities a partnership between BirdLife International, three-layered strategy focused on: enhancing in wildlife enhancement initiatives and foster Our 2030 goal is to have BAPs in place for Conservation International, the International the biodiversity in and around our quarries, awareness of how industry and natural habi- all active sites identi?ed as High Priority. Union for the Conservation of Nature, and the including the implementation of rehabilitation tats can coexist. Furthermore, we expect to review the effective UNEP World Conservation Monitoring Centre. plans; conservation initiatives, and; the develop- implementation of BAPs identi?ed under the ment of local Biodiversity Action Plans (BAPs). We now have 58 sites in ?ve countries legacy Biodiversity Scoping Study. The assessment follows our original Biodiversity with third-party conservation certi?cations. Proximity Study published in 2010 by Cemex Our Biodiversity Policy addresses how to Certi?cations are issued by leading environ- Updated Biodiversity Proximity Study and BirdLife International; which provided a solid responsibly handle natural resources by inte- mental organizations such as the Wildlife Cemex commissioned BirdLife International base for developing the company’s Corporate grating practices with the best standards and Habitat Council, ECOCERT, Texan by Nature, to implement a new updated Biodiversity Biodiversity Strategy, including the development aligning our biodiversity initiatives with our and Croatia’s Ministry of Environment and Proximity Study across our operations. The of a BAP Standard and a Corporate Guideline decision-making process, management sys- Energy, among others. ?ndings of this assessment provide a scienti?c on Biodiversity Management. Signi?cant tem, and business model. The policy is aligned basis to identify Cemex’s biodiversity-related changes occurred that led us to launch the new with the Convention on Biological Diversity. Learn more about our WHC-certi?ed priorities for the coming years, as well as for Scoping Study, including Cemex’s commitment Furthermore, we continue to integrate pro- programs. developing a sound biodiversity risk manage- to having a net positive impact on Biodiversity, posed biodiversity management best practices ment program and activities to support the the evolution in Cemex’s portfolio, changes in across our operations, aligned with our com- company’s sustainability strategy for 2030. policy regulations, and the increasing relevance mitment to the Global Cement and Concrete of issues such as climate change that have Association (GCCA) sustainability guidelines. created new risks and opportunities for the extractive sector. REHABILITATION PLANS IN OUR QUARRIES IMPACT ASSESSMENT—Before starting any AVOIDANCE AND MINIMIZATION OF IMPACT—RESTORATION / REHABILITATION—During COMPENSATION—Lastly, for any part of the earthwork, we carry out an environmental We aim to carry out activities with the least and after extraction activities in the quarries, impact area that could not be restored or impact analysis to map potential risks and potential risks to avoid or minimize impact; for we implement a rehabilitation plan. The goal rehabilitated, compensation is sought with a extraction possibilities. example, stopping extraction where biodiver- is to help restore the ecosystem services to Biodiversity Action Plan. sity is especially high. where they were before the extraction. CEMEX 2022 INTEGRATED REPORT 32

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Original Biodiversity Proximity Study Cemex Nature Positive Strategy Cemex recognizes that as an organization we CEMEX NATURE BOOK SERIES SINCE 1993 Achievements: can play a role in helping reverse biodiversity By focusing on the incredible value of blue loss. Thus, we aim for our Cemex operations carbon and its role as a nature-based 98% of our quarries located in high to gradually adopt a Nature Positive approach solution to climate change, “Blue Natural biodiversity value areas have implemented globally. Capital” the 29th edition of our book BAP. series, presents an eye-opening perspec-During 2022, Cemex U.K. developed a pilot tive on how we should view the relation-100+ priority species have benefited from framework to measure progress in our nature ship between people and the oceans. We BAPs. positive efforts. The mapping included the are proud to publish this book together assessments of: with Beneath the Waves, Oceans 2050, 25,000+ hectares of area positively 1 and SeaLegacy. By partnering with other impacted by conservation projects. Existing habitats and habitat quality. organizations, we take collective action not only to rebuild and protect global biodi- ~100 conservation groups and 2 Ecosystem integrity to understand the versity, but also to create nature-based stakeholders identified and engaged. scope of restoration activities. solutions to climate change. 4,000+ students engaged in 3 Climate resilience and vulnerability. environmental education. 4 The impact of invasive species. New Updated Biodiversity Proximity Study BLUE NATURAL CAPITAL 5 The presence and status of species of CAPITAL NATURAL AZUL Findings and New Target: conservation concern. Areas of High Biodiversity Value Accounted for in 29 new quarries found as high priority in By 2025, we will de?ne the nature positive the new updated Biodiversity Proximity Study proximity with high biodiversity value areas. baseline for all of our operations. This will be the basis to start our actions and have a rel- Legally designated Protected Areas (PAs) 399 Cemex cement and aggregate sites evant progress by 2030. We will work in all of Carlos Duarte, PhD • our quarries to conserve and restore ecosys- Foreword Alexandra Cousteau • Series Editor Cristina Mittermeier Key Biodiversity Areas (KBAs) analyzed in 21 countries. tems, as well as help with the reintroduction Natura 2000 areas (for European countries) of species toward helping nature recover and By 2030 our goal is to have a BAP in place ?ourish by 2050. Important Bird and Biodiversity Areas (IBAs) for all active sites identified as High Priority. Alliance for Zero Extinction (AZE) sites The IUCN Red List of Threatened Species By 2025 all of our operations will have a nature positive International Protected Areas (IPAs) baseline in place. including Ramsar sites, World Heritage sites, and UNESCO Man and Biosphere Reserves. CEMEX 2022 INTEGRATED REPORT 33

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G El Carmen Nature Reserve: Cemex Conservation Legacy REWILDING EL CARMEN NATURE RESERVE Cemex’s nature and biodiversity conservation goals intend to go beyond the location of our 250 Bighorn Sheep sites. 100+ specimens released in nearby For 22 years Cemex’s El Carmen Nature habitats. Reserve has been a testament to the key role that sustainability plays in the company’s purpose of building a better future. For every 900 Desert Mule Deer hectare of our global active operations, Cemex after the species was believed to be keeps seven hectares of conservation land in El Carmen Natural Reserve. close to extinction in the region. We are the only company in our sector with 100 Pronghorn Antelope a comparable nature conservation reserve specimens such as El Carmen. Since 2016, El Carmen has received the Gold Conservation Certi?cate, the after being extinct since the 1950s in highest award granted by The Wildlife Habitat the region. Council for conservation efforts. +70 American Bison In 2022, working with Mexican government agencies CONANP, CONAFOR, and SEMA currently on Mexico’s list of Scienti?c Research and the Mexican Fund for Nature Protection endangered and priority species. El Carmen’s extensive cross-border wildlife and BACK AND STRONGER AFTER 100 YEARS (FMCN), 50 hectares of forest and 200 hect-biodiversity reserve has provided numerous ares of grasslands were restored in El Carmen. The American bison herd keeps growing educational opportunities to more than 1,300 Largest Black Bears students and academics who have studied the at El Carmen Nature Reserve, where it Habitat Restoration and Species Preservation has gone from the initial 19 bison to now population in Mexico. region’s biodiversity, as well as Cemex’s posi-With 140,000 hectares, El Carmen is one 71, of which 32 were born at the reserve. tive impacts and high conservation standards. of the most biodiversity-rich areas in North Going forward, we expect to reach 300 To this end, El Carmen has been researched in America and one of the ?ve great wilderness heads in the next ?ve years, contributing 67 scienti?c papers and 19 Masters and Ph.D. ecosystems in the world. Located in northern to the conservation of an emblematic We are the only company in our thesis projects from prestigious universities Coahuila, Mexico, and southern Texas, United endangered species in North America. across Mexico and the United States, including sector with a comparable nature States, El Carmen’s five different ecosystems ITESM, UANL, UNAM, UCLA, Yale, and Texas are home to more than 1,500 plant species, conservation reserve such as El A&M. 289 avian species, 80 types of reptiles and amphibians, and 78 mammal species, includ- Carmen. ing some endemic species. Furthermore, El Carmen, stores around 11 million metric tons of biologically sequestered CO2. CEMEX 2022 INTEGRATED REPORT 34

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G INNOVATION AND PARTNERSHIPS We believe that one of the keys Reaching Net-Zero CO2 in our Cement to unlocking carbon neutrality Plants We are collaborating with startups, universities, is discovering and scaling new other industries, and authorities, to develop industrial-scale solutions using leading-edge technologies that can capture, technologies to make progress towards reach- store, or use carbon. ing net-zero CO2. We have joined the Rüdersdorf Carbon Neutral Alliance, which includes four consortiums and over 20 partners. The alliance aims to Cemex invests in breakthrough innovations to accelerate the development of innovative achieve carbon neutrality by developing stra-technologies designed to transform Cemex’s tegic partnerships with other industries and Rüdersdorf plant into a carbon-neutral cement companies at the forefront of Carbon Capture, facility. Use, and Storage (CCUS) and other carbon mitigation technologies. We believe that we With the innovative technologies, the CO2 have the knowledge and resources needed to emitted in the cement plant, will be captured materialize these advancements by leveraging and converted to new forms of energy and the capabilities of three key assets: Cemex’s materials for local use by industrial, residen-Global Research and Development, Cemex tial, and transport sectors. In 2022, as part of Ventures, our venture capital unit, and our the alliance, we joined forces with integrated internal Smart Innovation process. chemicals and energy company Sasol ecoFT 20 +1,000 +170 and renewable energy company ENERTRAG, in a milestone project that will combine CO2 produced from cement manufacturing with partners to develop innovation ideas in 2022 projects* in hydrogen to produce sustainable aviation fuel. industrial-scale solutions innovation portfolio to reach net-zero CO2 *These projects include commercial, Urbanization Solutions, logistics, among others. CEMEX 2022 INTEGRATED REPORT 35

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G Investing in Carbon Capture, Utilization, Leading-Edge CCUS Collaborations And Storage Technologies (CCUS) LEILAC 2 Project - Cemex is a member of the Our decarbonizing efforts beyond 2030 include Low Emissions Intensity Lime and Cement 2 investment in breakthrough technologies that (LEILAC 2 project). The consortium seeks to capture CO2 more efficiently and are econom- efficiently separate the carbon produced fromically viable at an industrial scale, including the clinker manufacturing process, resulting in collaborating with other industries, companies, a concentrated CO2 that can be easily captured international organizations, and academicinsti- for use or storage. The indirect calcination tech-tutions that are at the forefront of CCUS. nology also has the potential to be powered by electricity. Cemex plays a crucial role in supporting the consortium in identifying and procuring OUR CCUS FOCUS the optimal equipment and technology, drawing on its deep understanding of the cement pro-Rüdersdorf plant to be our first net-zero duction process and how the technology can CO2 plant by 2030. be implemented most effectively, and defining and solving the main technical challenges for large-scale projects in progress, the project in the front-end engineering design 4 two in Spain and in two in the U.S. phase. Carbon Clean - Cemex Ventures increased its Conducting CO2 storage availability investment in Carbon Clean, a global leader assessment for several plants in the U.S. and in cost-competitive modular CO2 capture cementitious materials allowing us to trans- We are developing industrial-scale Europe. and separation. Carbon Clean developed CycloneCC, a novel technology that can effec- form industrial residue and low-quality natural materials into sustainable building material projects looking to put in placetively capture CO2 from industrial processes resources that can then be used to replace the technologies that capture CO2 +15 R&D initiatives aimed at exploring at a gigaton scale in a cost-effective manner. clinker in cement production. Two pilot projects CO2 utilization. In 2020, the companies entered into a collaboration agreement to jointly develop carbon are under development beneficiating clay in most efficiently. capture technologies across Cemex´s cement Victorville, California, and waste glass in Rugby, +5 Carbon Capture Technologies operations. U.K. explored, including both mature and ETFuels - Cemex Ventures and Cemex Spain emerging technologies. Carbon Upcycling - In 2022, Cemex Ventures made a minority investment in Carbon have agreed with ETFuels to assess the possi-Upcycling, a Canadian startup leading the bility to use 450,000 tons of CO2 per year from development of CO2 usage and grinding tech- our Alicante, Spain plant as feedstock for the nology. Carbon Upcycling’s proprietary solution conversion into e-methanol for the shipping infuses carbon during the grinding process industry. to produce more reactive supplementary CEMEX 2022 INTEGRATED REPORT 36

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Other Key Innovations and Partnerships atmosphere. Cemex believes that the recar- Investing in Next Generation Alternative Fuels Powering Our Kilns with Solar Radiation bonation of built concrete structures over their In 2022, Cemex Ventures jointly with Cemex We have produced the ?rst ever clinker using life cycle should be recognized uniformly in Europe announced a new investment in Waste solar energy, a breakthrough technology devel- CO2 emissions accounting, carbon footprint to Energy Advanced Solutions (WtEnergy). The oped in partnership with Synhelion. Advances methodologies, and CO2 certi?cation removal Spanish CleanTech startup converts biomass in this collaboration are targeted toward schemes. Cemex is collaborating on FastCarb, and non-recyclable waste into SYNGAS, a systematic validation steps that will accelerate a collaborative research and development lower-carbon energy solution that can be used full-scale adoption. Synhelion technology har- project administered by the French Institute for in the short-term as a fossil fuel alternative or nesses the power of solar radiation to power Applied Research and Experimentation in Civil be upgraded in the medium- and long-term cement kilns, thereby eliminating the need Engineering (IREX) to accelerate carbonation in to gases such as biomethane or pure hydro-for any other sources of fuel. This technology aggregates made from recycled concrete. gen. The agreement includes a pilot project in also captures 100% of the process carbon our plant in Alicante, Spain, 60% funded by the emissions, which can be stored or utilized as Developing New Lower-CO2 Concrete European Union. feedstock for fuel production, enabling cement Technologies manufacturing to achieve a net-zero level. Cemex continues exploring innovative concrete technologies with a lower CO2 foot-Electri?cation of Our Kilns print than conventional concretes, including In 2022, Cemex and Coolbrook are working to the use of high-performance materials and Cemex and Synhelion’s pilot at the develop optimal electric process heating solu- novel binders, accelerated carbonation and IMDEA Energy Institute in Madrid. tions that can be applied in the cement man- mineralization processes, the analysis of new Image courtesy of Synhelion. ufacturing process. Coolbrook’s RotoDynamic sources of potential Alternative Supplementary Cemex has successfully converted CO2 into Heater technology aims to revolutionize cement Cementitious Materials, the development of carbon nanomaterials in a laboratory setting. production by replacing fossil fuels traditionally new admixture technologies, and the forma-used to heat the kilns with electricity. When tion of circular economy solutions that help powered by renewable electricity, the technol- 70% in a lab setting. The next step is to scale avoid carbon emissions from the extraction, ogy eliminates CO2 emissions from the fuels the technology in a cement plant pilot. The transport, and processing of new raw used in the heating of cement kilns, an import- proposed technology can turn CO2 emissions materials. ant development in the decarbonization of the into value-added products including high-industry. tech materials such as nano?bers, nanotubes, Increasing Hydrogen Usage in Cement Kilns graphene, and carbon black, which have Cemex Ventures’ partnership with HiiRoc on Innovative Uses of CO2 applications in several industries including new hydrogen injection technology will allow Transforming Carbon into Nanomaterials electronics, automotive, refractory ceramics, us to further explore and signi?cantly scale the Cemex was the ?rst company in the cement agriculture, chemicals, pharmaceuticals, textile, adoption of hydrogen in our operations, accel-industry to successfully turn CO2 directly from and construction materials. erating our alternative fuels strategy. HiiROC ?ue gases into carbon nanomaterials, which produces hydrogen through a unique plasma could be a game-changer in decarbonizing Maximizing the Capacity of Concrete to process at a lower cost than competing solu-cement production. The test implemented tions and without a CO2 footprint. In 2022, we Absorb CO2 by Cemex’s Global R&D achieved promis- advanced a pilot project to increase hydrogen Like trees, concrete absorbs CO2, helping results with a carbon conversion rate of ing to remove greenhouse gases from the usage at our Rugby cement plant in the U.K. CEMEX 2022 INTEGRATED REPORT 37

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Revolutionary 3D Printing Technologies New Horizons For 3D Printing Construction Cemex’s Proprietary Technology Makes 3D Our D.fab proprietary solution opens new Printing Construction Accessible horizons to Cemex’s Global Research and Leveraging our in-house admixtures capabili- Development and Cemex Venture’s partner-ties, Cemex introduced D.fab in 2022, a family ship with COBOD, a global leader in construc-of admixture products with the unique capa- tion-grade 3D printers. Cemex and COBOD bility of transforming conventional concrete have been working together over the last year into a versatile material that can be efficiently to innovate in the 3D printing space. tailored for 3D printing construction. Through our investment in COBOD and the Substituting the typical mortars used in 3D advancement of D.fab, Cemex strengthens its Printing with conventional ready-mix concrete, ability to use 3D printing technology, open-Cemex’s 3D Concrete printing reduces the use ing new doors for businesses to bene?t from of local materials, reduces the CO2 footprint as additive manufacturing in areas where they concrete consumes less cement than mortar, previously could not. enhances durability as concrete is less susceptible to cracking, and reduces the price per The combination of Cemex’s D.fab solution and cubic meter by six-fold. COBOD’s technology has already been used successfully in multiple real-world applications, An element that makes us unique in the mar- from Japan and Malaysia, in Asia, to over the kets where we participate is that Cemex is Middle East and Africa, and to Europe, Canada, the only construction materials company that and the U.S. In 2022, Cemex also introduced develops and manufactures its own chemical this new technology to our customers in Other Innovation Initiatives Cemex’s D.fab is the only admixtures for cement, ready-mix concrete, Mexico, and the Angola-based construction In 2022, we launched Cemex Ventures and aggregates. company Power2Build built the largest 3D admixture solution in the market LeapLab, our intensive acceleration program printed real concrete building in Africa using for innovative startups that address the critical today that allows for the use Advantages in 3D Printing Construction this 3D printing solution. challenges related to the construction industry. The use of 3D printing in construction proj- of conventional concrete in 3D ects offers a high level of design freedom with The combined strengths from our admixtures More on www.cemexventures.com increased accuracy; the potential to automate division, Cemex Ventures partnerships, and printing construction. and deliver savings due to reduced opera- Cemex’s Global Research and Development tion and labor, and; sustainability bene?ts are a testament to our customer-centric mind-resulting from the optimization of materials set and relentless focus on continuous inno-consumption. vation to provide our customers with superior products and solutions for their construction One of the main challenges to advancing this projects. technology is that current construction-grade 3D printers have traditionally relied on highly specialized and expensive mortars. CEMEX 2022 INTEGRATED REPORT 38

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G PROMOTING A GREEN ECONOMY Close collaboration with Adoption of Lower-Carbon Products: We Collaborating to Promote Policies to 1 promote widespread adoption of lower-car- Accelerate Climate Action stakeholders within our industry 5 WASTE bon products in different types of construction We are active members and hold leader-DIRECTIVES projects. Lower-carbon products have a reduced and other industries contributes clinker factor, provide the same performance ship positions in national, regional, and global standards as conventional products, and are key industry associations that promote the tran-to accelerating climate action on LOWER- sition to a green economy, such as the Global R&D CARBON for advancing global CO reduction targets. FUNDING GREEN 2 Cement and Concrete Association (GCCA), a a global basis. PRODUCTS CIRCULAR global industry platform established to facili-ECONOMY Increase Availability of Clean Electricity: We tate sustainable development of the cement Adopting Policies Based Upon Green 2 advocate for renewable electricity policies that and concrete sectors. Our active involvement Economy Principles 4 enable and promote the energy transition gives us a platform to advocate and educate, Cemex believes that adopting policies based CARBON CLEAN and clean energy generation. Clean electricity alongside other companies in our industry, for on green economy principles offers signi?cant PRICING ELECTRICITY generation at a broader scale will be key to important topics such as promoting the use of opportunities to achieve substantial emissions reducing indirect CO2 emissions and meeting concrete as an essential material for sustain-reductions across multiple sectors, with the 3 clean electricity 2030 consumption targets. able construction. cement and concrete industries playing a central role. We promote and advocate for a green econ- Carbon Pricing: We favor the implementation For more information on how we engage and omy, primarily focusing on: of market-based mechanisms, in the form of collaborate with our different stakeholders, Policies that promote the use of sustainable emissions trading systems, to determine a car- please refer to our Stakeholder Engagement products, the development of a circular econ- Waste Directives: We advocate for municipal, bon price. Such mechanisms provide certainty section on pages 219-223 of this report. omy, investments in clean electricity, and fund- industrial, as well as construction, demolition, for investment and operational decisions to ing for research and development enhance the and excavation waste management regulations mitigate CO2 in a signi?cant manner. environment for industries to advance in their that enable the utilization of non-recyclable green economy and climate action efforts. waste for energy recovery and material reuse. Government and Multilateral R&D Funding: By utilizing residues in the cement produc- We favor government and multilateral funding tion process, we lower our CO footprint while for research and development aimed at acceler-The cement industry is a net 2 ating the development and implementation of contributing to land?ll reduction and decreasing Carbon Capture, Utilization, and Storage (CCUS) consumer of waste that can shine the consumption of fossil fuels and other raw technologies or any other technology that can in a circular economy. materials. scale the decarbonization process. CEMEX 2022 INTEGRATED REPORT 39

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G AIR QUALITY We continually invest in high quality emissions Progress Toward Our 2030 Air Emissions abatement techniques and equipment Reduction Targets US$16.5 -85% million invested in 2022 in We reduced our Dust emissions technologies to monitor and compared to our 2005 reduce air emissions from our baseline. 2030 target: 95% production process In 2022, 99% of our clinker production worked Cemex Production Process Air Emissions under Continuous Emissions Monitoring Management and Performance Systems (CEMS) and our new industry-bench- Air Emissions: Major air emissions —particu—60% mark online data analyzing tool to measure late matter (PM), nitrogen oxides (NOx), and major air emissions. Ongoing projects keep us sulfur compounds (SOx)— are released as part 99% We reduced our SOx emissions on track to achieve 100%. of the cement manufacturing process. Minor compared to our 2005 air emissions —including dioxins and furans, of our cement kilns have CEMS baseline. 2030 target: 67% Air emissions inherent to the cement man- volatile organic compounds, and other heavy to measure major air emissions ufacturing process are limited in countries metals—are released in very small or negligible and our industry-benchmark by legal thresholds to ensure environmental quantities. online data analyzing tool quality. In some cases, applicable regulations -43% may also imply continuous monitoring of these Continuous Emissions Monitoring Systems: emissions. Allow our operations to maintain constant We reduced our NOx emissions monitoring of major air emissions to imple- compared to our 2005 At Cemex, we have been implementing CEMS ment operational controls striving to comply baseline. 2030 target: 47% for clinker production across our operations, with applicable air quality regulations and to go even when it is not mandatory in all countries, beyond and improve our kilns’ performance as that working together with our EMS, provide per Cemex standards. us with effective resources for air quality monitoring and optimization in our operations. Online Visualization Tool: Our industry-benchmark CEMS online tool allows our operators and management teams to closely monitor major air emissions in kilns with CEMS CEMS for clinker production installed, strengthening our major air emissions provide us with effective efforts and performance. resources for air quality monitoring and optimization in our operations. CEMEX 2022 INTEGRATED REPORT 40

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CEMEX ENVIRONMENTAL MANAGEMENT SYSTEM We believe that protecting the environment Robust Environmental and Social Performance Cemex Environmental and Social Incident ENVIRONMENTAL AND SOCIAL INCIDENTS and collaborating with the communities in Management Reporting Framework AND COMPLAINTS REPORTING which we operate brings us closer to achiev- Our Environmental and Social Incident Dialogue and Engagement: we maintain (percentage) ing our purpose of building a better future. Reporting process enables all of our global sites 1 open communication channels with our This commitment is documented in Cemex’s to maintain open communication with our com- neighbors, law enforcement officials, Environmental Policy and is systematically and munities and a proactive approach to respond public agencies, and other stakeholders. 2 8 internally audited for compliance across our to incidents that could potentially impact our 33 global operations through our risk-based Cemex communities or our operations. Moreover, it Rapid Response: global, regional, and 34 Environmental Management System (EMS). also serves as a grievance mechanism to regis- 2 local Rapid Response Teams, trained to ter complaints from external stakeholders. address environmental and social impact 5 In 2022, we reached 92% implementation of events, hold annual emergency drills the EMS across all businesses, compliant with The thorough application of this reporting pro-according to contingency plans at each our internal environmental management stan- cedure requires a timely registration of envi-of our sites. dard. The Cemex EMS is aligned with global ronmental and social impact events, identi?ca- 15 environmental standards such as the ISO tion and analysis of their root causes, and the Continuous Improvement: consistently 14001 and the EU Eco-Management and Audit implementation of corrective and preventive 3 recording events at every level of our Scheme. To this end, we have achieved ISO action plans toward avoiding their occurrence business contributes to identifying 14001 certi?cation in 82% of our cement sites. and reducing their severity, a fundamental step recurring root causes and implementing 30 in being good environmental stewards. and sharing corrective actions. Our EMS integrates key mechanisms for environmental performance enhancement, impact This standardized framework implemented assessment, stakeholder engagement, and across all of our operations, recognizes and • Dust • Waste & Materials response to events with input from a range registers incidents in three categories, accord- • Fuels & Chemicals • Logistics of subject matter experts and specialists. We ing to their severity. In 2022, there were no Water • Air Emissions (excl. dust) • have management teams responsible for the Category 1 (major) environmental events regis- • Noise, Odor & Light • Others implementation of the EMS across all of our tered, for the fourth consecutive year. locations who annually carry out internal audits across all sites. CEMEX 2022 INTEGRATED REPORT 41

ENGAGING OUR STAKEHOLDERS We are committed to conducting stakeholder relations with honesty, respect, and integrity. CEMEX 2022 INTEGRATED REPORT 42

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G OUR HEALTH AND SAFETY COMMITMENT Our efforts to offer our employees and contractors a safe and healthy work environment directly contribute to SDG 8 and our priority SDGs 9 and 11. Our goal is that anyone who EMPLOYEE LOST TIME INJURIES Cemex is a positive safety benchmark for a global company FREQUENCY RATE interacts with our operations in our industry (per million hours worked) returns home safely to their family. We consider this a moral 0.5 to 0.6 2.6 imperative, and it is the reason Employee LTI Frequency Rate health and safety is our company’s for the past eight years. top value and priority. 96% of our operations Zero4Life Commitment achieved zero employee and contractor As we continue working toward zero injuries at every location, Cemex has become a positive LTIs in 2022. 0.6 safety benchmark for a global company in our 0.5 industry. In 2022, our efforts led to reduced % fatalities, and we registered an employee Lost 91 contractor verification rate. Time Injury (LTI) Frequency Rate of 0.5. We 2010 2015 2022 will continue working toward our Zero4Life commitment and will be satis?ed until we have made all fatalities a thing of the past in all of Contractor Safety: Fundamental in Our a data-driven system to check for regulatory We continuously look for new ways to positively our operations. Zero4Life Ambition compliance, liability insurance, risk premiums, influence our contractor’s safety behavior. Our Contractor Health and Safety Verification operating manuals and procedures, and appli- During the year we implemented additional Having registered an employee LTI Frequency Program helps us verify that certain contrac- cable training and accreditations, among other Contractor Management Audits, which are car-Rate between 0.5 and 0.6 for the past eight tors comply with health and safety processes requirements. ried out by health and safety specialists who years, we have set a 2025 target of 0.2 LTI while working with us. The program, operated are independent of line management at the Frequency Rate, aiming to continue making by a specialized third-party company, utilizes local site. progress in our performance. CEMEX 2022 INTEGRATED REPORT 43

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Leveraging Digital Technologies to Providing Real-Time Support to Drivers as logistics and transportation. Our monthly We aim to enhance road safety for drivers, Advance Our Zero4Life Goal on The Road We are taking telematics data one step further Global Road Transportation Health and Safety motorcyclists, cyclists, pedestrians, and other Driving is one of the activities most linked to provide real-time support to drivers. In Group meeting, which is attended by the vulnerable road users. To this end, we continu-to serious incidents and fatality risks in our 2022, our operations in Mexico launched the senior transport leaders from each region, ously look for opportunities to collaborate with industry. To mitigate this risk, we rely on a Transportation Control Tower. This hub that continually monitors current practices and pro- educational institutions, traffic authorities, com-comprehensive approach to road safety by leverages geofencing technologies and telem- cesses and identi?es new controls to deploy. munity groups, and civil society organizations leveraging digital technologies, developing a atic data from digital vehicle safety features, to foster road safety, compliance with regula-strong culture of defensive driving practices, to assist drivers in detecting and evaluating Going Beyond Our Operations: Protecting tions, and accident prevention. From aware-and promoting road safety in our communities. potential risks on the road. The robust data Vulnerable Road Users ness campaigns to defensive driving training, analysis process strengthens our road perfor- In addition to advancing safety for our drivers Cemex employees highlight the importance of We strive for Cemex Building One of The Most Advanced Fleets in mance by helping drivers make safe decisions and contractors, we have adopted an innova- road safety basics and explain the safety pro-to become a beacon Our Industry and apply defensive driving techniques when tive approach to road safety through which tocols integrated into our vehicles. for good road We are leveraging new technologies to get faced with a potentially at-risk situation. By we draw on our know-how to promote best practices in every closer to our Zero4Life objective on the road. year-end 2022, we were able to support 90% practices in our communities. country where we The vehicle safety features in our ?eet include of our company-owned and 55% of contrac-operate. sensors, mobile apps, GPS tracking, camera tor vehicles in Mexico’s Supply Chain from our systems, and other equipment such as arti?- Transportation Control Tower. cial intelligence systems that alert managers Defensive and Efficient Driving In Colombia, we about behaviors that might represent a risk. By repeatedly reinforcing defensive driving are leveraging Our operations use telematics data to identify skills, our drivers and contractors aim to stay virtual reality digital risky driving behaviors that require additional safe while delivering our products on time. We technologies to training and highlight good driving performance make use of driving simulators, certi?cation sensitize our drivers that merits recognition. Providing drivers with processes, workshops, and video sessions to about vulnerable road speci?c feedback on their skills contributes to improve our drivers’ knowledge based on rig- users and how to being able to avoid potentially risky situations in orous topics speci?c to our organization, such mitigate dangers on the long run. the road. ROAD SAFETY FEATURES We are leveraging new technologies to advance our Zero4Life goals on the road. Vehicle sensors Camera systems Mobile apps GPS tracking CEMEX 2022 INTEGRATED REPORT 44

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Building A Strong Health and Safety We seek to effectively communicate by gen- and plan the measures needed to mitigate reinforce our number one value and priority Culture erating H&S weekly reports on performance them in a coordinated manner. Communication across our organization—from our production We continuously invest in initiatives that and share monthly results to keep the country, mechanisms embedded in the HSMS allow us plants to our corporate offices. Furthermore, strengthen our culture of health and safety. regional leaders, and the CEO updated on to share best practices, thereby optimizing the our Health Learning Pathways provide employ-Our standardized global programs help us progress. implementation of safety programs for our ees with a practical understanding of speci?c instill consistency across geographies and employees and contractors who participate in health and safety topics. emphasize the importance of developing and H&S Policies and Procedures our operations. sharing local best practices as a path to ?nding As our number one value and priority, we have innovative solutions to speci?c challenges. strong policies in place to uphold our commit- H&S Training ment to health and safety throughout our orga- By continuously improving our training pro- +2,000 H&S Management nization. Our Global Health and Safety Policy is grams, we strive for all of our employees to Our interconnected organizational structure the cornerstone of our Cemex Health and Safety possess the correct knowledge, skills, and expe-Management System (HSMS) and sets out clear rience to perform their jobs safely. Executives, employees participated in our fosters a coordinated, consistent, and collaborative approach to reach our company-wide expectations, for leaders and the workforce, to line managers, and supervisors must complete Health and Safety Academy, with goal of zero injuries. carry out their activities in a safe manner and to our Health and Safety Academy designed to almost 32,000 hours of training care for the health and safety of our employees, Our H&S team supports standardized contractors, and other people with whom we controls and procedures and consistently interact. The policy also reinforces topics such Management of Pandemics and Epidemics Leadership & monitors the progress of our initiatives in the as communication with suppliers, reporting and Accountability countries where we operate: incident investigation, as well as taking care of Audits, Inspections & the health and safety of others. Continuous Improvement 1 Risk Management 15 n H&S Functional Network: National 14 2 Incident Reporting health and safety specialists and their H&S Management System Regulation Policies Investigation and Prevention 13 3 teams. Implementing the HSMS has led us to develop a positive culture that helps drive continuous CEMEX n Global H&S Council: Corporate and Emergency Management 12 H&S 4 Driving Safety improvement in our health and safety results. regional representatives who support our MANAGEMENT H&S Functional Network. 11 The HSMS empowers our leaders to implement SYSTEM 5 Contractor Safety Operational Control a successful health and safety strategy and ade- Management n Global Health Forum: Group of experts leading initiatives to share best practices quately allocate resources to training programs 10 6 across our operations. Our line managers utilize Standard Operating Occupational and help employees and contractors 9 7 Procedures 8 Health & Wellbeing adopt healthier lifestyles. our HSMS on an ongoing basis to make an Our CEO oversees our H&S strategy and annual self-assessment of further improvement Document People Training opportunities and to formulate their annual Control & Behaviors performance. Health and Safety Improvement Plans. Communication & Consultation Our Board reviews our H&S performance, In addition to de?ning the parameters to and once a year, the Sustainability, Climate operate in accordance with local regulations, We used the ISO45001:2018 standard as the basis for the Cemex HSMS so that both internal and external audi-Action, Social Impact, and Diversity ences can easily understand it. Additionally, we have incorporated resources such as Driving and Contractor H&S, the HSMS is also our main tool to establish Committee discusses action plans and our country and global specialists’ knowledge and experience, good practices and lessons learned from Cemex root performance requirements and goals for our cause incident investigations, and commitments and good practices developed by the Global Cement and Concrete evaluation of H&S risks. operations by helping us assess potential risks Association (GCCA). CEMEX 2022 INTEGRATED REPORT 45

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Boosting Continuous Improvement Keeping Our Guard Up For more than 10 years, Cemex has consis- Although there are inherent traits that make tently implemented the Near Miss/Hazard the building industry low risk for virus trans-Alert System across all of our geographies and mission, we continue keeping our guard up business lines. Through this system, employ- and protecting our people from the risks ees and contractors are actively involved in COVID-19 presents: controlling risk and preventing incidents by advising management of potential risks to Cemex HSMS: The 15th element of their health and safety and others. Our Mobile 1 the Cemex HSMS guided us to remain Intelex App allows our people to report near effective in our management of risks misses, hazards, inspections, and health and associated with the COVID-19 virus. safety leadership visits—anytime, anywhere—on their cell phones, tablets, and computers, 2 Special Protocols: Our 52+ Hygiene and enabling quicker reactions to prevent injuries. Safety Protocols developed in 2020 continue to be the cornerstone of our While our root-cause analysis helps us learn efforts to protect our employees from from past incidents, we are also tracking a new potential risks presented by COVID-19. comprehensive portfolio of leading and predic- Embedded “Behaviors That Save tive safety indicators designed to monitor and 3 Lives”: Identifying and Reporting measure the effectiveness of our initiatives and Symptoms, Personal Hygiene, Physical identify hotspots and the actions needed to Distancing, and Protecting Yourself and prevent incidents. Others. Looking After Each Other COVID Coordinator: Almost 2,000 Our Take 5 Together program encourages 4 of our employees around the world 6 Back to the Office and Travel We continue keeping our guard employees and contractors to step in if they took on the functional duties of COVID protocols: We updated our protocols see a colleague taking a risk. Interactions Coordinator. up and protecting our people as we gradually return to face-to-face between front-line workers helping each other Communication: We maintained close activities in some geographies. from the risks COVID-19 presents is an important habit to cultivate an inter- 5 dependent safety culture that helps us build communication with our employees to Rapid Response Teams: Our local, consistency and reliability in the workplace. understand more about how COVID-19 7 regional, and global Rapid Response impacted their lives and kept them Teams continue working to implement Additionally, our informed of the actions and protocols we preventive measures so that we can react Visible Felt Leadership (VFL) approach undertook. to local situations in a very agile way. provides the framework by which our leaders engage with our frontline employees and contractors on health and safety topics. CEMEX 2022 INTEGRATED REPORT 46

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Health and Wellness Culture Awarding Excellence Promoting workforce health goes beyond The Well-being Model has four key pillars: The Cemex Awards allow us to recognize being a direct bene?t to our employees, it those operations and employees who contrib-also creates a positive and efficient work cul- Emotional Health: Promotes a healthy state of mind through exercises that con- ute considerably to Cemex’s strategic prior-ture and environment. Being healthy reduces tribute to managing emotions and building resilience. ities, including business units and countries risk factors for diseases and, more broadly, that have built and reinforced their health and improves the quality of life. Physical Health: Encourages physical health through regular exercise, well-balanced safety culture to achieve the best and most nutrition, sufficient rest, and regular health checks. improved health and safety performance. In New Cemex Global Well-being Model 2022, we acknowledged outstanding contri-In 2022 we launched the new Cemex Global butions in four award categories: Zero4Life, Financial Fitness: Provides personal ?nancial skills including day-to-day spending contractor management, Fit4Life, and best & Well-being Model which strives to provide our as well as insurance and retirement planning. most improved business sectors. people with a holistic approach to developing the ability to enhance quality of life. As part of Workforce Experience: Promotes work-life balance through the implementation of 2022 also brought external recognition of our the implementation process, we have rolled internal policies and awareness campaigns. accomplishments. The 17 awards received out a gap analysis and tracking tool designed across our operations were granted by organi-to monitor progress toward achieving desired zations and industry associations that recog-standards. nized our health and safety practices and initiatives developed in our core business sectors. Cemex Health Essentials Health Essentials is our global health campaign designed to reduce the prevalence of Promoting workforce health health risks and encourage employees to live a healthy lifestyle both inside and outside the creates a positive and workplace. The campaign uni?es many of our health efforts worldwide. efficient work culture and The campaign features easy-to-understand environment. materials related to 12 health promotion topics that are distributed to Cemex employees worldwide, as well as a system for global knowledge-sharing and standardized guidelines to promote a robust health culture within Cemex. CEMEX 2022 INTEGRATED REPORT 47

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G BUILDING A BETTER Our efforts to provide our employees with competitive compensation and a safe, WORKFORCE EXPERIENCE healthy, and respectful work environment directly contribute to our priority SDG 9, as well as to SDGs 5 and 8. Cemex strives to offer an To comprehensively measure the positive net CULTURE engaging, inclusive, and balance of our workforce experience, we ask challenging workforce our employees one simple question: Would you recommend Cemex as a good place to environment in which our work? Their weighted responses generate the Employee Net Promoter Score (eNPS) per- WORKFORCE EXPERIENCE more than 43,000 employees formance indicator, a straightforward statistic ORGANIZATIONAL that tracks workforce experience and provides MODEL unleash their full potential to actionable insights into employee concerns. bene?t customers, shareholders, PERFORMANCE Attract, Tracked since 2019 across our operations, LEADERSHIP & POTENTIAL PEOPLE develop and investors, and the communities retain the the eNPS has been a valuable metric in the best talent where we live and work. successful implementation of regional, local, and team-speci?c action plans designed to INCENTIVES Bringing Out the Best in Our People enhance workforce experience according to CAPABILITIES employee priorities. Our Cemex Human Resources Model’s goal is to attract, develop, and retain the best talent by investing in capability-building programs, developing leadership skills across the organization, and providing a superior workforce experience that contributes to unlocking our 45 eNPS employee’s full potential. SUPPORTING OUR COMMITMENT TO A JUST AND EQUITABLE TRANSITION Employee Net Promoter Score in 2022, above the We continue delivering on Cemex’s diversity and inclusion ambition as they relate to our 29-benchmark and ahead Future in Action strategy and our commitment to a Just Transition through education and We maintain an open dialogue with our skills development. Our Embracing Diversity, Equity, and Inclusion (DEI) chapter on pages of our 2030 target of 43 employees and keep a data-driven mindset 56-60 of this report addresses our efforts to foster an atmosphere that embraces DEI and to effectively understand employee sentiment aims to provide our employees with equal opportunities to pursue and advance in their pro-and engagement. fessional and personal careers with us. CEMEX 2022 INTEGRATED REPORT 48

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Workforce Experience Plans OUR GLOBAL WORKFORCE Listening to our people’s expectations is (percentage by type) essential in keeping them engaged and empowered to meet their career goals. Our 3 Workforce Experience (WE’x) Survey helps us 10 16 learn from our people as we work to foster a consistently positive employee experience. All Cemex employees are invited to participate in the survey, available in 13 languages. BY POSITION BY GENDER BY CONTRACT To allow for a rapid and consistent follow-up to 31 our people’s feedback, we empower groups of 59 employees—our “X Force” teams—to translate the survey results into hundreds of local action plans designed to improve organizational, dig- 84 ital, physical, and interpersonal aspects in our 97 company. In the most recent full WE’x survey in • Executive • Male • Permanent 2022, we registered a participation rate of 83%, • Non-executive • Female • Temporary a four-percentage point increase from the 2021 • Operational survey. Encouraging Work-Life Balance 2 7 1 9 11 In recognition of our employees’ different 30 work scheme needs, we provide working-from-home arrangements, part-time working options, breastfeeding facilities, childcare facilities or contributions and paid family or BY care leave beyond parental leave, ?exible EMPLOYMENT BY GENERATION BY SENIORITY work hours, and extended maternity leave in TYPE 47 36 line with our Dynamic Work Schemes Global Guideline and Leaves Global Guideline. We 16 take care of our employees by monitoring 43 overtime and work schedules, implementing 98 robust systems to control shifts in each of our • Full-time • Traditionalist • Less than 1 year operations, and closely monitoring work hours. • Part-time • Baby-boomers • 1-5 years • Generation X • 5-10 years • Millennials • More than 10 years • Generation Z CEMEX 2022 INTEGRATED REPORT 49

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Together Once Again At Cemex we constantly explore new ways CEMEX’S DIGITAL CITIZENSHIP PRINCIPLES: of working to enhance collaboration and stay focused on company priorities. EFFICIENT Safe Return to Face-to-Face Work WORKING HOURS As an industrial company manufacturing essential products, at Cemex we never halted our operations during the COVID-19 pandemic. While some employees collaborated remotely, approximately 80% of our workforce continued working safely on-site. As conditions improved and authorities in the countries where we operate gradually eliminated practically all pandemic-related restrictions during 2022, we transitioned ?rst to a KEEP DATA RIGHT TO hybrid scheme with three days per week at SAFE DISCONNECT the office and ultimately to a return to the office (RTO) worldwide starting November 1st. During the transition, we listened closely and gathered perspectives from more than 2,000 Fostering a Productive Digital Citizenship In 2022 we implemented a comprehensive Efficient Working Hours: Respect per-colleagues on their RTO experience, including At Cemex, digital technologies have become campaign across our operations to deploy our sonal time by limiting digital communi-cultural, physical, and technological elements, essential in day-to-day work to increase pro- Digital Citizenship guideline. We leveraged a cation to working hours. so that we can better devise what the future ductivity, responsiveness, and reach. At the portfolio of resources, including live sessions of the work model will look like at Cemex. same time, we know that work and personal with company leaders, multimedia, and open Right to Disconnect: Remove the time boundaries can become blurry in an dialogues with employees, seeking that our expectation for immediate response for As we regain a growing sense of community “always-on” era. people understand Cemex’s Digital Citizenship non-urgent requests. and recapture the bene?ts of face-to-face principles, purpose, bene?ts, and expectations work, we also continue to take advantage of Launched in 2021, our Digital Citizenship guide- of the policy. Keep Data Safe: Protect company and the bene?ts derived from the new digital tools, line helps us align our expectations toward personal sensitive data from cyber platforms, and processes that we have devel- leveraging the bene?ts of digital technologies threats and unauthorized platforms. oped. We also have resumed our pre-COVID at work while prioritizing the well-being of our We aim to keep work-life balance ?extime options, adding new ones based on people. speci?c needs. and responsible digital habits as guiding principles for productive digital citizenship in our company. CEMEX 2022 INTEGRATED REPORT 50

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Aligned Toward Becoming a Net-Zero CO2 CO2 Emissions Progress Linked to Executive Company Variable Compensation We recognize the advantages of aligning the In 2022, Cemex announced that its Executive whole organization behind company goals Variable Compensation program, which and creating an atmosphere where everyone includes progress on its ambitious carbon understands their role toward achieving them. reduction goals as a variable, grew to cover We continue to work, coordinate efforts and more than 4,500 executives. The CO2 emis-design and implement plans to deliver a just sions component should have an impact that transition to a low-carbon economy. could range from -10% to +10% in the total cash payout of the Annual Executive Variable Since launching our Future in Action program Compensation. This decisive step reinforces in 2021, we have taken strategic steps to our commitment, raises awareness, and aligns strengthen our sustainability culture across our entire organization toward our carbon our operations and align our entire workforce action roadmap and building a greener, more toward becoming a net-zero CO2 company. sustainable company. Enhanced Organizational Design Developing Sustainability Capabilities Toward In 2022, we enhanced our organizational Net-Zero design to better support achieving our Future Launched in 2022, Cemex University’s in Action goals across our company. Under the Sustainability Academy aims to provide our Furthermore, in 2022, we launched our ?rst Cemex University’s new structure, specific leaders and teams drive people with a common understanding of our global climate action internal assessment. The each of the six pillars in the program, includ- climate challenges and Cemex’s action plan Sustainability Academy is 22-question survey explored employee undering the deployment of initiatives designed to to address them. It is also designed to create standing of climate action and their readiness accomplish our 2030 and 2050 targets. awareness about the role of the cement indus- designed to support the to act on Cemex’s Future in Action program. try in climate change and what each of us can Over 5,400 employees responded to the sur- company’s sustainability We have created additional organizational do to contribute to a sustainable future. vey, with 62% ranking as enthusiasts about the resources to maintain our focus, such as goals. company’s climate action initiatives. Cemex’s Climate Action Council, which serves Promoting an Informed and Enthusiastic as the top governance body in our climate Workforce action strategy, and is composed of a compre- We aim for all our employees to be informed hensive group of key corporate areas. and enthusiastic about our climate action initiatives. In 2022, we organized the ?rst Future in Action Summit, a two-day online event +15,000 designed to enable a common understanding of Cemex’s roadmap to become a net-zero employees have taken CO2 company. Close to 5,000 employees from around our operations gathered virtually to courses in our new learn and re?ect on their role in contributing Sustainability Academy to the company’s climate action goals and ambitions. CEMEX 2022 INTEGRATED REPORT 51

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G We are a resourceful, innovative, Succession Management Processes Another example is our new Open Talent Our Succession Management Process enables Market digital tool that allows our employees change-oriented organization us to build a talented pool of leaders with the to quickly ?nd, apply, and invest up to 10% of focused on driving results. skills and deep understanding of our business their work schedule in new projects across fundamentals required to continue the suc- locations and departments. By introducing cessful implementation of our strategy. a culture of cross-functionality, we want to encourage our employees to go beyond thriv-One of its main objectives is to develop people ing in their departments to create shared pur-with the potential to ?ll key leadership posi- poses across departments that continuously tions. We offer them opportunities to build bene?t the entire company. experience and capabilities while strengthening our talent pipeline. Through this process, we Competitive Compensation and Bene?t Achieving a High-Performance, make efforts to help our employees meet their Packages People-Driven Culture career development expectations and prepare We know that our people, when they have the To build an enriching experience that attracts, them for key roles as they challenge them- resources they need to live healthy, ful?lling retains, and develops the best talent within selves with new professional development lives, bring their best to the workplace. and outside of our industry, we seek to offer opportunities. our employees accelerated opportunities for Our competitive compensation and bene?ts growth in a transparent, inclusive, and reward- Broader Opportunities for Talent Development packages are key contributors to delivering ing environment. One of the advantages of providing our a superior workforce experience for all our Performance Management Process employees with an efficient digital work envi- people. We continually seek to improve the Our Performance Management Process helps ronment is that it broadens their opportunities way we communicate these bene?ts to our our supervisors and employees establish per- to participate in interesting new projects being employees across all organizational levels, so sonal and team goals that are aligned with our developed in our operations worldwide. they understand the value and opportunities company values and priorities. Furthermore, available to them. our Performance Management Process intends Our Social Impact Stewards Program allowed to empower our employees to discuss, set, our employees to participate as agents of and evaluate their individual goals with their change in the UN Global Compact Mexican supervisors, providing them with continuous Network SDG roundtables to collaborate feedback on their performance. in developing innovative solutions that can advance the UN 2030 Agenda Sustainable Development. Our Succession Management Process enables us to build a talented pool of leaders to continue the successful implementation of our strategy. CEMEX 2022 INTEGRATED REPORT 52

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Cemex University: Capabilities That Drive CEMEX UNIVERSITY GROWTH Critical Business Outcomes (completed courses) Cemex University is the company’s trusted educational advisor that enables a continuous 140,000 learning ecosystem for employees and sup- 90% satisfaction with time invested Six Years Driving the Development of Business Capabilities ports the development of business capabilities 120,000 44,641 70% would recom- required to implement the business strategy. mend to colleagues 100,000 24,000+ Learners Through its in-person and online programs available across all platforms, devices, and 80,000 locations, Cemex University has been a cat- Introduction 35,783 Leadership Development Programs alyst for helping Cemex drive business out- of Degreed 5 comes in many of our company’s transforma- 60,000 Introduction tive programs, including Zero4Life, Customer of NovoEd 24,850 Courses completed Centricity, Operational Excellence, and our lat- 40,000 140,000 est Future in Action and Digital Innovation in 10,387 Motion. Furthermore, Cemex University works 20,000 with functional and regional leaders, who 14,974 7 Academies act as executive sponsors, to respond to our 8,493 0 multi-region, multi-business learning needs. 2017 2018 2019 2020 2021 2022 Since its launch, Cemex University has experienced a 5X increase in the number of yearly 2018 2022 2022 2022 “Cemex is a company that understands participants. Currently, Cemex University has reached over 24,000 employees, with an aver- the Capabilities Academy. Through Cemex age 90% learner satisfaction rate. University, the HR L&D team is effectively Cemex University Excellence Recognized partnering with their internal business In 2022, Cemex University was recognized with two Brandon Hall Learning Excellence Awards, leaders to focus their learning strategy and for the deployment and impact of Leap, our Best Advance in Excellence in Best Advance in Best Sales Onboarding Commercial Academy Training program, and Creating a Learning Leadership Learning Technology Program (NEW) investments where they matter the most.” for Learnship, our language development solu- Strategy Development Implementation (NEW) tion, for a total of four Brandon Hall Awards Josh Bersin, Founder and CEO of The Josh Bersin received since 2018. Company. CEMEX 2022 INTEGRATED REPORT 53

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Institutional Academies: Building Strategic Capabilities Cemex University’s program portfolio comprises seven Institutional Academies through which we develop employees on Cemex’s strategic priorities. They are designed to offer flexibility between traditional in-person training and best-in-class digital learning platforms. HEALTH & SAFETY CXU: CXU: COMMERCIAL CULTURE & VALUES CXU: SUPPLY CHAIN CXU: ACADEMY ACADEMY ACADEMY ACADEMY Empowers leaders to understand and assume Helps sales managers and executives prepare Promotes the integration of ethics and compli- Trains participants to work together across their responsibility and duty to transmit a to hold successful commercial interactions ance into daily activities by building awareness functional domains of the supply chain to health and safety culture and practices to their with customers, in alignment with Cemex’s around confidentiality, unconscious bias, work- align the organization toward the delivery of a teams. commitment to customer centricity and place harassment, conflict of interest, anti-cor- superior customer experience. Commercial Model. ruption, and fraud prevention. CXU: CXU: CXU: CXU: LEADERSHIP DIGITAL CEMENT SUSTAINABILITY OPERATIONS DEVELOPMENT ACADEMY ACADEMY PROGRAMS ACADEMY Helps employees understand the factors that Supports Cemex’s commitment to opera- Designed to support the company’s sustain- Our Leadership Development Programs—are driving the company’s digital transfor- tional excellence by reinforcing in all future ability goals, this Academy, launched in 2022, is CONNECT, THRIVE, IGNITE, Talent mation, as well as the new ways of working plant managers the production, maintenance, currently providing a common understanding Conversations, and Leader-To-Leader—allow and underlying technologies that help achieve quality, and environmental aspects involved of the environmental challenges we face and us to support new managers, newly appointed Cemex’s digital vision, accelerate growth, and in successfully managing cement plants and Cemex’s agenda to address these challenges directors, and top-tier executives to have a deliver value to customers. their teams. and is reinvigorating our commitment to sus- successful transition and development in their tainability throughout the organization. roles. In 2022, 364 leaders from around our operations participated virtually or in-person. CEMEX 2022 INTEGRATED REPORT 54

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Enhancing Human Resources Service Strengthening Engagement and Productivity Delivery Model Our workforce experience includes all the In line with Working Smarter, our company’s interactions between our employees and our digital transformation initiative that aspires to company. The Spark Intranet portal provides bring all worldwide locations together into a us with a state-of-the-art, standardized, and uni?ed Cemex experience, we are adapting our practical digital tool to maintain engagement human resources service delivery model. This and close communication with our workforce effort includes centralizing and automating around the world. transactional activities for improved speed and Spark also allows our employees to custom-quality of service and equipping our employees ize the interface for easier and personalized with interactive digital means to help them access to internal resources that foster collab-develop their full potential. oration, career development, efficiency, train-The way our employees interact with our ing, and productivity across the company. The company for daily human resources services features of our new Intranet also contribute is undergoing a rapid evolution to re?ect the to quickly boosting the sense of belonging for demographic changes in the workforce and employees who are starting a new professional the new ways of working. Accordingly, we are career at Cemex. partnering with best-in-class human resources service providers and platform technologies to enhance our company’s complete digital work-force journey: 1 With its advanced HR platforms, We are partnering with best-in-class human analytics, and automation services, Tata resources service providers and platform Consultancy Services provides digital workplace solutions and collaboration technologies to enhance the complete digital frameworks that seek to enhance the workforce journey in our company. employee and workforce experience. 2 ServiceNow’s market-leading digital transformation platform enables Cemex to seamlessly orchestrate service delivery between both internal and external service delivery organizations, reducing processing times and providing employees with a superior digital experience. CEMEX 2022 INTEGRATED REPORT 55

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G EMBRACING DIVERSITY, Our diversity, equity, and inclusion efforts are designed and focused EQUITY, AND INCLUSION towards achieving SDG 4, SDG 5, SDG 10, SDG 17, and priority SDG 11 in the scope of our operations. With over 43,000 employees from Our success is rooted in embracing DEI to deliver on our purpose of building a better How we de?ne DEI at Cemex over 100 nationalities working future. Our commitment is to look for ways to Diversity is about everyone’s unique per-as One Cemex globally, we provide all our employees with equal opportu- spective. It’s about each one of our col- DATA nities to pursue and advance in their profes- leagues from all backgrounds, beliefs, and ANALYTICS acknowledge diversity, equity, and sional and personal careers with us. experiences. inclusion as the foundation to In 2022, we enhanced our DEI culture in the Equity is shaping tools and resources to following ways: meet everyone’s unique needs and continue POLICIES, deliver on our vision of building a PROCESSES AND MINDSET AND to evolve our systems and processes, so GOVERNANCE BEHAVIORS better future. everyone can reach their full potential. PLATFORMS 1 Driving gender and multicultural representation at senior management. Inclusion is cultivating a sense of belonging, 2 Striving to embed inclusion in all aspects where everyone is valued, ideas are heard, Diversity, Equity, and Inclusion (DEI) across of our workforce experience. and all backgrounds are welcome to fuel our PROGRAMS Cemex creativity, innovation, and growth. 3 Acknowledging participation in affinity Our company is diverse across multiple groups. dimensions, including ethnicity, nationality, race, culture, religion, gender identity, sexual orien- 4 Providing physical and emotional safety WOMEN’S REPRESENTATION IS GROWING ACROSS DIFFERENT LEVELS OF tation, socioeconomic background, physical and well-being to our people. RESPONSIBILITY AT CEMEX abilities, learning styles, values, and viewpoints. Global Workforce Senior Management Operations 16% of Cemex’s workforce is Our goal is to achieve 30% Growth in the number of comprised of women, a 50% representation of women in women in operational jobs increase from our 2015 base- senior management positions during 2022. line, and the highest percent- globally by 2030, up from 13% 2X in SCA&C age in our industry. in 2022. 2X in Mexico CEMEX 2022 INTEGRATED REPORT 56

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G DEI Governance at Cemex Robust DEI Policies, Processes, and Platforms We are committed to At Cemex, we believe DEI is everyone’s Our company strives to provide non-discrim- applying principles responsibility. Our leaders guide our commit- inatory recruitment processes, facilities, and of equality and focus ment by seeking that everyone at all levels of services adapted to meet accessibility require- on ?nding candidates the organization embeds DEI as part of their ments, as well as other speci?c programs in who best meet the experience. our business units. requirements for a given position. The Cemex DEI Advisory Committee, led by To this end, we have a set of global policies, our CEO, meets quarterly to set the company’s processes, and platforms that sustain our DEI direction, oversee progress on compa- company’s commitment. ny-wide DEI initiatives, and review DEI performance. Members of the committee include Global Workplace Diversity and three Executive Committee representatives, Inclusion Policy: Sets out the principles our HR Vice-president, and executives from all and requirements by which Cemex of our regions. Furthermore, once a year, the strives to enhance DEI throughout the Cemex Board of Directors and its Sustainability, organization. Climate Action, Social Impact, and Diversity Committee, formerly named, the Sustainability Global Workplace non-Discrimination, Committee, review DEI’s progress and non-Harassment, non-Bullying, and performance. non-Retaliation Policy: Promotes an atmosphere of openness. Our three Executive Committee representatives participating in the committee are Luis Global Inclusion Guidelines: Create an Hernández, EVP of Digital and Organization inclusive environment that respects the Development; Louisa P. Rodriguez, EVP of dignity and diversity of all groups and Staffing and Hiring Guideline: requires Consistent with our approach to searching for Investor Relations, Corporate Communications everyone that plays an important role at least one woman in the final triad of the best talent in all our job openings, Cemex’s and Public Affairs; and Mauricio Doehner, in the success of our business. candidates for top executive positions Global Job Site provides visibility to internal EVP of Corporate Affairs, Enterprise Risk worldwide, strengthens the inclusion of and external applicants for open positions at Management and Social Impact. Global Recruitment Policy: guides us in women in succession plans, and guides any of our locations. providing equal employment opportuni- recruiting processes toward achieving While our strategy is global, we aim for our ties and seeking that our employment 50% women representation in entry- Learn more at https://jobs.cemex.com. initiatives to meet local needs across our decisions are not based on gender, level positions across our business operations. Over 100 executives from every gender identity, sexual orientation, age, units. business unit participate in local diversity race, ethnic status, or any other status, committees, which are responsible co-creating but based on quali?cations. To learn more, download our Position local DEI initiatives that re?ect local challenges Paper on Diversity and Inclusion and existing practices. CEMEX 2022 INTEGRATED REPORT 57

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Creating the Right Mindset and Behaviors Career Development Programs: Stepping When our people draw from distinct experi- Up Change INTERNATIONAL WOMEN’S DAY ences and unique competencies, they bring We are implementing career development forward different perspectives and increase initiatives throughout our company designed In 2022, in alignment with the UN’s theme proposal, “Gender equality today for a sus-the chances of developing genuinely transfor- to hire, retain, train, upskill, and encourage the tainable tomorrow”, we organized a panel to recognize the contribution of women in mative solutions for our customers, operations, participation of more women at all levels in our our company who are leading the charge on climate change adaptation, mitigation, and and the planet. company, including in executive positions. response. This discussion featured five of our women leaders contributing to Cemex’s Future in Action Strategy and was translated simultaneously and broadcast to our opera-Our Unconscious Bias course, instituted in During 2022 we focused on strengthening our tions worldwide. 2019, is designed to build awareness and pro- leadership development programs, mentor-vide tools to eliminate potential discriminatory ships with senior management, and participa-behaviors. To date, we have trained over 1,700 tion in executive forums. managers across our business units to raise awareness regarding potential stereotypes. Our Cemex Global Women Network brings In 2022, over 4,600 managers participated together women in senior leadership positions in the Cemex Inclusive Leadership workshop at Cemex, who represent strong, visible role tailor-made in-house to accelerate the path models, and emerging women talent within toward achieving our DEI goals. the company and our industry. To date, we have trained 60 senior leaders as mentors. In 2022, 20 mentors were paired with 80 high-potential women employees starting their professional journey at Cemex. To expand the bene?ts of the Cemex Global Women Network across our operations, we have launched additional local women networks in several countries, with over 240 women participating in affinity groups. 54% 20% of global executive of the Cemex Global positions have women Women Network mentees candidates considered in received a job promotion succession plans at the end of the program CEMEX 2022 INTEGRATED REPORT 58

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Data Analytics: Commitment Paired with In 2022, we continued to monitor and measure our DEI progress in a variety of ways: Measurable Progress An essential component of successfully implementing our DEI Framework is our ability to understand the status of our global work-force. Tracking the progress of our DEI actions contributes to enhancing our decision-making processes. Consequently, we are continuously strengthening our capabilities to produce quality, reliable data for increased visibility and Listening to Assessing Following the UN Global Benchmarking traceability of priority groups. our workforce equal pay Compact Women’s Our Progress Empowerment Principles. Among other relevant KPIs, we are monitoring Our Workforce Experience (WE’x) Our in-house gender pay equity We are signatories to the UN In 2022 we participated in across different levels of responsibility, gender Survey includes a subset of items model helps us to avoid biases Global Compact Women’s McKinsey’s Women Matter Mexico, composition, attrition, promotions, new hires, that provide valuable feedback to regarding compensation for the Empowerment Principles, a benchmarking our DEI progress and pay equity. In line with our focus, we are measure our DEI progress and a same or similar job. The most guidepost to promote women’s with over 100 companies. The particularly interested in tracking the evolu- path for improvement. recent analysis for all executive empowerment in the workplace, results of the study help us reflect tion of women and multicultural represen- positions led us to conclude that, marketplace, and community. Our on our journey toward gender tation across the company and in our senior in general, gender is not a signif- participation provides direction diversity and provide us with a management. icant variable when establishing on the gaps we need to address broader perspective on potential the salaries of our employees. As to continue advancing our DEI actions to accelerate change in our we continue running the analysis Framework and building upon company. every two years, we expect to our commitment to promote keep enhancing the analytics of equality and representation in our the model. company. As we continue to get a comprehensive understanding of where our global workforce is today, we will gain a clearer vision of the short, medium, and long-term goals we want to achieve. CEMEX 2022 INTEGRATED REPORT 59

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Paving the Way for Women in The Construction Industry Around the world, many industries still maintain a gender occupational gap, which can lead to discrimination and unequal job opportunities for individuals. The construction industry is one example where men have predominantly occupied jobs. At Cemex, we are doing our part to help boost women’s participation in the construction industry by leveraging our Construrama network, the largest construction materials distribution network in Mexico and Latin America. 30% Our most recent estimate is that about 30% of the more than 2,300 Construrama points of of the more than 2,300 sale in Mexico are led or co-led by a woman. Cemex’s Construrama points of sale in Mexico are led or In 2017, we launched Construrama Women, an co-led by a woman annual summit designed to promote business growth strategies and management that has become one of the region’s most important forums to recognize and celebrate the relevant EXPANDING WOMEN’S ECONOMIC EMPOWERMENT IN OUR COMMUNITIES role of women in the construction industry. We believe that advancing women’s economic empowerment sets a direct path toward 360+ gender equality and inclusive economic growth. In 2022, over 360 women joined Construrama Women, to exchange ideas and experiences on women joined the Construrama In 2022, we carried out two pilots in Mexico of our new Building Autonomy program (Yo how to advance women’s talent and leader- Women summit in 2022, a new Construyo Autonomía) focused on encouraging personal development, empowerment, ship in the construction industry and spread and autonomy in women participants that want to self-build or improve their houses. The participation record their positive impact throughout their local program promotes high-quality, cost-effective, and sustainable building skills in women, communities. helping reduce the economic and social gender gap in their communities. As one of the largest building materials com- Furthermore, we worked closely with UN Women’s Second Chance Education and panies in the world, at Cemex we look ahead Vocational Learning Program in Mexico, where close to 300 women participants decided to and reinforce the company’s commitment to leverage their new commercial, ?nancial, product development, and digital skills, to start a continue developing new opportunities to pave business or look for a job that improves their income generation capabilities. the way for more women to participate in our operations and throughout the construction industry. CEMEX 2022 INTEGRATED REPORT 60

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G DELIVERING A SUPERIOR Our strong commitment to helping our customers succeed and to offering CUSTOMER EXPERIENCE a superior experience contributes to SDG 8, while our determination to build sustainable cities and communities contributes to our priority SDGs 9 and 11. We are building a better future Leveraging the Voice of our Customers KEY CUSTOMER EXPERIENCE INDICATOR for our customers by placing The Voice of The Customer Program allows measured by Net Promoter Score methodology us to maintain open communication with our them at the center of every customers. By learning from their feedback, we can deploy local action plans designed to seize action we take and every decision opportunities for improvement and reinforce our strengths, thus delivering a superior cus- 66 we make, underscoring our tomer experience across our geographies and determination to be the most throughout our customer journey. customer-centric company in the We use Bain & Co.’s Net Promoter System® building materials industry. (NPS®) as our key experience indicator to sys- 44 tematically monitor the impact of our efforts 2018 2019 2020 2021 2022 on key factors that determine our customers’ loyalty in every market segment, across all Cemex NPS Trendline2030 TargetIndustry Benchmark Achieving our Strategic Priority business units. Our One Cemex Commercial Model shapes our customer-centricity strategic priority and We have enabled customer satisfaction mea-encompasses the elements that drive our surement at a transactional level throughout In 2022, we maintained an outstanding annual efforts to provide a superior customer expe- the customer journey and added advanced global NPS of 66, above the 45 benchmark rience. Our model also contributes to achiev- capabilities such as text analytics, sentiment for the construction and engineering industry1, ing a uni?ed best-in-class customer-centricity analysis, and touchpoint correlation analysis. and are on track to achieve our 2030 NPS culture and practices across our operations, These quick insights complement our NPS with target of 70. advancing a commercial competitive advan- valuable, detailed information that allows us Based on customer feedback, in 2022 we tage for Cemex through differentiation. to act even faster on our customer’s feedback implemented in SCA&C a pickup appointment and improve our performance on their main system for cement plants and distribution concerns. centers that cut customers’ wait time by 20% in its ?rst year of operation. 1 According to Relently 2022 (https://www.retently.com/ blog/good-net-promoter-score/) CEMEX 2022 INTEGRATED REPORT 61

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G A Digitally Driven Company We view our digital drive as essential to 5-YEAR CEMEX GO MILESTONES our customer-centricity and global business strategies. Every technological application we develop is DEPLOYMENT DIGITAL EVOLUTION COMPREHENSIVE ACROSS OPERATIONS ACROSS CEMEX DIGITAL ECOSYSTEM designed to strengthen our competitive advantage by boosting our customers’ productivity, CEMEX GO 2018 EXPANSION 2020 PROCESS 2022 positively impacting their bottom line, and LAUNCH STRATEGY AUTOMATION improving their experience when interacting with us. 2017 2019 2021 Cemex Go: Empowering Real-time Efficiency 20,000 42,000 53,000 Five years ago, we started a journey in our dig- onboarded customers onboarded customers onboarded customers ital transformation with the launch of Cemex First-of-its-kind in our 21 countries Paperless invoices Digital touchpoints to 33,000 49,000 industry end-to-end web Online Connection enhance communication Go, our digital platform that enables a superior onboarded customers onboarded customers digital customer experience. We were the e-commerce platform Portal for Professional Omnichannel web and Digital con?rmation for ?rst company to offer a digital solution in the 2 countries mobile experience cement and ready-mix and Self-Builders e-commerce platform in Mexico customer segments construction materials industry, and we are the only one to offer an end-to-end solution in the CEMEX Go Online Store Pick-up visibility in the U.S. Customers connect to our system using quote-to-cash process available in most of our CEMEX Go Link operations. The remarkable growth we have seen in the important milestone was automating the digi-use of our Cemex Go platform since 2017 is a tal confirmation of orders, so that our custom-testament to our company’s commitment to ers could confirm the date and time selected 92% continuous improvement as we work to deliver for delivery without the need to interact with a on our promise of customer-centricity. One service agent. Cemex Go usage rate among recurring This innovative digital solution streamlines customers in 2022 customers’ ability to achieve efficient real-time management, from ordering to tracking to ful?llment. Additionally, Cemex Go empow- 60% ers our customers to make more informed decisions that save time and money by offering ready access to detailed information and of our total global sales in-depth analytics. are processed through Cemex Go CEMEX 2022 INTEGRATED REPORT 62

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Buying Construction Materials in the Digital Age Enhanced Services Throughout the Customers’ Journey Cemex continues to take bold digital actions that differentiate us as a pioneer and ?rst-mover Currently, about half of all possible customer interactions are conducted via any of our digital of accessible, scalable solutions unique in our industry. platforms. Managing the full ready-mix experience: Ready-Mix Cultivating closer, personal relationships with our Go offers enhanced capabilities that allow users to customers: In 2022, we hosted almost 170 webinars place, view, schedule, and manage orders, as well as globally where customers received training on our digi-track deliveries, con?gure noti?cations, and view order tal platforms and learned about our latest products, history from their mobile devices. services, and solutions. Streamlining the professionals’ experience: Portal Leveraging AI: In 2022, we increased the global presence for Professional Self Builders (PSB) seeks to deliver a of our arti?cial intelligence chatbot, Olivia, to multiple full ready-mix experience for self-builder customers countries in our SCA&C region to continue helping our through a simple and fast online solution that guides Customer Service Centers provide even faster responses them to select the right concrete products, place to our customers’ most common questions. Olivia is orders, and pay online, in half the time. Currently, currently available in Mexico, the U.S., Colombia, Spain, Cemex PSB is available in Mexico, the U.S., the U.K., the Philippines, the U.K., Peru, Guatemala, the Dominican and Colombia. Republic, Panama, Nicaragua, and Puerto Rico. E-commerce solutions: Construrama.com is boosting Connecting directly to our systems: Cemex Link allows Construrama, the largest building materials distribu- customers to interact directly with our systems via dig-tion network in Mexico. Today, more than 100,000 ital platforms and Application Programming Interfaces online users are able to purchase from 50,000 SKUs (APIs). By allowing both systems to talk, Cemex Link is via website or app. already helping customers from all geographies reduce operating costs, optimize internal processes, and automate tasks such as orders, invoices, and payments. Going Paperless: Cemex’s paperless strategy enhances productivity and saves resources by encour-Beyond Cemex Go, we are aging the digitalization of internal and customer processes. Today, about three-quarters of our invoices are working on the full digitalization delivered in a fully digital manner, putting us on track of the customer journey. to achieving our global paperless goal. CEMEX 2022 INTEGRATED REPORT 63

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Empowering Our Employees for a Superior Celebrating our Customer-Centric Culture Customer Experience At Cemex, we designate Customer Experience Our employees are at the core of our ability to Day as a way to celebrate our company’s cus-deliver a superior customer experience. We are tomer-centric culture and commitment to our focused on empowering them with the right customers. In the second edition of this cele-skills, tools, and technology to deliver on our bration, employees from across our operations customer-centricity promise. participated in multiple sessions where they had the opportunity to learn firsthand about Trusted Advisors for Our Customers the latest customer experience trends from Cemex University Commercial Academy, Leap, internal and external leaders in the ?eld. offers our commercial advisors and commercial managers a learning experience that sup- The Cemex Superior Customer Experience ports our customer-centricity strategic priority. Awards acknowledge excellence and best In 2022, Leap added a new module designed practices adopted across our business units. to provide customers with the best informa- Recognizing employees and teams for their tion about how their projects can bene?t from efforts in delivering a superior customer expe-our Vertua® family of sustainable products and rience is an integral part of our customer-cen-solutions. tric practice. A Digital Ally for Customer Relationship Service A Seamless Experience for all Customers Cemex Go CRM is our commercial advisors’ We are passionate about finding new ways to main digital technology that helps them man- inspire and delight our customers from the age customer relationships more efficiently beginning to the end of the customer journey. and systematically. While already present in We are passionate about In 2022, we reached a global consensus on multiple geographies, we continue growing our the Service Center’s future delivery scheme Customer Relationship Management program ?nding new ways to inspire and and selected technological and service part-and releasing features to increase its global ners with whom we will pursue the global presence and cover our customer journey delight our customers from the implementation phase of our Service Delivery while reinforcing best practices with our com- beginning to the end of the Model. We remain con?dent in providing our mercial teams. Cemex Go CRM for Sales helps customers with a frictionless, consistent, and commercial teams save time in daily planning customer journey. personalized omnichannel experience to deliver and managing activities across our global a fast response to their feedback and requests. operations by personalizing follow-up activities with customers such as demand planning. Cemex Go CRM for Customer Service offers an additional core technological layer for strengthening our customer service center capabilities through an omnichannel experience. CEMEX 2022 INTEGRATED REPORT 64

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G SOCIAL IMPACT Our efforts to deliver sustainable and inclusive outcomes from our Social Impact Strategy contribute to Cemex’s priority SDGs 9, 11, 12, and 13. Furthermore, collaborations and partnerships with international organizations allow us to build synergies to scale our contributions to building a better future for our communities and to enabling a just transition to a low-carbon economy. We contribute to building a better, Our Social Impact Strategy Cemex continues to create positive social CEMEX’S COMMUNITY ENGAGEMENT MANAGEMENT sustainable, and resilient future impact through four focus areas: A key element of our Community Engagement Management pro-by fostering transformational cess is collaborating with the communities where we operate to Stakeholder People: We provide community Identi?cation co-create and implement locally tailored Community Engagement and change through engagement and members with access to education and Plans (CEPs). Management workplace training that enables inclusive Impact support for the development of 01 02 Identi?cation long-term upward mobility. CEPs are comprised of programs focused on developing the four and Management the economic livelihoods of the focus areas of social impact —people, economy, structures and Economy: We support organizations and Communication cities and communities where we individuals that contribute to boosting cities– to contribute to improve quality of life and wellbeing of COMMUNITY society with participation from Cemex employees in the imple- 06 ENGAGEMENT 03 local economies by developing skills operate. mentation of the initiatives. MANAGEMENT Risk to foster entrepreneurship, enable a Identi?cation sustainable economy, and laying the and groundwork for a just transition. Each CEP is conceived locally through a participative process Management Cemex has Evaluation and based on regular dialogues via multi-disciplinary Community 05 04 collaborated with Measurement Structures: We leverage our expertise Engagement Committees, which play a key role in designing, +26 million people and quality building materials to implementing, and evaluating our community engagement efforts. Co-design and globally, keeping us implementation improve standards on livable housing By proactively engaging our stakeholders, these open dialogues on track to achieve Engagement Plans of Community and basic infrastructure in the cities and allow us to build trust, understand local needs, address concerns, our goal of 30 million communities. provide expert opinions, provide follow-up, and take on shared community partners value investment opportunities. These efforts aim to serve as effi-by 2030. Cities: We contribute to building green cient grievance mechanisms for community leaders and members spaces and resilient communities, to share their speci?c expectations and needs with our company. focusing on the natural and built 90% environments. Our Community Engagement Management was designed following ISO 26000 principles, and our Community Engagement of our cement plants have Committees follow AA1000 guidelines for inclusive, responsive, and developed and put Community substantive dialogues with our communities. Engagement Plans into action CEMEX 2022 INTEGRATED REPORT 65

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Providing Access to Education and Promoting Youth Employability +45K youth trained Workplace Training We contribute to diminishing youth unemploy- under NEO as of Education and capability development are ment through our programs and partnerships December 31, 2022. fundamental to building resilient and sustain- with global and local organizations to enhance 38% of participants able cities and communities. In addition to our employability capabilities and income opportu- are female. people, we also aim to provide community nities for youth. 1. PEOPLE members with access to education and work- In 2019, as part of the Global Alliance for place training that enables inclusive long-term YOUth (All4YOUth), Cemex made a public upward mobility. commitment in 2019 to foster the employabil-Contribution to a Just Transition ity capabilities of 65,000 youth by 2022. Since We are committed to support the upskilling then, our company’s education, employment, and reskilling of our own workforce and com- and entrepreneurship initiatives have already munity members to improve their employabil- reached more than 71,800 youth across our ity opportunities as the world accelerates the operations, mainly through the NEO program. path toward a net-zero economy. For instance, we work together with partners to design and Cemex runs the New Employment YOUTH BUILDING THE FUTURE LABOR TRAINING ACADEMY deliver programs striving to develop new tech- Opportunities (NEO) program in Mexico, in nical and life skills that improve employability partnership with local stakeholders. NEO is In 2022, we developed a partnership with We continue with Cemex Puerto Rico opportunities and quality of life in communities a coordinated effort between the private, Mexico’s Ministry of Labor and Social Labor Training Academy in response to where we operate. political, educational, and civil society sectors, Welfare and the Monterrey Digital Hub to market demand for a workforce trained NEO aims to provide market-relevant train- train young people in the Python program- in the operation of heavy machinery in Expanding Women’s Economic Empowerment in ing, counseling, and employment services to ming language, seeking to contribute to the island’s manufacturing and construc-Communities young people. Program graduates report less closing the labor gap for specialists in data tion sectors. The Academy provides the We aim to continue enabling women to job-hopping and above-average earnings. science in the northern region of Mexico. In local workforce with skilled trades certi?-become agents of change within their families its ?rst year, the program granted 26 young cations that enhance their employability and communities to advance on the path people 10 weeks of technical training, opportunities, and has contributed to toward gender equality and inclusive eco- career development skills, and connections boost women’s participation and reduc-nomic growth. Our diverse programs focusing with industry experts and other program- ing the gender gap that currently exists on women’s development through education mers, enhancing their employability and in the construction sector. and health, as well as technical, entrepreneur- +70K income generation potential. The students ship, and employability capabilities are further had the opportunity to work on real proj- 791 men and women certi?ed, mostly from discussed in our Diversity, Equity and Inclusion ects on topics such as web applications, the Ponce area communities neighboring section on pages 56-60 of this report. youth trained as of software development, data science, and our operations. December 31, 2022 machine learning. 12% women participation. Learn more about the Monterrey Digital Hub CEMEX 2022 INTEGRATED REPORT 66

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Creating New Income and Small Business Advancing a Circular Economy in Our Opportunities Communities Cemex supports organizations and individuals We partner with local organizations and apply that contribute to boosting local economies customized interactions and strategies to by developing skills to foster entrepreneurship, address speci?c opportunities to advance enable a sustainable economy, and laying the circular economy principles in the communities 2. ECONOMY groundwork for a just transition. where we operate. Supporting Entrepreneurs in their Journey 1 Education on Circular Economy: We are Cemex collaborates with organizations and currently running programs at schools individuals to support the entrepreneurship and neighboring communities in the U.K., journey of micro, small, and medium-sized Poland, and the Dominican Republic, enterprises (MSMEs) that contribute to eco- to educate younger generations about nomic development in our communities. the problems that the lineal economy is causing and the solutions provided In Mexico, we developed and launched in by transitioning to a circular economy partnership with the United Nations Global model. Compact (UNGC) network’s Small and Medium Enterprises (SMEs) Engagement Program, 2 Circular Jobs: We partner with private designed to help professionalize SMEs by and public entities in the Philippines accelerating the integration of UNGC Principles and Egypt to promote proper and SDGs into their business operations and waste management and repair the strategy. Participants were also able to connect environment by removing waste from sustainability targets with their business goals natural spaces, creating opportunities to develop circular jobs, those jobs that We partner with local organizations and identify and prioritize strategic measures through which they might contribute to the contribute to the circular economy. and apply customized interactions 2030 Agenda. We sponsored 45 companies Incentives: We contribute to raising and strategies to address from our supply chain in Mexico in the 8-mod- 3 awareness about reducing and properly ule training. Going forward we plan to expand managing waste in communities near speci?c opportunities to advance this initiative to other geographies. our operations by working in partnership with local stakeholders to provide circular economy principles in the In Colombia, we continued promoting the discounts in local stores in exchange communities where we operate. development and integration of SME suppliers for correct disposal, separating, and in our value chain through training and advi- recycling waste. sory insights that seek to professionalize their business competencies and skills. CEMEX 2022 INTEGRATED REPORT 67

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Empowering Individuals and Builders Through innovation and technology, at Cemex, we continue to develop products, services, and solutions that address the challenges of the +3.8 built environment. We leverage our expertise and quality building materials to empower million people are expected 3. STRUCTURES individuals to build their homes affordably and enhance key infrastructure in their to have improved their communities. living standards through our affordable housing solutions Growing Platform Our Growing Platform unites diverse social businesses that collectively address the main challenges inherent to poverty and inequality in vulnerable communities. +3.1 Construyo Contigo million people positively This is a comprehensive program comprised of diverse self-sustaining solutions that can impacted by Patrimonio Hoy be used separately or in combination to since 1998 build new homes or make home improvements. Construyo Contigo brings together public-private partnerships, ?nancial solutions, and initiatives that develop self-construction Construapoyo is a funding solution pro- Clean Cookstoves 32,580 skills. gram that works with micro?nance enti- Clean Cookstoves are aimed at being more ties, companies, and governments to pro- than a green product; they are a social busi-Centers for Self-employment is a pro- vide resources to homeowners who need ness model designed to improve quality of life gram that provides homeowners with the construction materials to improve their by replacing less efficient, open, wood-burning homes or rebuild after a natural disaster. stoves. Clean Cookstoves work by efficiently individuals have taken part in means to produce concrete blocks and other building components needed to The resources are allocated through a concentrating heat in a closed protected con- Construyo Contigo since 2006 improve their homes. prepaid card accepted in a network of crete compartment, thus reducing time spent authorized building materials distributors cooking and collecting ?rewood, as well as located near to the communities. lowering the risk of burns and diseases from smoke. 30,834 Yo Construyo is a training and advisory program that enables the construction of high-quality, cost-effective housing. Participants in the program may eventu- households provided with Clean ally become new Cemex customers. Cookstoves since 2014 CEMEX 2022 INTEGRATED REPORT 68

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Building a Resilient Environment Barangay Alerto program launched in 2019, Volunteering to Address Global Challenges We contribute to building resilience in cities, which included a comprehensive emergency As part of our commitment to sustainable focusing on the natural and built environments. preparedness, disaster management, and com- development, we encourage our employees During our 2022 employee Future in munity resilience training program for neigh- to actively engage in activities that contribute Action Summit, Cemex committed to Disaster Relief Hubs boring communities. to improving the quality of life and well-being planting more than 6,000 trees in areas in cities and communities where we live and with high biodiversity value located in As part of our resilience and adaptation to Community Centers operate. By volunteering, our people utilize Colombia, Mexico, Spain, and the United 4. CITIES climate change efforts, in 2022 we launched an A signi?cant part of our education and capa- their knowledge, time, and talents to contrib- States, as part of our commitment to initiative to strengthen our response capabili-bility development efforts occurs through ute to addressing signi?cant social challenges. climate change mitigation. ties in operations that are prone to climate-related disasters. The new Disaster Relief Hubs our 70 Cemex Community Centers located in Colombia, Costa Rica, Guatemala, Mexico, Our Cemex Global Volunteering Guidelines In the United States, we have planted are secure physical sites that contain humani-Panama, Puerto Rico, and the United States. support our employees to volunteer during over 9,900 trees estimated to sequester tarian supplies essential to support employees Every year, participants take part in vari- work hours and on weekends, allowing them over 31.4 million pounds of CO2 during and local communities during emergencies ous training sessions designed to develop to share the experience with their families. We their lifetime. caused by disruptive events. will continue to foster global partnerships to new skills and employability competencies, with a special focus on women’s and youth’s guide impactful initiatives around reforesta- In 2022, in Jamaica, our volunteers This initiative proved successful in September development. tion, circularity, a water challenge, and other collected 700 kilograms of waste at 2022, when 20 employees and their families, relevant causes in the communities where we Palisades Beach in St. Andrew, includ-?rst responders, and over 2,500 neighbors to operate. ing 400 kilograms of plastics for recy-our Davenport Site, received rapid support cling and 200 kilograms of waste safely from our local Disaster Relief Hub to recover Cemex Global Volunteering Guidelines support co-processed in our cement kiln. The from the damage in?icted by Hurricane Ian, our employees to volunteer during work hours remaining waste was turned over to one of the most destructive storms to strike and on weekends, allowing them to share the the National Solid Waste Management Florida in decades. experience with their families. Authority. To date, we have equipped ?ve Disaster Relief Reforestation Efforts in our Communities In Mexico, we partnered with Red Hubs in Trinidad and Tobago, the Philippines, Cemex continuously explores new opportuni- Ambiental and The Ocean Conservancy and the U.S. ties to support local nature conservation and Mexico in a cleanup activity where 400 restoration efforts in our communities. volunteers collected waste that was View Building Resilient Communities co-processed in cement plants as an video alternative fuel, contributing to lowering our use of fossil fuels. Our employees Community Resilience +42,704 volunteering hours in +580 also participated in various education In 2022, Cemex Philippines launched the actions globally including +5,900 employees programs, including topics such as disas-Batang Alerto (Alert Kids) program, an emer- in 2022. ter relief, environmental conservation, gency preparedness initiative for schoolchildren ?nancial education, and entrepreneur-that leverages the expertise and experience of +800 volunteers activated in circularity ship, in partnership with local and global the Emergency Response Teams in our plants and reforestation activities in 2022. stakeholders. to educate students and our communities on the principles of safety through a fun and interactive learning session and a board game. +41,000 trees planted globally in 2022. This program builds on the learnings of the CEMEX 2022 INTEGRATED REPORT 69

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G HOW IT WORKS 2 DISBURSEMENT Patrimonio Hoy addresses macro trends, The savings phase determines the target contributing directly to the ful?llment of the UN down payment and 2030 Agenda ability to pay CREDIT Celebrating 25 years improving quality of life SAVINGS 1 3 PAYMENT and well-being through home improvement Fortune’s Change the World List—2015 THREE STAGES THAT ENABLE: Created in 1998 to tackle the challenge of building quality UN-Habitat Business Award—2009 World Business Award—2006 and affordable housing in vulnerable communities in Mexico. MATERIALS AND EXPERT FIXED PREDEFINED TECHNICAL PAYMENTS Patrimonio Hoy is a social transformation business model DELIVERIES ADVICE that provides micro?nancing with accessible weekly payments, a supply of quality building materials, and technical advice, allowing low-income families to ?nance home LOAN AMORTIZATION improvements and improve their livelihoods. START TIME We leverage on our distribution channels, quality products, and expertise. TECHNICAL ADVICE DELIVERY OF MATERIALS In the 3rd week Acquired with the savings View Building Resilient Homes balance plus a company loan through Patrimonio Hoy video PATRIMONIO HOY SINCE 1998 +5.1 +3.1 +US$320 15% +3,000 million m2 built million people million granted in loans run a business in women trained as promoters benefited their home after improvements CEMEX 2022 INTEGRATED REPORT 70

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G RESPONSIBLE SOURCING Our work with our suppliers toward fostering continuous innovation and sustainable practices supports SDG 8 in addition to our priority SDGs 9, 11, and 13. At Cemex, we build strong and Procurement Digital Evolution Just like we took the industry lead in digitally CEMEX’S DIGITAL PROCUREMENT ECOSYSTEM responsible relationships with transforming customer service, we seek to do Data: Our new Procurement Center of our suppliers that are based on so again by actively taking steps to digitize our Excellence is designed to drive innovation and Global Procurement Model in accordance with continuous improvement through advanced trust, respect, and mutual value the company’s Working Smarter initiative. analytics, smart codi?cation of products, digital creation. tools, policies, and closer communications with The goal is to enhance the supplier experience suppliers. when interacting with Cemex and unblock Our Global Procurement Model business opportunities across the strategic Our relationship with our suppliers is integral Processes: We are automating transactional sourcing lifecycle by empowering our procure- tasks and rede?ning procurement tactics, to our ability to deliver a superior customer ment teams to respond to market dynamics DATA experience and create value for our stakehold- processes, people skills, and support systems faster and more efficiently with the use of to reduce workloads and enable our talent to ers. To this end, the overarching goal of our technology. Among other bene?ts, we expect Global Procurement Model is to guarantee the focus on high-value activities. _ this transformation will allow us to democra-efficient continuity of our operations by achiev- tize procurement information across geog-Global ?eet: We are building a global point of             ing the optimal total cost while striving for high raphies, enable global digital tools for more quality and terms for products and services. access to knowledge and best practices that efficient negotiation processes, and seize support us in optimizing ?eet management opportunities for economies of scale at coun- across geographies and building our future GLOBAL FLEET PROCESSES try, regional, and global levels. low-carbon and zero-emissions fleets. Visit page 27 to learn more about Cemex’s strategy to reduce transport emissions. CEMEX 2022 INTEGRATED REPORT 71

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Fostering Innovation with Our Supply Chain Digital procurement tools help us increase the port- Our procurement and operations teams folio of cost-effective, high-quality suppliers: continuously challenge our suppliers to foster constant innovation in product development Cemex Marketplace is a digital platform that and services for mutual value creation. enables our company’s end-users to purchase the right product at the best price. Driving innovation alongside our suppliers is a win-win approach enabling us to continuously E-Auctions and e-Requests make it easier for improve our supply chain and our company. us to quickly investigate, evaluate, and select We look for strong collaborative partnerships new suppliers to drive our business forward, that promote innovation, generate new think-managing challenging negotiations in a ing processes, improve supply chain practices, dynamic, real-time manner. and contribute to cost reduction strategies. Cemex Service Suite supports our low-cost Our Smart Innovation Model fosters new ways sourcing initiative by streamlining efficiency and to ?nd solutions to challenges and improve coordination between our Global Procurement our operations in close collaboration with our Office and our country’s purchasing specialists. stakeholders. Robotic Processing Automation technology helps us automate warehouse tasks and speed Ideas submitted by our suppliers help improve up the ordering and replenishing of spare parts. our products, processes, and services. We take steps seeking to implement the best feasible Artificial Intelligence platforms are under ideas and endorse the suppliers who con-assessment to reinforce our worldwide item ceived them across our operations. In 2022, in codification and standardization, spend Mexico alone, we received 25 ideas from local analysis, and inventory optimization strategies. suppliers and recognized two of them for the submitted ideas potential positive impact in Cemex Industrial Supply is an e-commerce environment, costs and efficiency. platform designed to leverage Cemex Mexico’s negotiation capabilities with our suppliers to Driving innovation alongside our offer industrial supplies to our customers and third-party companies. suppliers is a win-win approach enabling us to continuously +500 improve our supply chain and our company. ideas received from global and local suppliers since 2006 CEMEX 2022 INTEGRATED REPORT 72

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Committed to Boosting Sustainability in Furthermore, acknowledgement of our Code Contractor Health and Safety Veri?cation Our Supply Chain of Ethics and Business Conduct, Code of We also extend our commitment to health and Our sustainability commitment goes beyond Conduct when Doing Business with Us, Global safety to contractors with access to our sites—our operations. We are continuously looking Anti-Corruption Policy, and Global Anti-Money reinforcing our number one priority. for new opportunities to promote sustainable Laundering Policy is part of the Third-Party practices and our core values in our supply Compliance Declaration required for the new The Cemex Contractor Health and Safety % network, including our emphasis on health and supplier registration process. Veri?cation Program is designed to certify 91 safety, excellence, innovation, and integrity. contractor compliance with stringent health Learn more about our Cemex Code of and safety standards, proper training, and We collaborate in global efforts advancing Conduct When Doing Business with Us. applicable accreditations in the execution of sustainability throughout our industry’s supply their work within Cemex operations. Globally chain, including, since 2010, the UN Global Learn more about our Global Policy for executed in alliance with specialized ?rms, we Compact Advisory Group on Supply Chain Third Parties. continue engaging all our business units to In 2022, we reached a 91% contractor Sustainability and, more recently, the Global accomplish the program. health and safety veri?cation rate. Cement and Concrete Association (GCCA). Suppliers’ Code of Ethics and Conduct Our aim of managing our supplier relations with adherence to applicable laws and regulations promotes a culture of integrity, honesty, respect, and open communication that strengthens our relationship. In alignment with our principles, policies, and values, we are committed to having our suppliers understand and comply with both the Cemex Code of Ethics and Business Conduct and Code of Conduct When Doing Business with Us—the latter of which is rooted in our membership and commitment to the GCCA. CEMEX 2022 INTEGRATED REPORT 73

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Prioritizing Suppliers with Advanced In 2022, our program evaluated 68% of critical CONTINUOUS SUSTAINABILITY IMPROVEMENT IN OUR SUPPLY CHAIN Sustainability Practices suppliers. These suppliers are those business We closely cooperate with our suppliers striv- partners who could signi?cantly impact our ing to implement the most sustainable prac- core businesses; in particular, those suppliers tices in our day-to-day operations. with the highest spending or who could affect Assessment the continuity of our operations, including In collaboration with a third-party ?rm, we invite our sup-For over a decade, the Cemex Supplier health, safety, and environmental risks. pliers to perform a sustainability assessment based on Sustainability Program has strengthened our ISO 26000 guidelines, which cover social, environmental, value chain’s consistency and respect for our As we continue working to approach our 90% health and safety, business ethics, stakeholder relation-sustainability principles, policies, and practices. critical supplier sustainability assessment goal ships, and ?nancial performance standards. for 2030, we are broadening the scope of our efforts. As we advance, we aim to develop training opportunities and self-assessment tools for Small & Medium Enterprise (SME) Continuous Improvement suppliers interested in including robust sustain- The third-party ?rm analyzes the assessment results ability practices in their business model. and prepares a comprehensive report with ?ndings, conclusions, and a proposed action plan to close gaps, SUPPLIER SUSTAINABILITY ASSESSMENT if any. (% of critical suppliers spend under our company’s procurement scope) Scorecard 90 The result is integrated into each supplier’s scorecard, and the evaluation is expected to be periodically updated 80 to track and prioritize suppliers that demonstrate prog-72 ress in their sustainability practices. 63 68 We closely cooperate with our suppliers to implement the most sustainable practices in target 2025 target 2030 our day-to-day operations. 2020 2021 2022 CEMEX 2022 INTEGRATED REPORT 74

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G RESPECT FOR HUMAN CEMEX’S HUMAN RIGHTS COMMITMENT TIMELINE RIGHTS 2004 Cemex becomes a signatory to the UN Global Compact. 2014 Company’s first Human Rights Policy Statement released. Human Rights are the universal, inalienable, and fundamental COMMUNICATE IDENTIFY & ASSESS Implementation of Human Rights Compliance Assessment Communicating on 2 Actual or potential adverse 2017 in 30 countries to identify risks. rights inherent to all human how impacts are being human rights impacts beings. Respecting human rights addressed 1 Cemex releases the Global Workplace Diversity and is reinforced in Cemex’s core 5 EMBED 3 2018 Inclusion Policy. Policy commitment value of “Acting with Integrity” and guidelines Cemex Code of Ethics and Business Conduct is enhanced. and embedded in the way we do 4 TRACK RESPOND & REMEDIATE business. Tracking the Integrate findings from impact Supplier Code of Conduct When Doing Business with Us is 2019 released. e_ectiveness of assessments across relevant Respect for human rights is fundamental to the measures company processes having a responsible and ethical business. Cemex releases Dynamic Work Schemes Global Guideline. At Cemex, we strive to effectively align our 2020 strategy and operations with universal human Human Rights Due Diligence Process This taskforce is comprised of employees Cemex releases Diversity and Inclusion Position Paper. rights principles. Cemex continues to work to establish a representing the functional areas of Social more comprehensive due diligence process Impact, Sustainability, Legal, Enterprise Cemex has ethical As a global company, we are committed to that aligns with international guidelines and Risk Management, Public Affairs, Human Cemex releases the global Digital Citizenship Guideline. business practices international standards. Cemex’s human rights standards in all company areas to allow us to Resources, Health & Safety, and Procurement. 2021 Cemex launches a Pride Month global campaign with our wherever it operates commitment is aligned with the principles monitor respect for human rights throughout During the year, the taskforce performed LGBTQ+ community. and has a diversity and values of the International Bill of Human our operations. a benchmark on Cemex’s current practices policy that is Rights, the International Labour Organization’s against industry best practices on human applicable to all our Declaration on Fundamental Principles and Human Rights Taskforce rights and completed a gap analysis against Cemex creates the Global Human Rights Taskforce and operations worldwide. Rights at Work, and the UN Guiding Principles In 2022, we launched the Global Human certain EU regulations, some with the collabo- 2022 completed a benchmark against industry best practices on Business and Human Rights. Furthermore, ration of third-party advisors. As an outcome, and a gap analysis against certain EU regulations. we annually submit communication on our Rights Taskforce integrated by a multidis-ciplinary team to further assess our com- we designed a roadmap to further enhance progress and reaffirm our active participation pany’s capacity to respect human rights. Cemex’s practices on human rights. as signatories of the UN Global Compact. CEMEX 2022 INTEGRATED REPORT 75

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Embedded Policies and Guidelines Cemex policies enable us to implement and safeguard our Human Rights commitments. We expect our employees, suppliers, contractors, and other business partners to consistently apply all of our policies and procedures applicable to them wherever we operate, and we look to engage with third parties who are able to meet our principles in this regard. CEMEX GLOBAL POLICY HUMAN RIGHTS COMPONENTS AND/OR PRACTICES CEMEX GLOBAL POLICY HUMAN RIGHTS COMPONENTS AND/OR PRACTICES • We strive to support and respect the protection of internationally proclaimed human rights • We actively pursue a pollution prevention policy, aiming to apply the best available techniques to principles, as expressed in the International Bill of Human Rights and the International Labor minimize the impact of our operations. Organization’s Declaration on Fundamental Principles and Rights at Work. • We strive to comply with company policies, procedures, and applicable local laws and regulations. • We seek to align our strategy and operations with universal principles on human rights in all of the • We seek to prioritize our energy and resource efficiency, lower our carbon intensity, and reduce Human Rights Policy countries where we operate. Environmental Policy emissions by managing our energy use, water consumption, and waste generation. • Our policy applies to all Cemex employees, directors, and officers. We expect business partners, • We look to responsibly manage the land within our operations to protect ecosystems and biodiver-suppliers, and other parties to uphold the principles of this policy. sity and to maximize our contribution to nature conservation. • We encourage members of our Board of Directors, Cemex employees, and third parties to act with • We train our employees in environmental procedures to ensure adherence to best practices. integrity and adhere to our values. • Cemex intends to carry out our business activities sustainably, minimizing pressure on water Code of Ethics and • Our Code establishes the support and respect of the protection of internationally proclaimed Water Policy resources, and covering three essential aspects: resource availability, quality, and ecosystem Business Conduct human rights principles. integrity. • We aim to align our biodiversity initiatives with our business model so that the identification, • We encourage suppliers to adhere to the highest ethical standards and practices. assessment, and management of biodiversity values are considered in our decision-making process Biodiversity Policy • We aim for our suppliers to comply with freedom of association and non-retaliation rights, to not and management systems throughout the life cycle of our sites. use any work that is performed under threat of penalty, including forced overtime, human traffick- • We aim to provide a safe and healthy workplace for our employees and contractors. Code of Conduct When ing, debt bondage, forced prison labor, slavery or servitude, to provide a safe and healthy work- Doing Business with Us place for employees and contractors, to uphold fair and decent working conditions, to avoid the • We strive to comply with company policies, Health and Safety Management System, procedures, employment of children below the legal minimum age, and to make no distinctions on grounds of Health and Safety Policy and all applicable local laws. discrimination. • We look to develop a positive health and safety culture whereby individuals look after the health and safety of each other and share our belief that the achievement of zero injuries is possible. • Cemex aims to be a great workplace for all our employees. • We strive to build mutually beneficial relationships with our stakeholders and communities. • Applicable to our employees and Board of Directors, we look for our people to represent a wide Stakeholder • Cemex is committed to engaging its stakeholders in an ongoing and transparent way. range of different countries and cultures, as well as a broad range of backgrounds and experiences, Engagement Policy making Cemex a more robust and inclusive environment. • We seek to create value for society through our core business activities. Workplace Diversity and Inclusion Policy • We are committed to making hiring, promotion, compensation, leadership development, and other • Cemex strives to comply with all applicable laws protecting the personal data of customers, suppliers, decisions without regard to gender, race, color, age, religion, mental or physical disability, pregnancy, business partners, and employees. maternity, paternity, marriage or civil partnership, sexual orientation, or preference, political affilia- Data Protection and • We believe that processing personal data should always be made for lawful purposes. tion, or national origin. Privacy Policy • Our policy is that only people who need to know and are authorized to use personal data can access it. Data subjects are entitled to a reasonable expectation of privacy in the processing of their data. • This global policy applies to all Cemex directors, officers, and employees, regardless of where they Global Anti-Corruption reside or conduct business; Cemex subsidiaries, affiliates, and third-party relationships over which Policy Cemex has control, including joint ventures; and, all agents, consultants, business partners, and other third-party representatives when they act on Cemex’s behalf. • We seek to ensure compliance with applicable anti-corruption laws. CEMEX 2022 INTEGRATED REPORT 76

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Identifying and Assessing Potential CEMEX GLOBAL PROCESS PROCESSES WITH EMBEDDED FOCUS CON POTENTIAL HUMAN RIGHTS RISKS Impacts Our due diligence process is embedded in • A process of risk detection and analysis at global, regional, and local levels is followed by enabling the deployment of Global Enterprise Risk corresponding monitoring, mitigation, and reporting measures promptly. This function is complemented by other risk Cemex’s existing approach to risk manage- Management and Security management processes within Cemex, including internal controls and audits. ment and considers a special focus on potential human rights risks. • The Global Enterprise Risk Management and Security process includes preparing, biannually, a Global Risk Agenda, which is presented to the Risk Management Committee comprised of Cemex Executive Committee members. Furthermore, Global Risk Agenda key material risks are evaluated and tracked by the Corporate Practices and Finance Committee and the Sustainability Committee of our Board of Directors. • The Cemex H&S Management System is a continuous process and cornerstone where we can identify the hazard, assess Health and Safety the risks associated with our activities, take appropriate action to manage the risk, and prevent or reduce the impact of potential incidents. We regularly assess our site’s implementation of the Cemex HSMS. • Our bespoke Social Impact process is designed to serve as an Environmental and Social Management System that seeks to anticipate risks and mitigate impacts, focusing on the local communities where we operate. Assessment ?ndings are Social Impact addressed through the Community Engagement Plans with formal committees and stakeholder dialogues conducted annually. • The Environmental Management System, aligned with ISO 14001 and the Environmental and Social Incidents Reporting Sustainability and platform, provides our operations a framework to classify, respond, and report social and environmental incidents or Environmental claims resulting from operating activities. Legal Compliance Due • We conduct legal due diligence processes—including screenings to identify any human rights concerns relating to a Diligence Process supplier. • We partner with specialized independent ?rms to assess most of our global suppliers. As part of their scope, these Suppliers Assessment assessments include respect and promotion of human rights in their workforce and supply chain. • This program is designed to certify that those strategic contractors with which we engage are equally committed to respecting human rights related to the health and safety of their employees, clients, and the communities in which they Contractors Assessment operate. We rely on leading global technology and applications development ?rms to support Cemex in this important program. • We provide guidelines for conducting business in compliance with all applicable laws, rules, and regulations and striving to follow the highest ethical standards. Additionally, we manage the grievance processes to capture and address com-Human Resources plaints and encourage reporting, in good faith, of any violation of our policies or any applicable laws. More information on ETHOSline on page 108 of this report. CEMEX 2022 INTEGRATED REPORT 77

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Responding, Tracking, and Communicating Progress We continue to make signi?cant progress in developing and implementing preventive measures to avoid adverse human rights impacts in our operations, focusing on the top ?ve salient human rights identi?ed in our Human Rights compliance assessment. TOP FIVE SALIENT POTENTIALLY IMPACTED TOP FIVE SALIENT POTENTIALLY IMPACTED 2022 INITIATIVES AND ACHIEVEMENTS 2022 INITIATIVES AND ACHIEVEMENTS HUMAN RIGHTS STAKEHOLDERS HUMAN RIGHTS STAKEHOLDERS Health and Safety • Employee and contractors’ awareness of safe and healthy behavior. Community • Multi-stakeholder committees across all geographies engage with our neigh-(H&S) Impacts boring communities and enable us to incorporate insights into our human • An open-door policy for our employees, contractors, and community mem-EMPLOYEES bers to share related complaints or suggestions. EMPLOYEES rights promotion and respect strategy. • Implementation of our Social and Environmental Model strengthens our • Monthly Report about H&S performance shared with key leaders of our oper-responsible business strategy by deeply understanding and addressing our SUPPLIERS AND ations and a direct message from our CEO. SUPPLIERS AND stakeholders’ conditions, needs, and concerns. CONTRACTORS • 96% of our operations achieved zero employee and contractor Lost Time CONTRACTORS Injuries (LTIs). CUSTOMERS • We have a H&S Management System implemented in 100% of our operations. LOCAL COMMUNITIES • Where any risks are identified, mitigation and remediation actions are put in place. • Implementation of Cemex Diversity and Inclusion Policy and global guidelines. LOCAL Diversity and COMMUNITIES • We reached a 91% contractor veri?cation rate. Discrimination • Creation of Diversity Committees in our different business units to shape and EMPLOYEES implement Cemex’s inclusion strategy. • Continuous assessment and management of our environmental impacts and • New personnel trained on our non-discrimination policies. Environmental EMPLOYEES risks through our Environmental Management System. SUPPLIERS AND • Continuous employee training and communication on how to identify and Footprint CONTRACTORS • Implementation of our global environmental policies. report discrimination issues. • Monthly Environmental and Social Incidents Report and CEO direct message SUPPLIERS AND to operations to address and remediate identi?ed situations. CUSTOMERS CONTRACTORS LOCAL CUSTOMERS COMMUNITIES Work-life Balance • Promoted effective and efficient use of working and collaboration hours LOCAL during the pandemic through our Digital Citizenship Global Guidelines. COMMUNITIES EMPLOYEES • Continuous use of formal channels for employees to communicate needs and concerns regarding work-life balance and actions de?ned based on feedback. SUPPLIERS AND CONTRACTORS LOCAL COMMUNITIES CEMEX 2022 INTEGRATED REPORT 78

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Engaging and Providing Access to 2 Global and Local Ethics Committees: Grievance Mechanisms Composed of representatives from We encourage people to speak up—without different functions in each of the risk of retribution—about ethics and human countries in which we operate, the rights concerns. Our global grievance mech- Ethics Committees are taskforces anisms enable us to maintain permanent dedicated to encouraging awareness communication with our key stakeholder and enforcement of our Code of Ethics groups, especially those that might be vulner- and Business Conduct. They all receive, able under certain circumstances. These open investigate, and collaborate to resolve communication channels enable us to obtain reported ethics breaches, including those valuable feedback to evaluate the effectiveness related to human rights. of implemented mitigation actions based on Stakeholder Dialogues: Aimed at identi?ed risks to people. 3 getting to know and understand our We continuously aim to strengthen the cred- stakeholders’ needs and concerns, these ibility of our reporting channels as part of dialogues enable us to identify potential our efforts to assess and review how best to impacts on people and properly address improve our approach to protecting human these risks. rights. 4 Local Corporate Social Responsibility Committees: Composed of our plant’s Our main grievance mechanisms include the director and local environmental following: officials, trade union representatives, local mayors of nearby towns, ETHOSline: We look to live our values 1 neighborhood representatives, and and to manage our Code of Ethics and other local institutions, these groups Cemex reinforces awareness and Business Conduct properly. Therefore, aim to build positive, sustainable we encourage our employees, commitment to human rights relationships with our neighboring stakeholders, and the general public communities. through internal campaigns and to submit suggestions, inquiries, and concerns about a possible violation social impact initiatives. of our Code of Ethics and Business Conduct and internal policies through For more information on the communication our ETHOSline communication channels we use with our different stakehold-channel, available 24/7. This reporting ers, go to page 221 of this report. mechanism helps us to identify human rights-related risks not only in our operations but also in the communities where we operate. CEMEX 2022 INTEGRATED REPORT 79

FINANCIAL PERFORMANCE Advancing our strategic priorities despite unexpected challenges. CEMEX 2022 INTEGRATED REPORT 80

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G FINANCIAL PERFORMANCE In 2022 we made signi?cant progress in our strategic priorities despite the unexpected + challenges for many businesses BB as in?ation spiked to 40-year S&P and Fitch upgraded highs, mainly attributable to Cemex’s credit rating during energy and distribution costs, the year, one notch from our investment-grade rating goal and exacerbated by supply chain disruptions stemming from the Ukraine War. As we look forward, we continue to be excited about the new opportunities created by our growth investments, digital transforma- US$ tion, robust capital structure, and commit- 100 ment to continue leading our industry in the global transition to a low-carbon and circular million incremental EBITDA economy. contribution from growth investments CEMEX 2022 INTEGRATED REPORT 81

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G FINANCIAL HIGHLIGHTS Our results during the year re?ect 2022 20211 %VAR. NET SALES AND OPERATING EARNINGS TOTAL ASSETS our resilience against an adverse BEFORE OTHER EXPENSES, NET (millions of US dollars) Net sales 15,577 14,379 8 (millions of US dollars) global environment, and we are pleased with how we responded Operating earnings before other expenses, net 1,561 1,719 (9) 15,577 27,425 26,650 26,447 14,379 against these headwinds. We Operating EBITDA 2,681 2,839 (6) continue to see the growth 12,669 Controlling interest net income 858 753 14 potential of our markets, with our focus on customer experience Controlling interest basic earnings per ADS 2 0.58 0.50 15 and, most importantly, the Controlling interest basic earnings per ADS 2 dedication and commitment of from continuing operations 0.36 0.53 our people. Controlling interest basic earnings per ADS 2 from discontinued operations 0.22 (0.03) 1,719 1,561 1,292 Free cash ?ow after maintenance capital expenditures 553 1,101 (50) 2020 2021 2022 2020 2021 2022 Total assets 26,447 26,650 (1) 1 Under IFRS, Cemex translates the ?nancial statements of foreign subsidiaries using Total debt plus other ?nancial obligations 8,825 9,157 (4) exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Total controlling stockholders’ equity 10,909 10,271 6 2 Based on an average of 1,478 and 1,495 million American Depositary Shares (ADSs) for 2022 and 2021, respectively. CEMEX 2022 INTEGRATED REPORT 67 82

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G STRATEGIC PRIORITIES AND 2022 ACHIEVEMENTS Strategic Priorities Our Approach Our Achievements in 2022 EBITDA margin of ?20%. 17.2% EBITDA margin. z Grow EBITDA through Enhance EBITDA margin through growing volumes, z Price increases fully compensating in?ation in dollar margin enhancement strong pricing, and cost containment efforts. terms. Utilize EBITDA growth, free cash ?ow, and divestiture z 2.84x net leverage, mostly ?at from 2021. Achieve investment proceeds to improve the capital structure. grade rating z S&P and Fitch upgraded Cemex’s credit rating to BB+, one notch from our investment-grade rating goal. Accelerate bolt-on and margin enhancement projects. z US$475 million invested in strategic capital expenditures during the year. Advancing Materially Toward Our Strategic Undertake strategic divestments to streamline port- Optimize folio and de-lever while seeking attractive, bolt-on z US$100 million incremental EBITDA contribution from Priorities our portfolio for growth investments made in recent years. investment opportunities in the company’s footprint; Our strategic priorities focus on de-risking growth construct a portfolio more weighted towards the U.S. z Divestments of more than US$600 million. our company and injecting growth into the and Europe; focus on vertically integrated positions portfolio with increased capital expenditures z 21% compounded EBITDA growth in our Urbanization in attractive metropolises and develop Urbanization Solutions core business for the 2019-2022 period. while advancing our sustainability agenda. Our Solutions as a core business. strategic efforts paid off in 2022, achieving important milestones across our goals. 47% reduction in net CO2 emissions by 2030 vs. 1990 z Close to 5% reduction in our speci?c CO2 emissions Advance baseline, recently increased from 40%. compared to 2021. sustainability Recognizing sustainability as a competitive advantage, z 30% reduction in speci?c CO2 emissions vs. 1990. agenda we advance toward our 2030 carbon reduction goal z Since launching Future in Action, CO2 emissions have and the company’s ultimate vision of a carbon-neutral declined by more than 9%, a reduction that in the past economy. took more than a decade to achieve. SUSTAINABILITY AND FINANCE Cemex recognizes the need to transition into commitments to its financing strategy and Cemex to issue financial instruments such targets. The updated framework also includes a low-carbon society and views sustainable establishing Cemex’s guiding principles when as bonds, loans, and other debt-like financ- eligibility criteria to enhance the project port-finance as an enabling force toward that goal. issuing new sustainability-linked financing ing structures to finance or refinance eligible folio, making innovation a key component of instruments. projects related to environmental impact. breakthrough decarbonization efforts, such as In 2021, Cemex launched a Sustainability- In 2023, this framework was updated to carbon capture, utilization, and storage (CCUS) Linked Financing Framework, further Furthermore, in 2022, Cemex launched its reflect the higher standards and alignment to technology that can be the final step to reach-aligning Cemex’s corporate sustainability Green Financing Framework, which enables Cemex’s recently SBTi validated 1.5°C scenario ing net-zero CO2. CEMEX 2022 INTEGRATED REPORT 83

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Consolidated Results Other expenses, net, for the year were GLOBAL OPERATIONS Following is a review of the 2022 operational US$467 million in 2022, which mainly included (in millions of US dollars) results and the ?nancial condition of the a non-cash impairment of goodwill and ?xed company. assets during the fourth quarter. The write- Operating down primarily affected assets in the U.S. and Earnings Before Operating Net Sales Total Assets4 Consolidated net sales increased by 12% to Spain and results from a global high in?ation- Other Expenses, EBITDA US$15.6 billion in 2022 versus the comparable ary environment and increasing interest rates. Net periods in 2021 on a like-to-like basis for our Mexico 3,842 961 1,133 3,846 ongoing operations and adjusting for foreign We reported a controlling interest net income exchange fluctuations. The increase in sales of US$858 million in 2022 versus a net income United States 5,038 307 762 12,623 was driven by higher prices in local currency of US$753 million in 2021. The improvement Europe, Middle East, Africa, and Asia1 4,975 354 680 6,100 terms in all of our regions. in net income primarily re?ects lower ?nancial expenses and a positive variation in discontin- South, Central America, and the 1,622 308 386 2,043 Operating expenses, as a percentage of net ued operations. Caribbean2 sales, increased from 20.3% in 2021 to 20.9% in 2022, mainly due to higher administrative, Total debt decreased by 5%, or US$408 million, Others3 100 (369) (280) 1,835 sales and distribution expenses. to US$8.1 billion at the end of 2022. We also reduced financial expenses by US$257 million. Total 15,577 1,561 2,681 26,447 Operating EBITDA decreased by 6% to US$2.7 billion in 2022. On a like-to-like basis, operat- 1 Includes operations in the United Kingdom, France, ing EBITDA decreased by 3% for the year. The Germany, Poland, Spain, Philippines, Israel, Czech decrease was mainly due to a sudden spike Republic, Croatia, Egypt, and the United Arab Emirates. in in?ation, attributable to energy and distri- 2 Includes operations in Colombia, Panama, Caribbean bution costs, and exacerbated by supply chain TCL, the Dominican Republic, Puerto Rico, Nicaragua, Jamaica, the Caribbean, and Guatemala. disruptions stemming from the Ukraine War. 3 Includes minor subsidiaries with different lines of The Operating EBITDA margin decreased by business. 2.5 percentage points, from 19.7% in 2021 to 4 Includes equity-accounted investees. 17.2% in 2022. See note 4.3 in our 2022 audited consolidated ?nancial statements on page 149 of this report. EBITDA of Urbanization Solutions, our fastest-growing business, grew at a compounded rate of 21% for the period 2019-2022. CEMEX 2022 INTEGRATED REPORT 84

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Mexico Net sales in Mexico increased 11% in 2022, to US$3.8 billion, and operating PERCENTAGE OF SALES EBITDA decreased 3% to US$1.1 billion versus 2021. During the year, our ready-mix concrete and aggregates volumes increased by 10% and 4%, respectively, 11 while our domestic gray cement volumes decreased by 8%. During the year, bagged cement volumes moderated as informal construction 14 activity returned to more normalized levels after experiencing very high levels of growth during the pandemic, and as in?ation continued to pressure retail 42 demand, despite a record level of remittances. The country continues to expe- BY PRODUCT rience a pick-up in the formal sector, and bulk cement and ready-mix volumes bene?ted from nearshoring investments, tourism and distribution and logistics activity. The industry continued operating at high-capacity utilization rates. United States 33 Our U.S. operations’ net sales increased 16% to US$5.0 billion while operating EBITDA remained flat at US$762 million during the year. Our U.S. operations’• Cement domestic gray cement and aggregates volumes increased by 1% and 3%, respec- • Ready-mix tively, for 2022. Ready-mix concrete volume remained ?at for the year. • Aggregates • Urbanization Solutions Volume growth was driven by strong demand in the industrial and commercial sectors. The region continued to enjoy strong demand across all products, with most of our markets sold out. With a rapid rise in input costs, we moved aggres- 10 sively to address cost pressures during the year. 25 Europe, Middle East, Africa, and Asia 32 BY REGION During 2022, net sales increased 2% to US$5.0 billion, while operating EBITDA remained mostly flat at US$680 million. For the full year, our regional domestic gray cement and ready-mix concrete volumes decreased by 1%, respectively. Aggregates volumes remained flat for the year. In Europe, cement volumes were ?at in 2022, as momentum in construction activity at the beginning of the year 33 was offset by an economic slowdown arising from higher interest rates and the impacts of the Ukraine War. • Mexico • U.S. In the Philippines, domestic gray cement volumes declined 10% during the • EMEA&A year as the country transitioned to a new government, and macro challenges • SCA&C impacted demand. Our operations in Egypt and Israel showed strong top-line Percentages before others and and EBITDA growth. intercompany eliminations. CEMEX 2022 INTEGRATED REPORT 85

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G South, Central America, and the Caribbean In 2022, our net sales for the region increased by 2% to US$1.6 billion. Our operating EBITDA decreased by 9% to US$386 million. Ready-mix concrete and aggregates volumes increased by 11% and 5%, respectively, for 2022. Regional domestic gray cement volumes decreased by 7% for the year. In Colombia, full-year cement volumes declined by 1% as self-construction activity moderated, along with challenging competitive dynamics. In the Dominican Republic, we experienced a decline in cement volumes of 7% on the back of a more normalized self-construction activity that caused a drop in retail demand, while tourism-related projects continued. For the full year, our net sales Global Trading In 2022, we traded 12 million tons of cementitious and non-cementitious materials in 92 coun-rose double-digit mainly due to tries, including 10 million tons of cement and clinker and 2 million tons of cementitious and other a strong pricing strategy, and we materials. In addition, we traded 4 million tons of coal and petcoke. Slightly more than 4 million tons of the traded cement and clinker consisted of exports from our operations in Mexico, were able to contain our EBITDA Croatia, Spain, Germany, Trinidad and Tobago, Barbados, and Panama, among others. Slightly drop to 3% on a like-to-like basis. more than the remaining 5 million tons were purchased from third parties in countries such as Vietnam, Turkey, Saudi Arabia, Spain, Greece, and Algeria. In 2022, we traded 1.6 million tons of granulated blast furnace slag, a non-clinker cementitious material, and 0.6 million tons of other products. This information does not include discontinued operations. Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand. In addition, we believe that our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without signi?cant initial capital expenditure. Freight rates, which account for a large share of the total import supply cost, have been subject to signi?cant volatility in recent years. However, we estimate that our trading operations have In addition, we provide freight service to obtained signi?cant savings by contracting maritime transportation in due time and using our third parties, which allows us to generate own chartered ?eets, which transported more than 66% of our coal, petcoke, cement, and clinker additional revenues. traded volume during 2022. CEMEX 2022 INTEGRATED REPORT 86

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G Other Information 1,263,737 and 1,193,113 for Poland. The UKAs factor, developing and actively promoting lower Sustainable use and protection of water and During the years-ended December 31, 2022 allocated in the U.K. during 2022 and 2021, carbon products, and the recent deployment marine resources and 2021, in the countries in which we operate, respectively, were 845,036 and 1,014,137. The of groundbreaking hydrogen technology in all we paid in cash a total amount of taxes of EUAs received were worth US$509 million Cemex’s European kilns. Cemex is also working Transition to a circular economy, waste US$191 million and US$194 million, respectively. and US$506 million in 2022 and 2021, respec- closely with alliances to develop industrial-scale prevention and recycling Out of the US$191 million of corporate income tively. Breakdown by country of the EUAs for technologies toward its goal of a net-zero 2022 and 2021, respectively: US$72 million and carbon future. Strong and clear regulations Pollution prevention and control taxes in 2022 (US$194 million in 2021), US$30 were paid by our operations in Europe (US$22 US$73 million for Croatia; US$46 million and such as EU ETS give companies like Cemex Protection of healthy ecosystems million in 2021) and US$161 million by our US$47 million for the Czech Republic; US$104 the confidence and certainty to enable these operations in the Americas and other coun- million and US$106 million for Germany; investments, which is exactly what the EU According to the EU Taxonomy, economic tries (US$172 million in 2021). For purposes of US$173 million and US$173 million for Spain; ETS is designed to deliver. For these reasons, activity is deemed environmentally sustainable this paragraph, our operations in Europe are US$114 million and US$108 million for Poland. during March 2021, Cemex sold 12.3 million car- if it substantially contributes to one or more mainly comprised of Poland, France, Germany, The UKAs received in the U.K. were worth bon allowances through multiple transactions of the six environmental objectives, if it does Switzerland and the UK; our operations in the US$70 million and US$100 million in 2022 and equivalent to ~US$ 600 million, to contribute no significant harm (DSNH) to any of the other Americas are mainly comprised of Mexico, 2021, respectively. to further accelerating Cemex’s climate action five environmental objectives, if it complies with the U.S., Colombia, the Dominican Republic, strategy and for other general corporate minimum safeguards and if it complies with Jamaica, and Nicaragua. As of December 31, 2022, Cemex has already purposes. technical screening criteria (TSC). All four indi-achieved a 41.1% reduction in CO2 emissions vs. cated prerequisites shall be fulfilled cumulatively. In addition, for the years-ended December its 1990 baseline across all of Cemex’s cement EU Taxonomy 31, 2022 and 2021, we had an aggregate tax plants in Europe. Cemex is the first company At Cemex, sustainability is one of our five Although Cemex is currently not required to profit of US$424 million and US$364 million, in its sector to set industry-leading climate strategic priorities and is present in every report under EU Taxonomy, Cemex entered into respectively, from our operations in Mexico, the targets for its operations in Europe which align aspect of our business. Our purpose is to build an agreement with a third-party advisor to work Dominican Republic, Israel, the Czech Republic, directly with the E.U.’s aspiration of 55% CO2 a better future based on creating sustainable on providing the required disclosures, ensuring Colombia, Nicaragua, Guatemala, Jamaica, reduction by 2030. Cemex has also committed value by providing industry-leading products that our stakeholders are fully informed about Switzerland, Poland, the UK, and Germany. to become a net-zero CO2 company by 2050. and solutions to satisfy the construction needs the environmentally sustainable development of CO2 reduction goals, innovative technologies of our customers around the world. our operations. This collaboration is still ongoing For purposes of this paragraph, our operations and considerable capital investments have to as of today. in Europe are mainly comprised of Croatia, the be deployed. Since EU ETS began in 2005, over On July 12th, 2021, the EU Taxonomy regulation Czech Republic, Germany, Spain, Poland, and the US$410 million of investments in Europe are came into force. The EU Taxonomy is a classi- The analysis of taxonomy-eligibility is being U.K. During 2022, we received total European either already executed or planned in the next fication system establishing a list of environ- conducted for the core activity of the compa-Union Allowances (EUAs) of 5,665,693 (5,561,262 years to support our CO2 reduction objectives. mentally sustainable economic activities that ny’s economic performance, “Manufacturing in 2021) and UK Allowances (UKAs) of 845,036 Additional investments are still required to aims to reorient capital flows using a common of Cement”. but the company plans to study (1,014,137 in 2021). meet Cemex’s 55% CO2 reduction target by language for different stakeholders. other eligible activities. Other Cemex activities, 2030 in Europe. These investments include, but like aggregates and ready-mixed concrete and The EUAs allocated by country during 2022 are not limited to, the general process switch Within the taxonomy, six environmental objec- other business activities are not taxonomy-eland 2021, respectively, were 798,487 and from fossil fuels to lower carbon alternatives, tives are identified: igible within the scope of the climate change 798,487 for Croatia; 510,994 and 510,994 for becoming more efficient in the use of energy, mitigation and climate change adaptation the Czech Republic; 1,162,530 and 1,162,530 for sourcing alternative raw materials that con- Climate change mitigation objectives. Germany; 1,929,945 and 1,896,138 for Spain; tribute to reducing overall emissions or clinker Climate change adaptation CEMEX 2022 INTEGRATED REPORT 87

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G Taxonomy-Eligibility Disclosures and Results Turnover, CapEx and OpEx associated with Taxonomy-Eligibility Final Calculations for the Taxonomy-Alignment, Preliminary Estimate The disclosures were prepared on a consoli- cement manufacturing activity data was gath- Full Year 2022 At Cemex, we remain committed and will dated level for the entire Group. The Cemex ered by site to estimate the percentage of Indicators were estimated for Climate Change continue working on preparing and making Group’s activities conducted outside the eligibility from the total. Mitigation and Climate Change Adaptation, public the required information to implement European Union were assessed in the same which are the published objectives as of today. and report our EU Taxonomy alignment. The way as all activities conducted within the Different sets of data were used for estimating strictness of the criteria in the EU Taxonomy European Union. the contribution to these two environmen- will imply that the alignment of our activities tal objectives. The European Commission’s will happen gradually, and the starting baseline The following formula was used, focusing only on “Cement manufacturing” activity as eligible: advisory body, the Platform on Sustainable will reflect that some operations in regions Finance, published a report including draft outside of Europe will face challenges in the TURNOVER CAPEX OPEX criteria for the four remaining objectives, how- transition due to the lack of strong regulatory ever, the European Commission has not yet frameworks. The sum of turnover The sum of CapEx The sum of OpEx published its own draft of this act. Associated with Eligible Activities Associated with Eligible Activities Associated with Eligible Activities A preliminary calculation indicates that as of Data related to cement manufacturing was December 2022, our operations in Europe have considered for Climate Change Mitigation and an alignment to the EU Taxonomy of more Total Turnover (all businesses) Total CapEx (all businesses) Total OpEx (all businesses) data associated with adaptation measures to than 13% of our total revenues and close to 5% reduce exposure to climate risk for Climate of our consolidated global operations (including Change Adaptation. Additionally, eligibility Europe). Turnover: Data in the numerator includes domestic sales of clinker and cement, exports of clinker and cement and discounted excludes the white cement and clinker as no intercompany revenues from cement as requested per EU Taxonomy regulation. The turnover data in the denominator includes revenue from all activities performed by Cemex. thresholds were provided to assess the level Further analysis is required to arrive to a ?nal CapEx: Data in the numerator includes all CapEx associated with cement production only, while the data in the denominator is the of taxonomy-alignment, as well as the grinding calculation, as well as to estimate our align- total CapEx from Cemex. facilities producing cement with external clin- ment in terms of operating expenditures and OpEx: Data in the numerator includes OpEx associated with cement only, including administrative expenses, selling expenses, ker and cement trading activities capital expenditures. distribution and logistics expenses before depreciation, while the data in the denominator is the total Cemex’s OpEx (including all activities performed). EU TAXONOMY SCOPE ACTIVITIES (percentage) ● Eligible ● Non-eligible TOTAL OF US$ 15,577 M TOTAL OF US$ 1,363 M TOTAL OF US$ 3,070 M 44 TURNOVER 56 41 OPEX 59 44 CAPEX 56 Note: Eligible activities are those related to cement manufacturing CEMEX 2022 INTEGRATED REPORT 88

GOVERNANCE Corporate oversight through evolving corporate governance practices is also one of our priorities. CEMEX 2022 INTEGRATED REPORT 89

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GOVERNANCE CEMEX’S GOVERNANCE SYSTEM Dictate and/or inspire content of Best practices and Resolutions of our Laws and regulations and principles re?ected in company guidelines shareholders meetings mandates, guidelines, policies, and Global and local trends, procedures. Stakeholder demands Society’s values and ideals risks, and circumstances Provide input, cooperation and Issue, implement and oversee compliance with company mandates, guidelines, feedback by means of com- policies, and procedures to ful?l corporate strategy and address laws and regu-We aim to achieve superior At Cemex, we know that to succeed, we ments, suggestions, reports, lations, best practices and guidelines, stakeholder demands, society’s values and must not only do the right things but also grievances and complaints. ideals and global and local trends, risks and circumstances. performance re?ected in strong do them the right way. This is why, in 2014, BOARD OF DIRECTORS and sustained economic growth, we embarked on a transformation aimed at satisfying our stakeholders’ growing demands Employees Audit Committee with a high degree of integrity, in governance-related matters. Such demands Corporate Practices and Finance Committee adopting high ethical standards have led us to build an ever-evolving gover- Sustainability, Climate Action, Social Impact, and Diversity Committee* nance system designed to appropriately and Business Partners and best practices in corporate efficiently control and operate our company with the intention of ful?lling our corpo- ETHOS Group and Global Ethics Society Executive Committee governance that go beyond rate strategy and living up to our values and & Compliance Committee simple adherence to laws and aspirations. Compliance Organization Local ETHOS Committees regulations. We strive to abide by the laws and regulations of every jurisdiction in which we operate. Nonetheless, we recognize that our adherence Ful?ll corporate strategy, address laws and regulations, best practices and guidelines, stakeholder to the law is not enough. Thus, our culture demands, society’s values and ideals and global and local trends, risks and circumstances. and management style aims to be open and BYLAWS transparent. Through our regular meetings, reports, guidance, conference calls, and personal interactions, we vigorously work to keep Code of Ethics and Business Policies and Procedures our investors informed of our activities and Conduct Global Anti-Corruption Policy, Global Anti-Money prepare our disclosures intending to meet high Laundering Policy, Global Insider Trading Policy, ethical standards. Global Con?ict of Interest Policy, Human Rights Policy and other policies. ETHOS mechanism Code of Conduct When Doing Business With Us Enterprise Risk Management Framework *formerly named the Sustainability Committee Human Rights-Oriented Due Diligence CEMEX 2022 INTEGRATED REPORT 90

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Beyond compliance, our commitment—to ourselves, our investors, and all of our stakeholders—is to manage Cemex with integrity. The company has embarked on a corporate If the proposed enhancements on corporate CORPORATE GOVERNANCE IN NUMBERS governance evolution and will continue to governance are accepted, as of March 23, execute it, which includes plans to continue to 2023, we would have the following data: As of December 31, 2022 align its board composition, executive compensation, corporate disclosure, and other corpo- Board of directors: 13 members rate governance practices, with international Average tenure: 13.6 years Board Con?guration Board of Executive best practices. Directors Committee Nationalities represented: 4 (percentage) Subject to approval, additional enhancements Female board members: 2 will occur in 2023: increased percentage of MEMBERS independent members, increased diversity Executive Committee: 11 members 25 12 11 at board and board committees, issuance of a new Work Diversity and Inclusion Policy, Average seniority (years in the company): 14 27 single-slate voting for Board and Committee 27.5 years 75 BOARD MEMBERS AVERAGE YEARS members, and increased transparency. If Nationalities represented: 3 proposed enhancements on corporate gov- Female executive committee members: 1 TENURE SENIORITY ernance are approved at our Annual General Shareholders Meeting, as of March 23, 2023, we will increase our number of independent NATIONALITIES directors to 10, and the number of our female • Non-independent REPRESENTED 4 3 directors will increase to two. • Independent WOMEN 1 1 CEMEX 2022 INTEGRATED REPORT 91

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G OUR BOARD OF DIRECTORS Within our governance system, our Board of Board level. We have separated the roles of to be held on March 23, 2023, we will increase The appointment of a new female and Directors is primarily responsible for ideating Chairman and CEO and created the Board our number of independent directors to 10 out independent director. corporate strategy, supervising the company’s of Directors’ Sustainability, Climate Action, of 13 Board members. In addition, one member overall operation, and engaging with Cemex’s Social Impact, and Diversity Committee (for- of our Board of Directors’ Audit Committee The election on an individual (rather than stakeholders, including our shareholders. The merly named the Sustainability Committee), meets the requirements of a “financial expert” “group slate”) basis of our Board Committee Board of Directors is also responsible for whose responsibilities have been broadened as de?ned by SOX. candidates. identifying those laws and regulations, best to include social impact, diversity, and diver-Also, the Board of Directors’ evaluation pro-practices and guidelines, stakeholder demands, sity inclusion matters. We also changed the Our Board of Directors met five times during cess has been enhanced and formalized to society’s values and ideals, and global and local election for our Board and Board Committee the year to report on a wide range of relevant include both self-evaluations and peer evalua-trends, risks, and circumstances the com- members from a group slate to an individual issues, including progress on our corporate tions. Furthermore, we expect that additional pany must address. Additionally, our Board of basis and increased diversity on the Board by strategy, the state of our governance system, initiatives, including with respect to Director Directors is in charge of guiding the company increasing the representation of independent, sustainability-related concerns, and financial selection criteria, overboarding, tenure, and through the process of issuing, implementing, female, and international directors. Subject to strategy, with an average board meeting atten-the appointment of officers for specific func-and overseeing compliance with corresponding approval at our Annual General Shareholders dance of 100%. Cemex’s Board of Directors is tions, will be implemented over the next few company mandates, guidelines, policies, and Meeting held on March 23, 2023, proposed to compensated in a fixed manner based on par-years. Furthermore, in the next few years we procedures. Some of its specific functions also increase diversity at a Board of Directors and ticipation in board meetings. The compensa-expect to implement formal requirements on include reporting to the shareholders about Board Committees level. Additionally, out of the tion of the board of directors is approved each electing members of our Board of Directors, the general state of the company, supervising ten members of the Board of Directors back in year at Cemex’s Annual General Shareholders selection of independent directors, overboard-the performance of our CEO, monitoring the 2014, only four remain, having appointed nine Meeting. In 2022, the amount approved by our ing, tenure guidelines, expertise prerequisites, main risks to which the company is exposed, new Directors since then, with eight still on the shareholders was US$24,600 per each board and the way the Board of Directors is evalu-and approving certain information and com- Board of Directors as of year-end 2022. meeting attended and US$6,000 per each ated, among other changes. munication policies. committee meeting attended, and the actual Our Board of Directors is chaired by Rogelio amount paid for attendance to these meetings To do this effectively, we strive for our Board Zambrano and is composed of highly qualified was approximately US$1.7 million*. * Based on an exchange rate of $20.24 Mexican pesos of Directors to abide by best practices and directors appointed by our shareholders. As of to US$1.00. maintain an optimal structure. As part of these December 31, 2022, 9 of our 12 Board mem- The following additional corporate governance efforts, since 2014 and in different years, we bers qualify as independent directors accord- enhancements were proposed at our Annual have made and continue to make important ing to criteria speci?ed in Mexican law. Also, if General Shareholders Meeting scheduled for corporate governance enhancements at a the corresponding proposals are approved at March 23, 2023: our Annual Shareholders Meetings scheduled CEMEX 2022 INTEGRATED REPORT 92

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Our Board Members Rogelio Zambrano Lozano (66) Fernando A. González Olivieri (68) Experience: His ample knowledge of the real Experience: He worked at Cydsa, S.A.B. de C.V. (a estate and construction industries in Mexico and Mexican listed corporation) and Conek, S.A. de C.V. the United States provides the Board of Directors (a non-public corporation). From 1985 to 2010, he Role within Cemex’s Board of Directors: Chairman. Tenure on Cemex’s Board of Directors: Since 2015. with an insightful view of major trends shaping held several positions at Cemex, including Director Tenure on Cemex’s Board of Directors: Member Tenure on Cemex’s Sustainability Committee: the sector globally, particularly in key areas such of Operations and Strategic Planning, Corporate since 1987, and Chairman since 2014. Since 2022. as logistics and supply-chain development, thus Services, and Business Development, as well as Board Membership at Listed Entities: Board Membership at Listed Entities: Mr. González helping Cemex to anticipate the evolving needs of Executive Vice President of Development, Technology, Mr. Zambrano Lozano is an alternate member of Olivieri is a member of the Board of Directors of its customers in the aforementioned markets. Energy and Sustainability. He was also Vice President the Board of Directors of Banco Santander México, GCC, S.A.B. de C.V. (formerly Grupo Cementos de of the Mexican Employers’ Association (COPARMEX), Education: He holds a B.A. degree in Marketing S.A. (a Mexican ?nancial institution listed in Mexico Chihuahua, S.A.B. de C.V.), and of Axtel, S.A.B. de Chairman of the Private Sector Center for Sustainable from the Instituto Tecnológico y de Estudios and in the New York Stock Exchange), which is C.V. (both Mexican corporations listed in Mexico). Development Studies (CESPEDES), and a mem-Superiores de Monterrey. expected to be delisted of both exchanges in 2023. Experience and Education: See Executive ber of the Board of Directors of the World He is a member of the Environmental Center (a non-pro?t organization). Other Current Roles: Committee information on page 100 of this report. Armando J. García Segovia (70) He brings to the Board of Directors a broad knowl-Regional Council of Banco de México (Mexico’s central bank), a member of the Mexican Business edge of the technical and production aspects of Marcelo Zambrano Lozano (67) Tenure on Cemex’s Board of Directors: Since 1983. the global building-materials industry, along with a Council (Consejo Mexicano de Negocios) and he is also a member of the Board of Trustees of the Tenure on Cemex’s Sustainability Committee: deep commitment to sustainability, climate action Instituto Tecnológico y de Estudios Superiores de Tenure on Cemex’s Board of Directors: Since 2017. Since 2014, and President since 2014. and nature conservancy, that provides valuable Monterrey, as well as a visiting professor at this leadership to Cemex’s sustainability and climate Tenure on Cemex’s Sustainability Committee: Board Membership at Listed Entities: He is a action strategy, a core component to the compa-same University. Since 2017. member of the Board of Directors of Hoteles City ny’s long-term value creation objective. Experience: He was President of Cemex’s Finance Board Membership at Listed Entities: He is a Express, S.A.B. de C.V., and an independent member Committee from 2009 until March 2015. of the Board of Directors of GCC, S.A.B. de C.V. (for- Education: He holds a B.S. degree in Mechanical member of the Technical Committee of one of Engineering and Administration from the Instituto Go Proyectos, S.A. de C.V.’s development trusts, merly Grupo Cementos de Chihuahua, S.A.B. de C.V.), Mr. Zambrano Lozano has been involved in the Tecnológico y de Estudios Superiores de Monterrey, known by its ticker symbol as CARZACK 18, which both of which are listed corporations in Mexico. construction and building materials industries for and an M.B.A. from the University of Texas. over 40 years, as well as in various entrepreneur- is listed in Mexico. He is a member of the Technical Other Current Roles: He is a member of the Board ship matters in Mexico and the United States, Committee of Fibra Inn, a Real Estate Investment of Directors of Innovación y Conveniencia, S.A. de after founding and serving as Chief Executive Trust listed in Mexico. C.V. (a Mexican non-public corporation) and of the Rodolfo García Muriel (77) Officer of Carza, S.A.P.I. de C.V., a leading real estate Other Current Roles: He is a founding partner Board of Directors of Universidad de Monterrey, development company. With his vast experience and Executive Chairman of the Board of Directors A.C. (UDEM). He serves as Vice President of the Tenure on Cemex’s Board of Directors: Since 1985. and proven leadership, since his appointment as of Carza, S.A.P.I. de C.V., a recognized real estate Patronato del Museo de la Fauna y Ciencias Tenure on Cemex’s Corporate Practices and Chairman, Mr. Zambrano Lozano has been respon- development non-public corporation in the resi- Naturales, A.B.P. and he is a member of the Finance Committee: Since 2015. sible for guiding the company’s global business dential, commercial and industrial sectors. He is a Consejo de Participación Ciudadana de Parques y strategy, particularly focusing on strengthening member of the Board of Directors of Grupo Vigia, Vida Silvestre de Nuevo León, two not-for-profit Tenure on Cemex’s Audit Committee: Since 2016. best corporate governance practices, based on a S.A. de C.V. (a Mexican non-public corporation entities with a sustainability agenda. Mr. García Board Membership at Listed Entities: N/A. commitment to create lasting value for all Cemex’s dedicated to distribution of gas, fuel, and other oil Segovia is the founder and Chairman of the Board Other Current Roles: He is the Chief Executive stakeholders. derivatives). He is also a member of the General of Directors of Comenzar de Nuevo, A.C., a non- Officer of Compañía Industrial de Parras, S.A. de Board of Universidad de Monterrey, A.C., a Mexican pro?t organization focused on the treatment, edu-Education: He holds a B.S. degree in Industrial and C.V., Chairman of the Board of Directors of Grupo academic institution (UDEM), and of the General cation, prevention, and research of eating behavior Systems Engineering from the Instituto Tecnológico Romacarel, S.A.P.I de C.V., (both are non-public Board of Teléfonos de México, S.A.B. de C.V. (a disorders and related diseases. Mr. García Segovia y de Estudios Superiores de Monterrey, and an corporations) and a member of the Regional Board Mexican non-public corporation). also serves as honorary consul in Monterrey of the Biographies as of M.B.A. from the Wharton Business School of the of Directors of Grupo Financiero Citibanamex (a Kingdom of Denmark. December 31, 2022 University of Pennsylvania. non-public corporation). He is a member of the Board of Directors of Grupo Vigia, S.A. de C.V. (a Mexican non-public corporation dedicated to distribution of gas, fuel, and other oil derivatives), and of GreenPaper (Productora de Papel, S.A. de C.V.) (a Mexican non-public corporation dedicated to the fabrication and distribution of paper). CEMEX 2022 INTEGRATED REPORT 93

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Experience: He was a member of Cemex’s Finance Experience: Previously, he held positions at Grupo Experience: Mr. Garza Sada’s decades of experi- Mr. Martínez Guzmán brings a renowned world-Committee from 2009 until March 2015. Financiero BBVA Bancomer, including Deputy ence at the highest corporate level in top-ranked wide expertise in the financial sector and global President of Strategic Planning, President of companies provides the Board of Directors with markets to the Board of Directors, providing Mr. García Muriel is a Mexican business leader with Systems and Operations, Chief Financial Officer, a unique insight on the global economic land- significant guidance on Cemex’s proactive financial decades of experience and an outstanding record and Chief Executive Officer. scape, and a hands-on experience to best align the management for deleveraging and achieving an as founder, director and president of major compa-company’s business strategy with its day-to-day investment grade credit rating, as well as the com-nies in the manufacturing, construction, transport With a 40-year business career and in-depth operations. pany’s sustainable growth strategy. and communications industries. His vast business knowledge of specialized areas like payment sys-experience brings to the Board of Directors useful tems and complex financial services worldwide, Mr. Education: Mr. Garza Sada holds a B.S. degree in Education: He holds a B.S. degree in Mechanical knowledge in critical areas such as logistics and Fernández Carbajal brings to the Board of Directors Industrial Engineering from the Massachusetts and Electrical Engineering from the Universidad manufacturing as well as macroeconomic and relevant insights in strategic planning and risk man- Institute of Technology and an M.B.A. from Nacional Autónoma de México (UNAM), a B.A. market trends. agement, as well as in essential business func- Stanford University. degree in Philosophy from the Universitas tions, including ?nancial reporting and competitive Gregoriana in Rome, Italy, and an M.B.A. from Education: He holds a B.S. degree in Electric compensation mechanisms, which are central to Harvard Business School. Mechanical Engineering from the Universidad David Martínez Guzmán (65) attracting and retaining talent. Iberoamericana and completed specialized programs in Business Administration at both Harvard Education: He holds a B.S. degree in Electric Everardo Elizondo Almaguer (79) Tenure on Cemex’s Board of Directors: Since 2015. University, and the Anderson School of the Mechanical Engineering from the Instituto University of California in Los Angeles (UCLA). Tecnológico y de Estudios Superiores de Monterrey, Board Membership at Listed Entities:He serves Tenure on Cemex’s Board of Directors: Since 2016. and an M.B.A. from the Harvard Business School. on the Board of Directors of Alfa, S.A.B. de C.V. and Francisco Javier Fernández Carbajal (67) of Vitro, S.A.B. de C.V., both of which are listed cor- Tenure on Cemex’s Audit Committee: Armando Garza Sada (65) porations in Mexico, and of Sabadell Bank, a listed Member since 2018, and President since 2019. corporation in Spain. Board Membership at Listed Entities: He is a Tenure on Cemex’s Board of Directors: Since 2012. Other Current Roles: He is the founder and member of the Board of Directors of Grupo Tenure on Cemex’s Board of Directors: Since 2015. Tenure on Cemex’s Audit Committee: Since 2015. Principal of Fintech Advisory Inc., as well as Financiero Banorte, S.A.B. de C.V., of Compañía Tenure on Cemex’s Corporate Practices and Managing Director of its London subsidiary, Minera Autlán, S.A.B. de C.V., and of Gruma, S.A.B. Tenure on Cemex’s Sustainability Committee: Finance Committee: Since 2015. Fintech Advisory, Ltd., and member of the Board of de C.V., all of which are listed corporations in Since 2016. Directors of ICA Tenedora, S.A. de C.V. Mexico. Board Membership at Listed Entities:Mr. Garza Tenure on Cemex’s Corporate Practices and Sada is the Chairman of the Board of Directors of Experience: In 1984, Mr. Martínez Guzmán joined Other Current Roles: Mr. Elizondo Almaguer is a Finance Committee: Member since 2015, and Alfa, S.A.B. de C.V., a listed corporation in Mexico the Latin America Sovereign Restructuring unit professor of Macroeconomics at EGADE Business President since 2019. Board Membership at Listed Entities: He is a with operations in 23 countries, and a business of Citibank, N.A. in New York, where he helped School of the Instituto Tecnológico y de Estudios member of the Board of Directors of Alfa, S.A.B. portfolio that includes petrochemicals, refrigerated coordinate the restructuring of Argentina’s sover- Superiores de Monterrey, and at the School of de C.V., a listed corporation in Mexico and of two food, telecommunications, IT and energy. He is also eign debt. In 1987, he formed Fintech in New York, Economics of the Universidad Autónoma de Nuevo public corporations listed on the New York Stock Chairman of the Board of Directors of Alpek, S.A.B. which since then has participated in most of the León (UANL). He is also a member of the board Exchange: Fomento Económico Mexicano, S.A.B. de de C.V., and of Nemak, S.A.B. de C.V., a member sovereign debt restructurings around the world, of directors of Afore XXI-Banorte, S.A., and of C.V. (also a listed corporation in Mexico), and VISA, of the Board of Directors of Axtel, S.A.B. de C.V., El starting with the Brady Plan in the 1980s. Over Rassini, S.A.B. de C.V. (these two are non-public Inc. Puerto de Liverpool, S.A.B. de C.V., Grupo Lamosa, the past three decades, Mr. Martínez Guzmán corporations). S.A.B. de C.V., all of which are listed corporations in has consistently pursued high-value investments Experience: Mr. Elizondo Almaguer quali?es as Other Current Roles: Mr. Fernández Carbajal is the Mexico. through numerous corporate restructurings across a “financial expert” for purposes related to the Chief Executive Officer of Servicios Administrativos various industries in Latin America, and over Other Current Roles: He is an alternate member of Sarbanes-Oxley Act. Contry, S.A. de C.V. (a non-public corporation). the last decade he has also conducted strategic the Board of Directors of Grupo Financiero BBVA investments in the Eurozone, participating in the México, S.A. de C.V. (a non-public corporation). He recapitalization processes of systemically important is also a member of the Board of Trustees of the banks in Greece, Spain and Italy. Instituto Tecnológico y de Estudios Superiores de Monterrey Mr. Martínez Guzmán is the Principal of Fintech Advisory Inc., which he founded in 1987. From 1984 to 1986, Mr. Martínez worked as Vice-President, Latin America Sovereign Restructuring unit of Citibank, N.A. in New York, where he helped coordinate the 1984 Argentina Financing Plan. Since founding Fintech, Mr. Martínez Guzmán has participated, at times as the largest creditor, in most of the sovereign debt restructurings around the world, historically approaching sovereign restructurings with a collaborative approach to governments. Mr. Martínez Guzman also has a strong track record of successful involvement in corporate restructurings and debt exchanges, most often working with the companies to ensure long-term viability and business continuity as a value-recovering proposition. More recently, Mr. Martínez Guzman has allocated a significant portion of Fintech’s position to private equity investments, successfully investing across multiple jurisdictions in Latin America, Asia, and Europe, and across a wide range of sectors, including telecom and media, utilities, industrials, infrastructure, construction, oil and gas, and financial institutions. CEMEX 2022 INTEGRATED REPORT 94

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G He served as deputy governor of the Banco de Experience: He joined Cemex in 1987 as General Experience: Previously, he served as Chairman of the Board of Directors of the Spanish multinational México (Mexico’s central bank) from 1998 to 2008. Legal Director, and subsequently served in various the Board of Directors and Chief Executive Officer state-owned entity Canal de Isabel II, which man-Before that, he was the director for Economic positions, including Executive Vice President of of Santander USA (formerly Sovereign Bank), ages the water supply infrastructure of Madrid, Studies at Alfa, S.A.B. de C.V. (a listed company), Legal and Advisor to the Chairman of the Board Banco Santander Brasil, and Banco Santander Spain and has operations in South America. She and at Grupo Financiero BBVA Bancomer, S.A. of Directors and the Chief Executive Officer until Colombia, and as CEO of Citibank Mexico, and is also a member of the Board of Directors of de C.V. (a listed financial institution). He founded December 2017. Previously, he served as General Citibank Colombia. Since retiring, he has focused Making Science, a company listed in BME Growth. and was the director of the Graduate School of Director of the regional bank division of Banpaís, on health-related philanthropic work, leading the Experience: Mrs. Aguilera Navarro was President Economics of the UANL. where he was responsible for the operation of transformation of the Global Fund to Fight AIDS, of General Electric Spain and Portugal from 2008 the bank’s 121 branches, and, until February 2012, Tuberculosis and Malaria, which raised $13 billion With a distinguished professional career as a to 2009, General Manager of Google Inc. (now he was the Secretary of the Board of Directors of from 2017 to 2020. ?nancial analyst, exemplary public official and Alphabet) Spain and Portugal from 2006 to 2008, Enseñanza e Investigación Superior, A.C., a non-academic scholar, Mr. Elizondo Almaguer brings to From October 2012 to April 2018, he was a mem- Operations Director of NH Hotel Group SA from pro?t managed by the Instituto Tecnológico y de the Board of Directors extensive knowledge of the ber of the Board of Directors, and president of May 2002 to June 2005, and General Director Estudios Superiores de Monterrey. financial system and the international macroeco- the Audit Committee of Cemex Latam Holdings, of Dell Computer Corporation for Spain, Italy nomic environment, providing insights to ensure He served as Secretary of Cemex’s Board of S.A., a company listed on the Colombian Securities and Portugal from March 1997 to May 2002. She the Company’s full observance of best corporate Directors from 1995 to March 30, 2017. Exchange. has also served as an adviser to various Spanish practices, and identify new business opportunities. non-profit organizations, including the Companies With over 50 years of professional experience With an outstanding 35-year career in South Institute (Instituto de Empresa), and the Education: Mr. Elizondo Almaguer holds a B.A. in different countries where Cemex has opera- America, Mexico and the United States, Mr. Association for Management Progress (Asociación degree in Economics from the Universidad tions, Mr. Villarreal Morales provides the Board of Jaramillo Sanint not only brings to Cemex’s Board para el Progreso de la Gestión). She was a mem-Autónoma de Nuevo León, a Master’s in Economics Directors with key guidance around regulatory of Directors extensive experience in complex finan-ber of the Advisory Board of Farmaindustria, Ikor, from the University of Wisconsin-Madison, a cer- and legal matters, as well as international financial cial matters, but also in sustainability, health and and Pelayo Mutua de Seguros, and a business tificate from Harvard University’s International Tax transactions, helping to ensure strict observance of safety, as well as corporate social responsibility, a entrepreneur from 2009 to 2012 at Twindocs Program and a Honoris Causa Doctorate from the all applicable laws. pillar of Cemex’s global strategy to achieve sustain-International. Previously, she was a board member Universidad Autónoma de Nuevo León. able growth and create lasting value. Education: He holds a B.A. degree in Law from of Banca Farmafactoring S.p.A. and Hightech the Universidad Autónoma de Nuevo León, and Education: Mr. Jaramillo Sanint holds a B.A. degree Payment System SA. Ramiro Gerardo Villarreal Morales (75) a Master’s in Finance from the University of in Marketing and an M.B.A. from California State With her experience in multinational corporations Wisconsin-Madison. University. In 2015, Mr. Jaramillo Sanint received in Europe, Mrs. Aguilera Navarro brings to the honorary degrees from the Universidad Autónoma Tenure on Cemex’s Board of Directors: Since 2017. Board of Directors guidance on the overall global de Manizales in Colombia and Northeastern Board Membership at Listed Entities: He is a Gabriel Jaramillo Sanint (73) business landscape and an informed view on inno-University. member of the Board of Directors of Andean vation, entrepreneurship, technological and digita-Precious Metals, which is a company listed in the Tenure on Cemex’s Board of Directors: Since 2018. lization issues, from customer-centric platforms to Toronto Stock Exchange, and of two public cor- Isabel María Aguilera Navarro (62) organizational processes and essential corporate Board Membership at Listed Entities:He is a mem- functions, a key element of the Company’s digital porations listed on the Mexican Stock Exchange: ber of the Board of Directors of Minerva Foods, a strategy. In addition, she brings important insights GCC, S.A.B. de C.V. (formerly Grupo Cementos Tenure on Cemex’s Board of Directors: Since 2019. listed corporation in Brazil. in urban planning and a critical customer in?u-de Chihuahua, S.A.B. de C.V.) and Vinte Viviendas Board Membership at Listed Entities:She is a encer, architects. Integrales, S.A.B. de C.V. Other Current Roles: Mr. Jaramillo Sanint is the member of the Board of Directors of Oryzon founder and director of a sustainable economic Education: Mrs. Aguilera Navarro holds a B.A. Other Current Roles: Mr. Villarreal Morales is a Genomics, S.A., Lar España Real Estate SOCIMI, development program in the Orinoco Basin in degree in Architecture and Urban Planning from member of the Board of Directors of Consultivo de S.A., and Clínica Baviera, all of which are listed cor-Colombia. He is also a member of the Board of the Escuela Técnica Superior de Arquitectura de Arendal (a non-public corporation in the construc- porations in Spain. Directors of Centro Hospitalario Tatama (Colombia) Sevilla (ETSA), an M.B.A. from the IE Business tion industry). (a non-pro?t organization), Medicines For Malaria Other Current Roles: She is an independent con- School, and has a Specialization Diploma in the Ventures (a non-pro?t organization) based in sultant and an associate professor at the ESADE Metaverse from The Valley Digital Business School Geneva, Switzerland and the Colombian branch of Business School in Barcelona. She is a member of in Madrid. BTG Pactual Bank. CEMEX 2022 INTEGRATED REPORT 95

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G SECRETARY ALTERNATE SECRETARY (Not a member of the Board of Directors) (Not a member of the Board of Directors) Roger Saldaña Madero (54) René Delgadillo Galván (62) Experience at Cemex and Other Relevant Tenure as Corporate, Securities Transactions in Experience: Joined Cemex in 2000 and served as Mexico and Corporate Control Legal Director: Legal Counsel of Cemex and, from 2001 to 2011, Since 1985. as General Counsel of NEORIS, a Cemex subsidi- Experience at Cemex and Other Relevant ary specialized in providing information technology Experience: Mr. Delgadillo Galván joined CEMEX services. From 2005 and until 2017, Mr. Saldańa in 1989 and serves as Corporate, Securities was Senior Corporate Counsel of Cemex, and was Transactions in Mexico and Corporate Control Legal responsible for, among other matters, corporate Director of CEMEX. On March 30, 2017, Mr. Delgadillo finance legal affairs and, since June 1, 2017, has was appointed Alternate Secretary of the Board of served as Cemex’s Senior Vice President of Legal. Directors of CEMEX. On March 30, 2017, Mr. Saldańa was appointed Since 1989 he has been Professor of Law at the Secretary of the Board of Directors of Cemex, Instituto Tecnológico y de Estudios Superiores de S.A.B. de C.V. and the committees to such Board Monterrey. Prior to joining CEMEX, Mr. Delgadillo of Directors. Prior to joining Cemex, he served as served from 1981 to 1989 at the corporate offices of Legal Counsel in CYDSA, S.A.B. de C.V. from 1995 what is now Xignux. Mr. Delgadillo is Secretary of the until 2000 in the city of Monterrey, Nuevo León, Board of Directors of Servicios de Agua y Drenaje Mexico, was a foreign associate in the law firm de Monterrey, Institución Pública Descentralizada Fried, Frank, Harris, Shriver & Jacobson, in New and, since March 2022, is the Legal Vice President York, N.Y., USA from 1994 until 1995 and previously of the Mexican Stock Exchange Issuers Committee was Chief of the Double Taxation Department (Bolsa Mexicana de Valores, S.A.B. de C.V.). He was in Mexico’s Ministry of Finance and Public Credit Secretary of the Board of Directors of ABC Capital, (Secretaría de Hacienda y Crédito Público) in S.A., Institución de Banca Múltiple from 2011 to 2021, Mexico City, Mexico. and was a member of the Board of Directors of the Education: Mr. Saldaña is a graduate of the Universidad Regiomontana from 2006 to 2012. Universidad de Monterrey, A.C. (UDEM) with a Education: He holds a Law Degree from the degree in Law, holds a Master’s degree in Law Universidad de Monterrey. He studied postgraduate (LLM) from Harvard University and a diploma from studies at the Universidad Panamericana in Mexico Harvard University’s International Tax Program. City in the specialties in Economic and Corporate Law, Law of the Mexican Financial System (Honorable Mention) and International Finance Law (Honorable Mention), as well as the Business Administration Program D-1 at the Instituto Panamericano de Alta Dirección de Empresa (IPADE), and the addition to the Training Program for Management Advisors of the Center for Best Practices and Corporate Governance of the Escuela de Graduados en Administración y Dirección de Empresas (EGADE). CEMEX 2022 INTEGRATED REPORT 96

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Board of Directors Skills Matrix BOARD OF DIRECTORS SKILLS MATRIX This table displays information about the skills and experience that our Board of Directors’ members bring to Cemex. Each year, Cemex, assisted Skills by external advisors, prepares a questionnaire that all Board members must complete regard- Management Cybersecurity, ing their biographies, skills, and expertise. Once Materials Experience and Matters the questionnaires are completed, Cemex’s Legal Change, area reviews and con?rms the information using Matters publicly available information. The biographies, Communications Management Development 2 Auditing Marketing Building Technology, Acquisitions Directors skills, and expertise information is then sent to the Member Governance Compliance / Labor President and Secretary of the Board of Directors and the company’s CEO before the information is and Risk Resources disclosed. and Administration and Legal Accounting and Strategy Strategies Regulatory How our Board’s Skill Sets Help Mitigate Risks 1 Branding Business Corporate Corporate Diversity Our Board of Directors is comprised of members Gender Citizenship Type of Board Construction and Data Privacy Economics and Finance Energy Entrepreneurship Environmental, Climate Sustainability Ethics and Global Affairs Health and Safety Human Human Rights Information and Telecommunications Investor Relations Logistics and Supply Chain Manufacturing Mergers and Other Board of Public Affairs Public Office / Public Servant Real Estate Research and Sales Social Impact and Work Supply System whose careers have provided the necessary experience and views to contribute towards the mitigation of the risk factors the company is subject to, Rogelio Zambrano Lozano M Mexican N ••• • • • •• • •• ••• • • including, among others, risks, uncertainties, and (Chairman of the Board of Directors) assumptions discussed in Cemex’s most recent Fernando Á. González Olivieri (CEO) M Mexican N ••••• • • • ••• • •••••• • •• annual report and detailed from time to time in Marcelo Zambrano Lozano M Mexican N ••••• • • • • ••• •••• • •• the Company’s other filings with the Securities and Exchange Commission, which factors are Armando J. García Segovia M Mexican I • ••• • •• • ••• • •• • •• incorporated herein by reference. These risk fac- Rodolfo García Muriel M Mexican I •• ••••• • •••• •••••• • •• • tors include, but are not limited to, the ownership of securities, our business and operations, our Francisco Javier Fernández Carbajal M Mexican I •••••• • • • •• • • • ••• • • indebtedness and other ?nancial obligations, and Armando Garza Sada M Mexican I • • •• • •••• regulatory and legal matters. Altogether, their M British skills encompass a robust set of skills that hone in David Martínez Guzmán I • • • • • • on specific risks associated with Cemex’s opera- Everardo Elizondo Almaguer M Mexican I • • • • ••• tions and within the cement industry, as well as a more holistic set of skills that serve to provide an Ramiro Gerardo Villarreal Morales M Mexican I •• • • • • • ••• • • international approach to general risks associated Gabriel Jaramillo Sanint M Brazilian I •• • • • • •••• •• ••• with our business operations on a global scale. For a complete breakdown of the risk factors Cemex Isabel María Aguilera Navarro F Spanish I •••••••• • • • • • • • •• is subject to, please refer to the Risk Factors section of our latest version of our Annual Report in 1 M = Male / F = Female Form 20-F. 2 N = Non-Independent / I = Independent Go to our Appendix on pages 219-268 for more on Board of Directors’ skill-set connectivity in managing risk factors. CEMEX 2022 INTEGRATED REPORT 97

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G BOARD COMMITTEES In performing its functions, our Audit Committee Board of Directors is aided by Everardo Elizondo Almaguer—President n Assessing the effects of any modi?cations n Review of goodwill and intangible assets at three committees with specialized to the accounting policies approved during Cemex and impairment analysis; Rodolfo García Muriel any ?scal year; areas of expertise. These Francisco Javier Fernández Carbajal n Review of main regulatory matters and Committees provide counseling n Supervising complaints raised by employ- legal proceedings, measures to enhance ees, third parties and other stakeholders to compliance with anti-corruption laws, and and advice and may handle Responsibilities: report ethical, corruption, and/or compli- compliance with applicable securities laws speci?c tasks on our Board of n Evaluating internal controls and procedures ance matters utilizing con?dential methods and regulations in the Mexico and in the and identifying de?ciencies; and other whistleblowing mechanisms; U.S.; Directors’ agenda. n Overseeing corrective and preventive mea- n Ensuring compliance by the Chief Executive n Review of internal audits and de?cien-sures and its adoption that resulted from Officer with the resolutions adopted by the cies around operative risks, and review of The members of our Audit Committee, our internal and external controls and audits; shareholders and Board of Directors; and 2022 plan to mitigate operative risks and Corporate Practices and Finances Committee, self-audits; and our Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly n Evaluating the performance of external n Analyzing the risks identi?ed by indepen-auditors and analyzing the reports, opin- dent auditors, accounting, internal control n Review of claims and reports presented named the Sustainability Committee) are ions and other information issued by such and process assessment areas. through Cemex’s reporting system and of appointed by our shareholders. For a full external auditors; disciplinary measures taken during 2022; description of the Board Committees responsibilities, please refer to our website at Key matters dealt with during 2022: n Reviewing ?nancial statements; n Review and audit or analysis of speci?c n Meetings and presentations with the exter-www.cemex.com. matters in several Cemex subsidiaries; nal auditor; n Informing the Board of Directors of the state of the company’s internal controls, n Review of ?nancial statements for year- n Review of cybersecurity and ESG related internal audit and accounting systems; ended December 31, 2021 and ?rst three information as it impacts risks and internal 6 quarters of 2022, of information presented controls; and n Supporting the Board of Directors in pro- in Cemex’s annual report for the year ducing different reports submitted to the ended 2021, and preparation and deliv- n Review of most relevant transactions and 100% shareholders; ery of the 2021 Audit report presented to matters during the 2022 calendar year. Cemex’s ordinary General Shareholders Meetings Attendance Meeting held in March 2022; CEMEX 2022 INTEGRATED REPORT 98

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Corporate Practices and Finance Committee Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly named the Sustainability Committee) Francisco Javier Fernández Carbajal—President Armando J. García Segovia—President Key matters dealt with during 2022: Key matters dealt with during 2022: The evaluation of full year 2021 ?nancial n Review Cemex’s 2022 Integrated Report n Rodolfo García Muriel Fernando A. González Olivieri structure, content and overall performance, results; presented in March 2022; Armando Garza Sada Review of the 2022 budget, the 2022 ?nan- Francisco Javier Fernández Carbajal n Marcelo Zambrano Lozano n Review of key sustainability performance cial plan to Cemex’s Board of Directors, Responsibilities: indicators (e.g. climate action, H&S, water and the annual and variable compensa-n Performing the role of a nomination and and biodiversity, circular economy, social tion of Cemex’s Chairman of the Board Responsibilities: compensation committee; impact), of benchmarking with industry of Directors and Cemex’s Chief Executive Overseeing sustainability, social impact, n peers, and of Cemex’s ESG rankings and Officer for the year 2022, as well as the and diversity policies, strategies, goals and n Reviewing related party transactions, any ratings; variable compensation of senior managers; programs; con?icts of interest, and unusual or material transactions; n Review of the 2022-2023 sustainability risk n Review of relevant tax matters and pension Overseeing human rights policies, strate-n agenda, Cemex’s Future in Action perfor-fund status and evaluation; gies and programs. n Reviewing different policies, including mance against updated 2025 and 2030 tar-regarding use of corporate assets; gets and improvement plans, and diversity n Review of different matters presented Evaluating the effectiveness of sustainability n and inclusion initiatives and 2023 goals; at Cemex’s Ordinary and Extraordinary and climate action, social impact, and diver-n Evaluating financial plans, merger and General Shareholders’ Meeting held in acquisition opportunities, and waivers sity programs, goals and initiatives; n Review of Cemex’s sustainability linked March 2022; granted to directors or executive officers financing framework; regarding participation and benefiting of n Identifying the main risks concerning sus-n Review of proposals on donations, related tainability-related matters and overseeing corporate opportunities; n Review of Cemex’s leadership and learning party transactions, conflict of interest, deriv- mitigating actions; platforms; ative transactions, and recommendations n Identi?cation, evaluation and follow up on to the Cemex Board of Directors on these the main risks affecting the company and n Providing assistance to the Chief Executive n Review of compliance and ethical initiatives matters; and Officer and senior management team its subsidiaries; and regarding the strategic direction on sustain- and 2022 results of such initiatives. n Review of 2022 Growth Strategy; Quarterly ability and social responsibilities model; and The description of responsibilities for the Sustainability, n Reviewing the ?nancial strategy and its Results; Financial Transactions; and Climate Action, Social Impact, and Diversity Committee implementation. the Global Risk Agenda for the period (formerly named the Sustainability Committee) include n Providing assistance to the Corporate appointed broadened responsibilities. 2022-2023. Practices and Finance Committee as needed on diversity matters. 4 4 94 100% % Meetings Attendance Meetings Attendance CEMEX 2022 INTEGRATED REPORT 99

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G EXECUTIVE Fernando A. González (68) Chief Executive Officer (since 2014) Since joining Cemex in 1989, Fernando A. González has held various positions in the Strategic Planning, Business Development and Human COMMITTEE Resources departments through 1998. From 1998 through 2009, Mr. González led various regions of Cemex, including SCA&C, Europe, Asia and Oceania. He was appointed as Cemex’s Executive Vice President of Planning and Development in May 2009, and he was appointed Cemex’s Chief Financial Officer in 2011. Mr. González held these positions until he was named Chief Executive Officer in 2014. He is a member of the Board of Directors of GCC, S.A.B. de C.V. and of Axtel, S.A.B. de C.V. He is a member of the Board of Trustees of Tecmilenio University, which forms part of the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. González holds a BA degree in Business Administration, and an MBA from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Executive Vice President of Finance and Administration and Chief Executive Vice President of Corporate Affairs, Maher Al-Haffar (64) Mauricio Doehner (48) Financial Officer (CFO) (since 2020) Enterprise Risk Management and Social Impact (since 2021) Maher Al-Haffar joined Cemex in 2000 and has held several exec- Mauricio Doehner joined Cemex in 1996 and has held several execu-utive positions, including Managing Director of Finance, Head of tive positions in areas such as Strategic Planning and Enterprise Risk Investor Relations, and most recently, Executive Vice President of Management for Europe, Asia, the Middle East, South America and Investor Relations, Corporate Communications and Public Affairs. Mexico, and most recently Executive Vice President of Corporate Affairs Additionally, he is a member of the UN Global Compact CFO and Enterprise Risk Management. Additionally, he has also worked in the Coalition for the SDGs. Maher was a member of the NYSE Advisory public sector within the office of the Mexican Presidency. Mr. Doehner Board and, before joining Cemex, he spent nineteen years with was president of the Mexican National Cement Chamber (Cámara Citicorp Securities Inc. and with Santander Investment Securities as Nacional del Cemento) between 2017 and 2019, Vice President of the an investment banker and capital markets professional. He holds a Transformation Industry Chamber (CAINTRA – Cámara de la Industria de BS degree in Economics from the University of Texas and a Master’s Transformación) between 2012 and 2013. He’s currently Vice President degree in International Relations and Finance from Georgetown of Social Responsibility and Vertebration of the Mexican Employers University. Confederation (COPARMEX – Confederación Patronal de la República Mexicana), and member of the board of directors of Vista Oil & Gas, S.A.B. de C.V., Trust for the Americas, EGADE Business School and Museo de Arte Contemporáneo de Monterrey, A.C. He holds a BA degree in At the executive level, our CEO Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey, holds an MBA from Instituto Panamericano de Alta Dirección and members of our Executive de Empresas (IPADE) and IESE Business School of the University of Committee oversee the day-to-day Navarra in Madrid, and a Master’s in Public Administration from Harvard University. operation of our company. CEMEX 2022 INTEGRATED REPORT 100

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G President of Cemex South, Central America and the Caribbean Executive Vice President of Digital and Organization Jesús González (57) Luis Hernández (59) (since 2019) Development (since 2020) Jesús González joined Cemex in 1998 and has held several senior Luis Hernández joined Cemex in 1996 and has held senior man-positions, including Corporate Director of Strategic Planning, agement positions in Strategic Planning and Human Resources. Vice President of Strategic Planning in Cemex USA, President In his current position, he heads the areas of Organization and of Cemex Central America, President of Cemex UK and, more Human Resources, Information Technology, Digital Innovation, as recently, Executive Vice President of Sustainability and Operations well as Cemex Ventures. He holds a BS degree in Civil Engineering Development. Additionally, he is Cemex Latam Holdings, S.A.’s from the Instituto Tecnológico y de Estudios Superiores de Chairman and member of the board of directors, as well as its Monterrey, a Master’s degree in Civil Engineering, and an MBA Chief Executive Officer. He holds a BS in Naval Engineering and an from the University of Texas at Austin. M.Sc. in Naval Engineering, both from the Polytechnic University of Madrid, as well as an MBA from IESE—University of Navarra, Barcelona. Executive Vice President of Strategic Planning and Business President of Cemex Europe, Middle East, Africa & Asia José Antonio González (52) Sergio Menéndez (52) Development (since 2020) (since 2020) José Antonio González joined Cemex in 1998 and has held exec- Sergio Menéndez joined Cemex in 1993 and has held several utive positions in the Finance, Strategic Planning, and Corporate executive positions, including Director of Planning and Logistics in Communications and Public Affairs areas, including most recently, Asia, Corporate Director of Commercial Development, President Executive Vice President of Finance and Administration (CFO). of Cemex Philippines, Vice President of Strategic Planning for Additionally, Mr. González is a member of the board of directors of the Europe, Middle East, Africa and Asia region, President of GCC and is an alternate director of the board of directors of Axtel, Cemex Egypt, Vice President of Infrastructure Segment and S.A.B. de C.V. He holds a BS degree. in Industrial Engineering from Government Sales in Mexico, and most recently, as Vice President the Instituto Tecnológico y de Estudios Superiores de Monterrey of Distribution Segment Sales in Mexico. He holds a BS degree in and an MBA from Stanford University. Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University. CEMEX 2022 INTEGRATED REPORT 101

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Executive Vice President of Investor Relations, Corporate Jaime Muguiro(54) President of Cemex USA (since 2019) Louisa (Lucy) P. Rodriguez (63) Communications Jaime Muguiro joined Cemex in 1996 and has held several exec- and Public Affairs (since 2021) utive positions in the Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates and Human Resources areas. He Lucy Rodriguez joined Cemex in 2006 and has held several headed Cemex’s operations in Egypt, our former Mediterranean executive positions including Head of Investor Relations. She has Region, and more recently, our operations in the South, Central over 25 years of experience in international finance and capital America, and the Caribbean region. He holds a BA degree in markets. Prior to Cemex, Ms. Rodríguez spent 15 years at Citibank Management from San Pablo CEU University in Spain, a Law and Santander where she was a capital markets professional in degree from the Universidad Complutense de Madrid, and an MBA Emerging Markets and held various senior management roles. from the Massachusetts Institute of Technology. In her early career, she also worked for KPMG, and she was previously a Certified Public Accountant. She holds a BA degree in Economics from Trinity College (Hartford, CT.), an MBA from New York University, and a Master’s from Columbia University School of International and Public Affairs. Ricardo Naya (50) President of Cemex Mexico (since 2019) Juan Romero Executive Vice President of Sustainability, Commercial and (65) Operations Development (since 2019) Ricardo Naya joined Cemex in 1996 and has held several executive positions, including Vice President of Strategic Planning Juan Romero joined Cemex in 1989 and has held several senior for the South, Central America and the Caribbean region, Vice positions, including head of operations in Colombia and Mexico, President of Strategic Planning for the Europe, Middle East, President of Cemex’s South America and the Caribbean Region, Africa and Asia region, President of Cemex Poland and the Czech President of our Europe, Middle East, Africa and Asia Region, and, Republic, Vice President of Strategic Planning for the United most recently, President of Cemex México. He also assumed the States, Vice President of Commercial and Marketing in Mexico, Global Supply Chain Development functions at Cemex effective as Vice President of Distribution Segment Sales in Mexico, and most of October 1, 2020, and currently leads our Digital Marketing func-recently, President of Cemex Colombia. He holds a BA degree in tion as well. Additionally, Mr. Romero was appointed Vice President Economics from the Instituto Tecnológico y de Estudios Superiores and representative of the board of directors of the National de Monterrey de Monterrey and an MBA from the Massachusetts Chamber of Cement (Cámara Nacional del Cemento) in June 2011 Institute of Technology. and is also a member of the board of directors of GCC, S.A.B. de C.V. He holds a Law degree and a BS degree in Economics and Business Administration, both from the University of Comillas in Spain. CEMEX 2022 INTEGRATED REPORT 102

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Executive Compensation Variable Compensation Plan In 2022, we paid an aggregate amount of The Variable Compensation Plan available to COMPENSATION OF CEMEX, S.A.B. DE C.V.’S CHIEF EXECUTIVE OFFICER US$44 million in compensation to the mem- our senior management takes into account AND SENIOR MANAGEMENT bers of our Board of Directors and our senior individual performance, as well as metrics management, of which US$29 million was that consider their business unit’s, regional Full Year 2022—Chief Executive Officer % paid as base compensation and cash-based and consolidated global results as compared Salary 20% performance bonuses, including pension and to the company’s specific annual target goals, Short Term Performance Bonus (Cash) 20% post-employment benefits, and US$15 million including certain health and safety and sus-Long Term Performance Bonus (Restricted Stock) 40% corresponds to stock-based long-term com- tainability-related factors. Beginning 2022, our pensation. Members of our Board of Directors Variable Compensation Plan includes a new Long Term Performance Shares 20% are compensated in a ?xed amount based CO2 Emissions Component related to our car- 100% on participation in meetings of our Board of bon reduction goals that could have an impact Directors, which is approved each year at our ranging from -10% to +10% in the total cash Full Year 2022—Senior Management % general ordinary shareholders’ meeting. The payout of the annual Variable Compensation Chairman of our Board of Directors is com- Plan. Furthermore, in March 2022, we Salary 42% pensated in a similar manner as our senior announced that our Variable Compensation Short Term Performance Bonus (Cash) 22% management. Plan was expanded to cover approximately Long Term Performance Bonus (Restricted Stock) 22% 4,400 employees, eligible for executive variable Long Term Performance Shares 14% compensation. During 2022, the variable compensation payment to employees was US$6.9 100% million. Restricted Stock Incentive Plan Beginning 2022, our Variable Our senior management receives stock-based CPOs as of June 30 of such calendar year; Compensation of Cemex, S.A.B. de C.V.’s Chief compensation by being allocated a speci?c (2) the KVP Plan, which includes executives in Executive Officer and Senior Management Compensation Plan includes a number of restricted CPOs as variable com- key-value positions and whose annual award is The base salary of the Chairman of our Board pensation to be vested over a four-year period. based on the result of the variable cash com- of Directors is 27% ?xed and 73% variable. new CO2 Emissions Component We have three compensation programs that pensation bonus in Dollars paid in April 2021 related to our carbon reduction conform to our Restricted Stock Incentive Plan: 2022 to these participants and divided by the Our executive compensation structure is (1) the Ordinary Plan, whose annual award is last 90-day average closing price, converted reviewed every two years by WTW, a ?rm goals calculated based on the result of the gross into Dollars, of CPOs as of April 15 of each specializing in multinational risk management, annual guaranteed compensation of the partic- calendar year; and (3) the Performance Plan, a insurance brokerage, and company advisory. ipants in Dollars as of May 31 of each calendar long-term performance plan with compensa- The total compensation (including fixed and year, times a management factor ranges from tion based on Cemex’s total shareholder return variable compensation) of the Chairman of our 12% to 28%, divided by the last 90-day average versus peer groups and vesting occurring at Board of Directors and Chief Executive Officer closing price converted into Dollars of Cemex’s the end of three years in a single 100% block. is approved every year by the Corporate Practices and Finance Committee of our Board of Directors, which is integrated by three independent directors. CEMEX 2022 INTEGRATED REPORT 103

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G ETHICS AND COMPLIANCE Commitment to Compliance interactions, as it is crucial for Cemex´s A GLOBAL COMPLIANCE PROGRAM WITH MULTI-DISCIPLINARY GOVERNANCE STRUCTURE At Cemex, we are committed to conducting sustained success in fostering a workplace our business in compliance with applicable environment in which our people can thrive. laws, regulations, and corporate policies and The value of Act with Integrity is even included GLOBAL ETHICS & in accordance with high ethical standards, as as one of the ?ve core competencies that are AUDIT LOCAL ETHOS COMPLIANCE ETHOS GROUP embedded in our Code of Ethics and Business taken into consideration in employee perfor- COMMITTEES* COMMITTEES COMMITTEE Conduct (Our Code), which is periodically rati- mance evaluations. ?ed by our employees. Evaluate internal controls De?nes global ethics Oversees and manages the Implement local ethics Global Compliance Program and procedures and compliance strategy. Global Compliance Program. strategies and investigate Living the principles in Our Code is key to our Our governance best practices include robust oversee remediation. complaints. success and our ability to achieve our strategic global compliance and audit programs, as vision. Inspiring and empowering our people to well as initiatives on ethical business deal-always do the right thing is fundamental to our ings and conflicts of interest. Cemex’s Global vision of building and sustaining a better and Compliance Program incorporates risk analysis, stronger future. due diligence and third-party risk manage- COMPLIANCE ment, trainings, audits and investigations, and Cemex´s commitment to compliance is clearly communication campaigns at all levels of our communicated by our company´s leadership. organization. Our values and ethical standards are conveyed throughout our organization through communication campaigns, trainings, Our Code, and other corporate policies, and through internal meetings. Furthermore, at Cemex, one of our core values is Act with Integrity. Act with Integrity is a must in our day-to-day TRAININGS AUDITS & COMMUNICATION DUE DILIGENCE GOVERNANCE LAWS & POLICIES, RISK INVESTIGATION AND THIRD-PARTY REGULATIONS GUIDELINES & ANALYSIS RISK MANAGEMENT STANDARDS *Cemex’s publicly listed subsidiaries have their own audit committees. CEMEX 2022 INTEGRATED REPORT 104

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Third Parties It is important that third parties with whom AUDIT COMMITTEE we do business are aligned with our core set of principles. As such, Cemex places a high priority on verifying that third parties are reputable and able to meet the guidelines. We have guidelines to review third parties with whom ETHOS Group Global Ethics & Compliance1 we do business and also have a due diligence and third-party risk management framework in place. As part of our third-party risk management standards, we also have internal policies Compliance Organization which de?ne speci?c procedures for the review 22 Local ETHOS Committees1 and authorization of donations, sponsorships, Compliance Department Enterprise Risk Global Enterprise and contributions. (Legal) Management Services2 Local Administrator • Coordinates Committee • Develops and updates relevant internal • Responsible for analyzing local and global • Delivers business services to Cemex • Manages local ETHOSline reports policies. compliance risks. operations, while complying with both and follow-up • Conducts training sessions and legal audits. • Performs risk oversight, including risk our internal and external control require- • Follow-up on investigations • identi?cation, monitoring, assessment, ments and corporate governance model. De?nes, coordinates, and implements due • Coordinates local communication diligence processes on third parties. reporting and mitigation. • Performs part of the internal control and training. • Follows up on risk mitigation measures. responsibilities such as SOX testing, • Conducts investigations of complaints following up on remediation plans, and regarding compliance-related matters and • Conducts investigations of complaints performing change management tests. ethics-related issues (where applicable). regarding ethics-related issues (where applicable). • Conducts investigations of complaints • Constantly monitors changes and updates regarding ethics-related issues (where Six corporate to laws, regulations, and best practices. applicable). departments work together, seeking Internal Control Human Resources Process Assessment3 that our ethics and • Responsible for implementing con- • Global HR prepares and updates, together • Responsible for conducting internal trols and compliance with policies and with other areas, our Code of Ethics and audits of controls and compliance with compliance efforts procedures. Business Conduct. policies. • Deploys an internal control model to • Global HR coordinates and manages the • Conducts worldwide internal audits. permeate every corner reduce risk exposure and the likelihood Local ETHOS Committees. • Performs SOX audit management tests. of material de?ciencies in the processes • Global HR is responsible for the global governing our company´s operations. • Conducts investigations of complaints 1. Committees are comprised of representatives of each of our organization. administration of our ETHOSline and case regarding ethics-related issues (where Compliance Organization functional areas, one or two • Oversees the implementation of controls dissemination to local committees. applicable). commercial/ operation representatives, and a Local ETHOS and compliance with policies. • Communicates and provides training on administrator. • Conducts investigations of complaints ethics-related matters and Cemex values. 2. Participates in Local ETHOS Committees only when there is regarding ethics-related issues (where • Conducts investigations of complaints no Internal Control function directly in such business unit. applicable). regarding ethics-related issues (where applicable). 3. Only participates in the Global Ethics & Compliance Committee, ETHOS Group, and Corporate ETHOS Committee. CEMEX 2022 INTEGRATED REPORT 105

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Global Con?icts of Interest and Related Our Government Interaction Tool, which Person Transactions tracks, documents, and provides a user-Our policy on Con?icts of Interest reaffirms our friendly system for authorizing interactions position that all members of the Cemex Group between government officials and Cemex (including our CEO, Executive Committee, and employees before they take place, whenever Board of Directors) shall always act in accor- there will be an expense made on Cemex´s dance with Cemex’s best interests and directly behalf; and prohibits the Cemex Group from entering Internal controls that are particularly into transactions and/or negotiations where focused on overseeing compliance with our a con?ict of interest may exist. Employees government interaction guidelines and rules. are required to self-report any actual, potential, or apparent conflict of interest in our Additionally, we have a Corporate Hospitalities global reporting process and digital platform. to Government Officials Policy which spe-All reports are evaluated and authorized, if cifically regulates entertaining, gifts, travel applicable, by a multidisciplinary team as well expenses and other hospitalities provided to as the employee’s supervisor. In line with the government officials. new conflicts of interest process, we also carry out a related party transaction review which As part of the Global Compliance Program, seeks to comply with applicable regulations enhanced monitoring is given to the most and market practices to report and review any sensitive countries concerning corruption risks transactions with related persons which is reflected in our Global Anti-Money diligence procedures to avoid any transactions Our Global Anti-pertinent to the countries in which we operate. During 2022, our main standalone operations Laundering Policy. The policy provides guide- or dealings with blacklisted individuals or enti- Corruption Policy Anti-Corruption lines and mechanisms so that Cemex employ- ties, or those included in sanctioned programs emphasizes Cemex´s in terms of revenues were: the U.S. (medium Our Global Anti-Corruption Policy emphasizes ees can help detect, mitigate, and prevent or countries. zero-tolerance risk), Mexico (high risk), U.K. (low risk), Israel Cemex´s zero-tolerance stance on bribery suspicious activity that might indicate potential stance on bribery and (medium risk), France (low risk), Germany (low and corruption. It covers a myriad of topics, money laundering. Some of the main aspects Insider Trading corruption. risk), Spain (medium risk), Poland (medium including conflicts of interest, donations, gifts of our Global Anti-Money Laundering Policy Our Insider Trading and Transactions with risk), the Philippines (high risk), Colombia (high and hospitalities, government interaction, includes the obligation for Cemex employees Cemex Securities Policy regulates the use of risk), the Dominican Republic (high risk), and and red flags when dealing with third parties. to report suspected money laundering miscon- Cemex´s material non-public information in Panama (high risk). We also operate in other Regarding government interaction, our policy duct, a list of red flags to help employees iden- accordance with applicable securities laws and countries of which some are low and medium prescribes best practices, specific rules, and tify risky situations, a mechanism for reporting, regulations. The policy provides employees risk (such as United Arab Emirates, Croatia, the tools for the management of relationships with and a clear description of the acceptable forms with a comprehensive framework so that our Czech Republic, among others), and high risk both government entities and officials. Some of payment that Cemex can receive from third employees can be aware of what is permit-(such as Haiti, Guatemala, Nicaragua, among examples include: parties. ted and what is prohibited. Additionally, as others). This risk classification is based on Transparency International’s 2022 Corruption needed, we send quiet period communications A speci?c category in our accounting system International Trade Compliance and to relevant employees during certain sensitive Perception Index. to identify payments to, and revenues Sanction Programs periods such as quarterly earnings to further from, government entities, permitting their reinforce our rules around insider trading. Anti-Money Laundering As stated in Our Code, we must follow identi?cation as separate line items; Cemex has a zero-tolerance stance on money all trade control, economic sanctions, and laundering by its employees, subsidiaries, or anti-boycott laws wherever we operate. We any third-party doing business with Cemex, incorporate sanctions screening into our due CEMEX 2022 INTEGRATED REPORT 106

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Antitrust Compliance Training on Business Ethics and 2022 ETHICS AND COMPLIANCE RELATED PROGRAMS Cemex is fully committed to conducting our Compliance Principles business in accordance with the principle Cemex´s business ethics and compliance of fair trade and competition in the coun- principles are continually reinforced with People Trained (Employees) People Trained (External) TOTAL tries where we operate. Our Global Antitrust employees through trainings, compliance N° of Total Compliance Policy promotes compliance with sessions, communications, and self-reporting employeesN° of trainingTotal external training Numberof individuals trainingTotal TOPIC people all applicable antitrust laws and regulations in requirements. trained hours hours trained hours the countries where we operate. trained Anti-corruption and Anti-bribery 1,119 523.8 7 4 1,126 527.75 During 2022, a total of 15,466 employees Additionally, we also have policies in place to received training sessions on a variety of Anti-Money Laundering 3,300 2,419 4 1 3,304 2,420 promote compliance with the following topics: ethics and compliance-related matters, such Antitrust 3,563 4,702.6 20 30 3,583 4,732.6 as anti-corruption, anti-money laundering, Code of Ethics and Business Conduct 1,530 756.8 272 136 1,802 892.8 Con?ict Minerals: emphasizes Cemex´s con?icts of interest, data protection, employee Cybersecurity 543 543 28 28 571 571 commitment to review its supply chain relations, sanction programs, and third-party to avoid the use of Con?ict Minerals and risk management, among others. A total of Data protection 432 129.6 0 0 432 129.6 to comply with the applicable reporting 14,497 hours were dedicated to these training ETHOS Do the Right Thing—Con?icts of requirements. efforts. Interest, Employee Relations & Harassment 1,248 1,248 220 220 1,468 1,468 Information Retention: establishes guidelines and Fraud to retain and destroy documents and Con?icts of Interest 175 155.5 0 0 175 155.5 information in accordance with applicable laws Granting Powers of Attorney 16 24 0 0 16 24 and regulations. Insider Trading/Privileged Information 428 112.3 0 0 428 112.25 Use of Assets: de?nes the proper use of Sanctions 1,142 340.1 0 0 1,142 340.05 Cemex assets by employees. Sexual Harassment 117 117 0 0 117 117 Data Protection and Privacy: sets out Cemex Third-Party Risk Management 735 258.1 0 0 735 258.05 employees´ obligations to comply with applicable legal requirements in relation to Third-Party Processes (Donations, and/or 14 14 0 0 14 14 personal data and the rights of data subjects. Sponsorships) Unconscious Bias 1,033 3,099 13 39 1,046 3,138 Intellectual Property (IP): sets out the Other: Intellectual Property 52 26 0 0 52 26 principles of the creation, acquisition, formalization, registration, maintenance, Other: Contracts 19 28.5 0 0 19 28.5 ownership, and capitalization of all IP and TOTAL 15,466 14,497 564 458 16,030 14,955 provides procedures for the disclosure, protection, and management of IP. 1. The number of employees trained considers all individuals who were employed by Cemex at any point throughout the year. The total accounts for all trainees that participated in the training sessions. Some employees participated in more than one training session and thus would account for more than one trainee. 2. As part of the anti-corruption and anti-bribery trainings, Cemex has an anti-corruption pathway which is mandatory for the target audience every 2 years. CEMEX 2022 INTEGRATED REPORT 107

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Communications on Ethics and Compliance Board of Directors’ Audit Committee (all of the investigations, 95 employees were dismissed, CASES RECEIVED THROUGH ETHOSline We take advantage of digital tools and plat- committee’s members are independent board 39 employees received remedial training, and (percentage) forms to communicate our efforts and legal members). 157 employees were subject to disciplinary requirements on ethics and compliance. As action, 33 contractors were prohibited from part of compliance awareness efforts, our At Cemex, we believe it is essential to have a working for Cemex, 13 contractors received 10 0 “Compliance News”, a newsletter that includes trusted, secure channel in which our employ- disciplinary actions, and two customers can summaries on relevant compliance updates ees, our stakeholders, or any third party can no longer have a business relationship with 11 from both external and internal sources as well raise a concern or suspicion about ethics or Cemex. Additionally, 69 internal processes as reinforcements of various internal news and compliance violations via the online por- and policies were reviewed and updated. We updates regarding policies, processes and/or tal, email, or phone line. Cemex encourages also received 78 inquiries through our official RECEIVED CASES employee obligations, is published on a regular anyone to come forward and, accordingly, channels. 53 basis. maintains a strict no-retaliation policy against anyone who reports in good faith. Internal Legal Audits 26 Additionally, in coordination with our Human Our internal legal audits serve as another Resources department, targeted noti?cations Each report, complaint, or inquiry received means to evaluate and verify the knowl-are sent to speci?c employees about newly through our ETHOSline is duly processed and edge and compliance of Cemex´s relevant • Employee Relations, diversity and implemented or revised policies and proce- disseminated to the corresponding areas for policies by certain key employees. The ulti- workplace respect dures relevant to their roles. We closely work review and follow-up. If considered necessary, mate purpose of this exercise if to identify • Business Integrity with areas within the company to ensure that an investigation will be carried out, in a reason- areas of opportunity to continuously improve • Misuse, misappropriation of ethics and compliance messages are empha- able timeframe, to obtain objective information and enhance our compliance policies and corporate assets sized in global, regional, and local institutional to be able to make an appropriate decision. If procedures. • Environmental, Health & Safety channels. a report is found to be substantiated, the cor- • Accounting, Auditing and Financial responding disciplinary measures will be taken. 347 internal legal audits were conducted in Reporting Reporting and Investigations 2022, both in person and remotely, in 23 coun-ETHOSline To achieve impartial, credible, fair and consis- tries with a particular focus on anti-corruption, ETHOSline is our institutional reporting tent results, our ETHOS governing bodies must anti-money laundering, antitrust, international mechanism, accessible through our com- abide by our ETHOS manuals which provide trade compliance matters, insider trading and pany website, mobile devices or our intranet, directives and guidelines on how to properly handling Cemex’s con?dential information. 77% that is open and free for anyone to use. This manage reports, complaints, and inquiries secure, con?dential, and independent plat- received through ETHOSline, with the pur- of ethics cases closed in two form is available 24 hours a day, seven days pose of guaranteeing an effective end-to-end months or less, surpassing a week, to both employees and the general process. We performed audits in our 2025 target of 70% and public to report any allegations of misconduct anonymously or con?dentially. To secure the During 2022, a total of 786 cases were in line to reach 80% in 2030 con?dentiality, ETHOSline runs on a platform reported through our official channels, of 90% provided by NAVEX Global, a third-party expert which 74% were received through ETHOSline, on ethics and compliance reporting. Certain and approximately 25% through local commit- of high-risk countries, reports go directly to the company’s internal tees, and 1% through our Global Ethics and in line to achieve our 2025 audit area, which directly reports to Cemex’s Compliance Committee. Out of those cases, 713 were closed by the end of 2022, of which target of 100% 48% were substantiated. As a result of the CEMEX 2022 INTEGRATED REPORT 108

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G RISK AND OPPORTUNITY MANAGEMENT Cemex operates in a dynamic Risk & Opportunity Governance The Board of Directors, through the Corporate business environment that Practices and Finance Committee, is respon-exposes the company to different sible for discussing the enterprise risk and opportunity agenda and reviewing the effec-risks and opportunities that could tiveness of our risks and opportunities man-impact the achievement of its agement system enforced by our Executive Committee. Through the Sustainability, Climate strategic priorities. Action, Social Impact, and Diversity Committee (formerly, the Sustainability Committee), the Board is also responsible for overseeing and Risk and Opportunity Management providing guidance on Sustainability, ESG, and Risk & Opportunity Management System climate-related risks and opportunities. Cemex has set up an Enterprise Risk Management (ERM) system across the orga- The Executive Committee and senior man-nization to anticipate and manage the main agement at country and regional levels are risks and opportunities. Our ERM system is responsible for discussing main risks and established at country, regional and global opportunities, defining Cemex’s risk tolerance, levels following a ‘bottom-up’ and ‘top-down’ and enabling action plans for risk and opportu-strategy that allows information flow across nity management. the organization and supports better and Committee, Ethos Committee, among others, Risk management is embedded in Cemex’s informed decision making. An ERM team with representatives at a global, manage speci?c risks. culture, strategy, decision making, capital regional, and country level provides visibility to allocation, and processes. Our ERM system We review a company risk and opportunity the top management on main risks, opportuni- Internal Control, Process Assessment, aims to convert, when possible, risks into agenda at least twice a year and update it ties, and their treatment strategies. Compliance, Financial Risk Management, opportunities. on an ongoing basis. This agenda includes Insurance, Sustainability, among other areas Sustainability, ESG, and climate-related risks Ad-hoc multifunctional committees such as complement our ERM system framework. and opportunities also managed within the the Financial Risk Management Committee, ERM system. ESG Committee, Information Security CEMEX 2022 INTEGRATED REPORT 109

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Risk & Opportunity Management Process Our global, regional, and country risk and RISK & OPPORTUNITY MANAGEMENT PROCESS opportunity agendas result from a comprehensive ERM process that is structured to identify and manage different types of risks, trends, Identi?cation emerging concerns, and opportunities that could impact Cemex’s strategic priorities in the short, medium, and long terms. Following a bottom-up and a top-down strategy, we employ risk interviews, online risk surveys, risk workshops, and external experts’ insights, among other techniques, to identify strategic and operational events that could impact Cemex in the short, medium, or long term. Our risk management process adheres to international best practices from the Risk Monitoring Reporting Management Society (RIMS) and Business Continuity Institute (BCI), and is compliant with We constantly monitor the Main risks and opportunities ISO 31000:2018-Risk management standards business environment in which Assessment are integrated into the enter-and ISO 22300:2018-Business continuity we operate to effectively report prise risk and opportunity risks and opportunities to agenda, which is discussed by management systems. decision-makers. Risks and opportunities are evaluated and prioritized employing qualitative and quantitative methods to deter- senior management at global, mine their potential impact and likelihood of materializa- regional, and country levels. tion in a speci?c timeframe. Relevant changes in the status of identi?ed risks, opportunities and treatment measures are promptly communicated to decision makers through several reports. Treatment We de?ne a risk owner as responsible for the treatment of a particular risk, and ERM representatives follow up on risk treatment actions, in some cases acting as coordinators of ad-hoc task forces focused to mitigate speci?c risks or capitalize on identi?ed opportunities. CEMEX 2022 INTEGRATED REPORT 110

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Business Continuity & Crisis Management TYPES OF RISKS Program Our Business Continuity & Crisis Management (BC&CM) framework is a fundamental part PRE MATERIALIZATION M POST MATERIALIZATION Treatment measure of the ERM system. BC&CM’s protocols have shown to be key to respond to unexpected and operational risks with potential to disrupt business continuity. The program includes STRATEGIC / OPERATIONAL trainings, protocols, and drills aligned with our strategic priorities to protect our people, our ERM Process surroundings, and our operations. FORESEEABLE 1 2 3 4 Deals with the causes of a risk to prevent its materialization The BC&CM program enables proactive and effective risk management response during a disruptive event by assisting business units BUSINESS CONTINUITY & CRISIS in safeguarding life, acting responsibly, and MANAGEMENT (BC&CM) recovering business promptly, aiming to reduce recovery time, cost of disruptions, legal and Business Continuity ?nancial exposures and ultimately, turn crisis UNEXPECTED 1 2 3 4 Treats the consequences of a materialized risk using guidelines prepared in advance into opportunities. Treatment measures and guidelines are prepared in This program is managed by local Rapid advance to be executed once the risk materializes Response Teams (RRT) deployed across our business units (“BU”) and if required, escalated to country or functional areas, regional Some risks are treated with the ERM Process, FORESEEABLE or global RRT. At every level, RRTs are trained 1 2 3 3 4 but they evolve in such a way that they later WITH BUSINESS require Business Continuity actions multidisciplinary-teams responsible for moni- CONTINUITY toring, communicating, activating, coordinating, ERM Process Business Continuity and delegating the execution of event-driven, stakeholder-driven, or process-driven protocols as well as timely objective-driven decisions. SUCCESSFUL SUPPORT DURING DISRUPTIVE EVENTS In 2022, the BC&CM program enabled us to support business units in monitoring and managing several disruptive events such as earthquakes and hurricanes in Mexico, the U.S., SCA&C, and EMEA regions. Approximately 170 colleagues from different locations were trained and continuous situational reports were shared. Additionally, the latest Omicron variants waves were monitored, and mitigation actions were updated according to the local evolution of the COVID-19 pandemic. CEMEX 2022 INTEGRATED REPORT 111

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Main Strategic Risks and Mitigation Strategies The following is a brief description of some of the main short-term, medium-term, and long-term risks faced by Cemex and their corresponding mitigation strategies. Impact on Strategic Priorities: Pandemic, Epidemic, or any Other Public Health Threat HS CC EG Description Potential Impact Mitigation Actions The emergence of a future pandemics and epidemics, or Some of the pandemic’s effects include, but are not limited • Adhere to our health and safety protocols to safeguard any public health threat that is easily spread, severe, difficult to loss of life, temporary restrictions on production facilities, the health and safety of our employees, their families, our to contain, and long-lasting, may affect our business envi- labor shortages, supply chain disruptions, in?ationary costs, customers, suppliers, and communities. ronment (e.g., supply chain disruptions) as well as the lives slowdown in economic and construction activity, ?nancial • Ensure business continuity under government guidelines. and health of our people and members of the communities markets volatility, among others. These effects may have a where we operate. material adverse impact on our business ?nancial condition, • Implement Rapid Response Teams and Business Continuity liquidity, and results of operations. plans to minimize operational disruptions. • Enhance customer experience through proven e-commerce platforms and distribution network. • Aid members of the communities in dealing with the health threat. Impact on Strategic Priorities: Uncertain Economic Conditions EG I Description Potential Impact Mitigation Actions Our industry, businesses, and markets are in?uenced by Market contraction, lower sales, increased input, and oper- • Enhance margin through EBITDA growth. global, regional, and national economic conditions. ational cost, tightening of ?nancial markets, among others, • Deliver superior customer experience enabled by digital all of which could negatively impact our business, ?nancial technologies and Cemex Go. Monetary policies to reduce in?ation, divergence in policy condition, liquidity, and results of operations. paths in the largest economies and their potential cross-bor- • Enhance revenue streams across our businesses. der negative effects, energy and food price shocks, global tightening of financing conditions triggering widespread • Optimize our portfolio for growth. emerging market debt distress, reduction of gas supplies • Execute financial strategy. from Russia, rapid growth of cryptocurrencies without clear regulation and geopolitical risks like fragmentation are some • Maintain a strict cost discipline. potential sources of economic risk. • Establish long-term contracts to secure favorable input and operational costs. HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 112

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Impact on Strategic Priorities: Political and/or Geopolitical Uncertainty and Social Instability HS CC EG Description Potential Impact Mitigation Actions We are subject to the political, social, and economic environ- Economic slowdown or recession, social instability and/or • Execute tailor-made public affairs strategies per country. ment of the countries where we operate. business disruption, increased costs, stability of business • Build long-term relationships with key stakeholders. landscape, impact on governability and rule of law, business New governments, elections, changes and/or new public continuity, delay to obtain or renew permits to operate, • Cooperate and engage with governments, regulators, and policies that take place in the countries where we operate, in among others. All of these have the potential to impact our legislators through business associations. addition to political and geopolitical events, such as changes people, business, ?nancial condition, liquidity, and results of in leadership, trade con?icts, social unrest, and political insta- operations. • Implement and execute business continuity plans to mini-bility may continue to have a negative impact on the econ- mize operational disruption. omy, social stability, and business environment. • Carry out security protocols to protect our employees. In February 2022, Russia’s invasion of Ukraine led to global • Monitor political, geopolitical, and social events and plan supply-chain disruptions, high in?ation and energy prices that scenarios to anticipate potential risks and opportunities. have the potential to impact our people, the global economy, ?nancial markets, and global supply chains. We do not have operations in Russia, but the collateral impact on our markets, business results, and ?nancial conditions will depend on how the situation evolves. Impact on Strategic Priorities: Changes in Competitive Landscape CC EG Description Potential Impact Mitigation Actions The markets in which we operate remain highly competi- Failure to compete effectively may affect our price and • Deliver superior customer experience enabled by digital tive and include numerous industry players. New production volume strategy and results of operations. We may lose technologies. capacities, increasing imports, new entrants, rising in?ation substantial market share, our sales could decline or grow at • Grow EBITDA through margin enhancement and a continu-and logistics costs, and aggressive pricing strategies by com- a slower rate, and our pricing efforts could be hindered, any ous pricing discipline. petitors, among others, have caused and may continue to of which could materially and adversely impact our business, cause supply-demand imbalances in our markets. Events like ?nancial condition, liquidity, and results of operations. • Optimize portfolio; accelerate bolt-on investments and M&As and industry consolidation may also affect the compet- margin enhancement projects. itive landscape. • Secure public & private construction spending through our Public Affairs strategy. HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 113

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Impact on Strategic Priorities: Environmental, Social, and Governance (ESG) Risks HS CC EG S Description Potential Impact Mitigation Actions We are subject to environmental, social, and governance Cost increases, ?nes, penalties, restrictions on production • Cemex ESG Strategy, which includes Future in Action, Social (ESG) laws, regulations, practices, and evolving stakeholder facilities, reputational damage, loss of customers, difficulty to Impact, Environmental, among other strategies. expectations. The lack of consensus and homogeneity on retain and attract talent, investor activism, new mandatory • Adhere to heightened ESG standards. global ESG standards complicates the ability to comply with operational and disclosure requirements, among other things, diverse stakeholder expectations. Non-compliance, or adher- which could have a material adverse effect on our business, • Comply with ESG laws and regulations. ence to, or changes in such laws, regulations and practices, ?nancial condition, liquidity, and results of operations. • Engage with key stakeholders for proactive communication and/or their interpretation by stakeholders, stakeholders’ and risk and opportunity management. expectations, and/or any significant delay in assessing the impact and/or adapting to such changes may result in poten- • Continue operations of ESG related committees: Global tial risks. ESG Committee, Regional and Country Sustainability Committees, CO2 Task Force, Ethos Committee and Human Rights Taskforce. • Promote ETHOS line to report alleged ethics, compliance, or governance violations. Impact on Strategic Priorities: Climate-Related Risks HS CC EG I S Description Potential Impact Mitigation Actions Carbon Regulation-Transition Risk: Carbon Regulation Transition Risk: • Actively participating in decarbonizing the construction Cemex is subject to a strict carbon pricing approach in the Increased cost, pricing pressure exerted by imports from par- materials industry through the de?nition of ambitious CO2 form of cap-and-trade systems in those geographies with a ticipants of countries with less stringent CO2 regulations, and emission reduction targets and the execution of our Future carbon regulation in place, particularly in Europe and some substantial penalties in case of non-compliance with laws and in Action Strategy states in the U.S. In other geographies, Cemex faces risks in regulations, which in turn could have a material adverse effect We have committed to become a net-zero CO2 com-the short- and medium-term of transition to stricter carbon on our business, ?nancial condition, and results of operations. pany by 2050 across our entire value chain and our 2030 pricing or new regulation, either in the form of emission trad-2 decarbonization roadmap was aligned and validated by the ing system or CO tax. Science Based Targets initiative under its 1.5ºC scenario. In some geographical regions, changes in cement production standards that promote low-carbon products, or changes in laws or regulations that allow the use or to maximize the use of clean energy for cement production, or changes in laws or regulations that incentivize circular economy practices in the construction process are still pending or in progress. HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 114

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Impact on Strategic Priorities: Climate-Related Risks (continued) HS CC EG I S Description Potential Impact Mitigation Actions Technology-Transition Risk: Technology-Transition Risk: We believe that we have set one of the most ambitious Development of technologies is key to reduce our emissions to Substantial penalties and/or an increase in our cost of capital; 2030 targets in the construction materials industry: meet our 2050 Net-Zero CO2 emissions across the value chain reputational damage, and, in turn, a material adverse effect • Scope 1 Goals* by 2050 from a 2020 baseline, certain sustainability-related key on our business, ?nancial condition, and results of operations. 47% less of CO2 per ton of cementitious material performance indicators included in our ?nancing arrangements, 41% less of carbon content in concrete and the limits of any cap-and-trade systems to which Cemex is subject. Our commitment to achieve certain climate action-re- • Scope 2 Goals lated targets may require us to incur substantial investment 65% in clean electricity consumption related to the acquisition, development, and/or implementation • New Scope 3 Goals** of certain technologies. 25% reduction in CO 2 per ton of purchased clinker and cement 30% reduction in transport emissions The failure to effectively develop and roll-out any necessary 40% reduction of scope 3 emissions per ton of purchased fuels technologies, as well as the lack or late implementation of 42% reduction in absolute scope 3 emissions from the use these new technologies, could lead Cemex to fail in achieving of traded fuels. its 2050 Net-Zero CO2 emissions goal and the limits of any Our targets are validated by the SBTi and are aligned with cap-and-trade systems to which Cemex is subject, as well its Well Below 1.5ºC scenario. as cause Cemex to fail to comply with the sustainability-related key performance indicators contained in its ?nancial Our Future in Action program recognizes that the opportu-arrangements. nity for reducing emissions is not limited to the production process but to the entire life cycle of our products, as well Markets-Transition Risk: Market- Transition Risk: as to transforming the industry’s value chain. This program More stringent construction and energy efficiency standards Reduced demand for our products and solutions, which may, is built around six main pillars: (1) Sustainable products and are likely to foster the development of new low-carbon prod- in turn, have a material adverse effect on our business, ?nan- solutions; (2) Decarbonizing our operations; (3) Circular ucts and construction solutions. As consumer expectations cial condition, and results of operations. Economy; (4) Water and biodiversity; (5) Innovation and continue evolving, there is a risk for Cemex of not meeting Partnerships; and (6) Promoting a green economy. For future market expectations in the form of new low-carbon Cost increases, ?nes, penalties, restrictions on production more details about the program go to www.cemex.com products and solutions. facilities, reputational damage, loss of customers, difficulty to retain and attract talent, investor activism, among other things, • Implementation of Cemex CO2 Taskforce, which is a mul-In addition, the lack of incentives or CO2-related regulations in which could have a material adverse effect on our business, tidisciplinary group with the participation of Sustainability, some geographies could fail to incentivize the use of low-car- ?nancial condition, liquidity, and results of operations. Operations and Technology, R&D, Energy, Supply Chain, and bon products. Cemex Ventures. • Anticipate, assess, prepare, and comply with CO2-related laws and regulations. * vs. our 1990 baseline ** vs. our 2020 baseline HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 115

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Impact on Strategic Priorities: Climate-Related Risks (continued) HS CC EG I S Description Potential Impact Mitigation Actions Reputation-Transition Risk: Reputation-Transition Risk: • Active involvement in industry associations to promote According to the Global Cement and Concrete Association Reduced demand for our products and solutions, and, in turn, the development of regulations with more sustainable (GCCA), the cement industry is the source of about 5%—8% a material adverse effect on our business, ?nancial condition, practices. of the world’s CO2 emissions. Cement could be perceived as liquidity, and results of operations. • Our Urbanization Solutions business also plays a key role a relevant contributor to CO2 global emissions. within our strategic priorities by generating sustainable business alternatives that provide the market with highly There is a risk of not meeting CO2 reduction-related expec- efficient building solutions, and by promoting circular tations or announced CO2-related targets if other events economy. relevant to achieve these targets do not materialize, like the development of the required technology or the enactment of Physical risks (acute and chronic): new regulations. • Have a business continuity plan which integrates guidelines for rapid response teams, emergency support, crisis man- Physical risks (acute and chronic): Physical risks (acute and chronic): agement, and business recovery. Our operations and business are exposed to climate change Business disruption, loss of sales, and even reputational dam- • Insure assets. However, in most cases, the insurance policy patterns and acute physical climate risks, mainly extreme age or possible litigations. These events could have a material does not cover the total impact that an adverse event weather events such as tropical cyclones and blizzards, and adverse effect on our people, business, ?nancial condition, and could have, which limits its effect. chronic physical risks like rising sea levels, higher tempera- results of operations. • Implement Water Action Plans (WAP). 2030 target: tures, or water stress could cause damage in the most Implement WAPs in all priority sites with high-risk water exposed of our operations, impact our neighboring communi- The decrease in sales volumes is usually counterbalanced by the stress. ties, as well as the disruption of our business continuity. increase in the demand for our products during the reconstruction phase. • New 2030 targets on freshwater withdrawal reduction by According to a study conducted with the University of Alcalá shifting to non-freshwater: 20% in cement, 15% in aggre-Foundation and using the World Resources Institute Aqueduct gates, 10% in ready-mix. tools, about 16% of our sites are in areas with high or • Provide construction solutions for resilient infrastructure. extremely high-water stress. • For further information on climate-related risks and opportunities, please refer to CDP report, section C2. HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 116

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Impact on Strategic Priorities: Financial Risks EG I Description Potential Impact Mitigation Actions As a global company we are exposed to several ?nancial All these factors have the capacity to affect, including but not • Execute liability management strategy. risks, including but not limited to foreign currency translation, limited to, our capacity to generate cash to service our debt • Working toward a strong liquidity pro?le throughout our changing interest rates, liquidity, re?nancing terms, and credit and to comply with covenants and restrictions, our outstanding business cycle during the year. ratings, as well as counterparty risks, debt level adjustments, indebtedness, the cost to service our debt, our liquidity, our con• Implement foreign exchange, interest rate and energy and compliance with covenants and restrictions, among solidated reported results, our credit rating, and our capacity to hedging strategy. others. access funds or capital, among others. All of these events could materially and adversely affect our business, ?nancial condition, • Execute comprehensive ?nancial risk management strategy liquidity and results of operations. through Financial Risk Management Committee. Impact on Strategic Priorities: Regulatory and Compliance Requirements CC EG Description Potential Impact Mitigation Actions As a global company, we are subject to the laws and regula- Any non-compliance with laws and regulations, and/or any • Comply with applicable local, state, and federal laws and tions of the countries where we operate. signi?cant delay in adapting to changes may result in poten- regulations tial cost increase, investigations, ?nes, and penalties, such as • Enhance Cemex’s Compliance program: new and updated Some of these laws and regulations include, but are not restrictions on production facilities, which could have a mate- policies and continued training, included, but not limited to, limited to, areas such as anti-corruption, anti-bribery, anti- rial adverse effect on reputation, business, ?nancial condition, anti-trust programs. money laundering, anti-boycott, economic sanctions, trade liquidity, and results of operations. • Enhance our Code of Ethics and Business Conduct, which embargoes, export control laws, environmental (e.g., CO2, air addresses anti-bribery, health responsibility, confidentiality, con-emissions, circular economy and waste management, biodi-flicts of interest, financial controls, and preservation of assets. versity, water), social (e.g. human rights, diversity), information security, mining, transportation, taxes, labor, among others. • Request our employees to review and acknowledge our Code of Ethics and Business Conduct. Furthermore, we are involved in various significant legal • Improve internal controls through continuous internal proceedings, including antitrust and regulatory matters which audits and internal controls. depend on law application and interpretation by local author- • Incorporate compliance-related initiatives in the manageities. For more information, please refer to the Regulatory ment of third parties. Matters and Legal Proceedings section of our 20-F form. • Identify and assess potential new laws and regulations. • Implement our legal and public affairs strategy for ongoing legal cases. • Set provisions for legal proceedings when it is probable that an out?ow of resources will be required. HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 117

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Impact on Strategic Priorities: Energy Price Volatility Including Alternative Fuels CC EG S Description Potential Impact Mitigation Actions Electric energy and fuel costs represent an important part of Increased costs, energy supply disruption, increases in capital • Negotiate energy contracts to provide certainty on future our overall cost structure. spending and investment, impact on operating results. energy cost. The price and availability of electric power and fuels are gen- • Enter into long-term renewable contracts for energy and erally subject to market volatility and, therefore, may impact Our pricing strategy aims to transfer these costs to our cus- fuel supply that provide clean energy. our costs. We are exposed to high energy prices and fuel tomers, but if the strategy does not penetrate at the rate we expect, it has the potential to impact our sales volumes. • Increase use of alternative fuels. costs (e.g., gas and oil prices) and, in some regions, uncertain • Develop processes and products to reduce heat consump-energy supply availability due to several factors, included, but not limited to post-COVID-19 reactivation and Russia’s inva- If we are unable to comply with sustainability-linked ?nanc- tion in our kilns and optimize power consumption. sion of Ukraine, which provoked sanctions on Russian gas/ ing arrangements, it can result in damage to reputation and increase in cost of capital. All of this could have a material • Execute hedging for coal, diesel, and natural gas in the coal/oil affecting global supplies, mainly in Europe. ?nancial markets to reduce volatility. adverse effect on our business, ?nancial condition, liquidity, However, the energy situation in Europe encouraged gov- and results of operations. • Implement Energy Rapid Response Team in Europe to min-ernments to work in possible public financial support for imize operational disruption. industrial consumers to compensate high prices, which could represent an opportunity. • Monitor new potential energy regulations and public ?nan-cial support for industrial consumers. Moreover, governments in some countries where we operate are in process to modify energy market, reduce energy subsidies, introduce clean energy obligations, or impose new excise taxes. Our commitment to transition to and increase the use of alternative energy sources and fuels may limit our ?exibility to use energy sources and fuels that may be more cost-effective and could require more capital expenditures and investments than we currently have planned. Conversely, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility, inability to secure long-term contracts, or otherwise, we would be required to use traditional fuels, which may increase our energy and fuel costs. This may result in problems to achieve the targets we have set in our Future in Action program and certain key performance indicators provided for in our sustainability-linked ?nancing arrangements, which, among other adverse effects, would damage our reputation and increase our cost of capital. All of this could have a material adverse effect on our business, ?nancial condition, liquidity, and results of operations. HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 118

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Impact on Strategic Priorities: Lower Availability or Increased Cost of Raw Materials CC EG S Description Potential Impact Mitigation Actions In most of our businesses, we increasingly use certain Should existing suppliers cease operations, or reduce, or elimi- • Obtaining the supply of the required materials through by-products of industrial processes produced by third parties, nate the production of these by-products, or should any suppli- long-term renewable contracts and framework such as pet-coke, ?y ash, slag, and synthetic gypsum, among ers for any reason not be able to deliver contractual quantities agreements. others, as well as natural resources such as aggregates and to us, or should laws and/or regulations in any region or country • Monitor global aggregates, limestone, and natural water. limit access to these materials, our sourcing costs could increase resources reserves, identify critical levels, and secure signi?cantly or require us to ?nd alternative sources, which could reserves in attractive markets. While we are not dependent on any supplier and we actively have a material adverse effect on our business, ?nancial condi-seek to secure the supply of our required materials, products, tion, and results of operations. • Monitor and anticipate permitting processes and and resources through long-term renewable contracts and regulations. framework agreements, short-term contracts are entered into in certain countries where we operate. Impact on Strategic Priorities: Cyberthreats and Information Technology Risks CC EG Description Potential Impact Mitigation Actions We increasingly rely on a variety of information technology, Some cybersecurity incident could cause operational disrup- • Adhere to Information Security Policies. cloud services, and automated operating systems to manage tions, impact our ?nancials and reputation, and/or make us • Increase awareness on cybersecurity culture among and support our operations as well as to offer our products subject to regulatory ?nes that would damage our relation- employees and third parties through incident response to our customers. Our systems and technologies (as well as ships with employees, customers, and suppliers. playbooks and drills. those provided by our third parties) may be vulnerable to damage, disruption, or intrusion caused by security breaches, • Implement cybersecurity controls and monitor services. insider threat, employee mistakes, catastrophic events, power • Enhance insurance coverage (cyber-attack insurance.) outages, computer system or network failures, computer viruses, and cyber-attacks. • Obtaining and renewing the ISO 27001 certi?cation on production plants for information security management to preserve con?dentiality, integrity, and availability of data. • Renew, modify, upgrade required systems and technologies. • Track, analyze, and evaluate security trends and/or laws and regulations to ensure proper compliance and maintain best practices though our Information Security Committee. HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 119

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G Impact on Strategic Priorities: Health and Safety Risks HS EG S Description Potential Impact Mitigation Actions Activities in our business that are not executed responsibly Accidents that occur within our facilities may cause injury, illness, • Zero4Life principle: aiming for zero recordable injuries, might be dangerous and cause injury, illness, or even fatality or fatality, disruptions to our business, and may have legal and job-related illnesses, preventable vehicular incidents, and to our employees, third parties, and contractors. In a similar regulatory consequences. We also may be required to assume environmental events. way, accidents might end up damaging property or commu- costs and liabilities to compensate affected personnel or • Prioritize the safety of our employees, contractors, and the nity environments. repair or replace damaged property. This could materially and communities where we operate. adversely affect our reputation, business, liquidity, and results of operations. • Implement Health and Safety Protocols in our operations (Behaviors that Save Lives, Pandemic Endurance & Rapid Response Teams). • Adhere to high health and safety standards, monitor, prepare, and comply with health and safety recommendations. Impact on Strategic Priorities: Talent Attraction and Retention HS CC EG I S Description Potential Impact Mitigation Actions Attracting and retaining a specialized workforce, effectively Failure to adapt to new work environments and effectively man- • Evolve Cemex’s culture, policies, and procedures to adjust planning leadership succession, and evolving to adapt to new age talent could negatively impact our financial performance to new work environments across all our operations. work environments across our operations are key elements and result of operations and compromise the achievement of • Execute our institutional Workforce Experience program. to ensure we achieve our strategic priorities. our strategic priorities. • Improve our rewards and incentives programs. As digitalization and innovation advance and new genera- • Enhance our talent management process. tions enter the workplace, the construction materials industry could be perceived as less attractive than other industries • Continuously improve key initiativesseeking the attraction or require talent with specific technical skills that are hard and retention of target groups. to acquire for key positions. Labor shortages, tight labor markets, wage inflation, labor activism, and new work environment expectations are some sources of risk that could negatively impact our talent management efforts. HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 120

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Impact on Strategic Priorities: Operational Disruption Due to Different Interests from Stakeholders HS CC EG Description Potential Impact Mitigation Actions Although we make signi?cant efforts to maintain good long- Stakeholders with different, or con?icting interests could result in • Comply with applicable local, state, and federal laws and term relationships with the communities and governments in delays in legal or administrative proceedings, activism, negative regulations. the geographies where we operate, there can be no assur- media coverage, as well as in requests for the government to • Execute our Social Impact strategy and adhere to high ance that the mentioned stakeholders will not have different, revoke or deny our concessions, licenses, or other permits. Any social responsibility standards or at times con?icting, interests or objectives from ours. such occurrences could impact our people and could affect our business continuity, reputation, liquidity, and results of • Implement sustainable. community engagement plans These con?icting interests have been more common with operations. to build mutually beneficial long-term relations with key respect to environmental issues. Despite agreement on the stakeholders. importance of addressing climate change, the differences • Design business continuity plans to minimize business concern the environmental aspects needed when obtaining/ disruption. renewing a permit as our industry is usually perceived as more polluting. In addition, human rights is another relevant • Cooperate and engage with governments, regulators, and leg-issue that could provoke differences, similar to those related islators through business associations to focus on providing to environmental issues, between us and our stakeholders. solutions for key gov’t priorities (e.g. waste management). • Implement internal controls on ESG reporting and discussion. • Reinforce our permits revision program to identify sites with permitting risks. • Develop an aligned communications strategy to avoid reputational damage from environmental issues. Impact on Strategic Priorities: Industry Disruptions by Emerging Technologies or Alternative Solutions EG I Description Potential Impact Mitigation Actions Our industry is in constant evolution as new technologies, Failure to identify and/or adapt our business model to potential • Continue improving our strategy in R&D initiatives and processes, materials, players, and solutions are introduced at industry disruptors and effectively adopt the technology and projects. different stages of the construction materials industry value resources required to stay on top of our industry’s evolution • Detect, develop, and commercialize disruptive, revolution-chain to increase its efficiency. could affect our competitive advantage and have a material ary, and sustainable construction projects through Cemex adverse effect on our business ?nancial condition, liquidity, and Ventures. results of operations. • Identify high growth and sustainable business opportunities through Urbanization Solutions strategy. HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 121

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G Impact on Strategic Priorities: Industry Disruptions by Emerging Technologies or Alternative Solutions (continued) EG I Description Potential Impact Mitigation Actions While we have been leading this evolution developing new • Continue with our research and development efforts on technologies, businesses, partnerships, products and solutions products, materials, and technologies. through our R&D team, Cemex Ventures, Urbanization • Promote internal and external innovation (e.g. partner with Solutions, Innovation and Sustainability strategy, other indus- innovative and sustainable companies). try innovations from internal or external players, including but not limited to digitalization, automatization, new construction • Aim to deliver a superior customer experience enabled by methods, new products, materials or manufacturing pro- digital technologies (e.g. Cemex Go). cesses, sustainable practices, or other emerging technologies • Enhance Cemex’s digital technology strategy (e.g. Digital or solutions could potentially impact the industry’s compet- Commercial Strategy, CX 4.0 Operations, Working Smarter). competitive landscape, the construction value, and our capacity to compete and/or keep our industry position. Impact on Strategic Priorities: Just Transition: Collateral Impacts from Transitioning to a Greener Economy HS EG S Description Potential Impact Mitigation Actions As we continue our path to become a net-zero CO2 company Increased scrutiny from investors, policymakers, and custom- • Include Just Transition in our Future in Action strategy. by 2050, we face several challenges to effectively achieve this ers, raising potential reputational damage and possible legal • Collaborate with several actors (e.g. ThinkLab—UN Global transition without collateral social impacts. or administrative proceedings, and activism. Compact) to maintain a fair, equitable, and healthy economy, as well as quality jobs and resilient cities and communities. We are subject to the lack of preparedness and readiness of Additionally, there could be a potential non-compliance with • Develop solutions for the workforce with focus on ensuring various actors (e.g. governments, suppliers) for the coming the scope 3 targets, which we already announced, and pos-equal opportunities and inclusion for women. disruption to supply chains, workforces, communities, and sible con?icts with our employees and communities. All of customers caused by our transition to a “greener” economy. which could impact our people, could affect our business con- • Favor policies and regulation aligned with decent work, In addition, we depend on policy makers and governments to tinuity, reputation, liquidity, and results of operations. social inclusion, and environment protection. implement the right measures to develop the infrastructure • Develop a robust engagement with our communities and necessary regulations on time. Another challenge for us, The pressure to decarbonize rapidly may increase awareness through continuous dialogue and co-development of is being able to train our people with the necessary skills so on how the process is implemented and managed. effective plans for community resilience; climate action; and they are not left behind in this transition. identi?cation and mitigation of human rights risks. • Support companies in our supply chain, especially SMEs, A Just Transition works to oversee that our path to net-zero to design effective adaptation strategies to a “greener” emissions and climate resilience is orderly, inclusive, and just, economy (e.g. Cemex UNGC Supply Chain Program in and that it is built on social dialogue, stakeholder engage- Cemex Mexico to integrate the UNGC 10 principles into their ment, and a universal respect for labor and human rights. strategy). HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 122

PERFORMANCE IN DETAIL We share an integral approach to our ?nancial and non-?nancial results and KPI. CEMEX 2022 INTEGRATED REPORT 123

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G SELECTED CONSOLIDATED FINANCIAL INFORMATION CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES Millions of Dollars, except ADSs and per-ADS amounts OPERATING RESULTS (1) 2020 2021 2022 STATEMENT OF FINANCIAL POSITION INFORMATION 2020 2021 2022 Revenues 12,669 14,379 15,577 Cash and cash equivalents 950 613 495 Cost of sales (2) (8,586) (9,743) (10,755) Assets held for sale and other current assets 304 272 183 Gross pro?t 4,083 4,636 4,822 Property, machinery and equipment, net and assets for the right-of-use, net (9) 11,413 11,322 11,284 Operating expenses (2,791) (2,917) (3,261) Total assets 27,425 26,650 26,447 Operating earnings before other expenses, net 1,292 1,719 1,561 Liabilities directly related to assets held for sale 6 39 – Other expenses, net (1,763) (82) (467) Current debt and other ?nancial obligations (10) 1,058 940 987 Financial expense (773) (658) (401) (10) Non-current debt and other ?nancial obligations 10,127 8,217 7,838 Financial income and other items, net (3) (115) (79) 47 Earnings (loss) before income taxes (1,310) 954 770 Total liabilities 18,473 16,379 15,538 Non-controlling interest and perpetual debentures (4) 877 444 408 Discontinued operations (1) (100) (39) 324 Total controlling interest 8,075 9,827 10,501 Non-controlling interest net income (4) 21 25 27 Total stockholders’ equity 8,952 10,271 10,909 Controlling interest net income (loss) (1,467) 753 858 Book value per ADS (5,6) 5.39 6.57 7.11 Millions of average ADSs outstanding (5,6) 1,498 1,495 1,478 OTHER FINANCIAL DATA (1) Controlling interest basic earnings per ADS (5,7) (0.98) 0.50 0.58 Operating margin 10.2% 12.0% 10.0% Controlling interest basic earnings per ADS from (5,7) Operating EBITDA margin (8) 18.9% 19.7% 17.2% continuing operations (0.91) 0.53 0.36 Operating EBITDA (8) 2,397 2,839 2,681 Controlling interest basic earnings per ADS from discontinued operations (5,7) (0.07) (0.03) 0.22 Free cash ?ow after maintenance capital expenditures (8) 955 1,101 553 CEMEX 2022 INTEGRATED REPORT 124

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Notes to Selected Consolidated Financial Information 1. Considering the disposal of entire report- 3. Financial income and other items, net, 7. For purposes of the selected financial infor-able operating segments as well as the sale includes the effects of amortized cost on mation for the periods ended December of significant businesses, CEMEX’s state- assets and liabilities and others, net, net 31, 2020 through 2022, the controlling ment of operations present in the single interest cost of pension liabilities, results interest basic earnings per ADS amounts line item of “Discontinued operations,” the from financial instruments, net, foreign were determined by considering the aver-results of: a) Neoris N.V. (“Neoris”) operations exchange results, financial income and age amount of balance number of ADS for the years ended December 31, 2020 and others. equivalent units outstanding during each 2021 and for the period from January 1 to year. October 25, 2022; b) the operating seg- 4. In 2020, non-controlling interest includes ments in Costa Rica and El Salvador for the $449 million of aggregate notional amount 8. Please refer to pages 263-264 for the de?-years ended December 31, 2020 and 2021 of perpetual debentures issued by consol- nition of terms. and for the period from January 1 to August idated entities. For accounting purposes, 31, 2022; c) the white cement business sold these perpetual debentures were included 9. In 2020 excludes the white cement assets in Spain for the year ended December 31, within stockholders’ equity. In June 2021, held for sale in Spain and certain assets 2020 and for the period from January 1 to CEMEX redeemed all its perpetual deben- in France. In 2021 excludes assets held for July 9, 2021; d) France related to the assets tures. (See note 21.4 in our 2022 consoli- sale in Costa Rica and El Salvador. In 2022 sold in the Rhone Alpes region for the year dated financial statements included else- excludes other assets held for sale. (See ended December 31, 2020 and for the where in this annual report). note 13 in our 2022 consolidated finan-three-month period ended March 31, 2021; cial statements included elsewhere in this e) certain assets sold in the United Kingdom 5. CEMEX, S.A.B. de C.V.’s CPOs are listed annual report). for the period from January 1 to August 3, on the Mexican Stock Exchange. CEMEX, 2020 and; f) the cement assets sold in the S.A.B. de C.V.’s ADSs, each of which currently 10. From 2020 through 2022, other financial United States for the period from January 1 represents ten CPOs, are listed on the obligations include: a) lease contracts; and b) to March 6, 2020. (See note 4.2 in our 2022 New York Stock Exchange (“NYSE”). In the liabilities secured with accounts receivables. consolidated financial statements included Consolidated Financial Statements, earnings (See notes 2.9, 15.2 and 17.2 in our 2022 elsewhere in this annual report). per share are presented on a per-share consolidated financial statements included basis. (See note 23 in our 2022 consolidated elsewhere in this annual report). 2. Cost of sales includes depreciation, amor- ?nancial statements included elsewhere in tization and depletion of assets involved in this annual report). the production, expenses related to storage in producing plants, freight expenses of raw 6. In 2020, 2021 and 2022, the number of material in plants and delivery expenses of ADSs outstanding, stated in millions of CEMEX’s ready-mix concrete business. ADSs, represents: (i) the total average amount of ADS equivalent units outstanding of each year; and (ii) excludes the total number of ADS equivalents issued by CEMEX and owned by its subsidiaries. CEMEX 2022 INTEGRATED REPORT 125

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES YEARS ENDED DECEMBER 31, NOTES 2022 2021 2020 CONSOLIDATED Revenues 3 $ 15,577 14,379 12,669 Cost of sales (8,586) 2.17, 5 (10,755) (9,743) STATEMENTS OF Grosspro?t 4,822 4,636 4,083 OPERATIONS Operating expenses (2,791) 2.17, 6 (3,261) (2,917) Operatingearningsbeforeotherexpenses,net 2.1 1,561 1,719 1,292 Other expenses, net (1,763) 7 (467) (82) Operatingearnings(loss) 1,094 1,637 (471) Financial expense 8.1, 17 (401) (658) (773) (Millions of Dollars, except for Financial income and other items, net 8.2 47 (79) (115) Share of pro?t of equity accounted investees 49 14.1 30 54 earnings per share) Earnings(loss)beforeincometax 770 954 (1,310) Income tax (36) 20 (209) (137) Netincome(loss)fromcontinuingoperations 561 817 (1,346) Discontinued operations (100) 4.2 324 (39) (1,446) CONSOLIDATEDNETINCOME(LOSS) 885 778 21 Non-controlling interest net income 27 25 (1,467) CONTROLLINGINTERESTNETINCOME(LOSS) $ 858 753 Basicearnings(loss)pershare 23 $ 0.0197 0.0171 (0.0332) Basicearnings(loss)persharefromcontinuingoperations 23 $ 0.0123 0.0180 (0.0309) Dilutedearnings(loss)pershare 23 $ 0.0193 0.0168 (0.0332) Dilutedearnings(loss)persharefromcontinuingoperations 23 $ 0.0120 0.0177 (0.0309) The accompanying notes are part of these consolidated ?nancial statements. CEMEX 2022 INTEGRATED REPORT 126 67

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES YEARS ENDED DECEMBER 31, NOTES 2022 2021 2020 CONSOLIDATED CONSOLIDATEDNETINCOME(LOSS) $ 885 778 (1,446) STATEMENTS OF Itemsthatwillnotbereclassi?edsubsequentlytothestatementofoperations Net actuarial gains (losses) from remeasurements of de?ned bene?t pension plans 19 176 263 (199) COMPREHENSIVE Effects from strategic equity investments 14.2 (9) (9) (11) Income tax income (expense) 41 recognized directly in other comprehensive income 20 (32) (26) INCOME (LOSS) 135 228 (169) Itemsthatareormaybereclassi?edsubsequentlytothestatementofoperations Results from derivative ?nancial instruments designated as cash ?ow hedges 17.4 80 60 (5) Currency translation results of foreign subsidiaries 21.2 (326) (400) (193) Income tax income (expense) 19 recognized directly in other comprehensive income 20 18 70 (228) (270) (179) Total items of other comprehensive income (loss), net (93) (42) (348) (Millions of Dollars) TOTALCOMPREHENSIVEINCOME(LOSS) 792 736 (1,794) Non-controlling interest comprehensive income (loss) (36) 14 (181) CONTROLLINGINTERESTCOMPREHENSIVEINCOME(LOSS) $ 828 722 (1,613) The accompanying notes are part of these consolidated ?nancial statements. CEMEX 2022 INTEGRATED REPORT 127

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G DECEMBER 31, NOTES 2022 2021 CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES ASSETS CURRENTASSETS Cash and cash equivalents 9 $ 495 613 Trade accounts receivable 10 1,644 1,521 CONSOLIDATED Other accounts receivable 11 535 558 Inventories 12 1,669 1,261 Assets held 272 for sale and other current assets 13 183 STATEMENTS Total current assets 4,526 4,225 OF FINANCIAL NON-CURRENTASSETS Investments in associates and joint ventures 14.1 640 535 POSITION Other investments and non-current accounts receivable 14.2 293 243 Property, machinery and equipment, net and assets for the right-of-use, net 15 11,284 11,322 Goodwill and intangible assets, net 16 9,293 9,763 Deferred income tax assets 562 20.2 411 22,425 Total non-current assets 21,921 TOTALASSETS $ 26,447 26,650 LIABILITIESANDSTOCKHOLDERS’EQUITY CURRENTLIABILITIES (Millions of Dollars) Current debt 17.1 $ 51 73 Other current ?nancial obligations 17.2 936 867 Trade payables 2,966 2,762 Income tax payable 368 437 Other current liabilities 18.1 1,225 1,202 Liabilities directly 39 related to assets held for sale 13 – Total current liabilities 5,546 5,380 NON-CURRENTLIABILITIES Non-current debt 17.1 6,920 7,306 Other non-current ?nancial obligations 17.2 918 911 Pensions and other post-employment bene?ts 19 695 999 Deferred income tax liabilities 20.2 394 485 Other non-current liabilities 1,298 18.2 1,065 10,999 Total non-current liabilities 9,992 TOTALLIABILITIES 15,538 16,379 STOCKHOLDERS’EQUITY Controlling interest: Common stock and additional paid-in capital 21.1 7,810 7,810 Other equity reserves and subordinated notes 21.2 (1,555) (1,371) Retained earnings 3,388 21.3 4,246 Total controlling interest 10,501 9,827 Non-controlling interest 444 21.4 408 10,271 TOTALSTOCKHOLDERS’EQUITY 10,909 TOTALLIABILITIESANDSTOCKHOLDERS’EQUITY $ 26,447 26,650 The accompanying notes are part of these consolidated ?nancial statements. CEMEX 2022 INTEGRATED REPORT 128

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G YEARS ENDED DECEMBER 31, NOTES 2022 2021 2020 CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES OPERATINGACTIVITIES Consolidatednetincome(loss) $ 885 778 (1,446) Discontinued operations 324 (39) (100) Net income (loss) from continuing operations 561 817 (1,346) Adjustments for: CONSOLIDATED Gain on sale of emission allowances 2.19, 7 – (600) – Depreciation and amortization of assets 5, 6 1,120 1,120 1,105 Impairment losses of longed-lived assets 7 442 509 1,520 STATEMENTS Share of pro?t of equity accounted investees 14.1 (30) (54) (49) Results on sale of subsidiaries, other disposal groups and others (116) (23) (5) OF CASH FLOWS Financial expense, ?nancial income and other items, net 354 737 888 Income taxes 20 209 137 36 Changes in working capital, excluding income taxes (390) (143) 199 Cash?owsprovidedbyoperatingactivitiesfromcontinuingoperations 2,150 2,500 2,348 Interest paid (493) (524) (679) Income taxes paid (188) (170) (124) Net cash ?ows provided by operating activities from continuing operations 1,469 1,806 1,545 Net cash ?ows provided by operating activities from discontinued operations 6 37 49 Netcash?owsprovidedbyoperatingactivities 1,475 1,843 1,594 INVESTINGACTIVITIES Purchase of property, machinery and equipment, net 15 (909) (776) (538) Proceeds from disposal of subsidiaries and assets held for sale, net 4, 14.1 341 122 628 (Millions of Dollars) Proceeds from the sale of emission allowances 2.19, 7 – 600 –Acquisition of intangible assets, net 16.1 (151) (192) (53) Non-current assets and others, net (12) (10) 50 Cash ?ows provided by (used in) investing activities from continuing operations (731) (256) 87 Net cash ?ows provided by (used in) investing activities from discontinued operations (1) (17) – Netcash?owsprovidedby(usedin)investingactivities (732) (273) 87 FINANCINGACTIVITIES Proceeds from new debt instruments 17.1 2,006 3,960 4,210 Debt repayments 17.1 (2,420) (5,897) (4,572) Issuance of subordinated notes 21.2 – 994 –Other financial obligations, net 17.2 (197) (288) (820) Share repurchase program 21.1 (111) – (83) Shares in trust for future deliveries under share-based compensation 22 (36) – –Changes in non-controlling interests and repayment of perpetual debentures 21.4 (14) (447) (105) Derivative ?nancial instruments 17.4 34 (41) 12 Coupons on perpetual debentures and subordinated notes 21.2, 21.4 (51) (24) (24) Non-current liabilities, net (172) (109) (138) Netcash?owsusedin?nancingactivities (961) (1,852) (1,520) Increase (decrease) in cash and cash equivalents from continuing operations (223) (302) 112 Increase in cash and cash equivalents from discontinued operations 5 20 49 Foreign currency translation effect on cash 100 (55) 1 Cash and cash equivalents at beginning of period 613 950 788 CASHANDCASHEQUIVALENTSATENDOFPERIOD 9 $ 495 613 950 Changesinworkingcapital,excludingincometaxes: Trade receivables $ (208) (20) 25 Other accounts receivable and other assets (23) 94 (22) Inventories (464) (341) 24 Trade payables 290 290 20 Other accounts payable and accrued expenses 15 (166) 152 The accompanying notes are part of these consolidated ?nancial statements. Changesinworkingcapital,excludingincometaxes $ (390) (143) 199 CEMEX 2022 INTEGRATED REPORT 129

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES OTHER EQUITY ADDITIONAL RESERVES AND TOTAL TOTAL COMMON PAID-IN SUBORDINATED RETAINED CONTROLLING NON-CONTROLLING STOCKHOLDERS’ NOTES STOCK CAPITAL NOTES EARNINGS INTEREST INTEREST EQUITY STATEMENTS BalanceasofDecember31,2019 $ 318 10,106 (2,724) 1,621 9,321 1,503 10,824 Net loss for the period – – – (1,467) (1,467) 21 (1,446) OF CHANGES IN Other comprehensive income (loss) for the period – – (146) – (146) (202) (348) Total of other comprehensive income (loss) for the period 21.2 – – (146) (1,467) (1,613) (181) (1,794) STOCKHOLDERS’ Own shares purchased under shares repurchase program 21.1 – (50) (33) – (83) – (83) Restitution of retained earnings 21.3 – (2,481) – 2,481 – – – EQUITY Changes in non-controlling interest 21.4 – – 445 – 445 (445) –Share-based compensation 22 – – 29 – 29 – 29 Coupons paid on perpetual debentures 21.4 – – (24) – (24) – (24) BalanceasofDecember31,2020 318 7,575 (2,453) 2,635 8,075 877 8,952 Net income for the period – – – 753 753 25 778 Other comprehensive income (loss) for the period – – (31) – (31) (11) (42) Total of other comprehensive income (loss) for the period 21.2 – – (31) 753 722 14 736 For the years ended December 31, 2022, 2021 and 2020 Own shares purchased under shares repurchase program 21.1 – (83) 83 – – – – (Millions of Dollars) Issuance of subordinated notes 21.2 – – 994 – 994 – 994 Changes in non-controlling interest and repayment of perpetual debentures 21.4 – – – – – (447) (447) Share-based compensation 22 – – 77 – 77 – 77 Coupons paid on perpetual debentures and subordinated notes 21.2,21.4 – – (41) – (41) – (41) BalanceasofDecember31,2021 318 7,492 (1,371) 3,388 9,827 444 10,271 Net income for the period – – – 858 858 27 885 Other comprehensive income (loss) for the period – – (30) – (30) (63) (93) Total of other comprehensive income (loss) for the period 21.2 – – (30) 858 828 (36) 792 Own shares purchased under shares repurchase program 21.1 – – (111) – (111) – (111) Shares in trust for future deliveries under share based compensation 22 – – (36) – (36) – (36) Changes in non-controlling interest 21.4 – – – – – – –Share-based compensation 22 – – 47 – 47 – 47 Coupons paid on subordinated notes 21.2, 21.4 – – (54) – (54) – (54) BalanceasofDecember31,2022 $ 318 7,492 (1,555) 4,246 10,501 408 10,909 The accompanying notes are part of these consolidated ?nancial statements. CEMEX 2022 INTEGRATED REPORT 130

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES 1) Description of Business CEMEX, S.A.B. de C.V., originated in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico, and is the parent company of entities whose main activities are oriented to the construction industry, through the production, NOTES TO THE marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including urbanization solutions. In addition, CEMEX, S.A.B. de C.V. performs signi?cant business and operational activities in Mexico. CONSOLIDATED The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) (Certi?cados de Participación Ordinaria) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS FINANCIAL represents ten CPOs. The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without STATEMENTS its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 9, 2023 considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for approval to the Annual General Ordinary Shareholders’ Meeting of the Parent Company on March 23, 2023. 2) Signi?cant Accounting Policies As of December 31, 2022, 2021 and 2020 2.1) Basis of Presentation and Disclosure The consolidated ?nancial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, were prepared in accordance (Millions of U.S. Dollars) with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Presentation currency and de?nition of terms The consolidated financial statements and the accompanying notes are presented in Dollars of the United States of America (“United States”), except when specific reference is made to a different currency. When reference is made to “Dollar,” “Dollars” or “$” it means Dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “Pesos”, it means Mexican Pesos. When reference is made to “€” or “Euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “Ł” or “Pounds”, it means British Pounds sterling. Previously reported Dollar amounts of prior years are not restated unless the transactions in other currencies are still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. Amounts reported in Dollars should not be construed as representations that such amounts represented those Dollars or could be converted into Dollars at the rate indicated. Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 20.4 and 25), which are originated in jurisdictions where currencies are different from the Dollar, are presented in Dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such Dollar amounts will ?uctuate over time due to changes in exchange rates. Discontinued operations (note 4.2) Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s Statements of Operations present in the single line item of “Discontinued operations,” net of income tax, the results of: a) Neoris N.V. (“Neoris”) operations for the period from January 1 to October 25, 2022 and for the years 2021 and 2020; b) the operating segments in Costa Rica and El Salvador for the period from January 1 to August 31, 2022 and for the years 2021 and 2020; c) the white cement business sold in Spain for the period from January 1 to July 9, 2021 and for the year 2020; d) France related to the assets sold in the Rhone Alpes region for the three-month period ended March 31, 2021 and for the year 2020; e) certain assets sold in the United Kingdom for the period from January 1 to August 3, 2020 and; f) the cement assets sold in the United States for the period from January 1 to March 6, 2020. CEMEX 2022 INTEGRATED REPORT 131

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Statements of operations CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of CEMEX’s NOTES TO THE “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described below in this note. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX’s main activities or which are of a non-recurring nature, including CONSOLIDATED impairment losses of long-lived assets, non-recurring sales of emission allowances (note 2.19), results on disposal of assets and restructuring costs, among others FINANCIAL (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs. STATEMENTS Considering that it is a relevant measure used by CEMEX’s management to review operating performance and for decision-making purposes, as well as an indicator used by CEMEX’s creditors of its ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of notes 4.3 and 17, CEMEX presents “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization). Operating EBITDA is not a measure of financial performance, an alternative to cash flows or a measure of liquidity under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies. Statements of cash ?ows The statements of cash ?ows exclude the following transactions that did not represent sources or uses of cash: Financing activities: • In 2022, 2021 and 2020, the increases in other financing obligations in connection with lease contracts negotiated during the year for $296, $227 and $213, respectively (note 17.2); and Investing activities: • In 2022, 2021 and 2020, in connection with the leases negotiated during the year, the increases in assets for the right-of-use related to lease contracts for $296, $227 and $213, respectively (note 15.2) . Newly issued IFRS adopted in the reported periods Beginning January 1, 2022, CEMEX adopted prospectively IFRS amendments that did not result in any material impact on its results or ?nancial position, and which are explained as follows: STANDARD MAINTOPIC Amendment to IAS 37,Provisions, Contingent Liabilities Clarifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the and Contingent Assets – Onerous Contracts—Cost contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that of Fulfilling a Contract contract or an allocation of other costs that relate directly to ful?lling contracts. Amendments to IAS 16,Property, Plant and Equipment Clari?es the standard to prohibit deducting from the cost of an item of property, plant and –Proceeds before Intended Use equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Annual improvements (2018-2020 cycle): IFRS 1, The amendment permits a subsidiary to measure cumulative translation differences using the First-time Adoption of IFRS – Subsidiary as a amounts reported by its parent, based on the parent’s date of transition to IFRSs. First-time Adopter Annual improvements (2018-2020 cycle): IFRS 9, The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in Financial Instruments – Fees in the ‘10 per cent’ assessing whether to derecognize a ?nancial liability. An entity includes only fees paid or received Test for Derecognition of Financial Liabilities between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. Amendments to IFRS 3,Business Combinations Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without – Reference to the conceptual framework changing the accounting requirements for business combinations. CEMEX 2022 INTEGRATED REPORT 132

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 2.2) Principles of Consolidation The consolidated ?nancial statements include those of CEMEX, S.A.B. de C.V. and those of the entities over which the Parent Company exercises control, including NOTES TO THE structured entities (special purpose entities), by means of which the Parent Company, directly or indirectly, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee’s relevant activities. Balances and operations between CONSOLIDATED related parties are eliminated in consolidation. FINANCIAL Investments in associates when CEMEX has signi?cant in?uence which is generally presumed with a minimum equity interest of 20%, and/or joint ventures STATEMENTS arrangements in which the Company and other third-party investors have joint control and have rights to the net assets of the arrangements, are accounted for by the equity method. The equity method reflects the investee’s original cost and CEMEX’s share of the investee’s equity and earnings after acquisition. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture. 2.3) Use of Estimates and Critical Assumptions The preparation of ?nancial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the ?nancial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to signi?cant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets and uncertain tax positions, the measurement of ?nancial instruments at fair value, the assets and liabilities related to employee bene?ts, legal proceedings and provisions regarding assets retirements obligations and environmental liabilities. Signi?cant judgment is required by management to appropriately assess the amounts of these concepts. 2.4) Climate Change and Commitments for the Reduction of Carbon Dioxide (“CO2”) Emissions (Unaudited) The cement industry releases CO2 as part of the production process, mainly during the calcination of limestone, as well as CO2 released through the use of fossil fuels in the kilns. Currently, it is estimated that the whole cement industry releases between 5% to 7% of global CO2 emissions per year. In CEMEX, from estimated 50 million tons of gross CO2 emissions per year, 60% are directly related to the production process (Scope 1), 20% are indirect emissions from electricity consumption (Scope 2) and the remaining 20% arise from activities of supply and transportation (Scope 3). CEMEX has an agenda of medium-term and long-term initiatives aiming at significantly reducing its CO2 emissions in order to align the Company’s efforts with the Paris Agreement objectives of limiting global warming to 1.5şC above pre-industrial levels. During 2022, CEMEX enhanced its goals by redefining its medium-term and long-term targets, which are mainly: 1) a 35% reduction in CO2 emissions by 2025 and reaching a reduction greater than 47% by 2030, compared to its 1990 baseline in Scope 1 emissions; 2) achieve a 58% reduction in Scope 2 emissions by 2030 compared to a 2020 baseline, which represents reaching a 65% clean electricity consumption; 3) achieve reductions by 2030 compared to a 2020 baseline, of 25% in CO2 emissions per ton of purchased clinker and cement, 30% in transport emissions, 40% of Scope 3 emissions per ton of purchased fuels and 42% in absolute Scope 3 emissions from the use of traded fuels; and 4) reach net zero CO2 emissions across the company by 2050. CEMEX’s 2030 targets for its cement business were verified by the Science-Based Targets initiative (“SBTi”) to be in line with the 1.5şC scenario. Also, CEMEX’s 2050 net-zero roadmap was validated by SBTi. SBTi, the foremost entity on science-based climate action goals, drives ambitious climate action in the private sector by enabling companies to set science-based emissions reductions targets. To meet CEMEX’s 2030 targets, the objectives will have an impact that will range from -10% to +10% in the total cash payout of the annual executive variable compensation of the Chief Executive Officer, the top senior management, and approximately 4,400 employees, eligible for executive variable compensation. Moreover, CEMEX has detailed yearly CO2 roadmaps developed for each cement plant which include, among other factors: a) the increasing use of alternative fuels and electricity from clean sources as well as combustion enhancers such as hydrogen, b) the increasing use of decarbonated or lower carbon raw materials and cementitious materials to reduce the clinker factor, as well as, c) a roll-out of other proven CO2 reduction technologies and the investments required for their implementation. CEMEX 2022 INTEGRATED REPORT 133

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Furthermore, to achieve the net-zero CO2 emissions target globally by 2050, CEMEX is working through an open innovation platform in which it partners and collaborates with start-ups, universities, other industry players and entities from other industries to develop a robust research and development portfolio of NOTES TO THE projects aimed at identifying the most promising technologies to capture, store and utilize CO2. These new technologies should contribute beyond 2030 to fully decarbonize CEMEX’s operations. To build this portfolio, CEMEX is tapping into and expects to continue to tap government funding in Europe and the United CONSOLIDATED States, where there are well established programs to foster innovation in the green technologies of the future. CEMEX continues to pursue its strategy in the FINANCIAL different markets where it operates. STATEMENTS As of the reporting date, there are no internal plans or commitments with local authorities to shut down operating assets due to climate change issues or concerns. For the years ended December 31, 2022, 2021 and 2020, the Company’s other expenses, net, in the statement of operations, include expenses and losses associated with severe weather conditions of $1, $5 and less than $1, respectively, mainly related with hurricane Ian in 2022, storms in Texas in 2021 and Hurricanes Sally and Maria in 2020. The incremental cost is related to power and gas consumption costs and additional parts replacement due to these events. As of December 31, 2022, CEMEX does not expect additional investments, expenses, or losses in connection with these events of nature. 2.5) Foreign Currency Transactions and Translation of Foreign Currency Financial Statements Transactions denominated in foreign currencies are recorded in the functional currency of each consolidated entity at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of each consolidated entity at the exchange rates prevailing at the statement of ?nancial position date, and the resulting foreign exchange ?uctuations are recognized in earnings, except for exchange ?uctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) ?uctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 21.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal. The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to Dollars at the closing exchange rate for the statement of financial position and at the closing exchange rates of each month within the period for the statements of operations. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 21.2) until the disposal of the net investment in the foreign subsidiary. Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the Dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the Peso for all assets, liabilities and transactions associated with these activities. The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the statements of operations in respect to CEMEX’s main functional currencies to the Dollar as of December 31, 2022, 2021 and 2020, were as follows: 2022 2021 2020 CURRENCY CLOSING AVERAGE CLOSING AVERAGE CLOSING AVERAGE Peso 19.5000 20.0274 20.5000 20.4266 19.8900 21.5766 Euro 0.9344 0.9522 0.8789 0.8467 0.8183 0.8736 British Pound Sterling 0.8266 0.8139 0.7395 0.7262 0.7313 0.7758 Colombian Peso 4,810 4,277 3,981 3,783 3,433 3,730 CEMEX 2022 INTEGRATED REPORT 134

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 2.6) Cash and Cash Equivalents (note 9) The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly liquid short-term investments, which are NOTES TO THE readily convertible into known amounts of cash, and which are not subject to signi?cant risks of changes in their values, including overnight investments, which yield ?xed returns and have maturities of less than three months from the investment date. These ?xed-income investments are recorded at cost plus accrued interest. CONSOLIDATED Accrued interest is included in the income statement as part of “Financial income and other items, net.” FINANCIAL When applicable, the amount of cash and cash equivalents in the statement of ?nancial position includes restricted cash and investments to the extent that any STATEMENTS restriction will be lifted in less than three months from the reporting date, comprised of deposits in margin accounts that guarantee certain obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term “Other accounts receivable,” as appropriate. 2.7) Financial Instruments Classi?cation and measurement of ?nancial instruments Financial assets are classified as “Held to collect” and measured at amortized cost when they meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows; and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Amortized cost represents the Net Present Value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions: • Cash and cash equivalents (notes 2.6 and 9). • Trade receivables, other current accounts receivable and other current assets (notes 10 and 11). Due to their short-term nature, CEMEX initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below. • Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of ?nancial position (notes 10 and 17.2) . • Investments and non-current accounts receivable (note 14.2) . Subsequent changes in effects from amortized cost are recognized in the income statement as part of “Financial income and other items, net”. Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (note 14.2) . CEMEX does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets. The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the income statement as part of “Financial income and other items, net” (note 14.2) . Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 17.1 and 17.2) . Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments. Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (note 17.4) . CEMEX 2022 INTEGRATED REPORT 135

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Impairment of ?nancial assets Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such NOTES TO THE ?nancial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model CONSOLIDATED of trade accounts receivable, CEMEX segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and FINANCIAL determines for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment STATEMENTS of 365 days or more past due. Costs incurred in the issuance of debt or borrowings Direct costs incurred in debt issuances or borrowings, as well as debt re?nancing or non-substantial modi?cations to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt re?nancing or modi?cations to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the income statement as incurred. Leases (notes 2.9, 15 and 17.2) At the inception of a contract, CEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if at inception of the contract, it conveys the right to control the use of an identi?ed asset for a period in exchange for consideration, based on IFRS 16, Leases (“IFRS 16”). Pursuant to IFRS 16, leases are recognized as ?nancial liabilities against assets for the right-of-use, measured at their commencement date as the NPV of the future contractual ?xed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX´s incremental borrowing rate. CEMEX determines its incremental borrowing rate by obtaining interest rates from its external ?nancing sources and makes certain adjustments to re?ect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased. CEMEX does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Interest expense” line item in the income statement. At commencement date or on modi?cation of a contract that contains a lease component, CEMEX allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX applies the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognizes the lease payment of these leases as rental expense in the income statement over the lease term. CEMEX de?ned the lease contracts related to office and computer equipment as low-value assets. The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero. CEMEX 2022 INTEGRATED REPORT 136

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Hedging instruments (note 17.4) A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that NOTES TO THE the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 17.5) . The accounting categories of hedging instruments are: a) cash flow hedge; b) fair value hedge of an asset or forecasted transaction; and c) hedge of a net investment in CONSOLIDATED a subsidiary. FINANCIAL In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and STATEMENTS are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 2.5), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal. Embedded derivative ?nancial instruments CEMEX reviews its contracts to identify the existence of embedded derivatives. Identi?ed embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of ?nancial position as assets or liabilities, applying the same valuation rules used for other derivative instruments. Put options granted for the purchase of non-controlling interests Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2022 and 2021, CEMEX did not have written put options. Fair value measurements (note 17.3) Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows: • Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX can access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available. • Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable. • Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash ?ows or multiples of Operating EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value. CEMEX 2022 INTEGRATED REPORT 137

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 2.8) Inventories (note 12) Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures NOTES TO THE incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, because of internal events, such as physical damage, or external events, such as technological changes or market CONSOLIDATED conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net FINANCIAL realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets. STATEMENTS 2.9) Property, Machinery and Equipment and Assets for the Right-of-Use (note 15) Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of ?xed assets is recognized as part of cost and operating expenses (notes 5 and 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2022, the average useful lives by category of ?xed assets, which are reviewed at each reporting date, were as follows: YEARS Administrative buildings 27 Industrial buildings 24 Machinery and equipment in plant 16 Ready-mix trucks and motor vehicles 8 Office equipment and other assets 6 As of December 31, 2022, to the best of its knowledge, management considers that its commitments and actions in relation to climate change will not affect the estimated average useful lives of its property, machinery and equipment described above (note 2.4) . Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to CEMEX by the end of the lease term or if the cost of the asset for the right-of-use re?ects that CEMEX will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, plant and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period. All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of its carrying amount. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units-of-production method. Costs incurred in respect of operating ?xed assets that result in future economic bene?ts, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such ?xed assets. Periodic maintenance of ?xed assets is expensed as incurred. Advances to suppliers of ?xed assets are presented as part of other long-term accounts receivable. CEMEX 2022 INTEGRATED REPORT 138

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 2.10) Business Combinations, Goodwill and Other Intangible Assets (notes 4.1 and 16) Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired NOTES TO THE and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identi?ed and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2.11) . Goodwill may be CONSOLIDATED adjusted for any change to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs FINANCIAL associated with the acquisition are expensed in the income statement as incurred. STATEMENTS CEMEX capitalizes intangible assets acquired and costs incurred in the development of intangible assets when probable future economic bene?ts are identi?ed and there is evidence of control over such bene?ts. Intangible assets are recognized at their acquisition or development cost, as applicable. Inde?nite life intangible assets are not amortized since the period in which the bene?ts associated with such intangibles will terminate cannot be accurately established. De?nite life intangible assets are amortized on a straight-line basis or using the units-of-production method, as applicable, as part of operating costs and expenses (notes 5 and 6). Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs are recognized in the operating results as incurred. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years. Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not signi?cant to CEMEX, are capitalized when probable future economic bene?ts associated with such activities are identi?ed. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic bene?ts are not achieved, any capitalized costs are subject to impairment. CEMEX’s extraction rights have weighted-average useful lives of 83 years, depending on the sector and the expected life of the related reserves. As of December 31, 2022, except for extraction rights which are amortized using the units-of-production method and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years. 2.11) Impairment of Long-Lived Assets (notes 15 and 16) Property, machinery and equipment, assets for the right-of-use, intangible assets of de?nite life and other investments These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other expenses, net” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers. When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. To obtain discounted cash ?ows attributable to each intangible asset, such revenue is adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most signi?cant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash ?ows are consistent with internal forecasts and industry practices. The fair values of these assets are signi?cantly sensitive to changes in such relevant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third-party valuation advisors. Signi?cant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the signi?cant economic assumptions. CEMEX 2022 INTEGRATED REPORT 139

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists NOTES TO THE of the higher of such group of CGUs fair value less cost to sell and its value in use, the latter represented by the NPV of estimated future cash ?ows to be generated by such CGUs to which goodwill was allocated, which are determined over periods of 5 years. If the value in use of a group of CGUs to which goodwill has been CONSOLIDATED allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the FINANCIAL market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other expenses, net”, if the recoverable amount is lower than the net book value of the group of CGUs. Impairment charges recognized on goodwill are not STATEMENTS reversed in subsequent periods. The reportable segments reported by CEMEX (note 4.3), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the reportable segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes. Impairment tests are significantly sensitive to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data; plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained. 2.12) Provisions CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2022 and 2021, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 25.1. Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as de?ned in the legislation. Restructuring CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management and have been communicated to the third parties involved and/or affected by the restructuring prior to the statement of financial position’s date. These provisions may include costs not associated with CEMEX’s ongoing activities. CEMEX 2022 INTEGRATED REPORT 140

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Asset retirement obligations (note 18) Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the NOTES TO THE NPV of estimated future cash flows to be incurred in the restoration process and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the CONSOLIDATED line item “Financial income and other items, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is FINANCIAL modi?ed prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable conditions at the end of their operation. STATEMENTS Costs related to remediation of the environment (notes 18 and 25) Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not signi?cant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs. Contingencies and commitments (notes 24 and 25) Obligations or losses related to contingencies are recognized as liabilities in the statement of ?nancial position only when present obligations exist resulting from past events that are probable to result in an out?ow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the ?nancial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the ?nancial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the ?nancial statements. The Company recognizes contingent revenues, income or assets only when their realization is virtually certain. 2.13) Pensions and other Post-Employment Bene?ts (note 19) De?ned contribution pension plans The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations. De?ned bene?t pension plans and other post-employment bene?ts The costs associated with employees’ benefits for defined benefit pension plans and other post-employment benefits, generally comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered by the employees based on actuarial estimations of the benefits’ present value considering the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity. The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income and other items, net.” The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or significantly reduce the population subject to pension benefits, respectively, are recognized within operating costs and expenses. CEMEX 2022 INTEGRATED REPORT 141

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Termination bene?ts Termination bene?ts, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the NOTES TO THE period in which they are incurred. CONSOLIDATED 2.14) Income Taxes (note 20) The effects re?ected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, FINANCIAL determined according to the income tax law applicable to each subsidiary, re?ecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes STATEMENTS represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted. Deferred tax assets are reviewed at each reporting date and are derecognized when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would derecognized such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. To determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX’s income statement for such period. The income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations. The effective income tax rate is determined dividing the line item “Income tax” by the line item “Earnings before income tax.” This effective tax rate is further reconciled to CEMEX’s statutory tax rate applicable in Mexico (note 20.3) . A significant effect in CEMEX’s effective tax rate and consequently in the reconciliation of CEMEX’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. CEMEX 2022 INTEGRATED REPORT 142

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G For the years ended December 31, 2022, 2021 and 2020, the statutory tax rates in CEMEX’s main operations were as follows: COUNTRY 2022 2021 2020 NOTES TO THE Mexico 30.0% 30.0% 30.0% CONSOLIDATED United States 21.0% 21.0% 21.0% United Kingdom 19.0% 19.0% 19.0% FINANCIAL France 25.8% 28.4% 32.0% Germany 28.2% 28.2% 28.2% STATEMENTS Spain 25.0% 25.0% 25.0% Philippines 25.0% 25.0% 30.0% Israel 23.0% 23.0% 23.0% Colombia 35.0% 31.0% 32.0% Others 5.5% – 30.0% 5.5% – 30.0% 9.0% – 30.0% CEMEX’s current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rate fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction. 2.15) Stockholders’ Equity Common stock and additional paid-in capital (note 21.1) These items represent the value of stockholders’ contributions and include the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings. Other equity reserves and subordinated notes (note 21.2) Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income (loss), which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners. Beginning in June 2021, this line item includes the balance of subordinated notes with no fixed maturity issued by the Parent Company. Considering that the Parent Company’s subordinated notes have no fixed maturity date, there is no contractual obligation for the Parent Company to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX and specific redemption events, are fully under the Parent Company’s control, under applicable IFRS, these subordinated notes issued by the Parent Company qualify as equity instruments and are classified within controlling interest stockholders’ equity. In addition, this line item includes the accrued interest under subordinated notes. The most significant items within “Other equity reserves and subordinated notes” during the reported periods are as follows: Items of “Other equity reserves and subordinated notes” included within other comprehensive income (loss): • Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current investment class (note 2.5); • The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2.7); • Changes in fair value of other investments in strategic securities (note 2.7); and • Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity. CEMEX 2022 INTEGRATED REPORT 143

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Items of “Other equity reserves and subordinated notes” not included in comprehensive income (loss): • Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries; NOTES TO THE • Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity CONSOLIDATED instruments, such as the interest expense paid on perpetual debentures; FINANCIAL • The balance of subordinated notes with no ?xed maturity and any interest accrued thereof; and STATEMENTS • The cancellation of the Parent Company’s shares held by consolidated entities. Retained earnings (note 21.3) Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS. Non-controlling interest and perpetual debentures (note 21.4) This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amounts of ?nancial instruments (perpetual debentures) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another ?nancial asset; b) no prede?ned maturity date; and c) a unilateral option to defer interest payments or preferred dividends for indeterminate periods. In June 2021, CEMEX redeemed all its perpetual debentures. 2.16) Revenue Recognition (note 3) Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations are ful?lled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a signi?cant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract. Revenue and costs from trading activities, in which CEMEX acquires ?nished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes ownership risks on the goods purchased, not acting as agent or broker. When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX applies the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity. Progress payments and advances received from customers do not re?ect the work performed and are recognized as short-term or long-term advanced payments, as appropriate. 2.17) Cost of Sales and Operating Expenses (notes 5 and 6) Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business. Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management. CEMEX 2022 INTEGRATED REPORT 144

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved speci?cally in sales activities. Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of ?nished NOTES TO THE products between plants and points of sale and freight expenses between points of sales and the customers’ facilities. CONSOLIDATED 2.18) Executive Share-Based Compensation (note 22) FINANCIAL Share-based payments to executives are de?ned as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives upon exercise of the awards based on STATEMENTS changes in the Parent Company and/or the subsidiary’s stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the operating results during the periods in which the exercise rights are vested. Liability instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. 2.19) Allowances Related to Emissions of CO2 According to the Paris Agreement objectives (note 2.4), in certain countries where CEMEX operates, such as the EU countries and the United Kingdom, among others, mechanisms aimed at reducing carbon dioxide emissions have been established, such as the EU’s Emissions Trading System (“EU ETS”), by means of which, the relevant environmental authorities grant annually certain number of emission rights (“Allowances”) so far free of cost to the entities releasing CO2. Entities in turn must submit to such environmental authorities at the end of the compliance period, Allowances for a volume equivalent to the tons of CO2 released. Companies must buy additional Allowances to meet deficits between actual CO2 emissions during the compliance period and Allowances received. Entities may also dispose of any surplus of Allowances in the market. In general, failure to meet the emissions caps is subject to significant monetary penalties. The trend is that Allowances received free of cost will be reduced over time so that entities are compelled to act and gradually reduce the aggregate volume of emissions. As of December 31, 2022, according to management estimates (unaudited), CEMEX held excess Allowances received for no consideration in prior years sufficient to allow the Company offsetting CO2 costs in the EU and the United Kingdom operations until 2026. Moreover, the increasing use of decarbonated or lower carbon raw materials, although far more expensive than traditional raw materials, among other strategies to reduce CO2 emissions such as the use of alternative fuels and decarbonated or lower carbon cementitious materials, may allow CEMEX, according to internal estimates, to extend its consolidated surplus of Allowances beyond 2026. CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows: • Certificates received through government grants for no consideration paid are recognized at zero cost in the statement of financial position. • Revenues received from the sale of excess Allowances are recognized in the statement of operations in the period in which they occur. • Allowances that would be acquired to hedge exceeding CO2 emissions would be recognized as intangible assets at cost and would be further amortized to cost of sales during the compliance period. • CEMEX would accrue a provision at market value against cost of sales when current emissions of CO2 would exceed the number of emission rights on hand and the required additional Allowances would not be yet acquired in the market. • In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred. 2.20) Concentration of Credit CEMEX sells its products primarily to distributors in the construction industry, with no speci?c geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2022, 2021 and 2020, no single customer individually accounted for a signi?cant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no signi?cant concentration of a speci?c supplier relating to the purchase of raw materials. CEMEX 2022 INTEGRATED REPORT 145

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 2.21) Newly Issued IFRS Not Yet Adopted There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company’s management expects to adopt in their specific NOTES TO THE effective dates considering preliminarily without any significant effect in the Company’s financial position or operating results, and which are summarized as follows: CONSOLIDATED STANDARD MAINTOPIC EFFECTIVEDATE FINANCIAL Amendments to IFRS 10,Consolidated ?nancial Clarify the recognition of gains or losses in the Parent’s financial statements for the Has yet to be set statements and IAS 28 sale or contribution of assets between an investor and its associate or joint venture. STATEMENTS Amendments to IAS 1,Presentation of Financial Clari?es the requirements to be applied in classifying liabilities as current and non-current. January 1, 2023 Statements– Classification of Liabilities as Current or Non-current Amendments to IAS 8,De?nition of Accounting The amendment makes a distinction between how an entity should present and disclose January 1, 2023 Estimates different types of accounting changes in its ?nancial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. Amendments to IAS 1 and IFRS Practice The amendment requires entities to disclose their material accounting policies rather January 1, 2023 Statement 2, Disclosure of Accounting Policies than their signi?cant accounting policies. To support this amendment the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2 Making Materiality Judgements to accounting policy disclosures. Amendments to IAS 12,Income Taxes – Deferred The amendment clari?es that companies should account for deferred tax assets and January 1, 2023 Tax related to Assets and Liabilities arising liabilities on transactions such as leases and decommissioning obligations. CEMEX has from a Single Transaction always applied these criteria. IFRS 17, Insurance Contracts The new Standard establishes the principles for the recognition, measurement, January 1, 2023 presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance contracts. The Standard outlines a General Model, which is modi?ed for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simpli?ed if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach. Amendments to IFRS 16,Leases – Lease The amendments mentioned that on initial recognition, the seller-lessee would include January 1, 2024 Liability in a Sale and Leaseback variable payments when it measures a lease liability arising from a sale-and-leaseback transaction. In addition, the amendments established that the seller-lessee could not recognize gains or losses relating to the right of use it retains after initial recognition. CEMEX 2022 INTEGRATED REPORT 146

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 3) Revenues CEMEX’s revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including NOTES TO THE urbanization solutions. CEMEX grants credit for terms ranging from 15 to 90 days depending on the type and risk of each customer. For the years ended December 31, 2022, 2021 and 2020, revenue is as follows: CONSOLIDATED 2022 2021 2020 FINANCIAL From the sale of goods associated to CEMEX’s main activities1 $ 15,137 14,009 12,344 From the sale of other goods and services 325 2 440 370 STATEMENTS $ 15,577 14,379 12,669 1 Include in each period immaterial amounts of revenue generated under construction contracts. 2 Refers mainly to revenues generated by subsidiaries not individually signi?cant operating in different lines of business. Information of revenues by reportable segment and line of business for the years 2022, 2021 and 2020 is presented in note 4.3 As of December 31, 2022 and 2021, amounts receivable for progress billings to and advances received from customers of construction contracts were not signi?cant. Moreover, for the years 2022, 2021 and 2020, revenues and costs related to construction contracts in progress were not material. Certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the income statement during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2022, 2021 and 2020 changes in the balance of contract liabilities with customers are as follows: 2022 2021 2020 Opening balance of contract liabilities with customers $ 257 201 225 Increase during the period for new transactions 1,493 1,626 1,536 Decrease during the period for exercise or expiration of incentives (1,458) (1,574) (1,561) Currency translation effects 1 4 1 Closing balance of contract liabilities with customers $ 293 257 201 For the years 2022, 2021 and 2020, CEMEX did not identify any signi?cant costs required to be capitalized as contract ful?lment assets and released over the contract life according to IFRS 15, Revenues from contracts with customers. 4) Business Combinations, Discontinued Operations and Selected Financial Information by Reportable Segment and Line of Business 4.1) Business Combinations On July 11, 2022, through a subsidiary in Germany, CEMEX completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21. The investment expands CEMEX’s aggregates business in the region and CEMEX estimates increases the life of aggregates reserves for CEMEX’s operations in Central Europe for at least the next 25 years. The majority stake in ProStein’s assets adds a full range of fine and hard aggregates to CEMEX’s aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets include six active hardstone plants and six construction, demolition, and excavation waste (CDEW) recovery sites. As of December 31, 2022, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, CEMEX has not determined any goodwill. On December 10, 2021, through a subsidiary in Mexico, CEMEX acquired Broquers Ambiental, a sustainable waste management company for a total consideration of $13. Broquers Ambiental assets include a plant for solid waste treatment for its use as alternate fuel. During 2022, considering the valuation of the fair values of the assets acquired and liabilities assumed, CEMEX determined goodwill of $4. CEMEX 2022 INTEGRATED REPORT 147

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G In January 2021, a subsidiary of CEMEX in Israel acquired two ready-mix concrete plants from Kinneret and Beton-He’Emek for an amount in shekels equivalent to $6. As of December 31, 2021, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, CEMEX determined goodwill of $5. NOTES TO THE During the ?rst 6 months of 2020, a subsidiary of CEMEX in Israel acquired a ready-mix concrete products business from Ashtrom Industries for an amount in CONSOLIDATED shekels equivalent to $33. After the conclusion of the purchase price allocation to the fair values of the assets acquired and liabilities assumed of this business, CEMEX determined goodwill of $2. FINANCIAL 4.2) Discontinued Operations STATEMENTS On October 25, 2022, to accelerate the growth and development of Neoris, its subsidiary in the digital solutions sector, CEMEX closed a partnership with Advent International (“Advent”). As part of the partnership CEMEX sold to Advent a 65% stake in Neoris for a total cash consideration of $119. While surrendering control to Advent, CEMEX retains an approximate 35% stake and remains as a key strategic partner and customer of Neoris. CEMEX’s retained an approximate 35% in Neoris was remeasured at fair value at the date of loss of control, is subsequently accounted for under the equity method and is presented in the line item “Investments in associates and joint ventures”. Neoris’ results for the period from January 1 to October 25, 2022 and for the years ended December 31, 2021 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $117, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control. In connection with this transaction, CEMEX, as borrower, entered into short-terms loan agreements with certain subsidiaries of Neoris to support Neoris with working capital requirements while the ownership transition took place. These loan were in market terms and conditions and were for amounts that are not material to CEMEX but material to Neoris. On August 31, 2022, through subsidiaries in Colombia and Spain, CEMEX concluded the sale with affiliates of Cementos Progreso Holdings, S.L. of its entire operations in Costa Rica and El Salvador for a total cash consideration of $325, related to CEMEX’s aggregate controlling interest. The assets sold consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of December 31, 2021 the assets and liabilities associated with the operations in Costa Rica and El Salvador were presented in the statement of financial position within the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale”, as correspond. CEMEX’s results of these operations for the period from January 1 to August 31, 2022 and for the years ended December 31, 2021 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date. On July 9, 2021, CEMEX closed the sale to Çimsa Çimento Sanayi Ve Ticaret A.?., of its white cement business, except for Mexico and the United States, for a total cash consideration of $155, including its Buńol cement plant in Spain and its white cement customer list. CEMEX’s operations of these assets in Spain for the period from January 1 to July 9, 2021 and for the year ended December 31, 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 net of the proportional allocation of goodwill of $41. On March 31, 2021, CEMEX closed the sale to LafargeHolcim of 24 concrete plants and one aggregates quarry located in the Rhone Alpes region in the Southeast of France for a total cash consideration of $44. CEMEX’s operations of these assets in France for the three-month period ended on March 31, 2021 and the year ended December 31, 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.” On August 3, 2020, through a subsidiary in the United Kingdom, CEMEX concluded the sale to Breedon Group plc of certain assets for a total cash consideration in Pounds equivalent to $230, including $30 of debt. The assets sold consisted of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. CEMEX’s operations of these assets in the United Kingdom for the period from January 1 to August 3, 2020, including in 2020 a loss on sale of $57 net of the proportional allocation of goodwill of $47 are reported in the statements of operations, net of tax, in the single line item “Discontinued operations.” On March 6, 2020, CEMEX concluded the sale to Eagle Materials Inc. of its U.S. subsidiary Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, for a total cash consideration of $665, of which the proceeds to CEMEX were $499. The assets sold consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s operations of these assets in the United States for the period from January 1 to March 6, 2020, including in 2020 a gain on sale of $14 net of the proportional allocation of goodwill of $291 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.” CEMEX 2022 INTEGRATED REPORT 148

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G The following table presents condensed combined information of the statement of ?nancial position for the assets held for sale in 2021 related to the operating segments in Costa Rica and El Salvador, as mentioned above: NOTES TO THE 2021 CONSOLIDATED Current assets $ 29 Non-current assets 48 FINANCIAL Total assets heldforsale 77 STATEMENTS Current liabilities 31 Non-current liabilities 8 Total liabilities directlyrelatedto assets heldforsale 39 Total net assets heldforsale $ 38 In addition, the following table presents condensed combined information of the statements of operations of CEMEX’s discontinued operations previously mentioned related to: a) Neoris operations for the period from January 1 to October 25, 2022 and for years ended December 31, 2021 and 2020; b) Costa Rica and El Salvador for the period from January 1 to August 31, 2022 and for the years ended December 31, 2021 and 2020; c) Spain related to the white cement business for the period from January 1 to July 9, 2021 and for the year ended December 31, 2020; d) France related to the Rhone Alpes region for the three-month period ended March 31, 2021 and the year ended December 31, 2020; e) the United Kingdom for the period from January 1 to August 3, 2020 and; f) the United States related to Kosmos assets for the period from January 1 to March 6, 2020. 2022 2021 2020 Revenues $ 256 354 490 Cost of sales and operating expenses (225) (304) (434) Other income (expenses), net (8) (42) (21) Financial expenses, net and others – 5 2 Earnings before income tax 23 13 37 Income tax (3) (48) (92) Result of discontinued operations 20 (35) (55) Net disposal result 304 (4) (45) Netresultofdiscontinuedoperations $ 324 (39) (100) 4.3) Selected Financial Information by Reportable Segment and Line of Business Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates by geography and business on a regional basis. For the reported periods, CEMEX’s operations were organized in four regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, Middle East, Africa and Asia (“EMEAA”) and 4) South, Central America and the Caribbean (“SCA&C”). The accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 2. Considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) “Rest of EMEAA” refers to CEMEX’s operations in the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) “Rest of SCA&C” refers to CEMEX’s operations in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of Trinidad Cement Limited (“TCL”); and c) “Caribbean TCL” refers to the operations of TCL and subsidiaries in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: 1) cement trade maritime operations, 2) the Parent Company, other corporate entities and finance subsidiaries, and 3) other minor subsidiaries with different lines of business. For the years 2022, 2021 and 2020, for purposes of the selected financial information by reportable segment and line of business, the operations of Neoris, formerly part of the segment “Others,” are presented as discontinued operations. The financial information for the years 2021 and 2020 previously reported was reformulated to consider this new presentation. CEMEX 2022 INTEGRATED REPORT 149

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Selected information of the consolidated statements of operations by reportable segment for the years 2022, 2021 and 2020, excluding the share of pro?ts of equity accounted investees by reportable segment that is included in the note 14.1, was as follows: NOTES TO THE (INCLUDING REVENUES LESS: DEPRECIATION LESS: OPERATING EARNINGS OTHER OTHER CONSOLIDATED 2022 TRANSACTIONS) INTRAGROUP TRANSACTIONS INTRAGROUP REVENUES OPERATING EBITDA AMORTIZATION AND EXPENSES,NET BEFOREOTHER EXPENSES, NET FINANCIAL EXPENSE ITEMS,NET FINANCING FINANCIAL United States Mexico $ 3,842 5,038 (200) (4) 5,034 3,642 1,133 762 455 172 307 961 (205) (69) (28) (55) (21) 32 STATEMENTS United Kingdom EMEAA 982 – 982 195 60 135 (8) (8) (8) Germany France 781 485 (46) – 439 781 40 63 28 50 12 13 2 1 (10) (2) (3) 2 Spain Poland 419 382 (36) (4) 346 415 64 6 22 28 (22) 42 (113) 1 (2) (2) 4 2 Philippines1 379 – 379 84 37 47 (2) 18 (9) Israel Rest of EMEAA 840 707 (1) – 706 840 112 116 55 46 61 66 (10) 5 (4) (4) – 2 ColombiaSCA&C 2 429 – 429 61 24 37 12 (7) 22 Panama2 149 (34) 115 28 16 12 (2) – –Caribbean TCL3 302 (8) 294 74 17 57 (19) (4) (1) Rest of SCA&CDominican Republic 2 394 348 (1) (6) 393 342 133 90 13 8 125 77 (2) (1) (2) (1) (3) (3) Others 2,849 (2,409) 440 (280) 89 (369) (57) (290) 31 Continuing operations Discontinued operations 18,326 256 (2,749) – 15,577 256 2,681 39 1,120 8 1,561 31 (467) (8) (401) (4) 47 4 Total $ 18,582 (2,749) 15,833 2,720 1,128 1,592 (475) (405) 51 (INCLUDING REVENUES LESS: DEPRECIATION LESS: OPERATING EARNINGS OTHER OTHER 2021 TRANSACTIONS) INTRAGROUP TRANSACTIONS INTRAGROUP REVENUES OPERATING EBITDA AMORTIZATION AND EXPENSES,NET BEFOREOTHER EXPENSES, NET FINANCIAL EXPENSE ITEMS,NET FINANCING Mexico United States $ 3,466 4,359 (142) (4) 3,324 4,355 1,164 778 464 161 1,003 314 (127) (43) (29) (47) (19) 2 United Kingdom EMEAA 940 – 940 141 69 72 (3) (8) (17) France Germany 472 863 (43) – 429 863 93 69 28 50 41 43 (6) – (11) (2) (2) –Spain Poland 405 359 (25) (6) 334 399 73 (6) 33 25 (39) 48 (331) (4) (2) (3) 51 1 Philippines1 424 – 424 114 40 74 (1) 17 (2) Rest of EMEAA Israel 785 618 (5) – 613 785 114 87 56 45 31 69 (110) (1) (3) (4) 2 1 ColombiaSCA&C 2 437 – 437 87 26 61 (19) (7) (12) Panama2 121 (23) 98 31 16 15 (2) – –Caribbean TCL3 280 (7) 273 65 19 46 (1) (6) (6) Rest of SCA&CDominican Republic 2 465 299 (21) (8) 444 291 110 128 13 7 121 97 (5) 3 (2) – (3) (1) Others 1,621 (1,251) 370 (209) 68 (277) 568 (551) (74) Discontinued operations Continuing operations 15,914 354 (1,535) – 14,379 354 2,839 66 1,120 16 1,719 50 (42) (82) (658) (5) (79) 10 Total $ 16,268 (1,535) 14,733 2,905 1,136 1,769 (124) (663) (69) CEMEX 2022 INTEGRATED REPORT 150

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G (INCLUDING REVENUES LESS: DEPRECIATION LESS: OPERATING EARNINGS OTHER OTHER 2020 TRANSACTIONS) INTRAGROUP TRANSACTIONS INTRAGROUP REVENUES OPERATING EBITDA AMORTIZATION AND EXPENSES,NET BEFOREOTHER EXPENSES, NET FINANCIAL EXPENSE ITEMS,NET FINANCING NOTES TO THE Mexico $ 2,812 (134) 2,678 931 148 783 (46) (31) (4) CONSOLIDATED United States EMEAA 3,994 (1) 3,993 747 440 307 (1,350) (53) (20) FINANCIAL France United Kingdom 754 739 – – 754 739 88 71 48 67 21 23 (73) (1) (12) (9) (77) 3 STATEMENTS Germany Poland 377 489 (37) (7) 370 452 74 67 25 28 39 49 (1) (3) (2) (2) (3) 1 PhilippinesSpain 1 398 319 (16) – 398 303 118 25 46 39 (14) 72 (195) (1) (3) 2 (9) 2 Rest of EMEAA Israel 754 582 (9) – 573 754 115 75 56 28 19 87 (26) – (3) (4) (22) 1 ColombiaSCA&C 2 404 – 404 86 25 61 (14) (5) (13) Panama2 80 (7) 73 12 16 (4) (19) (1) 1 Caribbean TCL3 251 (7) 244 65 22 43 (9) (6) (8) Rest of SCA&CDominican Republic 2 393 229 (11) (3) 390 218 100 84 15 8 85 76 (38) (5) (2) (1) 7 4 Others 796 (470) 326 (261) 94 (355) 18 (641) 22 Continuing operations Discontinued operations 13,371 505 (702) (15) 12,669 490 2,397 76 1,105 20 1,292 56 (1,763) (21) (773) (4) (115) 6 Total $ 13,876 (717) 13,159 2,473 1,125 1,348 (1,784) (777) (109) 1 CEMEX’s operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in CHP of 22.10% and 22.16%, respectively, of its ordinary shares (note 21.4) . 2 CEMEX Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Guatemala and Nicaragua, and until August 31, 2022, of the operations in Costa Rica and El Salvador. At year end 2022 and 2021, there is a non-controlling interest in CLH of 4.70% and 7.74%, respectively, of its ordinary shares, excluding shares held in CLH’s treasury (note 21.4) . 3 The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in TCL of 30.17% of its ordinary shares in both years (note 21.4) . CEMEX 2022 INTEGRATED REPORT 151

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Debt by reportable segment is disclosed in note 17.1. As of December 31, 2022 and 2021, selected statement of ?nancial position information by reportable segment was as follows: NOTES TO THE ASSOCIATES ANDJOINT SEGMENT OTHER TOTAL TOTAL NETASSETS ADDITIONSTO CONSOLIDATED 2022 VENTURES ASSETS ASSETS LIABILITIES BYSEGMENT FIXEDASSETS 1 United States Mexico $ 198 – 12,425 3,846 12,623 3,846 2,642 1,381 9,981 2,465 551 265 FINANCIAL STATEMENTS United Kingdom EMEAA 5 1,388 1,393 921 472 74 Germany France 42 3 910 449 452 952 255 471 481 197 57 33 Spain Poland – – 341 616 616 341 119 204 222 412 33 27 Israel Philippines – – 771 792 792 771 495 155 637 276 37 72 Rest of EMEAA SCA&C 10 773 783 303 480 55 Panama Colombia – – 302 742 302 742 274 88 468 214 19 45 Caribbean TCL Dominican Republic – – 232 499 232 499 218 81 281 151 18 16 Rest of SCA&C Others 382 – 1,385 268 1,767 268 7,827 104 (6,060) 164 40 20 Assets heldforsale andrelated liabilities (note 13) Total 640 – 25,739 68 26,379 68 15,538 – 10,841 68 1,362 – Totalconsolidated $ 640 25,807 26,447 15,538 10,909 1,362 ASSOCIATES ANDJOINT SEGMENT OTHER TOTAL TOTAL NETASSETS ADDITIONSTO 2021 VENTURES ASSETS ASSETS LIABILITIES BYSEGMENT FIXEDASSETS 1 Mexico United States $ 159 – 12,651 3,785 12,810 3,785 2,707 1,513 10,103 2,272 190 373 United Kingdom EMEAA 6 1,585 1,591 1,220 371 94 France Germany 41 3 952 398 401 993 476 287 517 114 44 29 Poland Spain – 1 321 704 322 704 126 240 196 464 29 34 Philippines Israel – – 777 776 776 777 526 153 624 250 45 89 Rest of EMEAA SCA&C 9 798 807 287 520 66 Colombia Panama – – 282 962 282 962 477 88 485 194 27 9 Dominican Republic Caribbean TCL – – 192 498 192 498 219 87 279 105 15 22 Others Rest of SCA&C 316 – 1,031 262 1,347 262 7,761 173 (6,414) 89 13 15 Total Assets heldforsale andrelated liabilities (note 13) 535 – 25,974 141 26,509 141 16,340 39 10,169 102 1,094 5 Totalconsolidated $ 535 26,115 26,650 16,379 10,271 1,099 1 In 2022 and 2021, the column “Additions to fixed assets” includes capital expenditures, which comprises acquisitions of property, machinery and equipment as well as additions of assets for the right-of-use, for combined amounts of $1,362 and $1,099, respectively (note 15). CEMEX 2022 INTEGRATED REPORT 152

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Revenues by line of business and reportable segment for the years ended December 31, 2022, 2021 and 2020 were as follows: NOTES TO THE 2022 CEMENT CONCRETE AGGREGATES URBANIZATION SOLUTIONS OTHERS ELIMINATIONS REVENUES CONSOLIDATED Mexico $ 2,663 925 261 843 14 (1,064) 3,642 United States 2,017 2,871 1,202 697 12 (1,765) 5,034 FINANCIAL EMEAA United Kingdom 312 329 371 206 27 (263) 982 STATEMENTS France – 622 332 15 – (188) 781 Germany 220 186 81 32 71 (151) 439 Poland 282 160 41 4 1 (73) 415 Spain 281 99 34 25 – (93) 346 Philippines 378 – – 4 – (3) 379 Israel – 718 213 97 21 (209) 840 Rest of EMEAA 504 260 48 18 26 (150) 706 SCA&C Colombia 296 137 40 62 19 (125) 429 Panama 119 27 7 13 2 (53) 115 Caribbean TCL 297 4 6 2 5 (20) 294 Dominican Republic 285 20 – 46 10 (19) 342 Rest of SCA&C 360 16 3 22 1 (9) 393 Others – – – – 2,851 (2,411) 440 Continuing operations 8,014 6,374 2,639 2,086 3,060 (6,596) 15,577 Discontinued operations 113 18 4 3 174 (56) 256 Total $ 8,127 6,392 2,643 2,089 3,234 (6,652) 15,833 2021 CEMENT CONCRETE AGGREGATES URBANIZATION SOLUTIONS OTHERS ELIMINATIONS REVENUES Mexico $ 2,412 733 208 810 14 (853) 3,324 United States 1,731 2,479 1,005 558 13 (1,431) 4,355 EMEAA United Kingdom 270 311 377 200 53 (271) 940 France – 682 397 6 – (222) 863 Germany 210 204 65 30 69 (149) 429 Poland 272 154 38 6 1 (72) 399 Spain 256 93 31 23 – (69) 334 Philippines 423 – – 4 1 (4) 424 Israel – 657 199 89 27 (187) 785 Rest of EMEAA 423 232 47 14 21 (124) 613 SCA&C Colombia 309 130 36 58 21 (117) 437 Panama 103 16 5 7 1 (34) 98 Caribbean TCL 271 5 7 4 6 (20) 273 Dominican Republic 240 16 – 44 8 (17) 291 Rest of SCA&C 400 20 6 24 1 (7) 444 Others – – – – 1,619 (1,249) 370 Continuing operations 7,320 5,732 2,421 1,877 1,855 (4,826) 14,379 Discontinued operations 156 23 7 3 174 (9) 354 Total $ 7,476 5,755 2,428 1,880 2,029 (4,835) 14,733 CEMEX 2022 INTEGRATED REPORT 153

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 2020 CEMENT CONCRETE AGGREGATES URBANIZATION SOLUTIONS OTHERS ELIMINATIONS REVENUES Mexico United States $ 2,001 1,599 2,255 628 954 172 590 468 14 13 (1,296) (727) 2,678 3,993 NOTES TO THE United Kingdom EMEAA 201 274 314 176 53 (279) 739 CONSOLIDATED France Germany 210 – 202 647 340 69 31 – 69 – (129) (233) 452 754 FINANCIAL STATEMENTS Spain Poland 244 233 142 83 24 39 18 6 – 1 (62) (55) 303 370 Israel Philippines 398 – 623 – 195 – 81 2 27 1 (172) (3) 398 754 Rest of EMEAA SCA&C 400 220 42 11 21 (121) 573 Panama Colombia 294 67 119 14 34 4 44 4 21 1 (108) (17) 404 73 Dominican Republic Caribbean TCL 245 185 15 5 5 7 31 2 6 8 (26) (21) 244 218 Others Rest of SCA&C 359 – 3 – – 6 19 – 802 1 (476) 2 326 390 Continuing operations Discontinued operations 6,436 167 5,230 90 2,205 77 1,483 3 1,038 201 (3,723) (48) 12,669 490 Total $ 6,603 5,320 2,282 1,486 1,239 (3,771) 13,159 5) Cost of Sales The detail of consolidated cost of sales by nature for the years 2022, 2021 and 2020 is as follows: 2022 2021 2020 Raw materials and goods for resale $ 4,916 4,875 4,108 Payroll 1,474 1,349 1,254 Electricity, fuels and other services 1,655 1,174 1,052 Depreciation and amortization 929 934 914 Maintenance, repairs and supplies 809 722 648 Transportation costs 671 573 352 Other production costs 969 982 929 Change in inventory (671) (668) (866) $ 10,755 9,743 8,586 6) Operating Expenses Consolidated operating expenses during 2022, 2021 and 2020 by function are as follows: 2022 2021 2020 Administrative expenses1,2 $ 1,074 958 1,049 Selling expenses 2 363 322 329 Total administrative and selling expenses 1,437 1,280 1,378 Distribution and logistics expenses 1,824 1,637 1,413 Total operating expenses $ 3,261 2,917 2,791 1 All significant R&D activities are executed by several internal areas of CEMEX as part of their daily activities. In 2022, 2021 and 2020, total combined expenses of these departments recognized within administrative expenses were $42, $44 and $39, respectively. 2 In 2022, 2021 and 2020, administrative expenses include depreciation and amortization of $140, $137 and $141, respectively, and selling expenses include depreciation and amortization of $51 in 2022, $49 in 2021 and $50 in 2020. CEMEX 2022 INTEGRATED REPORT 154

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Consolidated operating expenses during 2022, 2021 and 2020 by nature are as follows: 2022 2021 2020 NOTES TO THE Transportation costs $ 1,676 1,502 1,313 CONSOLIDATED Payroll 1,038 905 935 Depreciation and amortization 191 186 191 FINANCIAL Professional legal, accounting and advisory services 145 144 174 Maintenance, repairs and supplies 84 76 72 STATEMENTS Other operating expenses 106 127 104 $ 3,261 2,917 2,791 7) Other Expenses, Net The detail of the line item “Other expenses, net” for the years 2022, 2021 and 2020 is as follows: 2022 2021 2020 Impairment losses (notes 15.1, 16.1 and 16.2) $ (442) (513) (1,520) Results from the sale of assets and others1 9 (126) (114) Incremental costs and expenses related to the COVID-19 Pandemic2 (14) (26) (48) Restructuring costs3 (20) (17) (81) Sale of CO2 – Allowances (note2.19)4 – 600 $ (467) (82) (1,763) 1 In 2022, 2021 and 2020, includes $14, $29 and $11, respectively, in connection with property damages and natural disasters (note 25.1) . In addition, in 2022 includes a gain of $48 as a result of the remeasurement at fair value of CEMEX’s previous controlling interest in Neoris at the time of sale. 2 Refers to certain incremental costs and expenses related to the compliance of the hygiene measures and other negative effects of the Coronavirus SARS-CoV-2 pandemic declared in March 2020 (the “COVID-19 Pandemic”). From the beginning of the COVID-19 Pandemic and attending official dispositions of the authorities in the countries in which CEMEX operates, the Company implemented strict hygiene, sanitary and security protocols in all its operations and modified its manufacturing, selling and distribution processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities. 3 Restructuring costs mainly refer to severance payments and the de?nite closing of operating sites. 4 In connection with the CO2 Allowances under the EU ETS, during March 2021, considering CEMEX’s targets for the reduction of CO emissions (note 2.4), as well as the innovative technologies and considerable capital 2 investments that have to be deployed to achieve such goals, CEMEX sold 12.3 million Allowances in several transactions for an aggregate amount of $600. The Company had accrued such Allowances as of the end of Phase III under the EU ETS, which finalized on December 31, 2020. 8) Financial Items 8.1) Financial Expense Consolidated financial expense in 2022, 2021 and 2020 includes $67, $67 and $74 of interest expense from financial obligations related to lease contracts (notes 15.2 and 17.2) . 8.2) Financial Income and other Items, Net The detail of ?nancial income and other items, net in 2022, 2021 and 2020 was as follows: 2022 2021 2020 Effects of amortized cost on assets and liabilities and others, net $ (32) (28) (89) Net interest cost of pension liabilities (note19) (26) (25) (27) Results from ?nancial instruments, net (notes14.2and17.4) (5) (6) (17) Foreign exchange results 73 (35) (3) Financial income 27 22 20 Others1 10 (7) $ 47 (79) (115) CEMEX 2022 INTEGRATED REPORT 155

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 9) Cash and Cash Equivalents As of December 31, 2022 and 2021, consolidated cash and cash equivalents consisted of: NOTES TO THE 2022 2021 CONSOLIDATED Cash and bank accounts $ 297 367 FINANCIAL Fixed-income securities and other cash equivalents 246 198 STATEMENTS $ 495 613 Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of $6 in 2022 and $15 in 2021, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis. 10) Trade Accounts Receivable As of December 31, 2022 and 2021, consolidated trade accounts receivable consisted of: 2022 2021 Tradeaccounts receivable $ 1,735 1,622 Allowances (101) for expected credit losses (91) $ 1,644 1,521 As of December 31, 2022 and 2021, trade accounts receivable include receivables of $828 and $727, respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of $678 in 2022 and $602 in 2021, were recognized within the line item of “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $24 in 2022, $11 in 2021 and $13 in 2020. CEMEX’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity. As of December 31, 2022, the balances of trade accounts receivable and the allowance for Expected Credit Losses (“ECL”) were as follows: ACCOUNTS ECL ECL RECEIVABLE ALLOWANCE AVERAGERATE Mexico $ 306 31 10.1% United States 591 9 1.5% Europe, Middle East, Africa and Asia 763 41 5.4% South, Central America and the Caribbean 73 10 13.7% Others– 2 – $ 1,735 91 CEMEX 2022 INTEGRATED REPORT 156

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Changes in the allowance for expected credit losses in 2022, 2021 and 2020, were as follows: 2022 2021 2020 NOTES TO THE Allowances for expected credit losses at beginning of period $ 101 121 116 CONSOLIDATED Charged to selling expenses 9 1 23 Deductions (21) (16) (19) FINANCIAL Reclassi?cation to assets held for sale (note 4.2) – (2) – Foreign currency translation effects 2 (3) 1 STATEMENTS Allowances for expected credit losses at end of period $ 91 101 121 As of December 31, 2021, in relation to the COVID-19 Pandemic and the potential increase in expected credit losses on trade accounts receivable associated with the still remaining negative economic effects, CEMEX maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio’s recovery period or in some cases the risk of non-recovery. As of this same date, the Company considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect because of a deepening or extension of the COVID-19 Pandemic. 11) Other Accounts Receivable As of December 31, 2022 and 2021, consolidated other accounts receivable consisted of: 2022 2021 Advances of income taxes and other refundable taxes $ 335 396 Non-trade accounts receivable1 119 84 Interest and notes receivable 41 31 Current portion of valuation of derivative ?nancial instruments 25 36 Loans 11 to employees and others 15 $ 535 558 1 Non-trade accounts receivable are mainly attributable to the sale of assets. 12) Inventories As of December 31, 2022 and 2021, the consolidated balance of inventories was summarized as follows: 2022 2021 Materials and spare parts $ 563 372 Finished goods 406 343 Raw materials 329 242 Work-in-process 284 225 Inventory in transit 79 87 $ 1,669 1,261 For the years ended December 31, 2022, 2021 and 2020, CEMEX recognized within “Cost of sales” in the income statement, inventory impairment losses of $10, $4 and $9, respectively. CEMEX 2022 INTEGRATED REPORT 157

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 13) Assets Held for Sale and Other Current Assets As of December 31, 2022 and 2021, assets held for sale and other current assets was detailed as follows: NOTES TO THE 2022 2021 CONSOLIDATED Assets held for sale $ 69 141 Other current assets 131 114 FINANCIAL $ 183 272 STATEMENTS As of December 31, 2022 and 2021, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows: 2022 2021 ASSETS LIABILITIES NET ASSETS ASSETS LIABILITIES NET ASSETS Other assets held for sale $ 69 – 69 $ 64 – 64 Costa Rica and El Salvador (note 4.2) 38 – – – 77 39 $ 69 – 69 $ 141 39 102 As of December 31, 2022 and 2021, other current assets presented above are mainly comprised of advance payments to suppliers. 14) Investments in Associates and Joint Ventures, Other Investments and Non-Current Accounts Receivable 14.1) Investments in Associates and Joint Ventures As of December 31, 2022 and 2021, the investments in common shares of associates and joint ventures were as follows: ACTIVITY COUNTRY % 2022 2021 Camcem, S.A. de C.V. Cement Mexico 40.1 $ 306 269 Concrete Supply Co. LLC Concrete United States 40.0 96 90 Lehigh White Cement Company Cement United States 36.8 76 69 Neoris N.V. 1 Technology The Netherlands 34.8 62 –Société d’Exploitation de Carričres Aggregates France 50.0 23 22 Société Méridionale de Carrières Aggregates France 33.3 12 12 Other companies 73 — — — 65 $ 640 535 Out of which: Acquisition cost $ 302 303 Equity method recognition $ 338 232 1 On October 25, 2022, in connection with the sale of Neoris’ 65% stake to Advent described in note 4.2, CEMEX’s remaining equity interest in Neoris was remeasured at fair value at the date of loss of control, measured prospectively under the equity method and is presented in the line item of investments in associates and joint ventures. Combined condensed statement of financial position information of CEMEX’s equity accounted investees as of December 31, 2022 and 2021 is set forth below: 2022 2021 Current assets $ 1,603 1,424 Non-current assets 1,699 1,718 Total assets 3,302 3,142 Current liabilities 468 532 Non-current liabilities 774 737 Total liabilities 1,242 1,269 Total net assets $ 2,060 1,873 CEMEX 2022 INTEGRATED REPORT 158

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Combined selected information of the statements of operations of CEMEX’s equity accounted investees in 2022, 2021 and 2020 is set forth below: NOTES TO THE 2022 2021 2020 Revenues $ 2,319 1,801 1,759 CONSOLIDATED Operating earnings 398 312 296 Income before income tax 268 219 175 FINANCIAL Net income 186 153 128 STATEMENTS The share of equity accounted investees by reportable segment in the statements of operations for 2022, 2021 and 2020 is detailed as follows: 2022 2021 2020 Mexico $ 39 28 30 United States 17 18 15 EMEAA 8 8 6 Corporate and others (2) (34) – $ 30 54 49 14.2) Other Investments and Non-Current Accounts Receivable As of December 31, 2022 and 2021, consolidated other investments and non-current accounts receivable were summarized as follows: 2022 2021 Non-current accounts receivable1 $ 228 204 Investments in strategic equity securities2 5 14 Non-current portion of valuation of derivative ?nancial instruments (note 17.4) 57 22 Investments at 3 fair value through the income statement3 3 $ 293 243 1 Includes, among other items: a) accounts receivable from investees and joint ventures of $33 in 2022 and $21 in 2021, b) advances to suppliers of fixed assets of $58 in 2022 and $35 in 2021, c) employee prepaid compensation of $12 in 2022 and $7 in 2021, and d) warranty deposits of $21 in 2022 and $27 in 2021. 2 These investments are recognized at fair value through other comprehensive income. 3 Refers to investments in private funds. In 2022 and 2021, no contributions were made to such private funds. 15) Property, Machinery and Equipment, Net and Assets for the Right-of-Use, Net As of December 31, 2022 and 2021, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows: 2022 2021 Property, machinery and equipment, net $ 10,156 10,202 Assets1,120 for the right-of-use, net 1,128 $ 11,284 11,322 CEMEX 2022 INTEGRATED REPORT 159

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 15.1) Property, Machinery and Equipment, Net As of December 31, 2022 and 2021, consolidated property, machinery and equipment, net and the changes in this line item during 2022, 2021 and 2020, were as follows: NOTES TO THE 2022 CONSOLIDATED LANDAND MINERAL MACHINERY AND CONSTRUCTION FINANCIAL RESERVES BUILDINGS EQUIPMENT INPROGRESS 1 TOTAL Cost at beginning of period $ 4,801 2,532 11,727 1,262 20,322 STATEMENTS Accumulated depreciation and depletion (1,226) (1,494) (7,400) – (10,120) Net bookvalue at beginning of period 3,575 1,038 4,327 1,262 10,202 Capital expenditures 126 52 406 457 1,041 Stripping costs 25 – – – 25 Total capital expenditures 151 52 406 457 1,066 Disposals2 (4) (4) (22) – (30) Business combinations (note 4.1) 32 1 9 1 43 Depreciation and depletion for the period (153) (78) (493) – (724) Impairment losses (note 7) (12) (8) (55) (2) (77) Foreign currency translation effects (83) (172) (19) (50) (324) Cost at end of period 4,843 2,342 11,663 1,668 20,516 Accumulated depreciation and depletion (1,337) (1,513) (7,510) – (10,360) Net bookvalue at end of period $ 3,506 829 4,153 1,668 10,156 2021 LANDAND MINERAL MACHINERY AND CONSTRUCTION RESERVES BUILDINGS EQUIPMENT INPROGRESS 1 TOTAL 2020 1 Cost at beginning of period $ 4,741 2,438 11,929 1,188 20,296 19,708 Accumulated depreciation and depletion (1,177) (1,474) (7,475) – (10,126) (9,143) Net bookvalue at beginning of period 3,564 964 4,454 1,188 10,170 10,565 Capital expenditures 81 159 609 – 849 564 Stripping costs 18 – – – 18 18 Total capital expenditures 99 159 609 – 867 582 Disposals2 (20) (6) (80) – (106) (63) Reclassi?cations 3 (4) (8) (29) (3) (44) (18) Business combinations (note 4.1) – – – – – 11 Depreciation and depletion for the period (108) (74) (536) – (718) (736) Impairment losses (note 7) (11) (9) (15) (8) (43) (306) Foreign currency translation effects 55 12 (76) 85 76 135 Cost at end of period 4,801 2,532 11,727 1,262 20,322 20,296 Accumulated depreciation and depletion (1,226) (1,494) (7,400) – (10,120) (10,126) Net bookvalue at end of period $ 3,575 1,038 4,327 1,262 10,202 10,170 1 As of December 31, 2022, the Maceo plant in Colombia, finalized significantly in 2017, with an annual capacity of approximately 1.3 million tons of cement, has not initiated commercial operations mainly as the access road has not been finalized. As of the reporting date, the works related to the access road to the plant reflect a significant progress; nonetheless, the beginning of commercial operations is subject also to the successful conclusion of several ongoing processes for the proper operation of the assets and other legal proceedings (note 25.3) . As of December 31, 2022, the carrying amount of the plant, is for an amount in Colombian Pesos equivalent to $219. 2 In 2022 includes sales of non-strategic fixed assets in the United States and the United Kingdom for $5 and $5, respectively, among others. In 2021 includes sales of non-strategic fixed assets in Spain, the United States and the United Kingdom for $51, $29 and $12, respectively, among others. In 2020, includes sales of non-strategic fixed assets in the United Kingdom and the United States for $28 and $18, respectively, among others. 3 In 2021, refers to the reclassification to held-for-sale of the assets in Costa Rica and El Salvador for $43 and $1, respectively. In 2020, refers to the reclassification of the assets in France, Puerto Rico, Colombia and Dominican Republic for $8, $5, $3 and $2, respectively. CEMEX 2022 INTEGRATED REPORT 160

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G During 2022, 2021 and 2020, CEMEX recognized impairment losses of fixed assets for $77, $43 and $306, respectively, mainly in connection with reductions in estimated discounted future cash flows due to the increase in interest rates and assets held for sale in 2022 and 2021, and the negative effects of the COVID-19 NOTES TO THE Pandemic in 2020, as a result of which CEMEX closed certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets. Moreover, during 2022 and 2021 there were no reversal of impairment CONSOLIDATED charges of the COVID-19 Pandemic’ related adjustments of 2020 as all related assets remain closed. FINANCIAL For the years ended December 31, 2022, 2021 and 2020, CEMEX adjusted the related ?xed assets to their estimated value in use in those circumstances in which STATEMENTS the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of “Other expenses, net” (notes 2.11 and 7). During the years ended December 31, 2022, 2021 and 2020 impairment losses of ?xed assets by country are as follows: 2022 2021 2020 United States $ 26 18 76 Spain 23 – 135 Colombia – 10 2 Caribbean TCL 14 – –United Kingdom 10 5 39 Puerto Rico – – 20 Croatia – – 13 Panama – – 12 Others9 4 10 $ 77 43 306 15.2) Assets for the Right-of-Use, Net As of December 31, 2022 and 2021, consolidated assets for the right-of-use, net and the changes in this caption during 2022, 2021 and 2020, were as follows: 2022 LAND BUILDINGS ANDEQUIPMENT MACHINERY OTHERS TOTAL Assets for the right-of-use at beginning of period $ 395 401 1,513 21 2,330 Accumulated depreciation (147) (205) (845) (13) (1,210) Net bookvalue at beginning of period 248 196 668 8 1,120 Additions of new leases 45 21 207 23 296 Cancellations and remeasurements (15) (27) (82) (1) (125) Depreciation (1) (77) (165) (15) (258) Foreign currency translation effects 20 19 48 8 95 Assets for the right-of-use at end of period 439 335 1,570 55 2,399 Accumulated depreciation (142) (203) (894) (32) (1,271) Net bookvalue at end of period $ 297 132 676 23 1,128 CEMEX 2022 INTEGRATED REPORT 161

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 2021 LAND BUILDINGS ANDEQUIPMENT MACHINERY OTHERS TOTAL 2020 NOTES TO THE Assets for the right-of-use at beginning of period $ 409 457 1,502 21 2,389 2,265 CONSOLIDATED Accumulated depreciation (139) (253) (744) (10) (1,146) (980) Net bookvalue at beginning of period 270 204 758 11 1,243 1,285 FINANCIAL Additions of new leases 59 22 143 3 227 213 Cancellations and remeasurements (28) (19) (87) – (134) (76) STATEMENTS Business combinations (note 4.1) – – – – – 13 Depreciation (17) (37) (226) (3) (283) (239) Foreign currency translation effects (36) 26 80 (3) 67 47 Assets for the right-of-use at end of period 395 401 1,513 21 2,330 2,389 Accumulated depreciation (147) (205) (845) (13) (1,210) (1,146) Net bookvalue at end of period $ 248 196 668 8 1,120 1,243 For the years ended December 31, 2022, 2021 and 2020, the combined rental expense related with short-term leases, leases of low-value assets and variable lease payments were $108, $94 and $97, respectively, and were recognized in cost of sales and operating expenses, as correspond. During the reported periods, CEMEX did not have any material revenue from sub-leasing activities. Moreover, during 2022, 2021 and 2020, CEMEX did not have significant rent concessions related to the COVID-19 Pandemic. 16) Goodwill and Intangible Assets, Net 16.1) Balances and Changes During the Period As of December 31, 2022 and 2021, consolidated goodwill, intangible assets and deferred charges were summarized as follows: 2022 2021 COST AMORTIZATION ACCUMULATED CARRYING AMOUNT COST AMORTIZATION ACCUMULATED CARRYING AMOUNT Intangible assets of inde?nite useful life: Goodwill $ 7,538 – 7,538 $ 7,984 – 7,984 Intangible assets of de?nite useful life: Extraction rights 1,729 (452) 1,277 1,781 (431) 1,350 Industrial property and trademarks 32 (15) 17 45 (22) 23 Customer relationships 196 (196) – 196 (196) –Mining projects 39 (6) 33 52 (7) 45 Internally developed software 820 (534) 286 689 (461) 228 Other intangible assets 305 (163) 142 351 (218) 133 $ 10,659 (1,366) 9,293 $ 11,098 (1,335) 9,763 Changes in consolidated goodwill for the years ended December 31, 2022, 2021 and 2020, were as follows: 2022 2021 2020 Balance at beginning of period $ 7,984 8,506 9,562 Impairment losses (notes 7 and 16.2) (365) (440) (1,020) Business combinations (note 4.1) 4 5 2 Reclassi?cation to assets held for sale (notes 4.2 and 13) – (2) (9) Foreign currency translation effects (85) (85) (29) Balance at end of period $ 7,538 7,984 8,506 CEMEX 2022 INTEGRATED REPORT 162

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Changes in intangible assets of de?nite life in 2022, 2021 and 2020, were as follows: 2022 NOTES TO THE EXTRACTION PROPERTYAND INDUSTRIAL MINING DEVELOPED INTERNALLY CONSOLIDATED RIGHTS TRADEMARKS PROJECTS SOFTWARE1 OTHERS TOTAL FINANCIAL Balance at beginning of period $ 1,350 23 45 228 133 1,779 Amortization for the period (44) (7) (1) (73) (13) (138) STATEMENTS Additions (decreases), net 1 (10) – (10) 136 35 151 Foreign currency translation effects (19) 1 (1) (5) (13) (37) Balance at the end of period $ 1,277 17 33 286 142 1,755 2021 EXTRACTION PROPERTYAND INDUSTRIAL MINING DEVELOPED INTERNALLY RIGHTS TRADEMARKS PROJECTS SOFTWARE1 OTHERS TOTAL 2020 Balance at beginning of period $ 1,358 24 43 213 108 1,746 2,028 Impairment losses (note 7) – – – (49) (4) (53) (194) Amortization for the period (24) (2) (1) (71) (21) (119) (130) Additions (decreases), net 1 27 – 2 132 31 192 53 Business combinations (note 4.1) – – – – – – 7 Foreign currency translation effects (11) 1 1 3 19 13 (18) Balance at the end of period $ 1,350 23 45 228 133 1,779 1,746 1 Includes the capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses. The capitalized amounts are amortized to the statement of operations over a period ranging from 3 to 5 years. In 2021, CEMEX recognized impairment losses in connection with its internally developed software of $49 considering certain obsolescence generated by the significant replacement of the applications platform during the period. In 2020, in connection with the idle status of North Brooksville plant in the United States, CEMEX also recognized a non-cash impairment charge of $181 associated with the operating permits related to such plant considering that the book value of such permits will not be recovered through normal use before their expiration and $13 of other intangible assets. 16.2) Analysis of Goodwill Impairment Based on IFRS, CEMEX analyses the possible impairment of goodwill mandatorily at least once a year, determination made during the last quarter, or additionally at any interim date when impairment indicators exist, by means of determining the value in use of its groups of Cash Generating Units (“CGUs”) to which goodwill balances have been allocated. The value in use represents the discounted cash flows projections of each CGU for the next five years using risk adjusted discount rates. In 2022, as part of the mandatory impairment tests during the fourth quarter, CEMEX recognized within Other expenses, net (note 7), non-cash goodwill impairment losses for an aggregate amount of $365, of which, $273 correspond to the operating segment in the United States and $92 correspond to the operating segment in Spain. In both cases, the related book value of the operating segment exceeded the corresponding value in use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the Company’s projected cash flows in these segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both the United States and Spain. During 2021 and 2020, in addition to the mandatory goodwill impairment tests at year end, considering the then negative effects and aftermath of the COVID-19 Pandemic, as well as the high uncertainty and lack of visibility in relation to the duration and consequences in the different markets where the Company operates, management considered that impairment indicators occurred during the third quarter of 2021 and 2020 in its operating segments in Spain and the United Arab Emirates (“UAE”) in 2021, and in the United States, Spain, Egypt and the United Arab Emirates in 2020, and consequently carried out impairment analyses of goodwill as of September 30, 2021 and 2020 in these operating segments. CEMEX 2022 INTEGRATED REPORT 163

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G As a result of these impairment analyses, in the third quarter of 2021 and 2020, the Company recognized within Other expenses, net (note 7) in the statement of operations, non-cash goodwill impairment losses for aggregate amounts of $440 and $1,020, respectively, related, in 2021, to the operating segments in Spain of NOTES TO THE $317, UAE of $96 as well as $27 related to Neoris due to reorganization, and in 2020, related entirely with its operating segment in the United States. No other impairment test of goodwill as of September 30, 2021 and 2020 resulted in additional goodwill impairment losses. Furthermore, CEMEX did not determine CONSOLIDATED additional impairment losses in its mandatory goodwill impairment test as of December 31, 2021 and 2020 in any of the groups of CGUs to which goodwill balances FINANCIAL have been allocated. STATEMENTS In 2021, the impairment losses in Spain and UAE referred closely to disruptions in the supply chains that have generated increases in the estimated production and transportation costs that are considered will be sustained in the mid-term. These negative effects signi?cantly reduced the projected Operating EBITDA as a result of the aforementioned increases in costs and the corresponding value in use of the reporting segments in Spain and UAE as of September 30, 2021 as compared to the valuations determined as of December 31, 2020. Discount rates and long-term growth rates remained unchanged, which were 7.7% and 1.5% in Spain, respectively, as well as 8.3% and 2.6% in UAE, respectively. In 2020, the perceived high volatility, lack of visibility and reduced outlook associated with the effects of the COVID-19 Pandemic made CEMEX reduce its cash-?ows projections in the United States from 7 to 5 years as well as reduce its long-term growth rate from 2.5% to 2%. Such changes signi?cantly reduced the value in use as of September 30, 2020, which decreased by 25.7% as compared to December 31, 2019. Of this reduction, almost 52% was related to the decrease of two years in the cash ?ows projections, almost one third resulted from the reduction in the long-term growth rate used to determine the terminal value which changed from 2.5% in 2019 to 2.0% as of September 30, 2020, and the difference resulted from the slowdown of sales growth over the projected years, partially compensated by a positive effect associated with the reduction in the discount rate which decreased from 7.8% in 2019 to 7.7% as of September 30, 2020. As of December 31, 2022 and 2021, goodwill balances allocated by Operating Segment after impairment adjustments were as follows: 2022 2021 Mexico $ 384 361 United States 6,176 6,449 EMEAA United Kingdom 250 280 France 201 213 Spain 57 158 Philippines 82 89 Rest of EMEAA1 38 48 SCA&C Colombia 202 244 Caribbean TCL 83 83 Rest of SCA&C59 2 65 $ 7,538 7,984 1 This caption refers to the operating segments in Israel, the Czech Republic and Egypt. 2 This caption refers to the operating segments in the Dominican Republic, the Caribbean and Panama. CEMEX 2022 INTEGRATED REPORT 164

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G As of December 31, 2022, 2021 and 2020, CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows: NOTES TO THE DISCOUNT RATES LONG-TERM GROWTH RATES 1 Groups of CGUs 2022 2021 2020 2022 2021 2020 CONSOLIDATED United States 9.1% 7.2% 7.3% 2.0% 2.0% 2.0% FINANCIAL Spain 9.4% 7.6% 7.7% 1.7% 1.5% 1.5% United Kingdom 9.1% 7.3% 7.4% 1.5% 1.5% 1.6% STATEMENTS France 9.2% 7.3% 7.4% 1.4% 1.4% 1.7% Mexico 10.3% 8.4% 8.3% 1.1% 1.0% 1.1% Colombia 10.9% 8.5% 8.4% 3.3% 3.5% 2.5% United Arab Emirates – – 8.3% – – 2.6% Egypt 13.6% 10.7% 10.2% 3.0% 3.0% 5.6% Range of rates in other countries 9.3% – 13.9% 7.4% – 11.7% 7.2% – 15.5% 1.5% – 6.0% 1.7% – 6.0% (0.3%) – 6.5% 1 The long-term growth rates are generally based on projections issued by the International Monetary Fund (“IMF”). As of December 31, 2022, the discount rates used by CEMEX in its cash ?ows projections to determine the value in use of its operating segments increased by a weighted average of 2.0% in respect to the discount rates determined at December 31, 2021, mainly considering the increase in the risk-free rate associated to CEMEX which changed from 1.82% in 2021 to 3.58% in 2022, the signi?cant increase in the funding cost observed in the industry which changed from 4.1% in 2021 to 6.7% in 2022, as well as the average increase of approximately 1.7% in 2022 in the cost of equity. The other variables remained relatively ?at. These ?nancial assumptions will be revised upwards or downwards again in the future as new economic data is available. CEMEX maintained certain reductions to the long-term growth rates used as of December 31, 2022 as compared to the IMF projections, mainly Mexico in 1.0% and Egypt in 2.85% . The discount rates used by CEMEX as of December 31, 2021 changed slightly as compared to 2020 in a range of -0.1% up to 0.5% . The discount rates increased considering the weighing of debt in the calculation that decreased from 34.6% in 2020 to 26.9% in 2021 and the market risk premium which increased from 5.7% in 2020 to 5.8% in 2021. These increasing effects were offset by the decrease in the risk-free rate associated to CEMEX which changed from 2.2% in 2020 to 1.8% in 2021 and the reduction in the public comparable companies’ stock volatility (beta) that changed from 1.19 in 2020 to 1.12 in 2021. As of December 31, 2021, the funding cost observed in the industry of 4.1% remained unchanged against 2020, while the specific risk rates of each country experienced mixed non-significant changes in 2021 as compared to 2020 in the majority of the countries. In addition, as preventive measure to continue considering the COVID-19 Pandemic negative effects, CEMEX reduced in certain countries its long-term growth rates used in their cash flows projections as of December 31, 2021 as compared to the IMF projections such as in Mexico in 1.0% and Egypt in 2.8% . Moreover, the discount rates used by CEMEX as of December 31, 2020 generally decreased as compared to 2019 in a range of 0.1% up to 1.5%, mainly as a result of a decrease in the funding cost observed in the industry that changed from 5.4% in 2019 to 4.1% in 2020, the weighing of debt in the calculation of the discount rates that increased from 31.7% in 2019 to 34.6% in 2020 and the risk-free rate associated to CEMEX which changed from 2.9% in 2019 to 2.2% in 2020. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.08 in 2019 to 1.19 in 2020. Moreover, in 2020, as preventive measure to consider the then high uncertainty, volatility and reduced visibility related to the negative effects of the COVID-19 Pandemic, CEMEX reduced in certain countries its long-term growth rates used in the Company’s cash flows projections as of December 31, 2020 as compared to the IMF projections such as in the United States in 0.5%, Mexico in 1.3% and Colombia in 1.2% . In connection with the discount rates and long-term growth rates included in the table above, CEMEX veri?ed the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, CEMEX determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry average Operating EBITDA multiple of 11.3 times in 2022 and 11.5 times in 2021 and 2020. CEMEX 2022 INTEGRATED REPORT 165

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the average multiple of Operating EBITDA, in those operating segments NOTES TO THE that presented relative impairment risk as of December 31, 2022, are as follows: CONSOLIDATED ADDITIONALEFFECTSTOTHEIMPAIRMENTLOSSESRECOGNIZED FROMTHESENSITIVITYANALYSESTOCHANGESIN ASSUMPTIONSASOFDECEMBER31,2022 FINANCIAL IMPAIRMENT LONG-TERM OPERATING MULTIPLES STATEMENTS OPERATINGSEGMENT RECOGNIZED LOSSES DISCOUNTRATE +1% GROWTHRATE –1% EBITDA 11.3X United States $ (273) (1,243) (986) –Spain (92) (59) (47) – As of December 31, 2022, except for the operating segments presented in the table above, none of the other sensitivity analyses indicated a potential impairment risk in CEMEX’s operating segments. The factors considered by the Company’s management that could cause the hypothetical scenarios of the previous sensitivity analysis in Spain and the United States are, in relation to the discount rate, an independent increase of 372 bps in the Company’s funding cost observed as of December 31, 2022 of 6.7% or, an independent increase in the risk-free rate of 137 bps over the rates of 4.0% in Spain and 3.6% in the United States. Nonetheless, such assumptions did not seem reasonable as of December 31, 2022. CEMEX continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future. 17) Financial Instruments 17.1) Current and Non-Current Debt As of December 31, 2022 and 2021, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follows: 2022 2021 CURRENT NON-CURRENT TOTAL 1, 2 CURRENT NON-CURRENT TOTAL 1, 2 Floating rate debt $ – 1,750 1,750 $ 27 896 923 Fixed rate debt 6,456 51 5,170 5,221 46 6,410 $ 51 6,920 6,971 $ 73 7,306 7,379 Effectiverate 3 Floating rate 3.2% 4.6% 2.7% 2.6% Fixed rate 5.1% 5.3% 5.2% 4.8% 2022 2021 CURRENCY CURRENT NON-CURRENT TOTAL EFFECTIVE RATE 3 CURRENT NON-CURRENT TOTAL EFFECTIVE RATE 3 Dollars $ 5 5,511 5,516 5.7% $ 6 6,375 6,381 4.4% Euros 2 962 964 3.3% 1 453 454 3.1% Pesos – 267 267 12.2% – 254 254 7.2% Philippine Pesos 8 139 147 5.4% 66 109 175 4.4% Other currencies 36 41 77 4.3% – 115 115 4.1% $ 51 6,920 6,971 $ 73 7,306 7,379 1 As of December 31, 2022 and 2021, from total debt of $6,971 and $7,379, respectively, 94% was held in the Parent Company and 6% in subsidiaries of the Parent Company, in both periods. 2 As of December 31, 2022 and 2021, cumulative discounts, fees and other direct costs incurred in CEMEX’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $45 and $53, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the effective interest rate method. 3 In 2022 and 2021, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period. CEMEX 2022 INTEGRATED REPORT 166

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G As of December 31, 2022 and 2021, CEMEX´s consolidated debt summarized by type of instrument, was as follows: 2022 CURRENT NON-CURRENT 2021 CURRENT NON-CURRENT NOTES TO THE Bankloans Bankloans Loans in foreign countries, 2024 to 2025 $ 43 184 Loans in foreign countries, 2023 to 2024 $ – 289 CONSOLIDATED Syndicated loans, 2024 to 2026 – 2,578 Syndicated loans, 2023 to 2026 – 1,728 FINANCIAL 43 2,762 – 2,017 STATEMENTS Notespayable Notespayable Medium-term notes, 2024 to 2031 – 3,988 Medium-term notes, 2024 to 2031 – 5,179 Other notes payable, 2022 to 2027 6 172 Other notes payable, 2022 to 2027 5 178 6 4,160 5 5,357 Total bank loans and notes payable 49 6,922 Total bank loans and notes payable 5 7,374 Current maturities 2 (2) Current maturities 68 (68) $ 51 6,920 $ 73 7,306 Changes in consolidated debt for the years ended December 31, 2022, 2021 and 2020 were as follows: 2022 2021 2020 Debt at beginning of year $ 7,379 9,339 9,365 Proceeds from new debt instruments 2,006 3,960 4,210 Debt repayments (2,420) (5,897) (4,572) Foreign currency translation and accretion effects 6 (23) 336 Debt at end of year $ 6,971 7,379 9,339 During 2022, CEMEX closed a €500 3-year sustainability-linked term loan (the “Term Loan”), the proceeds of which were used to repay other debt. The Term Loan was issued under CEMEX’s Sustainability-linked Financing Framework (the “Framework”), increasing the amount of debt that is linked and aligned to CEMEX’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy (note 2.4) . All sustainability-linked loans issued under the Framework have the same metrics and adjustments to the interest rate margin. As a result of debt issuances and/or debt tender offers incurred during the reported periods to refinance, replace and/or repurchase existing debt instruments, as applicable, CEMEX paid transactional costs, including premiums and/or redemption costs (the “Transactional Costs”) for aggregate amounts of $51 in 2022, $142 in 2021 and $98 in 2020. Of these Transactional Costs, $4 in 2022, $37 in 2021 and $38 in 2020, corresponding to new debt instruments or the refinancing of old debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $47 in 2022, $99 in 2021 and $60 in 2020 of such Transactional Costs, associated with the extinguished portion of the related debt, were recognized each period in the line item of “Financial expense”. In addition, Transactional Costs pending for amortization related to extinguished debt instruments of $6 in 2022, $27 in 2021 and $19 in 2020 were also recognized within “Financial expense.” CEMEX 2022 INTEGRATED REPORT 167

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G As of December 31, 2022 and 2021, non-current notes payable for $4,160 and $5,357, respectively, were detailed as follows: REDEEMED OUTSTANDING DATEOF PRINCIPAL MATURITY AMOUNT 2 AMOUNT 2 NOTES TO THE DESCRIPTION ISSUANCE ISSUER 1 CURRENCY AMOUNT RATE DATE $ $ 2022 2021 CONSOLIDATED July 2031 Notes3 12/Jan/21 CEMEX, S.A.B. de C.V. Dollar 1,750 3.875% 11/Jul/31 (642) 1,108 $ 1,102 1,741 September 2030 Notes3 17/Sep/20 CEMEX, S.A.B. de C.V. Dollar 1,000 5.2% 17/Sep/30 (283) 717 714 995 FINANCIAL November 2029 Notes3 19/Nov/19 CEMEX, S.A.B. de C.V. Dollar 1,000 5.45% 19/Nov/29 (247) 753 749 994 STATEMENTS June 2027 Notes 05/Jun/20 CEMEX, S.A.B. de C.V. Dollar 1,000 7.375% 05/Jun/27 – 1,000 996 995 March 2026 Notes 19/Mar/19 CEMEX, S.A.B. de C.V. Euro 400 3.125% 19/Mar/26 – 428 427 454 July 2025 Notes 01/Apr/03 CEMEX Materials LLC Dollar 150 7.70% 21/Jul/25 – 150 152 152 Other notes payable 26 20 $ 4,160 5,357 1 As of December 31, 2021, after closing the 2021 Credit Agreement, these issued notes are fully and unconditionally guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp. 2 Presented net of all notes repurchased by CEMEX. As of December 31, 2022, all repurchased notes have been canceled. 3 During 2022, pursuant to tender offers and other market transactions, CEMEX partially repurchased different series of its notes for an aggregate notional amount of $1,172. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of $104, recognized in the statement of operations for the year. The maturities of consolidated long-term debt as of December 31, 2022, were as follows: BANKLOANS NOTESPAYABLE TOTAL 2024 $ 379 6 385 2025 1,280 156 1,436 2026 1,056 433 1,489 2027 45 999 1,044 2028 and thereafter 2,566 – 2,566 $ 2,760 4,160 6,920 As of December 31, 2022, CEMEX had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2021 Credit Agreement, at annual interest rates ranging between 3.38% and 5.65%, depending on the negotiated currency: LINESOFCREDIT AVAILABLE Other lines of credit in foreign subsidiaries1 $ 364 204 Other lines of credit from banks1 556 356 Revolving credit 1,450 facility 2021 Credit Agreement 1,750 $ 2,670 2,010 1 Uncommitted amounts subject to the banks’ availability. 2021 Credit Agreement On October 29, 2021, CEMEX, S.A.B. de C.V. closed a Dollar-denominated $3,250 syndicated sustainability-linked credit agreement (the “2021 Credit Agreement”), which proceeds were mainly used to fully repay its previous 2017 Facilities Agreement. The 2021 Credit Agreement originally consisted of a $1,500 five-year amortizing term loan and a $1,750 five-year committed Revolving Credit Facility (“RCF”). The 2021 Credit Agreement, which was the first debt instrument issued by CEMEX under the Sustainability-linked Financing Framework (the “Framework”) aligned to CEMEX’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy (note 2.4), resulted in a stronger liquidity position for CEMEX from a risk and credit rating perspective. As of December 31, 2022 and 2021, debt outstanding under the 2021 Credit Agreement amounted to $1,800 and $1,500, respectively, which includes amounts owed under the RCF of $300 in 2022. CEMEX 2022 INTEGRATED REPORT 168

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G All tranches under the 2021 Credit Agreement include a margin over LIBOR1 from 100 bps1 to 175 bps, which is about 25 basis points lower on average than that of the 2017 Facilities Agreement, depending on the ratio of debt to Operating EBITDA (“Consolidated Leverage Ratio”) ranging from less than 2.25 times in the lower NOTES TO THE end to greater than 3.25 times in the higher end. In addition, the annual performance in respect to the three metrics referenced in the Framework may result in a total adjustment of the interest rate margin of plus or minus 5 basis points, in line with other sustainability-linked loans from investment grade rated borrowers. The CONSOLIDATED 2021 Credit Agreement includes the Loan Market Association1 replacement screen rate provisions in anticipation of the discontinuation of LIBOR rates. FINANCIAL Moreover, on December 23, 2021, CEMEX closed a Peso-denominated of Ps 5,231 syndicated sustainability-linked credit agreement (the “2021 Pesos Credit STATEMENTS Agreement”), under terms substantially similar to those of the 2021 Credit Agreement. The 2021 Pesos Credit Agreement has the same guarantor structure as the 2021 Credit Agreement. As of December 31, 2022 and 2021, debt outstanding under the 2021 Pesos Credit Agreement amounted to Ps 5,231, equivalent to $268 and $255, respectively. The balance of debt under the 2021 Credit Agreement, which debtor is CEMEX, S.A.B. de C.V., is guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp., same guarantor structure applicable in all senior notes of the Parent Company. Under the 2021 Credit Agreement, CEMEX has no limits or permitted baskets to incur capital expenditures, acquisitions, dividends, share buybacks and sale of assets, among others, as long as certain limited circumstances, such as non-compliance with ?nancial covenants or speci?c fundamental changes, would not arise therefrom. As of December 31, 2022 and 2021, CEMEX was in compliance with the limitations, restrictions and financial covenants contained in the 2021 Credit Agreement and in the 2021 Pesos Credit Agreement. CEMEX cannot assure that in the future it will be able to comply with such limitations, restrictions and financial covenants, which non-compliance could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition. 2017 Facilities Agreement In July 2017, the Parent Company and certain subsidiaries entered into a multi-currency equivalent to $4,050 at the origination date syndicated facilities agreement (the “2017 Facilities Agreement”), which proceeds were used to repay the $3,680 then outstanding under the former facilities agreement and other debt. All tranches under the 2017 Facilities Agreement, which was outstanding until October 29, 2021, included a margin of LIBOR or EURIBOR2 from 125 bps to 475 bps, and TIIE2 from 100 bps to 425 bps, depending on the Consolidated Leverage Ratio ranging from less than 2.50 times in the lower end to greater than 6.00 times in the higher end. In the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX negotiated modifications to the then applicable financial covenants considering the adverse effects arising during the COVID-19 Pandemic in exchange of a one-time fee of $14 (35 bps), and agreed to certain temporary restrictions with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as the suspension of share repurchases whenever and for as long as the Company failed to report a consolidated leverage ratio of 4.50 times or less. During 2021 until October 29 and the years 2020 and 2019, under the 2017 Facilities Agreement, except when capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals, CEMEX was required to: a) not exceed an aggregate amount for capital expenditures of $1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of $500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of $400 per year. 1 The London Inter-Bank Offered Rate (“LIBOR”) represent the variable rate used in international markets for debt denominated in Dollars. As of December 31, 2022 and 2021, 3-Month LIBOR rate was 4.77% and 0.21%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%. See note 17.5 for developments on the undergoing interest rate benchmark reform. 2 The Euro Inter-Bank Offered Rate (“EURIBOR”) represent the variable rate used in international markets for debt denominated in Euros. The Tasa de Interés Interbancaria de Equilibrio (“TIIE”) is the variable rate used for debt denominated in Pesos. As of December 31, 2022 and 2021, 3-Month EURIBOR rate was 2.13% and -0.57%, respectively. As of December 31, 2022 and 2021, 28-day TIIE rate was 10.77% and 5.72%, respectively. CEMEX 2022 INTEGRATED REPORT 169

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Financial Covenants Under the 2021 Credit Agreement, at the end of each quarter for each period of four consecutive quarters, CEMEX must comply with a maximum Consolidated NOTES TO THE Leverage Ratio of 3.75 times throughout the life of the Credit Agreement, and a minimum ratio of Operating EBITDA to interest expense (“Consolidated Coverage Ratio”) of 2.75 times. These financial ratios are calculated using the consolidated amounts under IFRS. CONSOLIDATED As of December 31, 2020, under the 2017 Facilities Agreement, CEMEX had to comply with a Consolidated Coverage Ratio equal or greater than 1.75 times and a FINANCIAL Consolidated Leverage Ratio equal or lower than 6.25 times. STATEMENTS Consolidated Leverage Ratio • Under the 2021 Credit Agreement, the ratio is calculated dividing “Consolidated Net Debt” by “Consolidated EBITDA” for the last twelve months as of the calculation date. Consolidated Net Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding any existing or future obligations under any securitization program, and any subordinated debt of CEMEX, adjusted for net mark-to-market of all derivative instruments, as applicable, among other adjustments including in relation for business acquisitions or disposals. • Under the 2017 Facilities Agreement, the ratio was calculated dividing “Funded Debt” by “Pro forma Operating EBITDA” for the last twelve months as of the calculation date including a permanent fixed adjustment from the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals. Consolidated EBITDA: Under the 2021 Credit Agreement, represents Operating EBITDA for the last twelve months as of the calculation date, as adjusted for any discontinued EBITDA, and solely for the purpose of calculating the Consolidated Leverage Ratio on a pro forma basis for any material disposition and/or material acquisition. ProformaOperatingEBITDA: Under the 2017 Facilities Agreement, represented Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any signi?cant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any signi?cant disposal that had already been liquidated. Consolidated Coverage Ratio • Under the 2021 Credit Agreement, the ratio is calculated by dividing Consolidated EBITDA by the ?nancial expense for the last twelve months as of the calculation date. • Under the 2017 Facilities Agreement, the ratio was calculated by dividing pro forma Operating EBITDA by the ?nancial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense included coupons accrued on the perpetual debentures. As of December 31, 2022, 2021 and 2020, under the 2021 Credit Agreement and the 2017 Facilities Agreement, as applicable, the main consolidated ?nancial ratios were as follows: CONSOLIDATEDFINANCIALRATIOS REFERSTOTHECOMPLIANCELIMITSANDCALCULATIONSTHAT WEREEFFECTIVEONEACHDATE 2022 2021 2020 Leverage ratio Limit <=3.75 <=3.75 <=6.25 Calculation 2.84 2.73 4.07 Coverage ratio Limit >=2.75 >=2.75 >=1.75 Calculation 6.27 5.99 3.82 CEMEX 2022 INTEGRATED REPORT 170

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. NOTES TO THE CEMEX will classify all of its non-current debt as current debt if: 1) as of any measurement date CEMEX fails to comply with the aforementioned ?nancial ratios; or CONSOLIDATED 2) the cross default clause that is part of the 2021 Credit Agreement is triggered by the provisions contained therein; and/or 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such ?nancial ratios in the absence of: a) amendments and/or waivers covering the next succeeding FINANCIAL 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/ STATEMENTS or c) an agreement to re?nance the relevant debt on a long-term basis. As a result of such classi?cation of debt as current for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the 2021 Credit Agreement. That scenario would have a material adverse effect on CEMEX’s operating results, liquidity or financial position. 17.2) Other Financial Obligations As of December 31, 2022 and 2021, other ?nancial obligations in the consolidated statement of ?nancial position were detailed as follows: 2022 2021 CURRENT NON-CURRENT TOTAL CURRENT NON-CURRENT TOTAL I. Leases $ 258 918 1,176 $ 265 911 1,176 II. Liabilities secured with accounts 602 receivable 678 – 678 602 – $ 936 918 1,854 $ 867 911 1,778 I. Leases (notes 2.7, 8.1, 15.2 and 24.1) CEMEX has several operating and administrative assets under lease contracts (note 15.2) . As mentioned in note 2.7, CEMEX applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease ?nancial liabilities during 2022, 2021 and 2020 were as follows: 2022 2021 2020 Lease ?nancial liability at beginning of year $ 1,176 1,260 1,306 Additions from new leases 296 227 213 Reductions from payments (276) (313) (276) Cancellations and liability remeasurements 7 27 (9) Foreign currency translation and accretion effects (27) (25) 26 Lease ?nancial liability at end of year $ 1,176 1,176 1,260 As of December 31, 2022, the maturities of non-current lease ?nancial liabilities are as follows: TOTAL 2024 $ 194 2025 151 2026 109 2027 81 2028 and thereafter 383 $ 918 Total cash outflows for leases in 2022, 2021 and 2020, including the interest expense portion as disclosed at note 8.1, were $342, $381 and $350, respectively. Future payments associated with these contracts are presented in note 24.1. CEMEX 2022 INTEGRATED REPORT 171

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G II. Liabilities secured with accounts receivable As mentioned in note 10, as of December 31, 2022 and 2021, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring NOTES TO THE programs with recourse of $678 and $602, respectively, were recognized within the line item “Other financial obligations” in the statement of financial position. For the years ended December 31, 2022, 2021 and 2020, the net cash flows generated by (used in) these securitization programs were $79, $25 and $(26), respectively. CONSOLIDATED 17.3) Fair Value of Financial Instruments FINANCIAL Financial assets and liabilities STATEMENTS The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these ?nancial assets and liabilities in the short-term. The estimated fair value of CEMEX´s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash ?ows using market-based interest rates currently available to CEMEX. The fair values determined by CEMEX for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX or of its counterparties. The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments. As of December 31, 2022 and 2021, the carrying amounts of ?nancial assets and liabilities and their respective fair values were as follows: 2022 2021 CARRYINGAMOUNT VALUE FAIR CARRYING AMOUNT VALUE FAIR Financial assets Derivative ?nancial instruments (notes 14.2 and 17.4) $ 57 57 $ 22 22 Other investments and non-current accounts 221 receivable (note 14.2) 237 237 221 $ 294 294 $ 243 243 Financial liabilities Long-term debt (note 17.1) $ 6,920 6,517 $ 7,306 7,629 Other ?nancial obligations (note 17.2) 918 788 911 919 Derivative ?nancial instruments (notes 17.4 30 and 18.2) 2 2 30 $ 7,840 7,307 $ 8,247 8,578 CEMEX 2022 INTEGRATED REPORT 172

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G As of December 31, 2022 and 2021, assets and liabilities carried at fair value in the consolidated statements of ?nancial position are included in the following fair value hierarchy categories (note 2.7): NOTES TO THE 2022 LEVEL1 LEVEL2 LEVEL3 TOTAL CONSOLIDATED Assets measured atfairvalue Derivative ?nancial instruments (notes 14.2 and 17.4) $ – 57 – 57 FINANCIAL Investments in strategic equity securities (note 14.2) 5 – – 5 STATEMENTS Other investments at 3 fair value through earnings (note 14.2) – 3 – $ 5 60 – 65 Liabilities measured atfairvalue Derivative ?nancial instruments (notes 17.4 and 18.2) $ – 2 – 2 2021 LEVEL1 LEVEL2 LEVEL3 TOTAL Assets measured atfairvalue Derivative ?nancial instruments (notes 14.2 and 17.4) $ – 22 – 22 Investments in strategic equity securities (note 14.2) 14 – – 14 Other investments at 3 fair value through earnings (note 14.2) – 3 – $ 14 25 – 39 Liabilities measured atfairvalue Derivative ?nancial instruments (notes 17.4 and 18.2) $ – 30 – 30 17.4) Derivative Financial Instruments During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), CEMEX held derivative instruments with the objectives explained in the following paragraphs. As of December 31, 2022 and 2021, the notional amounts and fair values of CEMEX’s derivative instruments were as follows: 2022 2021 NOTIONALAMOUNT FAIR VALUE NOTIONAL AMOUNT FAIR VALUE I. Net investment hedges $ 837 (48) 1,511 3 II. Interest rate swaps 1,018 54 1,005 (18) III. Fuel price hedging 136 8 145 30 IV. Foreign exchange options 500 18 250 6 $ 2,491 32 2,911 21 The caption “Financial income and other items, net” in the statements of operations includes certain gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $5 in 2022, of $6 in 2021 and of $17 in 2020. CEMEX 2022 INTEGRATED REPORT 173

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G I. Net investment hedges As of December 31, 2022 and 2021, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 18 months for notional amounts NOTES TO THE of $738 and $761, respectively. CEMEX has designated this program as a hedge of CEMEX’s net investment in Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2022, 2021 and 2020, these contracts generated losses of $96, CONSOLIDATED losses of $4 and gains of $53, respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX’s net assets FINANCIAL denominated in Pesos due to the appreciation of the Peso in 2022 and the depreciation of the Peso in 2021 and 2020. STATEMENTS In addition, as of December 31, 2022, as part of CEMEX’s Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $98. These capped forwards contain limits on the gain that the instrument may generate. Any changes in fair market value of such capped forward contracts are also recognized as part of other comprehensive income in equity. For the year 2022, these contracts generated losses of $2, which partially offset currency translation results recognized in equity generated from CEMEX’s net assets denominated in Pesos due to the appreciation of the Peso in 2022. Moreover, as of December 31, 2021, CEMEX held Dollar/Euro cross-currency swap contracts for a notional amount of $750, which were entered into in November 2021. During the year 2022, CEMEX unwound these instruments fixing a settlement gain of $80. CEMEX designated the foreign exchange forward component of these instruments as a hedge of CEMEX’s net investment in Euros, pursuant to which changes in fair market of such forward contracts were recognized as part of other comprehensive income in equity, while changes in fair value of the interest rate swap component were recognized within the line item of “Financial income and other items, net.” For the years 2022 and 2021, these contracts generated gains of $70 and $10 recognized in equity, which partially offset currency translation results recognized in equity generated from CEMEX’s net assets denominated in Euros due to the depreciation of the Euro in 2022 and 2021 against the Dollar, as well as gains of $8 in 2022 and losses of $1 in 2021 related to the exchange of interest rates in the statement of operations. II. Interest rate swap contracts For accounting purposes under IFRS, CEMEX designates interest rate swaps as cash ?ow hedges, to ?x interest rate payments in relation to an equivalent amount of ?oating interest rate debt; therefore, changes in fair value of these contracts are initially recognized as part of other comprehensive income in equity and are subsequently reclassi?ed to ?nancial expense as the interest expense of the related ?oating interest rate debt is accrued in the statement of operations. As of December 31, 2022 and 2021, CEMEX held interest rate swaps for a notional amount of $750, in both periods, with a fair market value representing assets of $39 in 2022 and liabilities of $30 in 2021, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. During September 2020, CEMEX amended one of the interest rate swap contracts to reduce the weighted average fixed rate from 3.05% to 2.56% in exchange of a payment of $14 and, in November 2021, CEMEX unwound a portion of its interest rate swap in exchange of a payment of $5, recognized within “Financial income and other items, net” in the statement of operations. In November 2021, these contracts were extended with a new maturity date in November 2026. For the years 2022, 2021 and 2020, changes in fair value of these contracts generated gains of $69, gains of $23 and losses of $9, respectively, recognized in other comprehensive income. Moreover, during the same periods, CEMEX recycled results from equity to the line item of “Financial expenses” representing an expense of $2 in 2022, expense of $22 in 2021 and expense of $20 in 2020. In addition, as of December 31, 2022 and 2021, CEMEX held interest rate swaps for a notional of $268 and $255, respectively, negotiated to fix interest payments of existing bank loans referenced to Peso floating rates maturing in November 2023, which fair value represented an asset of $15 in 2022 and of $12 in 2021. During December 2021, CEMEX partially unwound its interest rate swap receiving $3 recognized within “Financial income and other items, net” in the statement of operations. CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended December 31, 2022, 2021 and 2020 changes in fair value of these contracts generated gains of $3, gains of $15 and losses of $3, respectively, recognized in other comprehensive income. Moreover, during the same periods, CEMEX recycled results from equity to the line item of “Financial expenses” representing gains of $7 in 2022, expense of $0.3 in 2021 and expense of $0.1 in 2020. CEMEX 2022 INTEGRATED REPORT 174

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G In addition, as part of a forecasted debt issuance expected by mid-2023, during March, 2022, CEMEX entered into interest rate swap lock contracts for a notional of $300. CEMEX designated these interest rate swap lock contracts as a cash flow hedge of the forecasted debt transaction. During 2022, changes in fair value of NOTES TO THE these contracts generated gains of $33 recognized in other comprehensive income. During September 2022, CEMEX early settled these interest rate swap lock contracts and fixed the gain of $33, which will decrease the financial expense commencing when the debt is issued. Otherwise, the amount will remain in equity. CONSOLIDATED III. Fuel price hedging FINANCIAL As of December 31, 2022 and 2021, CEMEX maintained swap and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several STATEMENTS operations for aggregate notional amounts of $136 and $145, respectively, with an estimated aggregate fair value representing assets of $8 in 2022 and of $30 in 2021. By means of these contracts, for its own consumption only, CEMEX either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2022, 2021 and 2020, changes in fair value of these contracts recognized in other comprehensive income represented losses of $25, gains of $22 and $7, respectively. Moreover, during the same periods, CEMEX recycled results from equity to the line items of “Cost of sales” and “Operating expenses”, as applicable, representing gains of $88 in 2022, gains of $36 in 2021 and an expense of $24 in 2020. IV. Foreign exchange options As of December 31, 2022 and 2021, CEMEX held Dollar/Peso call spread option contracts for a notional amount of $500 and $250, respectively. Such contracts mature between September 2024 and December 2024 and were negotiated to maintain the value in Dollars over an equivalent amount over revenue generated in Pesos. Changes in the fair value of these instruments, generated losses of $13 in 2022 and of losses of $5 in 2021, recognized within “Financial income and other items, net” in the statement of operations. Other derivative ?nancial instruments negotiated during the periods During 2020, CEMEX negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euros and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397. For the year 2020, the aggregate results from positions entered and settled, generated losses of $15 recognized within “Financial income and other items, net” in the statements of operation. Additionally, during 2020, CEMEX negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euros, negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of $3, recognized within “Financial income and other items, net” in the statement of operations. Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom (note 4.2), the Company negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euros for a notional amount of $186. CEMEX settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of $9 recognized within “Financial income and other items, net” in the statement of operations. 17.5) Risk Management Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sold or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities. CEMEX 2022 INTEGRATED REPORT 175

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G In the ordinary course of business, CEMEX is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, ?y-ash, gypsum and other industrial materials which are commonly used by CEMEX in the production process, and expose CEMEX to variations in prices of the underlying commodities. To NOTES TO THE manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company’s Board of Directors, which represent CEMEX’s risk management framework and that are supervised by several Committees, CEMEX’s management CONSOLIDATED establishes speci?c policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a FINANCIAL determined market or aligning the currencies portfolio in which CEMEX incurred its debt, with those in which CEMEX generates its cash ?ows. STATEMENTS As of December 31, 2022 and 2021, these strategies are sometimes complemented with the use of derivative ?nancial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to ?x the price of these underlying commodities. The main risk categories are mentioned below: Credit risk Credit risk is the risk of financial loss faced by CEMEX if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2022 and 2021, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties regarding financial assets. The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2022, considering CEMEX’s best estimate of potential expected losses based on the ECL model developed by CEMEX (note 10), the allowance for expected credit losses was $91. Interest rate risk Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period. Additionally, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and floating rates while attempting to reduce its interest costs. CEMEX could renegotiate the conditions or repurchase the debt, particularly when the NPV of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt. As of December 31, 2022 and 2021, 21% and 10%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted-average interest rate of LIBOR plus 148 basis points in 2022 and 150 basis points in 2021. These figures reflect the effect of interest rate swaps held by CEMEX during 2022 and 2021. As of December 31, 2022 and 2021, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2022 and 2021 would have reduced by $13 and $7, respectively, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2022 and 2021. CEMEX 2022 INTEGRATED REPORT 176

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Managing interest rate benchmark reform A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with NOTES TO THE alternative secured rates (referred to as the “IBOR reform”). CEMEX has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. In anticipation of this transition, the 2021 Credit Agreement already incorporates a benchmark rate replacement mechanism. Moreover, CONSOLIDATED CEMEX’s derivative instrument contracts contain standard definitions to incorporate robust fallbacks for instruments linked to certain IBORs, with the changes FINANCIAL coming into effect from January, 2021. From that date, all new cleared and non-cleared derivatives that reference such de?nitions include the fallbacks. As of December 31, 2022, with the exemption of certain instruments that have migrated automatically to the alternative secured rates under the fallback protocol, CEMEX STATEMENTS still has derivatives instruments, when applicable, linked to LIBOR rates; such debt and derivative instruments will be orderly migrated to the alternative secured rates in due course. CEMEX does not expect the migration spreads that may increase its ?nancial expense to be signi?cant. CEMEX’s respective risk management committee monitors and manages the Company’s transition to alternative secured rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform. Foreign currency risk Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2022, 21% of CEMEX’s revenues, before eliminations resulting from consolidation, were generated in Mexico, 27% in the United States, 5% in the United Kingdom, 4% in France, 3% in Germany, 2% in Poland, 2% in Spain, 2% in the Philippines, 5% in Israel and 4% in the Rest of EMEAA region, 2% in Colombia, 1% in Panama, 2% in Dominican Republic, 2% in Caribbean TCL, 2% in the Rest of SCA&C, and 16% in CEMEX’s other operations. Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated statements of operations. Exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations in related parties’ long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable future, are recognized in the statement of other comprehensive income. As of December 31, 2022, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from CEMEX’s presentation currency, considering a hypothetic 10% strengthening of the Dollar against the Peso, with all other variables held constant, CEMEX’s net income for 2022 would have decreased by $42, as a result of higher foreign exchange losses on CEMEX’s Dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the Dollar against the Peso would have the opposite effect. As of December 31, 2022, 79% of CEMEX’s financial debt was Dollar-denominated, 14% was Euro-denominated, 4% was Peso-denominated, 2% was Philippine Peso-denominated and 1% was in other currencies. Therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated versus the several currencies in which CEMEX’s revenues are settled in most countries in which it operates. CEMEX cannot guarantee that it will generate sufficient revenues in Dollars from its operations to service these obligations. As of December 31, 2022, CEMEX had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $500 to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk (note 17.4) . Complementarily, CEMEX may negotiate other derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes. CEMEX 2022 INTEGRATED REPORT 177

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G As of December 31, 2022 and 2021, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows: 2022 NOTES TO THE MEXICO UNITEDSTATES EMEAA SCA&C OTHERS1 TOTAL CONSOLIDATED Monetary assets $ 960 650 1,315 204 – 3,129 Monetary liabilities 1,951 2,559 2,887 519 7,174 15,090 FINANCIAL Net monetary assets (liabilities) $ (991) (1,909) (1,572) (315) (7,174) (11,961) STATEMENTS Out of which: Dollars $ 8 (1,909) 12 (42) (5,633) (7,564) Pesos (999) – – – (72) (1,071) Euros – – (632) – (1,183) (1,815) Pounds – – (931) – 171 (760) Other currencies (751) – – (21) (273) (457) $ (991) (1,909) (1,572) (315) (7,174) (11,961) 2021 MEXICO UNITEDSTATES EMEAA SCA&C OTHERS1 TOTAL Monetary assets $ 873 605 1,255 262 193 3,188 Monetary liabilities 1,644 2,701 3,279 659 7,544 15,827 Net monetary assets (liabilities) $ (771) (2,096) (2,024) (397) (7,351) (12,639) Out of which: Dollars $ (166) (2,096) 23 (87) (6,254) (8,580) Pesos (601) – – – (17) (618) Euros – – (762) 1 (384) (1,145) Pounds – – (1,191) – 28 (1,163) Other currencies (1,133) (4) – (94) (311) (724) $ (771) (2,096) (2,024) (397) (7,351) (12,639) 1 Includes the Parent Company, CEMEX’s financing subsidiaries, among other entities. Considering that the Parent Company’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar (note 2.5), there is foreign currency risk associated with the translation into Dollars of subsidiaries’ net assets denominated in different currencies. When the Dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. CEMEX has implemented a Dollar/Peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in Pesos (note 17.4) . CEMEX 2022 INTEGRATED REPORT 178

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Equity risk Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s NOTES TO THE and/or third party’s shares. CEMEX has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments CONSOLIDATED are recognized in the income statement as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December FINANCIAL 31, 2022, CEMEX does not have derivative financial instruments based on the price of the Parent Company’s shares or any third-party’s shares. STATEMENTS Liquidity risk Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. The maturities of CEMEX’s contractual obligations are included in note 24.1. As of December 31, 2022, current liabilities, which included $987 of current debt and other financial obligations, exceed current assets by $1,020. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2022, CEMEX generated net cash flows provided by operating activities of $1,475. The Company’s management considers that CEMEX will generate sufficient cash flows from operations in the following twelve months to meet its current obligations and trusts in its proven capacity to continually refinance and replace its current obligations, which will enable CEMEX to meet any liquidity risk in the short-term. In addition, as of December 31, 2022, CEMEX has committed lines of credit under the revolving credit facility in its 2021 Credit Agreement for a total amount of $1,750. As of December 31, 2022, the disposed amount is $300. 18) Other Current and Non-Current Liabilities 18.1) Other Current Liabilities As of December 31, 2022 and 2021, consolidated other current liabilities were as follows: 2022 2021 Provisions1 $ 620 620 Interest payable 96 92 Other accounts payable and accrued expenses 2 216 233 Contract liabilities with customers (note 3) 257 3 293 $ 1,225 1,202 1 Current provisions primarily consist of accrued employee bene?ts, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months. 2 As of December 31, 2022 and 2021, includes $6 and $7, respectively, of the current portion of other taxes payable in Mexico. 3 As of December 31, 2022 and 2021, contract liabilities with customers included $253 and $219, respectively, of advances received from customers, as well as in 2022 and 2021 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $5 and $4, respectively. CEMEX 2022 INTEGRATED REPORT 179

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 18.2) Other Non-Current Liabilities As of December 31, 2022 and 2021, consolidated other non-current liabilities were as follows: NOTES TO THE 2022 2021 CONSOLIDATED Asset retirement obligations 1 $ 465 553 Accruals for legal assessments and other responsibilities 2 41 48 FINANCIAL Non-current liabilities for valuation of derivative instruments 2 30 Environmental liabilities3 233 276 STATEMENTS Other non-current liabilities and provisions391 4,5 324 $ 1,065 1,298 1 Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life. 2 Provisions for legal claims and other responsibilities include items related to tax contingencies. 3 Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years. 4 As of December 31, 2021, includes $6 of the non-current portion of taxes payable in Mexico. 5 As of December 31, 2022 and 2021, the balance includes deferred revenues of $27 and $32, respectively, that are amortized to the income statement as deliverables are fulfilled over the maturity of long-term clinker supply agreements. Changes in consolidated other current and non-current liabilities for the years ended December 31, 2022 and 2021, were as follows: 2022 RETIREMENT ASSET ENVIRONMENTAL FORLEGAL ACCRUALS VALUATIONOF DERIVATIVE LIABILITIES OTHER OBLIGATIONS LIABILITIES PROCEEDINGS INSTRUMENTS ANDPROVISIONS TOTAL 2021 Balance at beginning of period $ 553 276 48 37 1,043 1,957 1,756 Additions or increase in estimates 22 1 11 25 211 270 595 Releases or decrease in estimates (119) (37) (17) (29) (284) (486) (301) Business combinations 6 – – – – 6 – Reclassi?cations 34 – – – (26) 8 4 Accretion expense (24) – (4) – (30) (58) (28) Foreign currency translation (7) (7) 3 17 23 29 (69) Balance at end of period $ 465 233 41 50 937 1,726 1,957 Out of which: Current provisions $ – – – 48 613 661 659 19) Pensions and Post-Employment Bene?ts De?ned contribution pension plans The consolidated costs of defined contribution plans for the years ended December 31, 2022, 2021 and 2020 were $59, $54 and $48, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements’ date. CEMEX 2022 INTEGRATED REPORT 180

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G De?ned bene?t pension plans Most of CEMEX’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-employment NOTES TO THE benefits are recognized in earnings and/or in “Other comprehensive income” for the period in which they are generated, as appropriate. For the years ended December 31, 2022, 2021 and 2020, the effects of pension plans and other post-employment bene?ts are summarized as follows: CONSOLIDATED PENSIONS OTHERBENEFITS TOTAL FINANCIAL NETPERIODCOST(INCOME): 2022 2021 2020 2022 2021 2020 2022 2021 2020 STATEMENTS Recordedinoperatingcostsandexpenses Service cost $ 8 9 9 4 3 2 12 12 11 Past service cost 1 – (2) – – 1 1 – (1) Settlements and curtailments (1) – (1) – – (1) (1) – (2) 9 8 7 4 2 2 13 10 9 Recordedinother?nancialexpenses Net interest cost 23 26 27 6 5 5 29 30 32 Recordedinothercomprehensiveincome Actuarial (gains) losses 199 for the period (166) (257) 181 (10) (6) 18 (176) (263) $ (134) (223) 215 – 1 25 (134) (223) 240 As of December 31, 2022 and 2021, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows: PENSIONS OTHERBENEFITS TOTAL 2022 2021 2022 2021 2022 2021 Change in bene?ts obligation: Projected bene?t obligation at beginning of the period $ 2,685 2,928 98 105 2,783 3,033 Service cost 8 9 4 3 12 12 Interest cost 66 62 6 5 72 67 Actuarial gains (632) (134) (10) (6) (642) (140) Initial valuation from new plan 13 – – – 13 –Reduction from disposal of assets 1 (6) – – – (6) –Settlements and curtailments – (1) – (1) – (2) Plan amendments 1 – – – 1 –Benefits paid (130) (132) (7) (7) (137) (139) Foreign currency translation (194) (47) 1 (1) (193) (48) Projected bene?t obligation at end of the period 1,811 2,685 92 98 1,903 2,783 Change in plan assets: Fair value of plan assets at beginning of the period 1,783 1,693 1 1 1,784 1,694 Return on plan assets 43 36 – – 43 36 Actuarial (losses) gains (466) 123 – – (466) 123 Employer contributions 98 78 7 7 105 85 Initial valuation from new plan 13 – – – 13 –Benefits paid (132) (132) (7) (7) (139) (139) Foreign currency translation (132) (15) – – (132) (15) Fair value of plan assets at end of the period 1,207 1,783 1 1 1,208 1,784 Net projected liability in the statement of ?nancial position $ 604 902 91 97 695 999 1 In connection with the sale of Neoris’ 65% stake as described in note 4.2. CEMEX 2022 INTEGRATED REPORT 181

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G For the years 2022, 2021 and 2020, actuarial (gains) losses for the period were generated by the following main factors as follows: 2022 2021 2020 NOTES TO THE Actuarial (gains) losses due to experience $ 96 (87) 1 CONSOLIDATED Actuarial (gains) losses due to demographic assumptions (2) 20 18 Actuarial (gains) losses due ?nancial assumptions 180 (270) (196) FINANCIAL $ (176) (263) 199 STATEMENTS In 2022, net actuarial gains due to financial assumptions were mainly driven by a general increase in the discount rates applicable to the calculation of the benefits’ obligations mainly in the United Kingdom, the United States, Germany, and Mexico, as market interest rates increased in 2022 as compared to 2021, partially offset by actual returns in plan assets lower than estimated for a total of $466, of which $373 refers to the United Kingdom, $52 to the United States and $19 to Mexico. In addition, there were significant increase effects in the net projected liability related to adjustments due to experience for a total of $96, mainly in the United Kingdom for $77 and Germany for $13. In addition, the net actuarial gains were also driven by a gain in demographic assumptions of $2. In 2021, net actuarial gains due to financial assumptions were mainly driven by moderate increases in the discount rates applicable to the calculation of the benefits’ obligations in the United Kingdom, the United States, Germany and Mexico, as market interest rates increased in 2021 as compared to 2020. In addition, there were significant reduction effects in the net projected liability related to adjustments due to experience in the United Kingdom, the United States and Germany for a combined amount of $81. Moreover, the net projected liability significantly decreased by actual returns in plan assets higher than estimated returns for a total of $122, of which $86 refers to the United Kingdom, $13 to the United States and $23 to other countries, partially offset by actuarial losses due to demographic assumption of $20, of which $12 refers to the United Kingdom. As of December 31, 2022 and 2021, based on the hierarchy of fair values, plan assets are detailed as follows: 2022 2021 LEVEL1 LEVEL2 LEVEL3 TOTAL LEVEL1 LEVEL2 LEVEL3 TOTAL Cash $ 38 – – 38 $ 33 – – 33 Investments in corporate bonds 7 289 – 296 1 432 – 433 Investments in government bonds 90 266 – 356 85 393 – 478 Total ?xed-income securities 135 555 – 690 119 825 – 944 Investment in marketable securities 226 42 – 268 380 109 – 489 Other investments and private funds 91 42 117 250 163 88 100 351 Total variable-income securities 317 84 117 518 543 197 100 840 Total plan assets $ 452 639 117 1,208 $ 662 1,022 100 1,784 CEMEX 2022 INTEGRATED REPORT 182

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G The most signi?cant assumptions used in the determination of the bene?t obligation were as follows: 2022 2021 NOTES TO THE MEXICO UNITED STATES KINGDOM UNITED RANGEOFRATESIN OTHERCOUNTRIES MEXICO UNITED STATES KINGDOM UNITED RANGEOFRATESIN OTHERCOUNTRIES CONSOLIDATED Discount rates 10.50% 5.50% 5.00% 3.6% –13.0% 9.25% 2.90% 1.90% 0.4% –9.3% FINANCIAL Rate of return on plan assets 10.50% 5.50% 5.00% 3.6% –13.0% 9.25% 2.90% 1.90% 0.4% –9.3% Rate of salary increases 4.50% – 3.25% 2.5% –7.3% 4.50% – 3.35% 2.3% –7.3% STATEMENTS As of December 31, 2022, estimated payments for pensions and other post-employment bene?ts over the next 10 years were as follows: ESTIMATEDPAYMENTS 2023 $ 145 2024 139 2025 140 2026 140 2027 – 2032 821 As of December 31, 2022 and 2021, the aggregate projected benefit obligation (“PBO”) for pension plans and other post-employment benefits and the plan assets by country were as follows: 2022 2021 PBO ASSETS DEFICIT PBO ASSETS DEFICIT Mexico $ 220 25 195 $ 200 38 162 United States 194 166 28 270 226 44 United Kingdom1 1,062 791 271 1,794 1,273 521 Germany 134 6 128 180 7 173 Other countries 293 220 73 339 240 99 $ 1,903 1,208 695 $ 2,783 1,784 999 1 Applicable regulation in the United Kingdom requires to maintain plan assets at a level similar to that of the obligations. Beginning in 2012, the pension fund started to receive annual dividends from a limited partnership (the “Partnership”), whose assets, transferred by CEMEX UK of an approximate value of $553, are leased back to CEMEX UK. The Partnership is owned, controlled and consolidated by CEMEX UK. The annual dividends received by the pension funds in 2022, 2021 and 2020, which increase at a 5% rate per year, were Ł22.3 ($30), Ł22.3 ($30) and Ł21.3 ($29), respectively. In 2037, on expiry of the arrangement, the Partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Distributions from the Partnership to the pension fund are considered as employer contributions to plan assets in the period in which they occur. In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2022 and 2021, the projected benefits obligation related to these benefits was $60 and $69, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2022 and 2021 for Mexico were 7% and 7% respectively, for Puerto Rico 5.4% and 6.4%, respectively, for the United Kingdom were 6.8% and 6.9%, respectively, and for TCL was a rate range between 5.0% and 13.0% and 5.0% and 10.5%, respectively. CEMEX 2022 INTEGRATED REPORT 183

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Significant events of settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods In 2022, there were no significant settlements or curtailments related to employees’ pension benefits and other post-employment benefits. NOTES TO THE In 2021, as an effect of a sale of assets in France (note 4.2), there was a curtailment gain of $1 in its pension plan recognized in the statement of operations for the CONSOLIDATED period. In addition, one of the participating companies in other postretirement benefits of TCL ceased operations in February 2021, resulting in a curtailment gain in other postretirement benefits of $1 reflected in the statement of operations for the period. FINANCIAL During 2020, in connection with the divestiture of Kosmos’ assets in the United States (note 4.1), CEMEX recognized a curtailment gain of $1 related to its medical STATEMENTS plan. Moreover, in France, CEMEX changed certain formulas of the pension benefits resulting in a past service gain of $2. In addition, in Mexico, CEMEX changed some postretirement benefits resulting in an expense for past services of $1 in 2020. These effects were recognized in the income statement for the year. Sensitivity analysis of pension and other post-employment bene?ts For the year ended December 31, 2022, CEMEX performed sensitivity analyses on the most signi?cant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment bene?ts as of December 31, 2022 are shown below: PENSIONS OTHERBENEFITS TOTAL ASSUMPTIONS: +50BPS -50BPS +50BPS -50BPS +50BPS -50BPS Discount Rate Sensitivity $ (91) 100 (3) 3 (94) 103 Salary Increase Rate Sensitivity 5 (4) – (1) 5 (5) Pension Increase Rate Sensitivity 66 (63) – – 66 (63) Multiemployer de?ned bene?t pension plans In addition to the Company’s sponsored plans, certain union employees in the United States and the United Kingdom are covered under multiemployer defined benefit plans administered by their unions. The Company’s funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the multiemployer plans were $61 in 2022, $58 in 2021 and $56 in 2020. The Company expects to contribute $58 to the multiemployer plans in 2023. 20) Income Taxes 20.1) Income Taxes for the Period The amounts of income tax expense in the statements of operations for 2022, 2021 and 2020 are summarized as follows: 2022 2021 2020 Current income tax expense $ 170 172 158 Deferred income tax expense (income) (122) 39 (35) $ 209 137 36 CEMEX 2022 INTEGRATED REPORT 184

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 20.2) Deferred Income Taxes As of December 31, 2022 and 2021, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below: NOTES TO THE 2022 2021 CONSOLIDATED Deferred tax assets: Tax loss carryforwards and other tax credits $ 561 662 FINANCIAL Accounts payable and accrued expenses 754 808 STATEMENTS Intangible assets, net 140 138 Total deferred tax assets, gross 1,455 1,608 Presentation of net position by same legal entity (1,046) (1,044) 411 562 Deferred tax liabilities: Property, machinery and equipment and right-of-use asset, net (1,406) (1,502) Investments and other assets (32) (29) Total deferred tax liabilities, gross (1,438) (1,531) Presentation of net position by same legal entity 1,044 1,046 Total deferred tax liabilities, net in the statement of ?nancial position (394) (485) Net deferred tax assets (liabilities) $ 17 77 Out of which: Net deferred tax liabilities in Mexican entities 1 $ (17) (81) Net deferred tax assets inforeign entities 2 34 158 Net deferred tax assets $ 17 77 1 Net deferred tax liabilities in Mexico at the reporting date mainly refer to a temporary difference resulting when comparing the carrying amount of property, machinery and equipment, against their corresponding tax values (remaining tax-deductible amount), partially offset by certain deferred tax assets from tax loss carryforwards that are expected to be recovered in the future against taxable income. When the book value is greater than the related tax value results in a deferred tax liability. In 2011, upon transition to IFRS, CEMEX elected to measure its ?xed assets at fair value, which resulted in a signi?cant increase in book value, mainly associated with the revaluation of mineral reserves. Such restated amounts are depleted to the income statement in a period close to 35 years, generating accounting expense that is not tax-deductible; hence the temporary difference will gradually reverse over time but does not represent a payment obligation to the tax authority at the reporting date. 2 Net deferred tax assets in foreign entities in 2022 and 2021 are mainly related to tax loss carryforwards recognized in prior years, mainly in the United States, that are expected to be recovered in the future against taxable income. As of December 31, 2022 and 2021, balances of the deferred tax assets and liabilities included in the statement of ?nancial position are located in the following entities: 2022 2021 ASSETS LIABILITIES NET ASSETS LIABILITIES NET Mexican entities $ 168 (185) (17) $ 191 (272) (81) Foreign entities 158 243 (209) 34 371 (213) $ 411 (394) 17 $ 562 (485) 77 CEMEX 2022 INTEGRATED REPORT 185

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G The breakdown of changes in consolidated deferred income taxes during 2022, 2021 and 2020 was as follows: 2022 2021 2020 NOTES TO THE Deferred income tax expense (income) in the income statement $ 39 (35) (122) CONSOLIDATED Deferred income tax expense (income) in stockholders’ equity 14 (38) (41) Reclassi?cations 1 7 78 (12) FINANCIAL Change in deferred income tax during the period $ 60 5 (175) STATEMENTS 1 In 2022, 2021 and 2020, refers to the effects of the reclassi?cation of balances to assets held for sale and related liabilities (note 4.2) . Current and/or deferred income tax relative to items of other comprehensive income during 2022, 2021 and 2020 were as follows: 2022 2021 2020 Revenue related to foreign exchange ?uctuations from intercompany balances (note 21.2) $ – (6) (19) Expense (revenue) associated to actuarial results (note 21.2) 32 26 (41) Revenue related to derivative ?nancial instruments (note 17.4) (30) (1) 14 Expense (revenue) from (14) foreign currency translation and other effects 12 (63) $ 14 (44) (60) As of December 31, 2022, consolidated tax loss and tax credits carryforwards expire as follows: AMOUNTOF AMOUNTOF AMOUNTOF UNRECOGNIZED RECOGNIZED CARRYFORWARDS CARRYFORWARDS CARRYFORWARDS 2023 $ 185 156 29 2024 148 20 128 2025 209 192 17 2026 209 191 18 2027 and thereafter 2,032 7,739 5,707 $ 8,490 6,266 2,224 As of December 31, 2022, in connection with CEMEX’s deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, CEMEX would need to generate $2,224 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refers to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets. The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future. CEMEX 2022 INTEGRATED REPORT 186

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 20.3) Reconciliation of Effective Income Tax Rate For the years ended December 31, 2022, 2021 and 2020, the effective consolidated income tax rates were as follows: NOTES TO THE 2022 2021 2020 CONSOLIDATED Earnings (loss) before income tax $ 770 954 (1,310) Income tax expense (209) (137) (36) FINANCIAL Effective consolidated income tax expense rate1 27.1% 14.4% (2.7)% STATEMENTS 1 The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement. Differences between the ?nancial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2022, 2021 and 2020 were as follows: 2022 2021 2020% $ % $ % $ Mexican statutory tax rate 30.0 231 30.0 280 30.0 (391) Difference between accounting and tax expenses, net 1 35.8 276 4.8 45 (18.4) 240 Non-taxable sale of equity securities and ?xed assets 3.4 26 (3.8) (35) 1.3 (17) Difference between book and tax in?ation 28.2 217 23.9 223 (7.1) 92 Differences in the income tax rates in the countries where CEMEX operates2 (6.2) (48) 4.7 44 (0.9) 12 Changes in deferred tax assets3 (59.7) (460) (48.7) (454) (9.6) 125 Changes in provisions for uncertain tax positions (5.1) (39) 2.6 24 0.2 (3) Others 0.7 6 0.8 10 1.7 (22) Effective consolidated income tax expense rate 27.1 209 14.4 137 (2.7) 36 1 In 2022 includes $365 and in 2020 includes $312, related to the effects of the impairment charges during the periods which are basically non-deductible (note 7). 2 Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2021 includes the effect related to the change in statutory tax rate in Colombia from 30% to 35%. 3 Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards. The following table compares the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2022 and 2021: 2022 2021 CHANGESINTHE CHANGESINTHE STATEMENTOF AMOUNTSIN STATEMENTOF AMOUNTSIN FINANCIALPOSITION RECONCILIATION FINANCIALPOSITION RECONCILIATION Tax loss carryforwards generated and not recognized during the year $ – 38 – 9 Derecognition related to tax loss carryforwards recognized in prior years (103) – (145) –Recognition related to unrecognized tax loss carryforwards 16 (498) 19 (460) Foreign currency translation and other effects (14) – 11 (3) Changes in deferred tax assets $ (101) (460) (115) (454) CEMEX 2022 INTEGRATED REPORT 187

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 20.4) Uncertain Tax Positions and Signi?cant Tax Proceedings Uncertain tax positions NOTES TO THE As of December 31, 2022 and 2021, as part of current provisions and non-current other liabilities (note 18), CEMEX has recognized provisions related to unrecognized tax bene?ts in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. CONSOLIDATED As of December 31, 2022, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities FINANCIAL in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the ?nancial statements. A summary of the beginning and ending amount of unrecognized tax bene?ts for the years ended December STATEMENTS 31, 2022, 2021 and 2020, excluding interest and penalties, is as follows: 2022 2021 2020 Balance of tax positions at beginning of the period $ 48 27 28 Additions for tax positions of prior periods 5 4 – Additions for tax positions of current period 5 27 3 Reductions for tax positions related to prior periods and other items (11) (2) (1) Settlements and reclassi?cations (4) (5) (3) Expiration of the statute of limitations (2) (2) (2) Foreign currency translation effects – (1) 2 Balance of tax positions at end of the period $ 41 48 27 Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although CEMEX believes its estimates of the total unrecognized tax bene?ts are reasonable, uncertainties regarding the ?nal determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax bene?ts in future periods. It is difficult to estimate the timing and range of possible changes related to uncertain tax positions, as ?nalizing audits with the income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax bene?ts over the next 12 months, although any settlements or statute of limitations expirations may result in a signi?cant increase or decrease in the total unrecognized tax bene?ts, including those positions related to tax examinations being currently conducted. Signi?cant tax proceedings As of December 31, 2022, the Company’s most significant tax proceedings are as follows: • The tax authorities in Spain (“the Spanish Tax Authorities”) challenged part of the tax loss carryforwards reported by CEMEX Espańa covering the tax years from and including 2006 to 2009. During 2013, the Spanish Tax Authorities notified CEMEX Espańa of fines in the aggregate amount of $489. In April 2014, CEMEX España ?led appeals against such resolution before the Tribunal Económico Administrativo Central (“TEAC”) of the Spanish Tax Authorities. On September 20, 2017, CEMEX Espańa was notified by the TEAC about an adverse resolution to such appeals. CEMEX Espańa filed a recourse against such resolution in November 2017 before the National Court (Audiencia Nacional) and applied for the suspension of the payment before the National Court until the case is finally resolved. On January 31, 2018, the National Court notified CEMEX Espańa of the granting of the suspension of the payment, subject to the provision of guarantees on or before April 2, 2018. In this regard, CEMEX Espańa provided the respective guarantees in the form of a combination of a liability insurance policy and a mortgage of several assets in Spain. In November 2018, the National Court confirmed the acceptance of the guarantees by the Spanish Tax Authorities, which ensures the suspension of the payment until the recourses are definitively resolved. On November 30, 2021, the National Court issued a judgment rejecting the appeal filed by CEMEX Espańa against the resolution of the TEAC, confirming the imposed fines. On February 25, 2022, CEMEX Espańa filed with the Spanish Supreme Court a cassation appeal against this judgment issued by the National Court. On October 13, 2022, the Spanish Supreme Court rejected the admission of the cassation appeal. As a result, CEMEX Espańa filed an annulment recourse against this determination, which was admitted by the Spanish Supreme Court in December 2022. As of December 31, 2022, CEMEX believes an adverse resolution in these proceedings is not probable and no accruals have been created in connection with these proceedings. Nonetheless, it is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX Espańa has filed could take an extended amount of time to be resolved, but if adversely resolved, these proceedings could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position. CEMEX 2022 INTEGRATED REPORT 188

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G • On March 26, 2021, the Spanish Tax Authorities notified CEMEX Espańa of an assessment for Income Taxes in an amount in Euros equivalent to $51 as of December 31, 2022, plus late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment was appealed before the TEAC. In NOTES TO THE order for the suspension of the payment of the tax assessment to be granted, CEMEX Espańa provided a payment guarantee which was approved by such tax authorities. Moreover, on December 3, 2021, the Spanish Tax Authorities notified CEMEX Espańa of a penalty for an amount in Euros equivalent to $73, derived CONSOLIDATED from the tax audit process covering the same period from 2010 to 2014. This assessment was appealed before the TEAC. Until this appeal is resolved, no payment FINANCIAL will be made and the company is not required to furnish a guarantee for the ?ling of the appeal. As of December 31, 2022, CEMEX believes an adverse resolution in these proceedings are not probable and no accruals have been created in connection with these proceedings. Nonetheless, it is difficult to assess with certainty STATEMENTS the likelihood of an adverse result, and the appeals that CEMEX Espańa has filed could take an extended amount of time to be resolved, but if adversely resolved, these proceedings could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position. • During April, 2018, CEMEX Colombia received a special proceeding from the Colombian Tax Authority (the “Tax Authority”), where certain deductions included in the 2012 income tax return were rejected. The Tax Authority assessed an increase in the income tax payable by CEMEX Colombia and imposed an inaccuracy penalty for amounts in Colombian Pesos equivalent to $26 of income tax and $26 of penalty. After having appealed this requirement, on December 28, 2018, CEMEX Colombia received an official review settlement ratifying the rejected deductible items and amounts. CEMEX Colombia filed a reconsideration request on February 21, 2019, which was rejected in all its parts by the Tax Authority on January 8, 2020. On July 1, 2020, CEMEX Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. In the event of an unfavorable resolution, the aforementioned amounts include in the taxes payable, the adjustment of refunding to the Tax Authority credit balances for the year in question, which were used to offset taxes payable for subsequent years. If the proceeding is adversely resolved in the final stage, CEMEX Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2022, at this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX. • In September 2012, the Tax Authority requested CEMEX Colombia to amend its income tax return for the year 2011 in connection with several deductible expenses including the amortization of goodwill. CEMEX Colombia rejected the arguments of the ordinary request and filed a motion requesting the case to be closed. The 2011 income tax return was under audit of the Tax Authority from August 2013 until September 5, 2018, when the Tax Authority notified CEMEX Colombia of a special proceeding in which it rejected certain deductions included in the 2011 tax return and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian Pesos equivalent to $18 of income tax and $18 of penalty. After having appealed this requirement, the Tax Authority notified the official reversal review liquidation in May, 2019, maintaining the claims of the special proceeding; CEMEX Colombia filed an appeal on July 11, 2019. On July 6, 2020, CEMEX Colombia was notified about a resolution to the appeal of reconsideration, in which the Tax Authority confirms the claims of the official liquidation. On October 22, 2020, CEMEX Colombia ?led an appeal against the resolution in the Administrative Court of Cundinamarca within legal term. In the event of a ?nal unfavorable resolution, the amounts mentioned above include in taxes payable, the adjustment of refunding to the Tax Authority of credit balances for the year in question, which were used to offset taxes payable in subsequent years. If the proceeding is adversely resolved in its ?nal stage, CEMEX Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2022, at this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or ?nancial position of CEMEX. CEMEX 2022 INTEGRATED REPORT 189

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 21) Stockholders’ Equity The consolidated ?nancial statements are presented in Dollars based on IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”), while the reporting NOTES TO THE currency of the Parent Company is the Peso. As a result, for the consolidated entity, transactions of common stock, additional paid-in capital and retained earnings are translated and accrued using historical exchange rates of the dates in which the transactions occurred. As a result, although the amounts of total non-controlling CONSOLIDATED interest in the consolidated financial statements and total stockholders’ equity of the Parent Company are the same, IAS 21 methodology results in differences FINANCIAL between line-by-line items within CEMEX’s controlling interest and the Parent Company’s stockholders’ equity. The official stockholders’ equity for statutory purposes is that of the Parent Company as expressed in Pesos. As of December 31, 2022, the line-by-line reconciliation between CEMEX’s controlling interest, as reported STATEMENTS using the Dollar as presentation currency, and the Parent Company’s stockholders’ equity, using a convenience translation of the balances in Pesos translated using the exchange rate of 19.50 Pesos per Dollar as of December 31, 2022, is as follows: ASOFDECEMBER31,2022 CONSOLIDATED PARENTCOMPANY Common stock and additional paid-in capital1 $ 7,810 5,414 Other equity reserves1,2 (1,555) 1,687 Retained earnings 2 4,246 3,400 Total controlling interest $ 10,501 10,501 1 The difference relates to the method of accruing Dollars using the historical exchange rates to translate each common stock and additional paid-in capital transaction denominated in Pesos to Dollars. The cumulative effect from these changes in exchange rates is recognized against other equity reserves. 2 The difference relates with the method of accruing Dollars using the exchange rates of each month during the period for income statement purposes. The cumulative effect from these changes in exchange rates is recognized against other equity reserves. As of December 31, 2022 and 2021, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $8 (20,541,277 CPOs) and $14 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.” 21.1) Common Stock and Additional Paid-in Capital As of December 31, 2022 and 2021, the breakdown of consolidated common stock and additional paid-in capital was as follows: 2022 2021 Common stock $ 318 318 Additional paid-in capital 7,492 7,492 $ 7,810 7,810 Effective as of December 31, 2020, the Company’s management approved a restitution to the consolidated line item of “Retained earnings” for $2,481, by means of transfer with charge to the line item of “Additional paid-in capital.” This transfer represents a reclassification between line items within CEMEX’s consolidated stockholders’ equity that does not affect its consolidated amount. As of December 31, 2022 and 2021 the common stock of CEMEX, S.A.B. de C.V. was presented as follows: 2022 2021 SHARES1 SERIESA2 SERIESB2 SERIESA2 SERIESB2 Subscribed and paid shares 29,016,656,496 14,508,328,248 29,457,941,452 14,728,970,726 Unissued shares authorized for executives’ stock compensation programs 881,442,830 440,721,415 881,442,830 440,721,415 Repurchased shares– 3 441,284,956 220,642,478 – 30,339,384,282 15,169,692,141 30,339,384,282 15,169,692,141 1 As of December 31, 2022 and 2021, 13,068,000,000 shares correspond to the ?xed portion, and 32,441,076,423 shares as of December 31, 2022 and 2021, correspond to the variable portion. 2 Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock; Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock. 3 Shares repurchased under the share repurchase program authorized by the Company’s shareholders (note 21.2) . CEMEX 2022 INTEGRATED REPORT 190

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G On March 24, 2022, stockholders at the ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. approved: (a) setting an amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2022 and until the next ordinary general shareholders’ meeting of the Parent Company that CEMEX, NOTES TO THE S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; (b) authorize the Company’s Board of Directors to determine the bases on which the acquisition and placement of any such shares shall be instructed, designate the persons that shall make the decisions to acquire or place CONSOLIDATED them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) designation of the members of FINANCIAL CEMEX’s Board of Directors, as well as members of the Audit, Corporate Practices and Finance, and Sustainability Committees. STATEMENTS On March 25, 2021, stockholders at the annual ordinary shareholders’ meeting (the “Shareholders’ Meeting”) of CEMEX, S.A.B. de C.V. approved: (a) setting the amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2021 and until the next ordinary general shareholders’ meeting of the Parent Company is held for the acquisition of its own shares or securities that represent such shares; (b) the decrease of the variable part of the Parent Company’s share capital through the cancellation of (i) 1,134 million shares repurchased during the 2020 ?scal year, under the share repurchase program and (ii) an aggregate of 3,409.5 million shares that were authorized to guarantee the conversion of then existing convertible securities, as well as for any new issuance of convertible securities and/ or to be subscribed and paid for in a public offering or private subscription; and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee (which reduced its members from four to three) and the Sustainability Committee of the Parent Company. On March 26, 2020, the Shareholders’ Meeting of CEMEX, S.A.B. de C.V. approved: (i) setting the amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2020 and until the next ordinary Shareholders’ Meeting is held for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in the Parent Company’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. Under the 2020 share repurchase program, the Parent Company repurchased 378.2 million CEMEX CPOs, at a weighted-average price in Pesos equivalent to 0.22 Dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $83. On April 8, 2020, the Parent Company announced that, to enhance its liquidity, it suspended the share repurchase program for the remainder of 2020. In connection with the long-term executive share-based compensation programs (note 22), in 2022 and 2021 CEMEX, S.A.B. de C.V. did not issue shares. 21.2) Other Equity Reserves and Subordinated Notes As of December 31, 2022 and 2021, the caption of other equity reserves and subordinated notes was integrated as follows: 2022 2021 Other equity reserves $ (2,549) (2,365) Subordinated notes 994 994 $ (1,555) (1,371) Other equity reserves As of December 31, 2022 and 2021, other equity reserves are detailed as follows: 2022 2021 Cumulative translation effect, net of effects from deferred income taxes recognized directly in equity (note 20.2) and derivative ?nancial instruments designated as cash ?ow hedges $ (926) (722) Cumulative actuarial losses (353) (529) Cumulative coupon payments under perpetual debentures (note 21.4) (1,070) (1,070) Treasury shares repurchased under share repurchase program (note 21.1) (111) –Cumulative coupon payments under subordinated notes1 (84) (30) Treasury shares held by subsidiaries (14) (5) $ (2,549) (2,365) 1 Interest accrued under the Parent Company’s subordinated notes described below are recognized as part of other equity reserves. CEMEX 2022 INTEGRATED REPORT 191

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G For the years ended December 31, 2022, 2021 and 2020, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows: NOTES TO THE 2022 2021 2020 CONSOLIDATED Foreign currency translation result1 $ (235) (389) 352 Foreign exchange ?uctuations from debt2 (23) 89 (126) FINANCIAL Foreign exchange ?uctuations from intercompany balances(419) 3 (68) (13) STATEMENTS $ (326) (313) (193) 1 These effects refer to the result from the translation of the ?nancial statements of foreign subsidiaries and include the changes in fair value of foreign exchange forward contracts designated as hedge of a net investment (note 17.4) . 2 Generated by foreign exchange ?uctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 2.4) . 3 Refers to foreign exchange ?uctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange ?uctuations over a notional amount of debt of a subsidiary of CEMEX España identi?ed and designated as a hedge of the net investment in foreign subsidiaries. Subordinated notes On June 8, 2021, the Parent Company issued one series of $1,000 and a rate of 5.125% subordinated notes with no fixed maturity. After issuance costs, the Parent Company received $994. Considering that the Parent Company’s subordinated notes have no fixed maturity date, there is no contractual obligation for the Parent Company to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX and specific redemption events, are fully under the Parent Company’s control, under applicable IFRS, these subordinated notes issued by the Parent Company qualify as equity instruments and are classified within controlling interest stockholders’ equity. The Parent Company has a repurchase option on the fifth anniversary of the subordinated notes. In the event of liquidation of the Parent Company’s due to commercial bankruptcy, the subordinated notes would come to the liquidation process according to its subordination after all liabilities. Coupon payments on the subordinated notes were included within “Other equity reserves” and amounted to $54 in 2022 and $30 in 2021. 21.3) Retained Earnings The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2022, the legal reserve amounted to $93. 21.4) Non-Controlling Interest and Perpetual Debentures Non-controlling interest Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2022 and 2021, non-controlling interest in equity amounted to $408 and $444, respectively. In 2022, 2021 and 2020, non-controlling interests in consolidated net income were $27, $25 and $21, respectively. These non-controlling interests arise mainly from the following CEMEX’s subsidiaries: • In February 2017, CEMEX acquired a controlling interest in TCL, whose shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in TCL of 30.17% of its common shares (see note 4.3 for certain relevant condensed ?nancial information). • In July 2016, CHP closed its initial offering of 45% of its common shares. Pursuant to the repurchase of CHP’s shares in the market and a public stock right offering, CEMEX reduced the non-controlling interest in CHP from 45% in 2018 to 33.22% in 2019 and to 22.16% in 2020 considering the results of a public stock rights offering. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines (see note 27 for Subsequent Events). • In November 2012, CLH, a direct subsidiary of CEMEX Espańa, concluded its initial offering of common shares. CLH’s assets include substantially all of CEMEX’s assets in Colombia, Panama, Guatemala and until August 31, 2022, operations in Costa Rica and El Salvador. In December 2020, by means of a public share tender offer, CEMEX Espańa increased its ownership in CLH by acquiring 108,337,613 shares of CLH in exchange of $103. As of December 31, 2022 and 2021, there is a non-controlling interest in CLH of 4.70% and 7.74%, respectively, of CLH’s outstanding common shares, excluding shares held in treasury. Moreover, on December 22, 2022, CEMEX Espańa requested authorization to the Colombian Finance Superintendency to launch a Delisting Tender Offer of CLH’s ordinary shares (see note 27 for Subsequent Events). CEMEX 2022 INTEGRATED REPORT 192

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Perpetual debentures As of December 31, 2020, the line item of “Non-controlling interest” included $449, related to the notional amount of perpetual debentures, excluding any perpetual NOTES TO THE debentures then held by subsidiaries. In June 2021, considering the issuance of the subordinated notes described above, CEMEX repurchased all series of its outstanding perpetual notes. CONSOLIDATED Until its repurchase, coupon payments on the perpetual debentures were included within “Other equity reserves” and amounted to $11 in 2021 and $24 in 2020, FINANCIAL excluding in all the periods the coupons accrued by perpetual debentures held by subsidiaries. STATEMENTS CEMEX’s perpetual debentures had no fixed maturity date and there were no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued by Special Purpose Vehicles (“SPVs”), qualified as equity instruments under applicable IFRS and were classified within non-controlling interest as they were issued by consolidated entities. Subject to certain conditions, CEMEX had the unilateral right to defer indefinitely the payment of interest due on the debentures. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements. 22) Executive Share-Based Compensation Stock-based awards granted to executives are de?ned as equity instruments, considering that the services received from employees are settled by delivering shares. The cost of these equity instruments represent their estimated fair value at the grant date of each plan and is recognized in the statement of operations during the periods in which the executives render services and vest the exercise rights. CEMEX, S.A.B. de C.V. sponsors different long-term restricted share-based compensation programs for a wide range of executives, including top management, executives and other key performers, including beginning in 2022 those executives in CLH, providing for the grant of CEMEX CPOs (jointly the “Share-Based Compensation Programs”). Shares under each annual plan are initially restricted and are proportionately released to the executives as services are rendered at the end of each year over periods of three to four years depending on the plan, to the extent they remain in the Company at the settlement date, except for the top management’s plan, which, in addition, comprises a tri-annual internal and external performance metrics that depending on their weighted achievement, may result in a final award at the end of the third year between 0% and 200% of the target for each annual program. The required Parent Company’s CPOs that are delivered to the executives to meet the Company’s awards are either newly issued or purchased, at the Company’s election. For these purposes, an external trust in which the executives are beneficiaries, receives funding from CEMEX to incur these purchases. Under the Share-Based Compensation Programs, during 2022, 2021 and 2020, executives on a global basis received 109.2 million CPOs, 93.4 million CPOs and 83.8 million CPOs, respectively. As of December 31, 2022, there are 264.4 million CPOs associated with these annual programs that are expected to be delivered in the following years as the executives render services and performance metrics are met, when applicable. Until December 31, 2021, under the Share-Based Compensation Programs, those eligible executives belonging to the operations of CLH and subsidiaries received shares of CLH, significantly sharing the same conditions of CEMEX’s plans. During 2022, 2021 and 2020, executives received 813,980 shares, 713,927 shares and 1,383,518 shares, respectively, that were held in CLH’s treasury, corresponding to the vested portion of prior years’ grants. Beginning in 2022, CLH’s executives receive CEMEX CPO awards. As of December 31, 2022, there are 2,662,885 shares of CLH associated with these annual programs that are expected to be delivered to the executives as services are rendered. In addition, those eligible executives belonging to the operations of CHP and subsidiaries receive shares of CHP, significantly sharing the same conditions of CEMEX’s plans. During 2022, 2021 and 2020, executives received 19,177,703, 16,511,882 and 11,546,350 CHP’s shares, respectively. The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2022, 2021 and 2020, was recognized in the operating results of each subsidiary where the executives render services against other equity reserves. Upon vesting of the awards, in case of newly issued CPOs, the Parent Company recycles the fair value of the stock from other equity reserves to additional paid-in capital within equity, and when the Parent Company funds the executives, it recognizes a decrease in other equity reserves against cash and amounted to $52 in 2022, $42 in 2021 and $44 in 2020. As of December 31, 2022 and 2021, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO, CLH’s shares and/or CHP’s shares. CEMEX 2022 INTEGRATED REPORT 193

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 23) Earnings (Loss) Per Share Basic earnings (loss) per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted-NOTES TO THE average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only on the passage of time should be included in the determination of the basic weighted-average number of shares outstanding. Diluted earnings (loss) per share should re?ect in both the numerator and CONSOLIDATED denominator the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the FINANCIAL satisfaction of speci?ed conditions, to the extent that such assumption would lead to a reduction in basic earnings per share or an increase in basic loss per share. Otherwise, the effects of potential shares are not considered because they generate antidilution. STATEMENTS The amounts considered for calculations of earnings (loss) per share in 2022, 2021 and 2020 were as follows: 2022 2021 2020 DENOMINATOR(THOUSANDSOFSHARES) Weighted-average number of shares outstanding – basic 43,554,921 44,123,654 44,125,288 Effect of dilutive instruments – share-based compensation (note 22)1 793,322 729,292 745,163 Weighted-average number of shares – diluted 44,348,243 44,852,946 44,870,451 NUMERATOR Net income (loss) from continuing operations $ 561 817 (1,346) Less: non-controlling interest net income (loss) 27 25 21 Controlling interest net income (loss) from continuing operations – for basic earnings per share calculations 534 792 (1,367) Plus: after tax interest expense on optionally convertible securities – – 4 Controlling interest net income (loss) from continuing operations – for diluted earnings per share calculations $ 534 792 (1,363) Net income (loss) from discontinued operations $ 324 (39) (100) BASICEARNINGSPERSHARE Controlling interest basic earnings (loss) per share $ 0.0197 0.0171 (0.0332) Controlling interest basic earnings (loss) per share from continuing operations 0.0123 0.0180 (0.0309) Controlling interest basic earnings (loss) per share from discontinued operations 0.0074 (0.0009) (0.0023) CONTROLLINGINTERESTDILUTEDEARNINGSPERSHARE 2 Controlling interest diluted earnings (loss) per share $ 0.0193 0.0168 (0.0332) Controlling interest diluted earnings (loss) per share from continuing operations 0.0120 0.0177 (0.0309) Controlling interest diluted earnings (loss) per share from discontinued operations 0.0073 (0.0009) (0.0023) 1 The number of Parent Company CPOs to be issued under the executive share-based compensation programs, as well as the total amount of Parent Company CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock-based compensation programs is determined under the inverse treasury method. 2 For 2020, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share. CEMEX 2022 INTEGRATED REPORT 194

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 24) Commitments 24.1) Contractual Obligations NOTES TO THE As of December 31, 2022, CEMEX had the following contractual obligations: CONSOLIDATED 2022 OBLIGATIONS LESSTHAN1 YEAR YEARS 1-3 YEARS 3-5 MORETHAN 5YEARS TOTAL FINANCIAL Long-term debt $ 45 1,820 2,567 2,578 7,010 STATEMENTS Leases1 304 428 244 535 1,511 Total debt and other ?nancial obligations2 349 2,248 2,811 3,113 8,521 Interest payments on debt 3 396 705 398 366 1,865 Pension plans and other bene?ts 4 145 279 279 682 1,385 Acquisition of property, plant and equipment 5 86 67 3 – 156 Purchases of services, raw materials, fuel and energy 6 785 837 695 645 2,962 Total contractual obligations $ 1,761 4,136 4,186 4,806 14,889 1 Represent nominal cash flows. As of December 31, 2022, the NPV of future payments under such leases was $1,075, of which, $368 refers to payments from 1 to 3 years and $183 refers to payments from 3 to 5 years. 2 The schedule of debt payments, which includes current maturities, does not consider the effect of any re?nancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature. 3 Estimated cash ?ows on ?oating rate denominated debt were determined using the ?oating interest rates in effect as of December 31, 2022. 4 Represents estimated annual payments under these bene?ts for the next 10 years (note 19), including the estimate of new retirees during such future years. 5 Refers mainly to the expansion of a cement-production line in the Philippines. 6 Future payments for the purchase of raw materials are presented based on contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments based on an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel. In addition, includes a contractual commitment with Neoris over a 5-year contract beginning in 2023 until 2027 for the acquisition by CEMEX of digitalization services and solutions for an annual amount of $55. Moreover, includes the Company’s commitments with six vendors for back-office services for an average annual amount of $60. 24.2) Other Commitments As of December 31, 2022 and 2021, CEMEX was party to other commitments for several purposes, including the purchase of fuel and energy, the estimated future cash flows over maturity of which are presented in note 24.1. A description of the most significant contracts is as follows: • On February 8, 2022, CEMEX renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as Information Technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates, for a tenure of five to seven years at an average annual cost of $60. These contracts replaced the agreements CEMEX maintained with IBM which expired on August 31, 2022. • Beginning in April 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $23 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour (“MWh”) effectively received at the agreed prices per unit. • Beginning in February 2010, for its overall electricity needs in Mexico CEMEX agreed with EURUS to purchase a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $70 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit. CEMEX 2022 INTEGRATED REPORT 195

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G • CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $205 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, final amounts will be NOTES TO THE determined considering the ?nal MWh effectively received at the agreed prices per unit. CONSOLIDATED • In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement FINANCIAL acquiring the volume of fuel from sources in the international markets and Mexico. STATEMENTS • On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of 25.375 Dollars per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the Income Statement as a part of the costs of energy. During 2022, the Company received $3. CEMEX, S.A.B. de C.V. does not record this agreement at fair value since there is not a deep market for electric power in Mexico that would effectively allow for its valuation. 24.3) Commitments From Employee Bene?ts In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost-plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2022, in particular plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging for a total limit of 550 thousand Dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events for a total cost of 2.5 million Dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, CEMEX believes this scenario is remote. The amount expensed through self-insured health care benefits was $64 in 2022, $59 in 2021 and $61 in 2020. 25) Legal Proceedings 25.1) Provisions Resulting From Legal Proceedings CEMEX is involved in various significant legal proceedings, the adverse resolutions of which are deemed probable and imply the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. CEMEX believes that it will not make significant expenditure in excess of the amounts recorded. As of December 31, 2022, the details of the most significant events giving effect to provisions or losses are as follows: • As of December 31, 2022, CEMEX accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in Pounds sterling equivalent to $208. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. • As of December 31, 2022, CEMEX accrued environmental remediation liabilities through its subsidiaries in the United States for $53, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. CEMEX does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed. CEMEX 2022 INTEGRATED REPORT 196

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G • In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM had drilling rights to extract reserves and do quarry remediation at a quarry NOTES TO THE in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in Euros equivalent to $59, arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry CONSOLIDATED Contract. After many hearings, resolutions and appeals over the years, on November 25, 2020, the expert appointed by the court of appeals determined an FINANCIAL amount of loss of profits of $0.70 and a cost of backfilling the quarry in $13 and stated that the damages suffered by SCI could only be set based on the loss of profits. In 2020, CEMEX had accrued a provision through its subsidiaries in France for $1 in connection with the best estimate of the remediation costs resulting STATEMENTS from this claim. On November 23, 2022, the court handed down its decision to confirm the final report issued by the expert and determined that the damages of SCI were set at $0.70. SCI may file a notice of appeal before the Court of Cassation within two months of the notification, which took place on December 22, 2022. As of December 31, 2022, although the final amount may differ, CEMEX considers that any such amount should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition. 25.2) Contingencies From Legal Proceedings CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a ?nal favorable resolution. As of December 31, 2022, the most significant contingencies with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows: • In August 2020, an individual ?led a class action lawsuit (Acción de Grupo) with a Circuit Civil Court in Colombia against CEMEX Colombia and other two gray Portland cement market participants (the “Colombian Class Action Defendants”). The lawsuit seeks compensation for damages arising from alleged cartel actions for which the Colombian Class Action Defendants were ?ned in December 2017. The complaint claims that the Colombian Class Action Defendants caused damages to all consumers of gray Portland cement in Colombia during the period of 2010 to 2012. According to the plaintiff’s claims, the Colombian Class Action Defendants should be ordered to pay damages due to the higher price set on gray Portland cement in an amount in Colombian Pesos equivalent to $273 determined considering the sales of the three market participants in such period. After several procedures, the Circuit Civil Court issued a ruling in favor of CEMEX Colombia, dismissing the proceeding. The plaintiff appealed this decision on May 16, 2022, and, on July 11, 2022, the Circuit Civil Court rati?ed its decision to dismiss the case. The Superior Court of Bogota con?rmed the dismissal on August 24, 2022. The plaintiff has six months since the con?rmation of the dismissal to challenge the con?rmation of the dismissal. As of December 31, 2022, CEMEX believes that a ?nal adverse resolution in this matter is not probable, but if such matter is resolved adversely to CEMEX, such adverse resolution should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition. • On September 20, 2018, triggered by heavy rainfall, a landslide causing damages and fatalities (the “Landslide”) occurred in a site located within an area covered by mining rights of APO Land & Quarry Corporation (“ALQC”) in Naga City, Cebu, Philippines. ALQC is a principal raw material supplier of APO Cement Corporation (“APO”), a wholly owned subsidiary of CHP. CEMEX indirectly owns a minority 40% stake in ALQC. On November 19, 2018, 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) filed an environmental class action lawsuit at the Regional Trial Court (the “Court”) of Talisay, Cebu, against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu. Plaintiffs claim that the Landslide occurred because of the defendants’ gross negligence and seek, among other relief, (a) damages for an amount in Philippine Pesos equivalent to $77, (b) a rehabilitation fund for an amount in Philippine Pesos equivalent to $9, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019 and after reconsideration, the resolution became final on December 5, 2020. Moreover, on September 30, 2019 the Court dismissed the case against CHP and APO, order that is not yet final and that was appealed by the plaintiffs on November 26, 2019 and that was denied entirely in an order dated November 17, 2021. In such order, the Court dismissed the case against the other parties. As of December 31, 2022, only ALQC remains as a party-defendant in the case. This Court order can still be appealed by the Plaintiffs before the Court of Appeals. As of December 31, 2022, in this stage of the lawsuit, CEMEX is not able to assess with certainty the likelihood of an adverse result in this lawsuit; and CEMEX is neither able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial position. CEMEX 2022 INTEGRATED REPORT 197

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G • In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of NOTES TO THE its affiliates violated the law. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to continue to cooperate fully with the SEC, the CONSOLIDATED DOJ and any other investigatory entity. As of December 31, 2022, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC FINANCIAL investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse STATEMENTS impact on CEMEX results of operations, liquidity or ?nancial position. • In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay used in the Egyptian cement industry for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and on September 2014 it was notified that it obtained a favorable resolution from the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming from ACC the payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. These cases have been adjourned by the Commissioners of the Cairo Administrative Judiciary Court, which on November 2, 2020 referred the cases to the Court and established a first hearing session for February 15, 2021 and was adjourned to the May 31, 2021 session. During the session held on May 31, 2021, the Court that is hearing the case decided to refer the case to another Chamber within the same Court considering the nature of the subject. On October 28, 2021 ACC held the first hearing session before the new Chamber. On this session, the court postponed the hearing to the session of January 20, 2022 for ACC lawyers to submit a power of attorney allowing the withdrawal of the court case. CEMEX does not expect that such referral will prejudice ACC’s favorable legal position in this dispute. On February 24, 2022, this case was dismissed by the relevant court and this matter has ended. • In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company. In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, the cases are held in Cairo’s 7th Circuit State Council Administrative Judiciary Court awaiting the High Constitutional Court to pronounce regarding the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2022, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition. (see note 27 for Subsequent Events). In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2022, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss. CEMEX 2022 INTEGRATED REPORT 198

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 25.3) Other Signi?cant Processes In connection with the cement plant located in the municipality of Maceo in Colombia (the “Maceo Plant”), as described in note 15.1, as of December 31, 2022, the NOTES TO THE plant has not initiated commercial operations considering several signi?cant processes for the pro?tability of the investment. The evolution and status of the main issues related to such plant are described as follows: CONSOLIDATED Maceo Plant – Memorandums of understanding FINANCIAL • In August 2012, CEMEX Colombia signed a memorandum of understanding (the “MOU”) with the representative of CI Calizas y Minerales S.A. (“CI Calizas”), for the STATEMENTS acquisition and transfer of assets mainly comprising land, the mining concession, environmental license and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession). In addition, in December 2013, CEMEX Colombia engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of certain land plots adjacent to the plant, signing another memorandum of understanding (the “Land MOU”). Under the MOU and the Land MOU, CEMEX Colombia made cash advances to this representative for amounts in Colombian Pesos equivalent to $13.4 of a total of $22.5, and paid interest accrued over the unpaid committed amount for $1.2, (considering the exchange rate as of December 31, 2016 of 3,000.75 Colombian Pesos per Dollar). In September 2016, after confirming irregularities in the acquisition processes by means of investigations and internal audits initiated in response to complaints received, which were reported to Colombia’s Attorney General (the “Attorney General”), with findings obtained, and considering that such payments were made in breach of the Parent Company’s and CLH’s policies, the Company decided to terminate the employment relationship with then those responsible for the Planning and Legal areas and accepted the resignation of the then Chief Executive Officer. As result of findings, legal opinions and the low probability to recover the cash advances, in December 2016, CEMEX Colombia write off such advances from its investments in progress and cancelled the remaining advance payable. Maceo Plant – Expiration of property process and other related matters • In December 2012 after signing of the MOU, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by the Attorney General. Amongst other measures, the Attorney General suspended the sale and ordered the seizure of the assets subject to the MOU, including the shares of Zomam acquired by CEMEX Colombia before the beginning of such process. As a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process cooperating with the Attorney General. The expiration process continues which has not progressed since February, 2020, CEMEX is not able to make a reasonable estimate of the duration. As of December 31, 2022, pursuant to the expiration of property process of the assets subject to the MOU and the failures to formalize the purchases under the Land MOU, CEMEX Colombia does not have the legal representation of Zomam, is not the rightful owner of the land and is not the assigned entity of the mining concession. • In addition, there is an ongoing criminal investigation that resulted in a legal resolution by means of which an indictment was issued to two of the Company’s former officers and to CI Calizas’ representative. CEMEX is not able to anticipate the actions that criminal judges may impose against these people. Moreover, CEMEX Colombia filed a legal recourse for accountability against the representative, in connection with the responsibilities agreed under the Land MOU for the acquisition of certain land plots adjacent to the plant. This legal recourse finalized in 2021 with a definitive resolution favorable to CEMEX Colombia in which it was ordered the transfer to CEMEX Colombia of those land plots acquired by the representative, as well as the return of unused cash advances, equivalent to $1. As of the reporting date, CEMEX Colombia has initiated the corresponding actions to materialize the effects of the aforementioned resolution. Maceo Plant – Resource against the capitalization of Zomam • On December 7, 2020, the Parent Company, acting as shareholder of CEMEX Colombia, ?led a lawsuit before the Business Superintendency of Colombia (Superintendencia de Sociedades de Colombia or the “Business Superintendency”), requesting a declaration of inefficiency and subsequent declaration of invalidity and inexistence of the equity contribution in-kind carried out by CEMEX Colombia to Zomam on December 11, 2015. In the event of a favorable resolution, all the effects of the equity contribution would roll back. As a consequence, the assets contributed to Zomam, which had a value of $43, would revert to CEMEX Colombia in exchange for the shares in Zomam it received as a result of the capitalization. On December 6, 2022, the Colombian Business Superintendency denied the claims of the lawsuit, and therefore, on December 13, 2022, CLH ?led an appeal for this decision. As of December 31, 2022, the decision on such appeal is pending to be reviewed by the Superior Court of Bogota. If a favorable resolution from the appeal is obtained, it would not have any effect in CEMEX’s consolidated ?nancial statements. CEMEX 2022 INTEGRATED REPORT 199

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Maceo Plant – Mining operation contracts, manufacturing services and delivery, and lease contract • In July 2013, CEMEX Colombia signed with the provisional depository designated by the former Drugs National Department (then depository of the assets subject NOTES TO THE to the expiration of property process), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years by means of which CEMEX Colombia was duly authorized to build and operate the plant (the “Lease CONSOLIDATED Contract”). Moreover, in 2014, the provisional depository granted a mandate (the “Mandate”) to CEMEX Colombia for an indefinite period for the same purpose of FINANCIAL continuing the construction and operation of the plant. On July 15, 2018, the Lease Contract expired. STATEMENTS • On April 12, 2019, CEMEX Colombia, CCL and another of its subsidiaries reached a conciliatory agreement with the SAE and CI Calizas before the Attorney General’s Office and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which will allow CEMEX Colombia to continue using the assets subject to the aforementioned expiration of property process for an initial term of 21 years that can be renewed for 10 additional years, provided that the extension of the mining concession is obtained. The Operation Contract was signed by CI Calizas and Zomam with the authorization of the SAE as delegate of these last two companies. In addition to certain one-time initial payments in Colombian Pesos equivalent to $1.5 settled in 2019 and 2020 and an annual payment for a lease equivalent to 11 thousand Dollars to CI Calizas for the use of land adjusted annually for inflation, the Operation Contract includes the following payments: • Once the Maceo Plant begins commercial operations, CEMEX Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of CEMEX Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the Free Zone bene?t, or, 0.3% of the aforementioned net sales exclusively for the use of equipment, in case that Zomam losses the bene?ts as Free Trade Zone. • The Operation Contract will continue in force regardless of the result in the expiration of property process, except that the applicable criminal judge would recognize ownership rights of the assets under expiration of property to CEMEX Colombia and its subsidiary, in which case the Operation Contract would no longer be needed and would be early terminated. • Under the presumption that CEMEX Colombia conducted itself in good faith, CEMEX considers that it will be able to keep ownership of the plant, and that the rest of its investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard its rights. If the expiration of property over the assets subject to the MOU is ordered in favor of the State, if the assets were adjudicated to a third party in a public tender offer, considering the signing of the Operation Contract, such third party would have to subrogate to the Operation Contract. As of December 31, 2022, CEMEX is not able to estimate whether the expiration of property over the assets subject to the MOU will be ordered in favor of the State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer. CEMEX 2022 INTEGRATED REPORT 200

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Maceo Plant – Status in connection with the commissioning of the plant To begin operations under the operating contracts described above, the following mandatory conditions must be completed: (a) extend the environmental license NOTES TO THE to permit the extraction of the required minerals to produce at least 950 thousand tons of cement; (b) permit the extraction of limestone and other minerals under the mining concession to achieve the minimum production of 950 thousand tons of cement under the environmental license, once the environmental license would CONSOLIDATED be extended; (c) the partial and definitive subtraction of a portion of the plant from the Integrated Management District of the Canyon of the Alicante River (“IMD”) FINANCIAL required to extract minerals to produce at least 950 thousand tons of cement; (d) obtaining all environmental permits and authorizations, including the release of any lockdown; (e) any permits required to conclude the access road and the plant’s employees housing; and (f) any applicable urban permits and authorizations. STATEMENTS These conditions have been evolving, presenting the following progress: • On September 3, 2019, the Corantioquia’s Directive Council, the regional environmental authority (“Corantioquia”), approved the subtraction of a portion of the plant from the IMD. In addition, in February, 2021, Corantioquia notified CI Calizas of the modification of the environmental license allowing the extraction of up to 990 thousand tons of minerals (clay and limestone) and production of up to 1.5 million metric tons of cement annually, requiring in addition, the modification of the mining title before the Secretary of Mines of the Antioquia’s Government, which was approved on April 8, 2021. As of the date of issuance, the Company works with the authorities to expand the mineral extraction license mentioned above so the approved 1.5 million tons can be produced from Maceo’s own quarry without the need to bring minerals from other locations. • Regarding the permits to conclude the construction of several sections of the access road, on November 10, 2020, Maceo’s municipality issued the approval of the Road Infrastructure Intervention project and, on December 11, 2020, issued a decree establishing the public utility of the access road, required authorizations for both, to obtain the permits to acquire the required land and build the remainder of the road. In respect to the modification of the permitted land use where the project is located, CEMEX Colombia received favorable criteria from Corantioquia regarding the change of land use because of the approval for the subtraction from the IMD, which was endorsed by the municipality of Maceo on August 29, 2020, which allows for an industrial and mining use compatible with the project. • Moreover, in another signi?cant progress, on June 15, 2022, the Ministry of Commerce, Industry and Tourism granted Zomam the extension of the free trade zone area, which now includes the full extension of the plant. • The obtention of the modification in the environmental license, which means a significant progress for future operation of Maceo Plant, the beginning of commercial operations is subject mainly to the construction of the access road and the authorization required from the owners of land plots adjacent to the plant, as well as the extension of environmental and mining permits that allow the production of up to 1.5 million tons from Maceo’s own quarry. As of the issuance date of these financial statements the estimated conclusion of the mandatory conditions cannot be established. CEMEX Colombia continues working to resolve these matters as soon as possible. 26) Related Parties All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties. The definition of related parties includes entities or individuals outside the CEMEX group, which, due to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX 2022 INTEGRATED REPORT 201

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G For the years ended December 31, 2022, 2021 and 2020, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale and/ or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX and to the best of CEMEX’s knowledge NOTES TO THE are not significant to the related party, are incurred for non-significant amounts for CEMEX and are executed under conditions following the same authorizations applied to other third parties. These identified transactions, which involved members of the Parent Company’s Board of Directors and senior management, as CONSOLIDATED applicable, are reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the FINANCIAL Parent Company’s Board of Directors. CEMEX, also, enters into transactions with affiliates it controls, such as Trinidad Cement Limited, Caribbean Cement Company Limited, CLH and CLH’s consolidated companies, and CHP and CHP’s consolidated entities; with other companies in which CEMEX has a non-controlling position, STATEMENTS such as GCC, Lehigh White Cement Company and Neoris; with companies in which the Parent Company’s Board of Director members are members of such company’s board of directors, like FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V., Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V.; and with companies at which members of CEMEX’s senior management have family members, such as HSBC, and Cementos Espańoles de Bombeo, S. de R.L. de C.V., all of which are also reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors. For CEMEX, none of these transactions are material to be disclosed separately. In addition, for the years ended December 31, 2022, 2021 and 2020, the aggregate amount of compensation of CEMEX, S.A.B. de C.V. Board of Directors, including alternate directors, and CEMEX’s top management executives was $44, $50 and $35, respectively. Of these amounts, $29 in 2022, $26 in 2021, $29 in 2020, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $15 in 2022, $24 in 2021 and $6 in 2020 of the aggregate amounts in each year, corresponded to allocations of Parent Company CPOs under CEMEX’s executive share-based compensation programs. 27) Subsequent Events On February 3, 2023, in relation to the non-controlling interest in CLH (note 21.4), CEMEX Espańa received authorization from the Colombian Finance Superintendency to launch a Delisting Tender Offer to acquire up to 4.69% of CLH’s outstanding common shares. On January 30, 2023, through a subsidiary, CEMEX acquired a 51% stake in Israel-based SHTANG Recycle LTD for a price of $13, a construction, demolition, and excavation waste, (CDEW) recycling company. The acquisition aligns with CEMEX’s strategy to strengthen its business in developed markets through bolt-on acquisitions in businesses with strong circular and sustainable attributes. SHTANG has been awarded a 13-year license to build and operate a CDEW recycling facility. The enclosed, state-of-the-art facility will be capable of processing approximately 600,000 tons of waste per year. The CDEW will be used by Regenera as raw materials for aggregate production, reintegrating them into the construction value chain. On January 25, 2023, in Manila, Philippines, CEMEX Asian South East Corporation (“CASEC”), an indirect subsidiary of CEMEX, filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines (“PSEC”) and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct a voluntary tender offer (the “Tender Offer”) to acquire a minimum of one (1) and a maximum of one billion six hundred fourteen million (1,614,000,000) common shares of CHP, which, if successful, would not cause CASEC to own 90% or more of CHP’s outstanding common shares. The Tender Offer period is expected to commence on or about February 16, 2023, in the Philippines, and shall last for a period of at least twenty (20) business days. Payment of the net proceeds of the validly tendered shares is expected to take place on or around March 30, 2023, in the Philippines. On January 24, 2023, through a subsidiary, CEMEX signed a definitive agreement for the purchase of the assets of Atlantic Minerals Limited in Newfoundland, Canada, consisting of a construction and chemical aggregates quarry and port operations for a price of $75. With this investment, CEMEX secures a new long-term aggregates reserve for its extensive Florida operations and the U.S. east coast, as well as a source for chemical-grade stone serving a broader geographic footprint. The closing of this transaction is subject to the satisfaction of certain conditions, including consent from government agencies. CEMEX expects to finalize this acquisition at the end of the first quarter of 2023 or soon thereafter. On January 18, 2023, in connection with the Spain’s tax proceeding described in note 20.4, the admission section of the Spanish Supreme Court, considering the annulment recourse accepted in December 2022, approved CEMEX Espańa’s cassation appeal project to be analyzed by the Spanish Supreme Court. CEMEX will file the applicable recourse before the Spanish Supreme Court. On January 14, 2023, in connection with the Egypt’s legal proceeding described in note 25.2, the High Constitutional Court determined that the Law 32/2014 is constitutionally compliant. This determination would allow CEMEX to challenge the legal standing of all current lawsuits and protect CEMEX’s investment in Egypt. CEMEX 2022 INTEGRATED REPORT 202

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 28) Principal Subsidiaries As mentioned in notes 4.3 and 21.4, as of December 31, 2022 and 2021, there are non-controlling interests on certain consolidated entities that are in turn holding NOTES TO THE companies of relevant operations. The principal subsidiaries as of December 31, 2022 and 2021, which ownership interest is presented according to the interest maintained by CEMEX, were as follows: CONSOLIDATED %INTEREST FINANCIAL SUBSIDIARY COUNTRY 2022 2021 CEMEX España, S.A. 1 Spain 99.9 99.9 STATEMENTS CEMEX, Inc. United States of America 100.0 100.0 CEMEX Latam Holdings, S.A. 2 Spain 95.3 92.3 CEMEX (Costa Rica), S.A. 3 Costa Rica – 99.4 CEMEX Nicaragua, S.A. 4 Nicaragua 100.0 100.0 Assiut Cement Company Egypt 95.8 95.8 CEMEX Colombia, S.A. 5 Colombia 99.7 99.7 Cemento Bayano, S.A. 6 Panama 99.5 99.5 CEMEX Dominicana, S.A. Dominican Republic 100.0 100.0 Trinidad Cement Limited Trinidad and Tobago 69.8 69.8 Caribbean Cement Company Limited 7 Jamaica 79.0 79.0 CEMEX de Puerto Rico Inc. Puerto Rico 100.0 100.0 CEMEX France Gestion (S.A.S.) France 100.0 100.0 CEMEX Holdings Philippines, Inc. 8 Philippines 77.9 77.8 Solid Cement Corporation 9 Philippines 100.0 100.0 APO Cement Corporation 9 Philippines 100.0 100.0 CEMEX U.K. United Kingdom 100.0 100.0 CEMEX Deutschland, AG. Germany 100.0 100.0 CEMEX Czech Republic, s.r.o. Czech Republic 100.0 100.0 CEMEX Polska sp. Z.o.o. Poland 100.0 100.0 CEMEX Holdings (Israel) Ltd. Israel 100.0 100.0 CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC10 United Arab Emirates 100.0 100.0 Neoris N.V.11 The Netherlands 34.8 99.8 CEMEX International Trading LLC12 United States of America 100.0 100.0 Sunbulk Shipping Limited13 Bahamas 100.0 100.0 1 CEMEX Espańa is the direct or indirect holding company of most of CEMEX’s international operations. 2 The interest reported excludes own shares held in CLH’s treasury. CLH, incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, and is the indirect holding company of CEMEX’s operations in Colombia, Panama, Guatemala, Nicaragua and until August 31, 2022, operations in Costa Rica and El Salvador (note 21.4) . 3 The sale of its indirect interest in CEMEX (Costa Rica), S.A. was closed on August 31, 2022. 4 Represents CEMEX Colombia, S.A.’s 99% interest and CLH´s 1% interest held indirectly through another subsidiary of CLH. 5 Represents CLH’s direct and indirect interest in ordinary and preferred shares, including own shares held in CEMEX Colombia, S.A.’s treasury. 6 Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury. 7 Represents the aggregate ownership interest of CEMEX in this entity of 79.04%, which includes TCL’s 74.08% direct and indirect interest and CEMEX’s 4.96% indirect interest held through other subsidiaries. 8 CEMEX’s operations in the Philippines are conducted through CHP, a subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares on the Philippines Stock Exchange under the symbol CHP (note 21.4) 9 Represents CHP´s direct and indirect interest. 10 CEMEX España indirectly owns a 49% equity interest in each of these entities and indirectly holds the remaining 51% of the economic bene?ts, through agreements with other shareholders. 11 On October 25, 2022, CEMEX closed the sale of a 65% indirect interest in Neoris N.V., the holding company of the entities involved in the sale of information technology solutions and services. (note 4.2) . 12 CEMEX International Trading LLC is involved in the international trading of CEMEX’s products. 13 Sunbulk Shipping Limited is involved mainly in maritime and land transportation and/or shipping of goods worldwide and the handling, administration, hiring of shipments and cargo at ports, terminals and other loading and unloading destinations worldwide, as well as the offering and contracting of services in relation thereto for CEMEX’s trading entities and operations. CEMEX 2022 INTEGRATED REPORT 203

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES To the Board of Directors and Stockholders CEMEX, S.A.B. de C.V. INDEPENDENT AUDITORS’ Opinion REPORT We have audited the consolidated financial statements of CEMEX, S.A.B. de C.V. and subsidiaries (“the Group”), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, the consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and notes comprising significant accounting policies and other explanatory information. In our opinion, the accompanying consolidated ?nancial statements present fairly, in all material respects, the consolidated ?nancial position of the Group as at December 31, 2022 and 2021, and its consolidated ?nancial performance and its consolidated cash ?ows for the years ended December 31, 2022, 2021 and 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the U.S. Dollars Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most signi?cance in our audit of the consolidated ?nancial statements of the current period. These matters were addressed in the context of our audit of the consolidated ?nancial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. CEMEX 2022 INTEGRATED REPORT 204

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G EVALUATION OF THE GOODWILL IMPAIRMENT ANALYSIS FOR CERTAIN GROUPS OF CASH-GENERATING UNITS The key audit matter How the matter was addressed in our audit As discussed in notes 2.10 and 16.2 to the consolidated financial statements, the goodwill balance as of Our audit procedures in this area included, among others, the following: December 31, 2022 was $7,538 million, of which $6,176 million relate to the group of Cash-Generating Units We performed sensitivity analyses over the discount rate and the long-term growth rate assumptions to (CGUs) in the United States of America (USA) and $57 million to the group of CGUs in Spain. The goodwill assess their impact on the determination of the value in use of these two groups of CGUs. balance represents 29% of the Group’s total consolidated assets as of December 31, 2022. We evaluated the Group’s forecasted long-term growth rates for these two groups of CGUs by comparing During 2022, management of the Group recognized impairment of goodwill of $273 million and $92 million, the growth assumptions to publicly available data. related to the group of CGUs in USA and Spain, respectively. Goodwill is tested for impairment upon the We compared the Group’s historical cash flow forecasts to actual results to assess the Group’s ability to occurrence of internal or external indicators of impairment or at least once a year. accurately forecast. We have identi?ed the evaluation of the goodwill impairment analysis for these two groups of CGUs as In order to assess the overall reasonableness of the resulting value in use determination, we evaluated the a key audit matter because the estimated value in use involved a high degree of subjectivity. Speci?cally, implied multiples of earnings resulting from the value in use determination against publicly available the discount rate and the long-term growth rate used to calculate the value in use of these two groups information of multiples of earnings in market transactions. of CGUs were challenging and changes to these assumptions had a signi?cant impact on the value in use amount. In addition, we involved our valuation specialists, who assisted in: — Evaluating the discount rates for these two groups of CGUs, by comparing them with a discount rate range that was independently developed using publicly available data for comparable entities and to publicly available data in relation the long-term growth rate; and — Developing an estimate of the value in use of the groups of CGUs using the Group’s cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Group’s estimates of value in use. CEMEX 2022 INTEGRATED REPORT 205

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G EVALUATION OF A TAX PROCEEDING IN SPAIN The key audit matter How the matter was addressed in our audit As discussed in notes 2.14 and 20.4 to the consolidated ?nancial statements, the Group is involved in a Our audit procedures in this area included, among others, the following: signi?cant tax proceeding in Spain related to uncertain tax treatments. The Group recognizes the effect of We evaluated the competence and capabilities of the external legal and tax advisers and tax counsel of an uncertain tax treatment when it is probable that it would be accepted by the tax authorities. If an the Group that assessed the likelihood of loss and the estimate of the out?ow of resources. uncertain tax treatment is considered not probable of being accepted, the Group recognizes the effect of In addition, together with our tax and legal specialists, we assessed the amounts disclosed by: such uncertainties in its tax liabilities. We have identified the evaluation of a tax proceeding in Spain and the related disclosures made as a key — Inspecting letters received directly from the Group’s external legal and tax advisers that assessed the audit matter because it requires challenging auditor judgment and significant audit effort, due to the likelihood of loss and the amounts that would be paid in the event of loss of the tax proceeding, nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts comparing these assessments and estimates to those made by the Group; and that would be paid in the event of loss. — Inspecting the latest correspondence between the Group and the various involved authorities, as applicable. We assessed that the disclosures re?ect the underlying facts and circumstances of the tax proceeding. EVALUATION OF CERTAIN LEGAL PROCEEDINGS The key audit matter How the matter was addressed in our audit As discussed in notes 2.12 and 25 to the consolidated ?nancial statements, the Group is involved in legal Our audit procedures in this area included, among others, the following: proceedings in Colombia. The Group records provisions for legal proceedings when it is probable that an We evaluated the competence and capabilities of the in-house and external lawyers of the Group that out?ow of resources will be required to settle a present obligation and when the out?ow can be reliably assessed the likelihood of loss and the estimate of the out?ow of resources. estimated. The Group discloses a contingency for legal proceedings whenever the likelihood of loss from the proceedings is considered possible or when it is considered probable, but it is not possible to reliably In addition, together with our legal specialists, we assessed the amounts disclosed by: estimate the amount of the out?ow of resources. — Inspecting letters received directly from the Group’s external lawyers that assessed the likelihood of We have identified the evaluation of certain of these legal proceedings in Colombia and the related loss and the amounts that would be paid in the event of loss of these legal proceedings and comparing disclosures made as a key audit matter because it requires challenging auditor judgment and audit effort, these assessments and estimates to those made by the Group; and due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss. — Inspecting the latest correspondence between the Group and the various authorities, as applicable. We assessed that the disclosures re?ect the underlying facts and circumstances of each relevant legal proceeding. CEMEX 2022 INTEGRATED REPORT 206

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Other Information Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2022, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“the Annual Report”) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of this auditors’ report. Our opinion on the consolidated ?nancial statements does not cover the other information and we will not express any form of assurance conclusion thereon. In connection with our audit of the consolidated ?nancial statements, our responsibility is to read the other information identi?ed above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated ?nancial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance. Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated ?nancial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated ?nancial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated ?nancial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. CEMEX 2022 INTEGRATED REPORT 207

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G – Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated ?nancial statements, including the disclosures, and whether the consolidated ?nancial statements represent the underlying transactions and events in a manner that achieves fair presentation. – Obtain sufficient appropriate audit evidence regarding the ?nancial information of the entities or business activities within the Group to express an opinion on the consolidated ?nancial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and signi?cant audit ?ndings, including any signi?cant de?ciencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. KPMG Cárdenas Dosal, S.C. C.P.C. Arturo González Prieto Monterrey, N.L. February 8, 2023 CEMEX 2022 INTEGRATED REPORT 208

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G NON-FINANCIAL INFORMATION HEALTH AND SAFETY1 2020 2021 2022 OUR PEOPLE24 2020 2021 2022 Fatalities (No.)2 Workforce by type of employment contract (%) Employees 3 1 3 Permanent 92 94 97 Contractors2 4 8 0 Temporary 8 6 3 Employee Fatality Rate (per 10,000 employees) 0.8 0.2 0.6 Workforce by employment type (%) Lost Time Injuries (LTIs) (No.) Full-time 99 99 98 Employees 49 49 56 Part-time 1 1 2 Contractors 39 43 49 Workforce by position (%) Lost Time Injury Frequency Rate (LTI FR) (per million hours worked)3 Executive 11 10 10 Employees 0.5 0.5 0.5 Non-executive 35 30 31 Contractors4 0.2 0.2 0.7 Operational 54 60 59 Employee Lost Time Injury Severity Rate (LTI SR) (lost days per million Workforce by age (%) 4 66.9 77.6 56.7 hours worked) Under 30 16 18 17 Employee Total Recordable Injury Frequency Rate (TRI FR) (per million 2.6 2.6 2.3 31-40 31 32 31 hours worked) 41-50 27 26 26 Lost Days from Employee Lost Time Injuries (No.)4 1,127 1,469 1,297 51 and over 25 25 26 Employee Sickness Absence Rate (%) 2.2 2.0 1.8 Workforce by gender (%) Employee Occupational Illness Frequency Rate (OIFR) (incidents per mil-0.1 0.1 0.1 Male 84 84 84 lion hours worked)4 Female 16 16 16 Sites with a Health and Safety Management System implemented (%) 100 100 100 Female employees by position (%) Sites certi?ed with OHSAS 18001 (%)4 62 58 70 Executive 21 22 23 OUR PEOPLE24 2020 2021 2022 Non-executive 35 36 36 Workforce by region (No.) Operational 2 3 3 Mexico 12,189 14,866 16,281 Women to men remuneration ratio by region United States 8,489 8,963 8,949 Mexico 1.45 1.51 1.47 Middle East, Africa and Asia 11,819 11,582 11,664 United States 1.08 1.10 1.09 South, Central America and the Caribbean 5,300 5,325 5,216 Middle East, Africa and Asia 0.95 0.99 1.02 Others5 3,866 5,388 1,355 South, Central America and the Caribbean 1.29 1.19 1.23 Others5 0.67 0.71 0.49 Total 41,663 46,124 43,465 Total 0.95 0.97 1.01 CEMEX 2022 INTEGRATED REPORT 209

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G OUR PEOPLE24 2020 2021 2022 OUR PEOPLE24 2020 2021 2022 Women to men remuneration ratio by position6 Employee Involuntary Turnover by gender (%) Executive 0.85 0.82 0.73 Male 8.5 9.2 10.0 Non-executive 0.90 0.92 0.99 Female 4.6 5.0 7.7 Operational 0.84 1.05 0.88 Employee Involuntary Turnover by age (%) Employee highest to median compensation ratio by region Under 30 10.5 12.9 16.1 Mexico 71.7 81.2 75.7 31-40 7.5 8.3 10.5 United States 34.4 20.9 20.5 41-50 6.8 7.2 7.5 Middle East, Africa and Asia 22.8 20.2 15.4 51 and over 7.9 7.0 6.6 South, Central America and the Caribbean 23.3 26.8 12.7 Employees covered by a collective bargaining agreement by region (%) Others5 42.3 44.8 108.9 Mexico 49 50 54 Total 23.8 24.2 20.3 United States 28 28 28 Cemex entry level vs. local minimum wage ratio by region Europe, Middle East, Africa and Asia 47 65 67 Mexico 1.7 1.4 1.1 South, Central America and the Caribbean 21 19 20 United States 1.6 1.9 2.1 Others5 0 0 0 Middle East, Africa and Asia 1.5 1.3 1.3 Total 36 40 46 South, Central America and the Caribbean 1.9 1.8 1.1 Notice to employees regarding operational changes (average days) 18 23 13 Others5 2.4 1.3 2.4 Countries with practices to promote local hiring (%) 86 83 74 Total 2.2 2.2 1.3 Open positions ?lled by internal candidates (%) — 41 Increase in annual compensation by region (%) New hires by gender Mexico 4.0 4.0 6.5 Female — 1,473 United States 3.2 3.2 3.5 Male — 6,460 Middle East, Africa and Asia 2.8 2.8 5.6 New hires by age South, Central America and the Caribbean 4.0 4.0 5.1 Under 30 — 3,057 Others5 1.1 0.9 6.5 31-40 — 2,842 Total 3.7 3.7 4.9 41-50 — 1,320 Employee Turnover (%) 51 and over — 714 Voluntary 6.1 9.6 11.8 New hires by region Involuntary 7.9 8.5 9.6 Mexico5 — 3,993 Total 14.0 18.1 21.4 United States — 1,810 Employee Voluntary Turnover by gender (%) Europe, Middle East, Africa and Asia — 1,194 Male 6.5 10.2 12.2 South, Central America and the Caribbean — 936 Female 4.1 6.5 9.8 Total — 7,933 Employee Voluntary Turnover by age (%) Employee training by gender (average hours/year) Under 30 9.5 17.7 22.1 Male 11 25 11 31-40 5.9 10.1 14.4 Female 11 32 18 41-50 4.5 6.7 7.7 Total 10 26 12 51 and over 5.9 6.0 6.3 CEMEX 2022 INTEGRATED REPORT 210

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G OUR PEOPLE24 2020 2021 2022 SOCIAL IMPACT 2020 2021 2022 Employee training by position (average hours/year) Cement sites that have implemented Community Engagement Plans (%) 98 93 90 Executive positions 10 27 25 Cement sites with Local Stakeholder Management (%) 90 91 90 Non-executive 11 29 20 Cement sites with Community Risks Mapping and Management (%) 98 86 88 Operational 13 14 6 Investment on Employee Training and Development (US million) 8.9 8.9 6.1 CARBON STRATEGY AND ENERGY 2020 2021 2022 Employees that are engaged to the company [EEI—Employee Absolute gross CO 10 35.3 89 89 86 2 emissions (million ton) 37.2 38.1 Engagement Index] (%)7 Absolute net CO2 emissions (million ton)10 34.9 35.2 31.9 Employee Net Promoter Score (eNPS)8 Speci?c gross CO2 emissions (kg CO2/ton of cementitious product)10 658 639 621 Mexico—72 68 Speci?c net CO /ton of cementitious product)10 620 591 562 2 emissions (kg CO2 United States—25 26 Reduction in CO2 emissions per ton of cementitious product from 1990 22.6 26.2 29.9 Europe, Middle East, Africa and Asia—17 16 baseline (%) South, Central America and the Caribbean—57 55 11 Scope 1 CO2 emissions (million ton) 38.1 39.0 36.2 Total 48 48 45 Scope 2 CO2 emissions (million ton) 3.4 3.7 3.1 Scope 3 CO emissions (million ton)12 2 19.5 17.5 16.4 SUSTAINABLE CONSTRUCTION 2020 2021 2022 Category 1: Purchased goods and services (million ton)13 5.7 5.0 4.7 Installed concrete pavement, volume delivered (million m3) 2.82 3.53 4.07 Category 2: Capital goods (million ton) 0.2 0.2 0.2 Green building projects under certi?cation where CEMEX is involved Category 3: Fuel and energy related (million ton)13 3.1 3.2 2.8 2 4.98 15.30 10.29 (million m ) Category 4: Upstream transport (million ton) 2.3 2.2 2.2 Vertua® cement sales vs. total cement volume sold (%) — 41 Category 5: Waste (million ton) 0.002 0.002 0.002 Vertua® concrete sales vs. total ready-mix concrete volume sold (%) — 33 Category 6: Business travel (million ton) 0.03 0.04 0.04 Category 7: Employee commuting (million ton) 0.03 0.03 0.03 SOCIAL IMPACT 2020 2021 2022 Category 8: Upstream leased assets (million ton) Families participating in Patrimonio Hoy (thousand)9 626 634 652 Category 9: Downstream transport (million ton) 0.9 0.9 0.9 Individuals positively impacted from Patrimonio Hoy (thousand)9 3,013 3,053 3,123 Category 10: Processing of sold products (million ton) 0.2 0.3 0.2 Livable space enabled by Patrimonio Hoy (thousand m2)9 4,889 4,994 5,118 Category 11: Use of sold products (million ton)13,14 5.7 4.1 3.9 Families participating in our social and inclusive businesses (thousand)9 778 797 808 Category 12: End-of-life treatment of sold products (million ton) 0.5 0.5 0.5 Individuals positively impacted from our social and inclusive businesses Category 13: Downstream leased assets (million ton) 9 3,693 3,846 3,863 (thousand) Category 14: Franchises (million ton) Community partners (i.e. individuals positively impacted from our social 23,277 25,391 26,419 Category 15: Investments (million ton) 0.9 1.0 1.0 initiatives) (thousand)9 CO /US$)15 3.2 2.5 Countries with volunteering programs (%) 100 96 100 2 emissions intensity per US$ of revenue (Scope 1 + 2) (kg CO2 2.9 Clinker Factor (Cementitious) (%) 77.0 75.2 73.7 Volunteering programs implemented (No.) 529 392 627 Individuals bene?ted from volunteering programs (thousand) 530 189 325 Alternative raw material rate (%)16 10.2 11.0 11.6 Speci?c heat consumption (MJ/ton clinker) 4,024 4,023 4,063 Employees participating in volunteering programs (No.) 2,689 4,762 5,932 Speci?c power consumption (kWh/ton cem) 123 122 123 Employee hours invested in volunteering programs (No.) 20,498 46,863 42,704 Fuel Consumption (TJ) 181,071 186,927 177,017 Priority sites from all businesses that have implemented Community 90 85 91 Power Consumption (GWh) 7,297 7,583 7,252 Engagement Plans (%) Total Energy Consumption (GWh) 57,594 59,507 56,424 CEMEX 2022 INTEGRATED REPORT 211

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CARBON STRATEGY AND ENERGY 2020 2021 2022 ENVIRONMENTAL AND QUALITY MANAGEMENT 2020 2021 2022 Fuel Mix (%) Social Incidents (No.) 79 77 61 Primary Fuels 74.7 70.8 65.0 Environmental fines above US$10,000 (No.) 6 2 3 Petroleum coke 50.5 44.7 37.1 Total Environmental ?nes (No.) 50 47 39 Coal 17.3 18.5 18.8 Environmental fines above US$10,000 (US million) 0.18 0.07 0.27 Fuel oil + Diesel 0.7 1.1 3.0 Total Environmental ?nes (US million) 0.27 0.17 0.34 Natural gas 6.2 6.5 6.1 Alternative Fuels 25.3 29.2 35.0 AIR QUALITY MANAGEMENT 2020 2021 2022 Fossil-based waste 14.5 18.5 23.0 Clinker produced with continuous monitoring of major emissions (dust, 97 99 99 Biomass waste 10.8 10.7 12.0 NOx and SOx) (%) Clean electricity consumption in cement (%)17 29 30 33 Clinker produced with monitoring of major and minor emissions (dust, 76 92 97 NOx, SOx, Hg, Cd, TI, VOC, PCDD/F) (%) Absolute dust emissions (ton/year) 1,585 1,963 1,814 WASTE MANAGEMENT 2020 2021 2022 Speci?c dust emissions (g/ton clinker) 38 45 44 Hazardous waste sent for disposal (thousand ton) 2.1 2.4 2.2 Absolute NOx emissions (ton/year) 54,466 54,244 46,068 Non-hazardous waste sent for disposal (thousand ton) 403.4 402.6 397.8 Speci?c NOx emissions (g/ton clinker) 1,274 1,236 1,183 Total waste sent for disposal (thousand ton) 405.5 405.0 400.0 18 Absolute SOx emissions (ton/year) 9,483 9,833 11,454 Total waste-derived sources managed (thousand ton)—22,887 26,811 Speci?c SOx emissions (g/ton clinker) 222 224 263 Ratio of waste-derived sources managed vs. waste sent for disposal—57 67 Reduction in dust emissions per ton of clinker from 2005 baseline (%) 87 85 85 Ratio of own waste recycled vs. sent for disposal 94 95 94 Reduction in NOx emissions per ton of clinker from 2005 baseline (%) 39 41 43 Reduction in SOx emissions per ton of clinker from 2005 baseline (%) 66 66 60 ENVIRONMENTAL AND QUALITY MANAGEMENT 2020 2021 2022 Sites with an EMS equivalent to ISO 14001 (%) 92 92 92 WATER MANAGEMENT19 2020 2021 2022 Cement 97 98 98 3 20 Total water withdrawals by source (million m ) 53.7 57.2 58.7 Ready-mix 93 92 92 Surface water 13.9 14.1 16.2 Aggregates 87 89 90 Ground water 26.9 29.2 28.5 Sites with ISO 14001 Certi?cation (%) Municipal water 9.7 11.1 10.8 Cement 97 82 82 Harvested rainwater 0.6 0.6 0.5 Ready-mix 39 38 38 Sea water 0.0 0.0 0.0 Aggregates 47 48 49 Quarry water used 2.2 1.6 1.6 Sites with ISO 9001 Certi?cation (%) External wastewater 0.4 0.6 1.1 Cement 83 76 74 3 20 Total water discharge by destination (million m ) 16.0 15.6 18.5 Ready-mix 47 48 44 Surface water 10.5 11.9 14.7 Aggregates 33 36 36 Subsurface/well water 4.0 2.4 2.5 Environmental and other sustainability-related investment (US million) 78 103 171 Off-site water treatment 1.1 0.9 0.9 Environmental incidents (No.) Ocean 0.0 0.4 0.4 Category 1 (Major) 0 0 0 Bene?cial/other 0.3 0.0 0.0 Category 2 (Moderate) 33 50 41 Category 3 (Minor) 525 505 514 Complaints 141 159 104 CEMEX 2022 INTEGRATED REPORT 212

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G WATER MANAGEMENT17 2020 2021 2022 ETHICS AND COMPLIANCE 2020 2021 2022 Total water consumption (million m3) 37.8 41.6 40.3 Target countries that participated on the Global Compliance Program 100 100 100 Cement 13.2 15.1 15.1 (antitrust and antri-bribery) (%) Ready-mix 10.4 11.7 11.6 Countries with local mechanisms to promote employee awareness of procedures to identify and report incidences of internal fraud, kickbacks, 100 100 100 Aggregates 14.2 14.8 13.6 among others (%) Speci?c water consumption Investigated incidents reported and found to be true related to fraud, Cement (l/cementitious ton) 233 255 265 kick-backs among others corruption incidents to government officials 0 0 0 Ready-mix (l/m3) 219 238 232 (No.) Aggregates (l/ton) 123 132 123 Implementation of Ethics and Compliance Continuous Improvement 76 89 89 Sites with water recycling systems (%) 82 82 82 Program (%) Implementation of Water Action Plans in sites located in water-stressed 10 20 FOOTNOTES: areas (%) 1 All KPI data is accurate at the time of reporting 15 Scopes 1 + 2 per total revenue in US dollars. Reduction in speci?c freshwater withdrawals in cementitious products (%) 1.6 and is in accordance with the Global Cement and 16 Calculation according to GCCA Sustainability Reduction in speci?c freshwater withdrawals in Aggegates (%) 0 Concrete Association (GCCA) guidelines. Guidelines for co-processing fuels and raw materi-Reduction in speci?c freshwater withdrawals in Concrete (%) 5.1 2 Our fatalities reduced in number during the year, als in cement manufacturing. and we are reporting 79% fewer overall (con- 17 Our de?nition of clean energy includes renewable sidering the third-party fatalilies of 2021). Our energy sources such as solar, wind, hydro, and bio-BIODIVERSITY MANAGEMENT 2020 2021 2022 ?gures are aligned with the recently revised GCCA mass, together with power generated from waste Active sites with quarry rehabilitation plans (%)21 99 99 100 Guidelines and guidance. heat recovery systems. Active quarries located within or adjacent to high biodiversity value areas 3 Working hours are directly measured and/or 18 Figure includes non-recyclable waste consumed in 40 40 40 obtained using recognized industry methods. our operations as alternative raw material and fuel, (No.) 4 Cement only. alternative/secondary aggregates, own recycled Active quarries located within or adjacent to high biodiversity value areas 5 Includes employees performing corporate func- material in our main businesses, and other waste 22 98 98 98 where Biodiversity Action Plans (BAPs) are implemented (%) tions in different locations. Starting 2022, Neoris is managed by the company. Quarry rehabilitation plans, Biodiversity Action Plans (BAPs), and third no longer included. 19 Classi?cation according to GCCA Sustainability 22 77 86 88 6 Starting in 2022, employees’ position bands Guidelines for the monitoring and reporting of party certi?cation (% from target quarries) are grouped according to similar bene?ts and water in cement manufacturing. CUSTOMERS AND SUPPLIERS 2020 2021 2022 compensation. 20 In accordance with the GCCA guidelines, volumes 7 Measured through our Workforce Experience sur- may be measured, calculated, or estimated based Purchases sourced from locally-based suppliers (%) 90 90 90 vey. Since 2020, measured every two years. on equipment conditions or literature, as well as 8 2022 eNPS for corporate functions in different using local assumptions for some operations. Sustainability assessment executed by an independent party for our criti- 63 72 68 locations was 41. 21 Quarry rehabilitation plan respond to legal require-cal suppliers (% spend evaluated) 9 Cumulative ?gures as of year 1998. ments of each location. The state of Alabama does Countries that conduct regular customer satisfaction surveys (%) 100 100 100 10 Calculation according to the GCCA Sustainability not require by law a quarry rehabilitation plan, Net Promoter Score (NPS) 68 68 66 Guidelines for the monitoring and reporting of CO2 therefore Wynn Quarry has no rehabilitation plan emissions from cement manufacturing. in place as of the date of the report. 11 Starting in 2022, the ?gure includes emissions 22 Performance of Biodiversity Action Plans is consid-ETHICS AND COMPLIANCE 2020 2021 2022 from Cemex-owned road transport ?eet. 2020 and ering our 2010 scoping study. In the future, we will Reports of alleged breaches to the Code of Ethics received by Local 2021 values have been recalculated and updated be updating to 2021 scoping study. 620 626 786 accordingly. 23 Excluding terminations of employees, contractors, Ethics Committees (No.) 12 Starting in 2022, all categories of Scope 3 are and customers. 105 during 2021 and 130 termina- Ethics and compliance cases reported during the year that were investi- 83 89 91 included. 2020 and 2021 ?gures have been recalcu- tions during 2022. gated and closed (%) lated and adjusted accordingly. 24 Excludes Sinergia Deportiva employees. Disciplinary actions taken as a result of reports of non-compliance with 13 Under veri?cation process with KPMG. 23 269 277 278 the Code of Ethics, other policies or the law (No.) 14 “Use of sold products” of other businesses, 3.9 million tons for 2022. CEMEX 2022 INTEGRATED REPORT 213

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G DIRECT ECONOMIC IMPACTS 2020 2021 2022 Customers: Net sales1 12,669 14,379 15,577 Suppliers: Cost of sales and operating expenses2 8,082 9,286 10,384 Employees and their families: Wages and bene?ts3 2,189 2,254 2,512 Investments: CAPEX4 plus working capital 681 1,223 1,878 Creditors: Net ?nancial expense 715 574 529 Government: Taxes 157 194 197 Communities: Donations 5 Communities donations as % of pre-tax income -0.39% 0.07% 0.17% Shareholders: Dividends6 0 0 0 Others 179 150 4 Free cash ?ow from discontinued operations7 -72 -25 -6 Consolidated free cash ?ow 734 722 78 Net income (loss) before taxes & non controlling interest net income (loss) -1,310 954 770 1 Excludes sales of assets. 2 Excludes depreciation and amortization. 3 Wages and bene?ts include non-operational and operational employees. 4 Capital expenditures for maintenance and expansion. 5 Donations as percentage of pre-tax income. 6 Dividends paid in cash, this effect doesn’t affect the Consolidated Free Cash Flow, it is presented below FCF. 7 2020 free cash ?ow from France, United Kingdom, United States (Kosmos), Spain white cement, Costa Rica, El Salvador, and Neoris. 2021 free cash ?ow from France, Spain white cement, Costa Rica, El Salvador and Neoris. 2022 free cash ?ow from Costa Rica, El Salvador and Neoris. CEMEX 2022 INTEGRATED REPORT 214

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G KPMG Cárdenas Dosal, S.C. KPMG Cárdenas Dosal, S.C. Blvd. Manuel Ávila Camacho 176 P1, Blvd. Manuel Ávila Camacho 176 P1, Reforma Social, Miguel Hidalgo, C.P. 11650, Reforma Social, Miguel Hidalgo, C.P. 11650, Ciudad de México. Ciudad de México. Telephone: +01 (55) 5246 8300 Telephone: +01 (55) 5246 8300 kpmg.com.mx kpmg.com.mx Independent Limited Assurance Report on Key Indicators of Sustainability Performance (Non-Financial We have complied with the requirements of the International Ethics Standards Boards for Accountants (including Information international independence standards), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behavior. To the Board of Directors of CEMEX, S.A.B. de C.V.: The procedures selected depend on our knowledge and experience of the Contents presented in the 2022 Report We were engaged by the Administration of CEMEX, S.A.B. de C.V. (hereinafter “CEMEX”) to report on Key and other circumstances of the work, and our consideration of the areas in which material errors may occur. Indicators of Sustainability Performance (Non-Financial Information), prepared and presented by the Corporate When obtaining an understanding of the Contents included in the 2022 Report, and other work circumstances, we Sustainability Department of CEMEX, included in the CEMEX 2022 Integrated Report for the period from have considered the processes used to prepare the Contents, in order to design assurance procedures that are January 1 to December 31, 2022 (“the Report”), that are detailed in Annex A attached to this report (the appropriate in the circumstances, but not for the purpose of expressing a conclusion as to the effectiveness of “Contents”), in the form of an independent conclusion of limited assurance, regarding whether, based on the CEMEX’s internal control over the preparation and presentation of the Contents included in the 2022 Report. procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the Contents are not prepared in all material respects, in accordance with the criteria established in the Standards Our engagement also included assessing the appropriateness of the main subject, the suitability of the criteria used of the Global Cement and Concrete Association (“GCCA”) and the internal procedure of CEMEX called Social by CEMEX in the preparation of the Contents, assessing the appropriateness of the methods, policies and and Environmental Incident Reporting Procedure. procedures, as well as models used. Management responsibilities The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement, and consequently the level of assurance obtained in a limited The Corporate Sustainability Department of CEMEX is responsible for the preparation and presentation of the assurance engagement is substantially lower than the assurance that would have been obtained has a reasonable information subject to our review and the information and statements contained within it. assurance engagement been performed. CEMEX Management is responsible for designing, implementing, and maintaining the relevant internal control Criteria for the preparation and presentation of the information subject to our review, which is free from material errors, whether due to fraud or error. The criteria on which the preparation of the Contents has been evaluated refer to the established requirements and in accordance with the criteria established in the Standards of the Global Cement and Concrete Association CEMEX Management is also responsible for ensuring that the personnel involved in the preparation of the (“GCCA”) and the internal procedure of CEMEX called Social and Environmental Incident Reporting Procedure. Contents are adequately trained, the information systems are duly updated and that any change in the presentation of data and/or in the form of reporting, include all significant reporting units. Inherent limitations Our responsibilities Due to the inherent limitations of any internal control structure, it is possible that errors or irregularities in the information presented in the Report may occur and not be detected. Our engagement is not designed to detect all Our responsibility is to carry out a limited assurance engagement on the information concerning the Contents weaknesses in the internal controls over the preparation and presentation of the Report, as the engagement has not included in the Report and to express an independent conclusion of limited assurance based on the evidence been performed continuously throughout the period and the procedures performed were undertaken on a test basis. obtained. We carry out our work based on the International Standard on Assurance Engagements (ISAE) 3000 Conclusion (Revised), “Assurance Engagements Other than Audits or Reviews of Historical Financial Information”, issued by the International Auditing and Assurance Standards Board, that standard requires that we plan and perform the Our conclusion has been formed based on, and is subject to, the matters outlined in this report. engagement to obtain limited assurance about whether, based on our work and the evidence obtained, nothing has come to our attention that causes us to believe that the Contents included in the Report for the period from January We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusions. 1 to December 31, 2022, are not prepared in all material respects, in accordance with the criteria established in the Based on the procedures performed and the evidence obtained, as described above, nothing has come to our Standards of the Global Cement and Concrete Association (“GCCA”) and the internal procedure of CEMEX called attention that causes us to believe that the Contents detailed in Annex A attached to this assurance report, prepared Social and Environmental Incident Reporting Procedure. by the Corporate Sustainability Department of CEMEX and included in the Report for the period from January 1 KPMG CARDENAS DOSAL, S.C. (the “Firm”) applies International Standard on Quality Management 1 and to December 31, 2022, are not prepared in all material aspects, in accordance with the criteria established in the accordingly maintains a comprehensive system of quality management, including documented policies and Standards of the Global Cement and Concrete Association (“GCCA”) and the internal procedure of CEMEX called procedures regarding compliance with ethical requirements, professional standards, and applicable legal and Social and Environmental Incident Reporting Procedure. regulatory requirements. 2 (Continue) 1 (Continue) © 2023 KPMG Cárdenas Dosal, S.C., a Mexico civil partnership and a member firm of the KPMG global organization of independent member firms affiliated © 2023 KPMG Cárdenas Dosal, S.C., a Mexico civil partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Reproduction in whole or in part is prohibited without the with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Reproduction in whole or in part is prohibited without the express written permission of KPMG. express written permission of KPMG. GRI 2-5 CEMEX 2022 INTEGRATED REPORT 215

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G KPMG Cárdenas Dosal, S.C. KPMG Cárdenas Dosal, S.C. Blvd. Manuel Ávila Camacho 176 P1, Blvd. Manuel Ávila Camacho 176 P1, Reforma Social, Miguel Hidalgo, C.P. 11650, Reforma Social, Miguel Hidalgo, C.P. 11650, Ciudad de México. Ciudad de México. Telephone: +01 (55) 5246 8300 Telephone: +01 (55) 5246 8300 kpmg.com.mx kpmg.com.mx Restriction of use of our report Annex A Our report should not be regarded as suitable to be used or relied on by any party to acquire rights against us other Description of the Contents object of the limited assurance engagement. than the Corporate Sustainability Department of CEMEX, for any purpose or in any other context. Any party other Scope 1 of CO2 emissions according to the GCCA Sustainability Guidelines for the monitoring and reporting of than the Corporate Sustainability Department of CEMEX who obtains access to our report or a copy thereof and CO emissions from cement manufacturing, including: 2 chooses to rely on our report (or any part thereof) will do so at its own risk. To the fullest extent permitted by law, we accept or assume no responsibility and deny any liability to any party • Total absolute direct, gross and net CO2 emissions. other than CEMEX for our work, for this independent limited assurance report, or for the conclusions we have • Specific gross and net CO2 emissions per ton of cementitious material. reached. Scope 2 CO2 emissions: Our report is released to CEMEX, on the basis that it shall not be copied, referred to or disclosed, in whole or in part, without our prior written consent. • Indirect CO2 emissions from consumed external power generation. KPMG CARDENAS DOSAL,S.C. Scope 3 CO2 emissions, category “Purchased goods and services”: • CO2 emissions from purchased Clinker. Circular economy indicators according to the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing, including: Al ero • Alternative fuel rate (used in kilns). Partner • Biomass fuel rate (used in kilns). • Specific heat consumption for clinker production. Monterrey, Nuevo León, March 22,2023. • Clinker / cement (equivalent) factor. • Alternative raw materials rate. Health and safety indicators in accordance with the GCCA Sustainability Guidelines for the monitoring and reporting of safety in cement and concrete manufacturing, including: • Number of fatalities of direct employees, contractors/subcontractors (on site) and third parties (on site). • Fatality rate for directly employed. • Lost time injury frequency rate of direct employees. • Lost time injury frequency rate for contractors/subcontractors (on site). • Lost time injury severity rate of direct employees. Other emissions according to the GCCA Sustainability Guidelines for the monitoring and reporting of emissions from cement manufacturing, including: • Overall coverage rate. • Coverage rate continuous measurement. • Absolute and specific dust emissions. • Absolute and specific NOx emissions. • Absolute and specific SOx emissions. 3(Continue) © 2023 KPMG Cárdenas Dosal, S.C., a Mexico civil partnership and a member firm of the KPMG global organization of independent member firms affiliated © 2023 KPMG Cárdenas Dosal, S.C., a Mexico civil partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Reproduction in whole or in part is prohibited without the with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Reproduction in whole or in part is prohibited without the express written permission of KPMG. express written permission of KPMG. GRI 2-5 CEMEX 2022 INTEGRATED REPORT 216

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G KPMG Cárdenas Dosal, S.C. Blvd. Manuel Ávila Camacho 176 P1, Reforma Social, Miguel Hidalgo, C.P. 11650, Ciudad de México. Telephone: +01 (55) 5246 8300 kpmg.com.mx Biodiversity indicators according to the GCCA Sustainability Guidelines for quarry rehabilitation and biodiversity management, including: • Percentage of quarries with high biodiversity value where a biodiversity management plan has been implemented. • Percentage of quarries where a rehabilitation plan has been implemented. Water indicators, according to the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing, including: • Total water consumption = Water withdrawal—Water discharge. • Amount of Water consumption per unit of product (cementitious product). Number of Environmental Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called CEMEX Environmental and Social Incident Reporting Procedure. Number of Social Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called CEMEX Environmental and Social Incident Reporting Procedure. © 2023 KPMG Cárdenas Dosal, S.C., a Mexico civil partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Reproduction in whole or in part is prohibited without the express written permission of KPMG. GRI 2-5 CEMEX 2022 INTEGRATED REPORT 217

APPENDIX Stakeholder Engagement 219 Scope and Boundaries of this Report 224 GRI Sustainability Reporting Standards 226 Sustainability Accounting Standards Board Response (SASB) 243 Task Force on Climate-related Financial Disclosure Response (TCFD) 245 Board of Directors’ Skill set Connectivity in Managing Risk Factors 263 Our integrated report aims to provide a holistic Terms We Use 265 Cautionary Statement Regarding analysis of our company´s performance. Forward Looking Statements 267 Investor, Media, and Sustainability Information 268 CEMEX 2022 INTEGRATED REPORT 218

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G STAKEHOLDER ENGAGEMENT Our stakeholders include Identifying Priorities for our Stakeholders employees, customers, and Cemex Our company’s Materiality Assessment brings shareholders, investors, suppliers, together ?nancial and non-?nancial topics that matter most to our stakeholders and our busi-communities, NGOs, academia, ness. Aligned with the GRI reporting frame-governments, policymakers, and work and materiality principles, this analysis helps us identify key topics to address in our business associations. strategic planning and integrated reporting. We encourage and invest in developing Across the countries where we operate, we In 2022, we reviewed our 2019 material- strategic relations encourage and invest in developing strategic ity matrix topics with key stakeholders. This with our key relations with our key stakeholders through exercise allowed us to align our key topics to stakeholders. open dialogue and customized engagement our updated Sustainability Model and identify activities. By listening to what our stakehold- potential risks that could impact our compa- OUR MATERIALITY ASSESSMENT PROCESS ers consider important, we can engage with ny’s activities, stakeholders, and the environ-their key interests proactively, manage risks ment. Moreover, we aligned the material and opportunities, and set a clear direction to topics to our Enterprise Risk Management deliver long-term shared value for our com- agenda. pany and communities. We will continue to monitor the material topics and their potential impacts on our stakeholders and our company’s financial and sustainability performance. IDENTIFICATION DEFINITION PRIORITIZATION MANAGEMENT RESULTS REVIEW of relevant of stakeholders to of the topics by gathering stakeholder maintaining assessment topics participate in the groups’ opinions and concerns. consistency with our analysis Alignment of topics to Enterprise business strategy. Risk Agenda to map the increasing importance to Cemex. GRI 3-1 CEMEX 2022 INTEGRATED REPORT 219

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Our Materiality Matrix Highest Materiality 15 Just Transition, Shared Value and 1 1 Net-zero CO2 Social Innovation 5 2 STAKEHOLDERS 2 Health and safety 16 Diversity, Equity & Inclusion 9 3 3 Alternative fuels and raw materials 17 Environmental standards 4 Energy costs, efficiency, and 18 Return on capital employed x 6 4 11 sourcing 19 Risk & Opportunity Management 7 5 Employee well-being 20 Biodiversity conservation 12 TO 8 6 Circular economy and waste 21 Respect for Human Rights IMPORTANCE 16 10 13 7 Air quality 22 Responsible and green 14 8 Customer Centricity procurement 26 HIGHEST 17 23 SDG-aligned corporate ?nance 20 18 9 Ethics and Compliance INCREASING 27 21 19 15 10 Product quality, innovation, and 24 Cyber threat and data protection 22 28 Sustainability 25 Digital connectivity 23 24 HIGHER 25 Higher Materiality High Materiality 11 Disclosure and transparency 26 Community Capability Development 12 Workforce Experience for Employability HIGH 13 Board composition and 27 Community infrastructure and INCREASING IMPORTANCE TO CEMEX management housing 14 Water preservation 28 Stakeholder engagement • ENVIRONMENTAL• SOCIAL• GOVERNANCE We will continue to monitor the material topics and their potential impacts on our stakeholders and our company’s financial and sustainability performance. CEMEX 2022 INTEGRATED REPORT 220

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G How we Engage with our Stakeholders We aim to conduct stakeholder relations with honesty, respect, and integrity. Mainly through our Code of Ethics and Business Conduct and Stakeholder Engagement Policy, we de?ne our framework when deploying our stakeholder engagement strategy. Our strategy considers the prioritization of key topics brought up by our stakeholders in our Materiality Assessment and de?nes speci?c communication channels to engage with each of our stakeholders, promoting dialogue and collaboration. SHAREHOLDERS OUR PEOPLE CUSTOMERS INVESTORS AND SUPPLIERS ANALYSTS Our employees are part of our competitive By understanding our customers’ needs and We embark on a robust investor engagement strat- We foster a strong relationship across our network advantage and the reason for our success. challenges, we aim to place them at the center egy to foster a clear understanding of company of suppliers, aiming to ensure compliance with our We continuously seek to provide them with of everything we do and become their partner of performance, strategy, and risks. Code of Ethics and Business Conduct and our Code opportunities for growth and development choice. of Conduct when Doing Business With Us. and a safe, healthy, diverse, and inclusive work environment. n Health and safety n Customer experience and engagement n Company’s financial performance n Business ethics and legal compliance n Company priorities and challenges n Construction needs and challenges n Return on capital employed n Quality of products and services Key Collaboration n Business ethics n Quality products, services, and solutions n Pricing integrity and antitrust compliance n Supply chain reliability and efficiency Topics n Employee wellbeing, experience, and n Sustainability management practices n ESG disclosure and performance n Health and safety engagement n Increased awareness of our products’ sustainable n Risks and opportunities n Sustainability management practices n Diversity and inclusion attributes n Training, development, and career path n ETHOSLine 24/7 reporting line n Sales representatives’ ongoing relationship n Regular meetings, webcasts, and conference calls n Daily interactions n Ethics and compliance campaigns management n Quarterly ?nancial updates and guidance n Ongoing training and capacity-building programs n Employee experience survey n Cemex Go digital platform 24/7 n Annual integrated and 20-F reports, and manda- n Health and safety and sustainability veri?cation Engagement n Global and local newsletters n Regular commercial events tory ?lings platforms Channels and n Leader email messages and videos n Customer satisfaction surveys n Ongoing website updates and press releases n Annual Smart Innovation process Frequency n HR teams and HR process platforms n Satisfaction surveys, service centers, and helplines n Cemex Day investor event n Open dialogues and meetings with leaders, n ETHOSLine 24/7 reporting line n Company position papers including townhalls with CEO and Executive Committee Members n Understanding of our employees’ needs n Customer centricity strategy n Understanding of ?nancial position, performance, Supplier Sustainability Program for certain suppliers n Talent management strategy n A clear understanding of our customers’ needs and business perspectives, and risks Promotion of local suppliers n Ethics case reports for investigation concerns n Strengthening of Cemex’s ESG practices and Contractor health and safety verifications Outcomes n Learning strategy n Net Promoter Score (NPS) metrics n Safety workplace environment n Digitalized solutions n Enhancement of reporting quality and transparency n Diversity and Inclusion Policy, committees, and initiatives n Participation in external programs on diversity CEMEX 2022 INTEGRATED REPORT 221

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GOVERNMENTS AND BUSINESS NGOs AND ACADEMIC COMMUNITIES INSTITUTIONS POLICY MAKERS ASSOCIATIONS Our regular, formal dialogues with our neigh- We cooperate and engage with governments and We actively participate in various global, regional, We build innovative collaboration platforms to find boring communities have proven key to building policy makers consistent with our values, Code of and national business associations to develop common ground with entities who share our vision of mutual trust. By understanding their expec- Ethics and Business Conduct, policies and guide- partnerships and promote our core cement, building a better future. To this end, in collaboration tations, we can review progress and work lines, and the law —both directly and through ready-mix concrete, aggregates, and urbanization with NGOs, we foster global partnerships that are fun-together toward achieving agreed plans. business associations—responsible for regulating solutions businesses within the sector. damental to delivering value and improving the quality and defining relevant policies for our industry. of people’s lives. Furthermore, we engage with leading academic institutions and invest in scientific research that enhances our understanding of how our products can benefit and enhance their environmental, societal, and economic impacts. Key Collaboration n Health and safety n Health and safety n Health and safety n ESG performance and disclosure Topics n Education and capability development n Business ethics and compliance n Business ethics and compliance n Sustainable cities and communities n Community infrastructure programs and n Climate change and emissions n Environmental standards n Energy and climate change solutions housing n Energy costs, efficiency, and sourcing n Sustainability principles and challenges n Natural resources conservation n Community employability skills and wellbeing n Circular economy and waste n Increased awareness of our products’ sustainable n Circular economy and waste n Respect for human rights n Community infrastructure programs and housing attributes n Innovation and business development n Local employment opportunities n Industry best-practice sharing n Public policy and advocacy Engagement Channels n Ongoing dialogues with communities n Company position papers n Periodic meetings n A permanent collaborative research portfolio and Frequency n Annual open house days at operating sites n Ongoing public policy discussions n Annual conferences n Subject matter expert participation in internal Cemex n Ongoing educational programs and training n Long-term partnerships n Ongoing working groups and research studies lectures (Lighthouse talks) n Community infrastructure, volunteering, and n Working groups n Collaboration on research papers and advisory services social investment initiatives n Periodic plant visits n Yearly best practices and methodologies playbooks n Co-creation of inclusive business programs n Events and conferences n Hackathons co-organized with universities n Annual integrated and 20-F reports Outcomes n Improvement to community infrastructure and n Successful adaptations to new local, national, and n Coordinated initiatives, statements, whitepapers, n Incremental quality and transparency of Cemex wellbeing regional regulations and communication campaigns reporting n Increased participation of women in the local n Creation of joint initiatives that require a multidis- n Industry best practices sharing n Develop solutions through collaborative projects economy ciplinary approach, such as ARISE n Strengthened positioning of cement and concrete n Build strategic partnerships with NGOs and top n Reduced ?gures of not-in-employment-or-edu- as sustainable building materials universities cation youth n Compliance with antitrust laws n Awareness of global trends n Economic growth in the community n Attract new talent for Cemex n Volunteering program n Risk and opportunities assessment CEMEX 2022 INTEGRATED REPORT 222

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Collaborating with Third Parties to Accelerate Climate Action As a global building materials leader operating in four continents, Cemex seeks to collaborate with partners and associations to promote climate action across our geographies. Alliances & Commitments Memberships & Industry Associations Disclosure & Recognitions Cemex signed the Business Ambition for 1.5°C commitment led by the We Mean Business Coalition Cemex is among the 8% best evaluated for the participation with its suppliers in the topic of climate change, based on its CDP disclosure in 2022. Cemex joined the UNFCCC campaign launched to mobilize net-zero commitments Cemex’s carbon strategy reached the top level according to TPI criteria Cemex is one of the Top 10 con-Cemex is a founding member stituents of the MSCI EM Latin America ESG Leaders Index Cemex is a founding member of the coalition, aimed at attracting more capital to SDGs. Cemex has adopted TCFD’s recommendations for climate related reporting since 2020 Cemex reports aligned to the SASB for the Construction Cemex is part of the Group Europe, con- Material requirements vened by the Cambridge Institute. CEMEX 2022 INTEGRATED REPORT 223

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G SCOPE AND BOUNDARIES OF THIS REPORT Our integrated report aims to the company’s strategic vision, performance, information is no longer included in our data governance, and value creation, while fostering or considered in our targets. We have clearly provide a holistic analysis of a more in-depth understanding of the ?nancial marked each case if we have restated certain our company’s strategic vision, and non-?nancial key performance indicators data sets from previous years. Unless some-that the company uses to manage its business thing else is explicitly indicated, all monetary performance, governance, and over the short, medium, and long term. amounts are reported in U.S. dollars. All refer-value creation. ences to “tons” are to metric tons. Boundary and Reporting Period In preparation for this report, we consolidated The information in our 2022 Integrated Report General Considerations information from all of our operations. It came from several sources, including inter-CEMEX, S.A.B. de C.V. is incorporated as a covers our global cement, ready-mix concrete, nal management systems and performance publicly traded variable stock corporation aggregates, and urbanization solutions busi- databases, as well as annual surveys applied (sociedad anónima bursátil de capital variable) ness lines, presenting our financial and non-fi- across all of our operations. organized under the laws of Mexico. Except as nancial performance, progress, achievements, the context otherwise may require, references and challenges during the 2022 calendar We continually aim to improve the transpar-in this integrated report to “Cemex”, “the year, which is also the company’s fiscal year. ency and completeness of each report we company”, “we”, “us”, or “our” refer to CEMEX, Our materiality analysis guided our reporting produce while streamlining our processes and S.A.B. de C.V., and its consolidated entities. process, and the issues included in this report how we provide information. particularly match those that Cemex manage-Reporting Scope ment and our stakeholders found of the high- To this end, we include a limited assurance Cemex began publishing Environmental, est importance, as re?ected in our Materiality statement from KPMG. This independent Health, and Safety (EHS) reports in 1996 Matrix. organization veri?ed the data and calculation and has annually published its Sustainable process for our annual indicators associated Development Reports since 2003, covering Unless otherwise indicated, the information with CO2 and other emissions, health and a broad range of issues related to economic, provided in this report is for the company safety, circular economy, biodiversity, environ-environmental, social, and governance per- as a whole. We have included information mental and social incidents, and water. formance. Since 2016, our Integrated Reports for the operations in which we have ?nancial are intended to provide a holistic analysis of and operative control. If a plant is sold, its GRI 2-1; GRI 2-2; GRI 2-3; GRI 2-4; GRI 3-1 CEMEX 2022 INTEGRATED REPORT 224

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G the spreadsheet of the Cement CO2 Protocol Clinker factor and alternative fuels: All mate- Furthermore, our GRI Content Index (previously known as WBCSD CSI Cement CO2 rial consumption is reported to internal Cemex cross-references with the UN Global and Energy Protocol v. 3.1) . It considers direct databases in which “alternative materials” Compact Principles and the UN Sustainable emissions occurring from sources that are are defined following the standards from the Development Goals (SDGs). Our 2022 GRI owned or controlled by the company, excluding GCCA Sustainability Guidelines for co-pro- Content Index is located on pages 226-242 of those from the combustion of biomass that cessing fuels and raw materials in cement this report. are reported separately (Scope 1) and indirect manufacturing (October 2019). The “clinker/ emissions from the generation of purchased cement factor” is calculated using the Basic United Nations Global Compact – electricity consumed in the company’s owned Parameters set out in the GCCA Sustainability Communication on Progress or controlled equipment (Scope 2) and from Framework Guidelines and according to the This report, together with the UN Global the clinker purchased (Scope 3). For countries GCCA Sustainability Guidelines for the mon- Compact Participant Dashboard, constitutes covered by the European Union Emission itoring and reporting of CO2 emissions from our Communication on Progress (CoP) toward Trading System (EU ETS), CO2 data corre- cement manufacturing, procedures indicated the commitments of the UN Global Compact sponds to the one validated by an indepen- in the Cement CO2 Protocol spreadsheet with (UNGC). As a participant in the UNGC, we dent verifier in accordance with the applicable information obtained from the databases. work to align our company’s operations and Accreditation and Verification Regulation. strategies with its ten principles. As demon-Health and safety: Intelex, which feeds an strated within this report, we are also com-Dust, NOx, and SOx emissions: Absolute internal database, collects all related health and mitted to helping the world meet the targets and speci?c ?gures are calculated based on safety information from each site and automat- of the Paris Agreement and contribute to the kiln measurements taken from Continuous ically provides the appropriate information to achievement of the UN SDGs. Emissions Monitoring Systems (CEMs) (in calculate the indicators. The database is con- Data Measurement Techniques those sites where kilns are equipped with such ?gured using the GCCA de?nitions. Health and Sustainability Accounting Standard Board We employ the following protocols and tech- technology) or spot analysis. These meth- safety indicators are calculated according to the (SASB) niques for measuring the sustainability key ods fully comply with GCCA Sustainability GCCA Sustainability Guidelines for the moni- In 2019, we started reporting aligned to the performance indicators (KPI) that we report: Guidelines for the monitoring and reporting toring and reporting of safety in cement and Sustainability Accounting Standard Board of emissions from cement manufacturing concrete manufacturing, February 2020 version. (SASB) industry-speci?c requirements for the CO2 emissions: Cemex reports absolute and (October 2019). All information is reported to Construction Material Standard. Our 2022 speci?c CO2 emissions following the Global Cemex databases, processed, calculated, and GRI Sustainability Reporting Standards SASB Index is located on pages 243-244 of Cement and Concrete Association (GCCA) validated to provide a ?nal group value. The To enhance our sustainability communication to this report. Sustainability Framework Guidelines and the values are calculated in Standard for 0°C, 1 our stakeholders and comply with internation-GCCA Sustainability Guidelines for the mon- atmosphere, and 10% Oxygen (O2) content at ally agreed disclosures and metrics, Cemex uses itoring and reporting of CO2 emissions from the measuring point. the GRI Sustainability Reporting Standards to cement manufacturing (October 2019), based prepare its Sustainable Development Reports. on the CEN Standard EN 19694-3 (Stationary Energy: Fuel consumption indicators are From 2008 to 2013, we met an application level source emissions – Determination of reported to internal Cemex databases in which of A+ using GRI-G3. From 2014 to 2016, we Greenhouse Gas (GHG) emissions in energy-in- “conventional,” “alternative,” and “biomass applied the GRI-G4 Guidelines. tensive industries – Part 3: Cement Industry). fuels” are classified according to the Cement The measurement is based on the mass bal- CO2 Protocol spreadsheet. Heat values are In 2017 we migrated to the GRI Standards, and ance methodology, fully described in the CEN obtained from on-site analysis (where applica- in 2022 we are reporting under GRI Universal Standard on CO2 emission from the cement ble), provided by suppliers or standards from Standards 2021. industry EN-19694-3 and applied through recognized sources. CEMEX 2022 INTEGRATED REPORT 225

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI CONTENT INDEX Cemex has reported in accordance with the GRI Standards for the period January 1, 2022 to December 31, 2022. For the Content Index—Essentials Service, GRI Services reviewed that the GRI content index is clearly presented, in a manner consistent with the Standards, and that the references for disclosures 2-1 to 2-5, 3-1 and 3-2 are aligned with the appropriate sections in the body of the report. The service was performed on the English version of the report. All pages refer to Cemex’s 2022 Integrated Report, unless otherwise stated. GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG UNIVERSAL STANDARDS GRI 1: Foundation 2021 General disclosures 2-1 Organizational details. p. 224—Scope and Boundaries of this report 2-2 Entities included in the organization’s p. 224—Scope and Boundaries of this report sustainability reporting. 2-3 Reporting period, frequency and contact p. 224—Scope and Boundaries of this report point. 2-4 Restatements of information. p. 224—Scope and Boundaries of this report 2-5 External assurance. p. 215-217—Independent Limited Assurance Report on Key Indicators of Sustainability Performance GRI 2: General Disclosures 2021 2-6 Activities, value chain and other business p. 3—Cemex at a Glance relationships. p. 61—Delivering a Superior Customer Experience p. 65-68—Social Impact? How cement is made ? Suppliers 2-7 Employees. p. 48-49—Building a Better Workforce Experience 2-8 Workers who are not employees. p. 48—Building a Better Workforce Experience 2-9 Governance structure and composition. p. 89-112—Governance? Investor Center CEMEX 2022 INTEGRATED REPORT 226

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 2-10 Nomination and selection of the highest p. 92—Board of Directors governance body.? Cemex’s 20-F Report: ??Item 5: Operating and Financial Review and Prospects—> Recent Developments—> Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings ??Item 6: Directors, Senior Management and Employees: Board of Directors ??Item 6: Directors, Senior Management and Employees: Board Practices Starting 2022, each candidate to become a member of the Board of Directors would stand for election by our shareholders meeting individually. For updated information please refer to our more recent reports available in our company website at cemex. com 2-11 Chair of the highest governance body. p. 92-96—Board of Directors 2-12 Role of the highest governance body in p. 89—Governance overseeing the management of impacts. p. 92—Board of Directors p. 98—Board committees 2-13 Delegation of responsibility for managing p. 89—Governance impacts. p. 98—Board committees p. 100—Executive Committee GRI 2: General Disclosures 2021 2-14 Role of the highest governance body in p. 99—Board Committees—Sustainability Committee sustainability reporting. 2-15 Con?icts of interest. p. 104—Ethics and Compliance p. 98—Board Committees? Cemex’s 20-F Report—3 Risk and Opportunities: Regulatory and Compliance Requirements: ??Related Party Transactions ??Item16G Corporate Governance ??Board Practices For updated information please refer to our more recent reports available in our company website at cemex.com 2-16 Communication of critical concerns. p. 109—Risks and Opportunities p. 104—Ethics and Compliance 2-17 Collective knowledge of the highest p. 97—Board of Directors Skills Matrix governance body.? Cemex’s 20-F Report—Item 6 — Directors, Senior Management and Employees: Board of Directors Skill Matrix For updated information please refer to our more recent reports available in our company website at cemex.com 2-18 Evaluation of the performance of the ? Cemex is constantly enhancing its corporate governance incorporating global best practices. highest governance body. CEMEX 2022 INTEGRATED REPORT 227

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 2-19 Remuneration policies. p. 103—Executive Compensation p. 131-204—Notes to the consolidated ?nancial statements ? Cemex’s 20-F Report—Item 6 — Directors, Senior Management and Employees- Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management For updated information please refer to our more recent reports available in our company website at cemex.com 2-20 Process to determine remuneration. p. 103—Executive Compensation? Cemex’s 20-F Report: ??Item 6 — Directors, Senior Management and Employees- Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management ??Item 5— Operating and Financial Review and Prospects: Recent Developments- Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings Cemex offers a competitive compensation package based on the responsibility level of the position, and it is designed considering the following: the representation of the labor markets in which a given Cemex Business Unit competes for talent; the data should be compiled from independent, professional, third-party surveys; the data should include market base pay and total cash compensation of comparable companies. For updated information please refer to our more recent reports available in our company website at cemex.com 2-21 Annual total compensation ratio. p. 210—Non-financial information – Employee highest to median compensation ratio by region GRI 2: General Disclosures 2021 2-22 Statement on sustainable development p. 10—Letter to Stakeholders strategy. p. 17—Our Sustainability Targets 2-23 Policy commitments.? Code of Ethics and Business Conduct? Code of Conduct when doing Business with Us? Human Rights Policy 2-24 Embedding policy commitments. p. 104—Ethics and Compliance 2-25 Processes to remediate negative impacts. p. 221—How we Engage with our Stakeholders p. 75—Respect for Human Rights p. 18—Environmental Excellence p. 65—Social Impact 2-26 Mechanisms for seeking advice and p. 221—How we Engage with our Stakeholders raising concerns. p. 108—Reporting and Investigations 2-27 Compliance with laws and regulations. p. 104—Ethics and Compliance p. 117—Regulatory and Compliance Requirements p. 196-202—Notes to the Consolidated Financial Statements—Legal Proceedings? Cemex’s 20-F Report: Item 4—Regulatory Matters and Legal Proceedings For updated information please refer to our more recent reports available in our company website at cemex.com 2-28 Membership associations. p. 221-222—Stakeholder Engagement—How we Engage with our Stakeholders? Stakeholder engagement p. 223 Collaborating with Third Parties to Accelerate Climate Action CEMEX 2022 INTEGRATED REPORT 228

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 2-29 Approach to stakeholder engagement. p. 221-222—Stakeholder Engagement—How we Engage with our Stakeholders p. 61—Delivering a Superior Customer Experience GRI 2: General Disclosures 2021 p. 66—Providing Access to Education and Workplace Training Cemex’s Net Promoter Score (NPS) for 2022 was 66 2-30 Collective bargaining agreements. p. 210—Non-?nancial information, Employees covered by a collective bargaining agreement by region (%) Material topics 3-1 Process to determine material topics. p. 219—Stakeholder Engagement—Our Materiality Matrix p. 224—Scope and Boundaries of this Report 3-2 List of material topics. Cemex’s material topics include: Economic Performance, Market Presence, Indirect Economic Impacts, Procurement Practices, Anti-corruption, Anti-competitive Behavior, Materials, Energy, Water and Effluents, GRI 3: Material Topics 2021 Biodiversity, Emissions, Waste, Supplier Environmental Assessment, Employment, Labor/ Management Relations, Occupational Health and Safety, Training and Education, Diversity and Equal Opportunity, Non-discrimination, Freedom of Association and Collective Bargaining, Supplier Social Assessment, Customer Health and Safety. There has been no signi?cant changes to the list of material topics compared to the previous reporting period. Economic performance 3-3 Management of material topics. p. 219-220—Stakeholder Engagement—Our Materiality Matrix GRI 3: Material Topics 2021 p. 84—Global Operations 201-1 Direct economic value generated and p. 3—Cemex at a Glance 8.1, 8.2, 9.1, 9.4, distributed. p. 6—Financial Highlights The economic value by region is subject to 9.5 p. 124—Consolidated Financial Information con?dentiality constraints. p. 214—Direct Economic Impacts 201-2 Financial implications and other risks and p. 245-262—Task Force on Climate Related Financial Disclosures Response (TCFD) 13.1 GRI 201: Economic Performance opportunities due to climate change.? Position paper on climate change 2016? Cemex Carbon Disclosure Project submissions 201-3 De?ned bene?t plan obligations and other p. 141—Pensions and other post-employment bene?ts retirement plans. Cemex complies with minimum legal coverage requirements in all countries where we operate. 201-4 Financial assistance received from No significant financial assistance was received from any government. We are unaware of any government government. shareholders. However, one or more governments may be an investor in a fund that holds Cemex stocks or bonds; in that case, we don’t know such ownership to be material. Market presence 3-3 Management of material topics.? Code of Ethics and Business Conduct GRI 3: Material Topics 2021 202-1 Ratios of standard entry level wage by p. 210—Non-?nancial information, Cemex entry level vs. local minimum wage ratio by region 1.2, 5.1, 8.5 6 gender compared to local minimum GRI 202: Market Presence 2016 wage. 202-2 Proportion of senior management hired p. 75—Respect Human Rights 8.5 6 from the local community. p. 210—Non-?nancial information, Countries with practices to promote local hiring (%) CEMEX 2022 INTEGRATED REPORT 229

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG Indirect economic impacts 3-3 Management of material topics. p. 65-70—Social Impact: Improving Quality of Life and Well-being GRI 3: Material Topics 2021 p. 219-220—Stakeholder Engagement and Our Materiality Matrix 203-1 Infrastructure investments and services p. 30-34—Innovation and Partnerships 5.4, 9.1, 11.2 9 supported. p. 64—Social Impact p. 69—Cemex Volunteering p. 209—Non-?nancial information Cemex’s social impact team developed the Community Engagement Plans used to evaluate socio-economic needs and expectations, as well as the impact of the social programs. According to the plan, we assess GRI 203: Indirect Economic real needs, lead and promote formal community meetings, and look to ensure the community is constantly Impacts 2016 informed about all programs. 203-2 Significant indirect economic impacts. p. 64—Social Impact 1.2, 3.8, 8.2, 8.3, p. 211 – Non-financial information—Social Impact 8.5 Cemex’s indirect economic impacts, particularly those resulting from community initiatives, contribute to international goals and policy agendas associated with health, affordable housing, education, and environmental sustainability Procurement practices 3-3 Management of material topics.? Code of Conduct when doing Business with Us GRI 3: Material Topics 2021 p. 219-220—Stakeholder Engagement—Our Materiality Matrix 204-1 Proportion of spending on local suppliers. p. 209—Non-?nancial information—Purchases sourced from locally-based suppliers (%) 8.3 We believe that local sourcing is, in and of itself, a sustainable business practice. It creates jobs, which in turn GRI 204: Procurement Practices stimulate local economies, while developing new skills among local workers. Whenever feasible, we support 2016 small, locally based suppliers everywhere we operate. The de?nition of local supplier is speci?c to each country where we operate. The exact criteria used to select suppliers vary from country to country, but always includes cost, quality, and delivery time. Anti-corruption 3-3 Management of material topics. p. 224—Scope and boundaries GRI 3: Material Topics 2021 p. 108—Cemex ETHOS Global Program ? Ethics and Compliance 205-1 Operations assessed for risks related to As part of the ETHOS organization’s responsibilities, enhanced monitoring is given to the most sensitive 16.5 10 corruption. countries concerning corruption risks pertinent to the countries in which we operate. During 2022, our main standalone operations in terms of revenues were: United States (medium risk), Mexico (high risk), France (low risk), United Kingdom (low risk), Israel (medium risk), Germany (low risk), Spain (medium risk), Poland (medium GRI 205: Anti-corruption 2016 risk), the Philippines (high risk), Colombia (high risk), the Dominican Republic (high risk), and Panama (high risk). We also operate in other countries of which some are low risk, medium risk (such as Jamaica, Trinidad and Tobago, among others), and high risk (such as Haiti, Guatemala, Nicaragua, among others). This risk classification is based on Transparency International’s 2022 Corruption Perception Index. We believe Our Code of Ethics and Business Conduct reflects the requirements of the Sarbanes-Oxley Act of 2002 (SOX). CEMEX 2022 INTEGRATED REPORT 230

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 205-2 Communication and training about anti- p. 107—Training 16.5 10 corruption policies and procedures. We use communication resources to distribute our Global Anti-Corruption Policy to all (100%) governance body members and employees. Additionally, our Code of Ethics and Business Conduct is publicly available and contains a Compliant Operations chapter that includes in detail anti-corruption manners were all forms of corruption are explicitly forbidden by Cemex. In 2022, over 8,800 employees were trained on antitrust, anti-GRI 205: Anti-corruption 2016 corruption and bribery matters. Regarding our business partners, all (100%) supplier contracts include not only anti-bribery clauses, but also anti-bribery certi?cation letter. During the year, over 90 trust and anti-corruption communication campaigns were launched to all our employees. 205-3 Confirmed incidents of corruption and There were no incidents that met the Foreign Corrupt Practices Act and UK Bribery Act standard for corruption, actions taken. nor were any legal cases regarding corrupt practices by either our organization or our employees concluded during the reporting period. We continuously monitor our employee’s behavior and compel our employees to report any corruption acts through ETHOSline. Anti-competitive behavior 3-3 Management of material topics. p. 219-220—Stakeholder Engagement—Our Materiality Matrix GRI 3: Material Topics 2021 p. 104—Ethics and compliance- ETHOS Global program? Code of Ethics and Business Conduct GRI 206: Anti-competitive 206-1 Legal actions for anti-competitive Grievances: Any relevant ?nes or non-compliance cases are included in: Behavior 2016 behavior, anti-trust, and monopoly p. 196—Notes to the consolidated ?nancial statements: 25) Legal proceedings practices. Materials GRI 3: Material Topics 2021 3-3 Management of material topics. p. 19—Environmental Excellence: Future in Action program 301-1 Materials used by weight or volume. Proprietary information GRI 301: Materials 2016 301-2 Recycled input materials used p. 20—Sustainable products and solutions p. 28—Circular Economy p. 211 – Non-financial information, Waste management Energy GRI 3: Material Topics 2021 3-3 Management of material topics. p. 19—Future in Action p. 22—Decarbonizing our operations 302-1 Energy consumption within the p. 211—Non-?nancial information, Carbon Strategy and Energy organization. p. 211—Non-?nancial information, Carbon Strategy and Energy, Fuel Consumption p. 211—Non-?nancial information, Carbon Strategy and Energy, Power Consumption ? Please refer to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing GRI 302: Energy 2016 ? All units are available in the Cement CO2 and Energy Protocol, Version 3.1, CO2 Emissions and Energy Inventory 302-2 Energy consumption outside of the Production of cement produces CO2 mostly from sources within the organization: combustion of fossil fuels organization. during the calcination of limestone. Energy consumed outside of the organization is not an issue where we focus our strategy. CEMEX 2022 INTEGRATED REPORT 231

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 302-3 Energy intensity. p. 211—Non-?nancial information, Carbon Strategy and Energy Ratio denominator: Kg of CO2/ton of cementitious product Types of energy included in the intensity ratio: Fuels Coverage is 100% of scope 1 emissions in our cement operations (corresponding to 99% of all our scope 1 emissions reported under the CDP). 302-4 Reduction of energy consumption. p. 211—Non-?nancial information, Carbon Strategy and Energy Energy included: Fuels and electricity used during the process of production. GRI 302: Energy 2016 Baseline: 1990 ? All units are available in the Cement CO2 and Energy Protocol, Version 3.1, CO2 Emissions and Energy Inventory 302-5 Reductions in energy requirements of p. 20—Sustainable products and Solutions We have a number of products and solutions products and services. p. 211—Non-?nancial information, Carbon Strategy and that result in energy savings. We however Energy consider this information con?dential and key for our business strategy. Water and effluents 3-3 Management of material topics.? Cemex Water Policy ? Cemex Environmental Policy GRI 3: Material Topics 2021 ? Cemex Biodiversity Policy p. 34—Water and Biodiversity 303-1 Interactions with water as a shared p. 34-35—Water and Biodiversity resource. Cement manufacturing requires water for heavy equipment cooling, for exhaust gas conditioning and for other parts of the process. We are taking actions to offset our water footprint. 303-2 Management of water discharge-related p. 34—Water and Biodiversity impacts.? Cemex Water Policy ? Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing 303-3 Water withdrawal. p. 34-35—Water and Biodiversity p. 212 – Non-financial information, Water management To report our water withdrawals by sources Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing. It also defines operational boundaries, four levels GRI 303: Water and Effluents 2018 of accuracy for water measurement, guidance on how to report the information and recommendations for meter calibration and maintenance. 303-4 Water discharge. p. 34-35—Water and Biodiversity p. 212 – Non-financial information, Water management To report our water discharges by sources Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing and their de?nitions. It also de?nes operational boundaries, four levels of accuracy for water measurement, guidance on how to report the information and recommendations for meter calibration and maintenance. 303-5 Water consumption. p. 34-35—Water and Biodiversity p. 212—Non-?nancial information, Water management Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing. CEMEX 2022 INTEGRATED REPORT 232

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG Biodiversity 3-3 Management of material topics. p. 36—Water and Biodiversity GRI 3: Material Topics 2021 ? Cemex Biodiversity Policy 304-1 Operational sites owned, leased, managed p. 36—Water and Biodiversity in, or adjacent to, protected areas and p. 212—Non-?nancial information, Biodiversity Management areas of high biodiversity value outside protected areas. 304-2 Signi?cant impacts of activities, products p. 36—Water and Biodiversity GRI 304: Biodiversity 2016 and services on biodiversity. 304-3 Habitats protected or restored. p. 38—Water and Biodiversity- El Carmen p. 212—Non-?nancial information, Biodiversity Management 304-4 IUCN Red List species and national p. 36—Cemex-Birdlife 2021 Biodiversity Proximity Study conservation list species with habitats in areas affected by operations. Emissions 3-3 Management of material topics. p. 40-41—Air Emissions Management and Performance in Our Production Process GRI 3: Material Topics 2021? Position paper on climate change Grievances: Any relevant ?nes or non-compliance cases are included in: p. 196—Notes to the consolidated ?nancial statements: 25) Legal proceedings 305-1 Direct (Scope 1) GHG emissions. p. 211—Non-?nancial information, Carbon strategy and energy, Scope 1 CO2 emissions (million tons) Absolute CO2 from biomass sources= 1.9 million t CO2 (including biomass content of mixed fuels) Base year: 1990 following best industry practices (e. g. CSI Protocol). More information about our Scope 1 emissions can be found in our CDP submission: www.cdp.net 100% covered under emissions-limiting regulations. 305-2 Energy indirect (Scope 2) GHG emissions. p. 211—Non-?nancial information, Carbon strategy and energy, Scope 2 CO2 emissions (million tons) Base year: 1990 following best industry practices (e. g. CSI Protocol). More information about our Scope 2 emissions can be found in our CDP submission: www.cdp.net 305-3 Other indirect (Scope 3) GHG emissions. p. 211—Non-?nancial information, Carbon strategy and energy, Scope 3 CO2 emissions (million tons) 305-4 GHG emissions intensity. p. 211—Non-?nancial information, Carbon strategy and energy GHG emissions included in the intensity ratio: Scope 1 and 2. GRI 305: Emissions 2016 2 Scope 1 = 621 kg CO /ton of cementitious product Scope 2 = 53 kg CO2/ton of cementitious product Denominator used: amount of cementitious products produced. Gases Included: CO2, following the GHG Protocol and the WBCSD CSI Protocol (GCCA Cement CO2 and Energy Protocol, Version 3.1) More information about our GHG emissions intensity ratio can be found in our CDP submission: www.cdp.net 305-6 Reduction of GHG emissions. p. 19—Future in Action—Decarbonizing our operations p. 211—Non-?nancial information, Carbon strategy and energy Report where the reductions in GHG emissions occurred: Scope 1 Gases Included: CO2, following the GHG Protocol and the WBCSD CSI Protocol (GCCA Cement CO2 and Energy Protocol, Version 3.1) Base year: 1990 following best industry practices (e. g. CSI Protocol) CEMEX 2022 INTEGRATED REPORT 233

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 305-7 Emissions of ozone-depleting substances Our business does not create signi?cant (ODS). emissions of ozone-depleting substances. 305-8 Nitrogen oxides (NOx), sulfur oxides (SOx), p. 40—Air quality and other signi?cant air emissions. p. 211—Non-?nancial information, Air quality management Cemex reports on the air emissions that the GCCA Guidelines for Emissions Monitoring and Reporting in the GRI 305: Emissions 2016 Cement Industry identi?es as the most important from the on-site stationary sources we use in our processes. The standards used in the air emissions measurements depend on the legal requirements in each country. Standards used also depend on the normal procedures used by the external companies performing the spot measurements. In the case of CEMs (Continuous Measurements), the equipment is maintained, operated, and calibrated according with the standards. Standards used for punctual measurements are EPA, ISO, and EN according to the pollutant and the country. In most cases EPA rules are used for sampling and EPA or ISO methods are used for the calculations at laboratory. All data reported in the stack emissions report is measured even continuously or spot. Waste GRI 3: Material Topics 2021 3-3 Management of material topics. p. 28—Circular Economy 306-1 Waste generation and signi?cant waste- p. 4—Our Core Businesses related impacts. p. 29—Circular Economy—Regenera In our waste reporting process, we record the volumes and end use/destination of kiln dust in our ?lters, bypass, cooler, and/or precipitator that is either re-used within the kiln system or when leaving the kiln system is subsequently re-cycled, recovered or disposed of as waste. We also record the volumes and end use/ destination of returned and waste ready-mix concrete. 306-2 Management of significant waste-related p. 29—Circular Economy – Regenera impacts. p. 210—Non-financial information, Waste management GRI 306: Waste 2020 Our reporting is based on the Directive 2008/98/EC of the European Parliament and of the Council of 19 November 2008 on waste, amended by the 2018 Directive. We have created a collection system to gather this information and we continue working on rolling out the de?nitions and methodology to collect this data by disposal method. Our internal Waste Guidelines and corresponding laws and regulations specify how we are to dispose of all waste. Our Guidelines distinguish between waste reused, waste recovered, waste recycled and waste that remains as is (disposed to land?ll). From here, these waste streams are classi?ed as hazardous or non-hazardous, disposed externally or internally, as de?ned by country regulations. 306-3 Waste generated. p. 210—Non-financial information, Waste management 306-4 Waste diverted from disposal. p. 210 – Non-financial information, Waste management 306-5 Waste directed to disposal. p. 210—Non-financial information, Waste management Supplier environmental assessment 3-3 Management of material topics. p. 71—Responsible Sourcing GRI 3: Material Topics 2021? Code of Conduct when doing Business with Us? Sourcing Approach CEMEX 2022 INTEGRATED REPORT 234

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 308-1 New suppliers that were screened using p. 71—Responsible Sourcing environmental criteria. ? Our supplier Code of Conduct when doing Business with Us, takes into account issues like environmental and biodiversity engagement, ensuring basic labor conditions and promoting Health and Safety as a high GRI 308: Supplier Environmental priority, Strengthening Human Rights, and Enhancing Diversity and Equality. Assessment 2016 308-2 Negative environmental impacts in the We have local initiatives to assess suppliers in each country. In 2022, two critical suppliers were identi?ed to supply chain and actions taken. have potential impacts with issues related to the environmental topics. The relationship between none of those companies and Cemex was terminated, but they must carry out a remediation plan provided by the 3rd party evaluator, if said plan is not implemented it can be decided to terminate the relationship. Employment 3-3 Management of material topics. p. 224—Scope and Boundaries of this Report GRI 3: Material Topics 2021 ? Cemex Human Rights Policy 401-1 New employee hires and employee p. 210—Non-?nancial information, Our People, Workforce turnover. p. 210—Non-?nancial information, Our People, Employee Turnover (%) Gathering information by gender and age is not p. 210—Non-?nancial information, Our People, Employee permitted in some countries where we operate. Voluntary Turnover by gender (%) p. 210—Non-?nancial information, Our People, Employee Voluntary Turnover by age (%) p. 210—Non-?nancial information, Our People, Employee Involuntary Turnover by gender (%) p. 210—Non-?nancial information, Our People, Employee GRI 401: Employment 2016 Involuntary Turnover by age (%) 401-2 Benefits provided to full-time employees Number of Countries providing these benefits to Full-Time Employees: that are not provided to temporary or Life Insurance 26, Health Care 28, Disability and invalidity coverage 24, Parental leave 26, Retirement Provision part-time employees. 22, Stock Ownership 12 Number of Countries providing these benefits to Part-Time Employees: Life Insurance 6, Health Care 8, Disability and invalidity coverage 7, Parental leave 9, Retirement Provision 11, Stock Ownership 3 401-3 Parental leave. In Cemex, maternity and parental leave may vary depending We do not report on this disclosure since this on the regulations within the countries where we operate on. breakdown is not a factor in our decision-But all of them do agree upon the employee’s return after making process. parental leave and have policies regarding that matter. Labor/management relations 3-3 Management of material topics.? Cemex Human Rights Policy GRI 3: Material Topics 2021 p. 48—Building a Better Workforce Experience 402-1 Minimum notice periods regarding p. 210—Non-?nancial information, Our People, Notice to employees regarding operational changes (average 8.8 3 operational changes. days) Cemex provides an average notice period of 3 weeks. Even though, in some of the countries where we operate GRI 402: Labor/Management the law do not establish minimum days of notice period, Cemex looks for giving a fair treatment to their Relations 2016 employees and in those situations where the staff reductions are required. We look to provide a reasonable time for transition. We regularly provide better severance package than the ones established by the law and in some countries and at certain levels we even support with other services, such as head hunting (relocation). CEMEX 2022 INTEGRATED REPORT 235

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG Occupational health and safety 3-3 Management of material topics. p. 219-220—Priorities for Our Stakeholders and Cemex GRI 3: Material Topics 2021 p. 43—Our Health and Safety Commitment p. 209 – Non-financial information, Health and Safety 403-1 Occupational health and safety p. 45—Building a Strong Health and Safety Culture management system Cemex implements a Health and Safety Management System on all sites that goes beyond local regulation and is based on the OHSAS 18001 standards. 403-2 Hazard identi?cation, risk assessment, and p. 45—Building a Strong Health and Safety Culture incident investigation Management of risk is a continuous process and the cornerstone of the Cemex H&S Management System. We constantly identify hazards and assess the risks associated with our activities. We take action to manage the risk and prevent or reduce the impact of potential incidents. Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. Risk assessments and risk management/ control measures are documented and resulting actions implemented through local procedures. Risk assessments are reviewed and updated at speci?ed intervals, as changes are planned or where there is any reason to believe they are no longer valid. 403-3 Occupational health services p. 43—Our Health and Safety Commitment 8.8 6 Health and Safety (H&S) specialists are appointed to assist management and others in the management of health and safety. H&S specialists possess formal, approved quali?cations, are competent and have experience in Health and Safety disciplines. Non-Occupational related health checks are offered to all employees.? Cemex Global Data Protection and Privacy Policy GRI 403: Occupational Health 403-4 Worker participation, consultation, and Senior Health & Safety and Executive Management are responsible for ensuring the Cemex HSMS is reviewed and Safety 2018 communication on occupational health by the appropriate people at enough intervals. This evaluation shall include (but is not limited to) the review and safety of policies, guidelines, standards, self-assessments, audit results and achievement of performance targets and objectives. Outcomes of Management Reviews are communicated to employees through Central and Regional Management structures. Similarly, employees can use their management structures to provide feedback and suggestions for improvement. This information is considered by the relevant Management Committee and incorporated into scheduled HSMS reviews. 89% of the workforce is represented in formal joint management-worker health and safety committees. Health and Safety committees are managed at a local (country) level. 403-5 Worker training on occupational health p. 43—H&S Training: Achieving Our Zero4Life Commitment and safety p. 45—Training Line Managers identify training needs and the competencies necessary for their employees to carry out their assigned work in a healthy and safe manner. Where high-risk tasks and occupations are identi?ed, higher levels of training, awareness and competency shall be carried out. Training is evaluated to determine its effectiveness 403-6 Promotion of worker health p. 43—Our Health and Safety Commitment Operations implement proactive health and wellbeing programs and initiatives to encourage healthy living, both inside and outside of work. Health and wellbeing programs are reviewed against objectives to assess their effectiveness and to continually improve. ? Cemex Global Data Protection and Privacy Policy CEMEX 2022 INTEGRATED REPORT 236

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 403-7 Prevention and mitigation of occupational p. 43—Our Health and Safety Commitment health and safety impacts directly linked Processes are established and promoted to identify hazards associated with Cemex activities and to assess by business relationships risks, control the hazard and manage the risks to acceptable levels. Risk assessments and risk management/ control measures are clearly documented and resulting actions implemented through local procedures. Risk GRI 403: Occupational Health assessments are reviewed and updated at speci?ed intervals, as changes are planned or where there is any and Safety 2018 reason to believe they are no longer valid. 403-8 Workers covered by an occupational p. 209—Non-?nancial information, Health and Safety, Sites with a Health and Safety Management System health and safety management system implemented (%) Cemex implements its HSMS in all sites. 403-9 Work-related injuries p. 43—Zero4Life Commitment 8.8 p. 209—Non-?nancial information, Health and Safety, Fatalities p. 209—Non-?nancial information, Health and Safety, Employee fatality rate p. 209—Non-?nancial information, Health and Safety, Lost time injuries (LTIs) p. 209—Non-?nancial information, Health and Safety, Lost time injury frequency rate (LTI FR) Types of injury by employees: Another kind of accident—2%; Contact with moving machinery or something being machined—11%; Exposed to ?re or heat—4%; Exposure to an explosion—2%; Fall from height—4%; Hit against something ?xed or stationary—5%; Hit by moving, ?ying or falling object—11%; Incidents involving GRI 403: Occupational Health moving vehicles—4%; Injured whilst handling, lifting or carrying—9%; Slip, trip or fall at same or uneven levels and Safety 2018—43% Types of injury by contractors: Another kind of accident—6%; Contact with moving machinery or something being machined—14%; Fall from height—12%; Hit against something ?xed or stationary—6%; Hit by moving, ?ying or falling object—18%; Incidents involving moving vehicles—16%; Injured whilst handling, lifting or carrying—8%; Slip, trip or fall at same or uneven levels—10%; Trapped by something collapsing—2% 403-10 Work-related ill health Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. This includes but is not limited to Cemex Global Health and Safety Standards Training and education 3-3 Management of material topics. p. 40—Building a Better Workforce Experience GRI 3: Material Topics 2021 p. 219-220—Priorities for Our Stakeholders and Cemex GRI 404: Training and Education 404-1 Average hours of training per year per p. 210—Non-?nancial information, Employee training by 4.3, 4.4, 4.5, 5.1, 6 employee gender (average hours/year) 8.2, 8.5, 10.3 2016 p. 210—Non-?nancial information, Employee training by position (average hours/year) CEMEX 2022 INTEGRATED REPORT 237

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 404-2 Programs for upgrading employee skills p. 53—Cemex University: Capabilities That Drive 8.2, 8.5 and transition assistance programs Critical Business Outcomes Transition assistance programs are managed At Cemex we support our people in achieving their full and implemented at the local level and are potential by providing a comprehensive development offering subjected to local regulations including Health and Safety, Building Commercial Capabilities, and Leadership Development. Cemex development philosophy considers experiences as a cornerstone supported by coaching and traditional learning programs. We have shared responsibility for development, the individual GRI 404: Training and Education commitment to meet development objectives plus feedback 2016 and coaching provided from our supervisors and colleagues is considered key for our professional and personal growth. 404-3 Percentage of employees receiving Online executives and employees have access to our Information by gender or employee category 5.1, 8.5, 10.3 6 regular performance and career Institutional Tool of Performance and Career development is not permitted in some countries where we development reviews reviews. 88% received performance feedback in 2021. operate. Other employees and operators also receive regular performance and career development reviews but are not registered in a global tool; in these cases, managers are responsible for holding feedback and performance review sessions. Diversity and equal opportunity 3-3 Management of material topics p. 219-220—Priorities for Our Stakeholders and Cemex p. 108—ETHOSline GRI 3: Material Topics 2021 p. 75—Our Commitment to Respect Human Rights? Cemex Human Rights Policy 405-1 Diversity of governance bodies and p. 99—Governance: Sustainability, Climate Action, Social Impact, and Diversity Committee 5.5, 8.5 6 employees p. 209-210 – Non-financial information, Our people p. 57—DEI Governance at Cemex GRI 405: Diversity and Equal Opportunity 2016 The Board of Directors (highest governance body) has 12 members, 8.33% are women. The Executive Committee is composed of 11 members, 10 of whom are male; 2 are 40-50 years old and 9 are over 50; 6 are from Mexico, 3 from Spain and 2 from the United States 405-2 Ratio of basic salary and remuneration of p. 209—Non-?nancial information, Women to men remuneration ratio by region 8.5, 10.3 6 GRI 405: Diversity and Equal women to men p. 209—Non-?nancial information, Women to men remuneration ratio by position Opportunity 2016 These calculations include all countries where Cemex operates. Non-discrimination 3-3 Management of material topics p. 219-220—Priorities for Our Stakeholders and Cemex p. 56-58—Embracing Diversity, Equity and Inclusion p. 108—ETHOSline GRI 3: Material Topics 2021 p. 75—Respect Human Rights? Code of Ethics and Business Conduct? Cemex Human Rights Policy CEMEX 2022 INTEGRATED REPORT 238

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 406-1 Incidents of discrimination and corrective p. 108—ETHOSline 5.1, 8.8 6 actions taken ETHOS instances received 30 reports related to discrimination. Three of the discrimination-related reports GRI 406: Non-discrimination 2016 received remained in process as of the end of 2022. For seven of the reports we were able to con?rm that discrimination occurred, and 20 other accusations were false. In all the reports received, measures are implemented and monitored by local ethics committees comprising high level executives from the local business unit. Freedom of association and collective bargaining 3-3 Management of material topics p. 219-220—Stakeholder Engagement – Our Materiality Matrix GRI 3: Material Topics 2021 p. 75—Respect Human Rights? Cemex Human Rights Policy 407-1 Operations and suppliers in which the No material risks to freedom of association or collective bargaining were identi?ed. 8.8 3 right to freedom of association and p. 110—Non-?nancial Information—Employees covered by a collective bargaining agreement by region (%) GRI 407: Freedom of Association collective bargaining may be at risk and Collective Bargaining 2016 ? Code of Conduct when doing Business with Us? Sourcing Approach Supplier social assessment 3-3 Management of material topics. p. 71-74—Responsible Sourcing GRI 3: Material Topics 2021? Code of Conduct when doing Business with Us? Sourcing Approach 414-1 New suppliers that were screened using p. 71-74—Responsible Sourcing 5.2, 8.8, 16.1 2, 6 social criteria? Code of Conduct when doing Business with Us GRI 414: Supplier Social Our Code of Conduct When Doing Business with Us, takes into account issues like environmental and 414-2 Negative social impacts in the supply 5.2, 8.8, 16.1 2 Assessment 2016 biodiversity engagement, ensuring basic labor conditions and promoting Health and Safety as a high priority, chain and actions taken Strengthening Human Rights, and Enhancing Diversity and Equality. Additionally, we have local initiatives to assess suppliers in each country. Customer health and safety 3-3 Management of material topics. p. 219-220—Stakeholder Engagement – Our Materiality Matrix H&S is considered in every phase of product development, from design to disposal. We are committed to GRI 3: Material Topics 2021 abiding by all applicable legislation and H&S requirements when designing our products and have developed Material Safety Data Sheets that describe potential hazards and precautions to take when handling each of our products. Proud of our work, we promote a strong H&S culture. 416-1 Assessment of the health and safety The H&S topics of all of our products are considered at all life cycle stages. We strive to consistently ensure impacts of product and service categories that our products are safe to transport, store, handle, use and dispose of. However, some products may carry risks to people’s H&S if the proper precautions are not taken. To prevent such risks, we have compiled a range GRI 416: Customer Health and of product safety sheets which outline any main hazards and precautions that should be taken. For more Safety 2016 information, local sales offices should be contacted 416-2 Incidents of non-compliance concerning Grievances: Any relevant ?nes or non-compliance cases are included in: 16.3 the health and safety impacts of products p. 196—Notes to the consolidated ?nancial statements: 25) Legal proceedings and services CEMEX 2022 INTEGRATED REPORT 239

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI CONTENT INDEX APPENDIX: NON-MATERIAL DISCLOSURES We have classified the material issues into three categories: high, higher, and highest materiality. Cemex’s 2022 Integrated Report focuses on higher and highest classifications. The following, although non-material, are reported in order to complement the issues presented in our Materiality Matrix and as part of our commitment to transparency. To see more information about our Materiality Analysis, go to pages 219-220. GRI STANDARD DISCLOSURE EXPLANATION SDG LINK UNCG Tax 3-3 Management of material topics. p. 219-222—Stakeholder Engagement – Our Materiality Matrix and How we Engage with our GRI 3: Material Topics 2021 Stakeholders 207-1 Approach to tax. p. 87—Other information 207-2 Tax governance, control, and risk p. 98-99—Board Committees management. GRI 207: Tax 2019 207-3 Stakeholder engagement and p. 219-220—Stakeholder Engagement – Our Materiality Matrix management of concerns related to tax. p. 221-222 – Stakeholder Engagement – How we Engage with our Stakeholders 207-4 Country-by-country reporting. The tax reporting country-by-country is subject to confidentiality constraints. Child labor 3-3 Management of material topics. p. 108—ETHOSline p. 75—Respect Human Rights GRI 3: Material Topics 2021 ? Code of Ethics and Business Conduct? Cemex Human Rights Policy 408-1 Operations and suppliers at signi?cant No risks of this kind were identi?ed. At Cemex we are strongly committed to protecting and 8.7, 16.2 5 risk for incidents of child labor respecting the rules regarding child labor in every country we operate. Our company policy is to only hire people who are 18 or older. Our selection and hiring process requires the presentation GRI 408: Child Labor 2016 of government-issued identification, as well as a rigorous investigation of the person’s information. This process also extends to our contracted labor suppliers. Only in Brazil, it is obliged by law to hire minors for a learning program carried out by the government CEMEX 2022 INTEGRATED REPORT 240

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE EXPLANATION SDG LINK UNCG Forced or compulsory labor 3-3 Management of material topics p. 219-220—Stakeholder Engagement – Our Materiality Matrix p. 108—ETHOSline p. 75—Respect Human Rights GRI 3: Material Topics 2021 p. 224- Scope and Boundaries of this Report ? Code of Ethics and Business Conduct? Cemex Human Rights Policy 409-1 Operations and suppliers at signi?cant In Cemex, no one is forced to perform hazardous tasks against their will or tasks that are 8.7 4 risk for incidents of forced or compulsory detrimental to their health or well-being. We strive for our operations in every country to comply GRI 409: Forced or Compulsory labor with the local laws and we take measures to prevent workers from falling into debt bondage Labor 2016 through company loans. All our employees are free to leave the company anytime and we do not offer any bene?t used as a leverage to force labor Security practices 3-3 Management of material topics p. 221-222 – Stakeholder Engagement – How we Engage with our Stakeholders GRI 3: Material Topics 2021 p. 108—ETHOSline p. 75—Respect Human Rights 410-1 Security personnel trained in human Training sessions were conducted with employees regarding policies and procedures related to 16.1 1 rights policies or procedures human rights, harassment and Code of Ethics. Part of this training goes to security personnel GRI 410: Security Practices 2016 as we do not differentiate per type of employee while implementing our Human Rights training program. Rights of indigenous peoples 3-3 Management of material topics. p. 108—ETHOSline GRI 3: Material Topics 2021 p. 75—Respect Human Rights? Cemex Human Rights Policy GRI 411: Rights of Indigenous 411-1 Incidents of violations involving rights of We are not aware that any violations involving rights of indigenous people have taken place in 2.3 1 Peoples 2016 indigenous peoples our operations. Local communities 3-3 Management of material topics. p. 219-222—Stakeholder Engagement GRI 3: Material Topics 2021 413-1 Operations with local community p. 211—Non-?nancial information: Social Impact engagement, impact assessments, and development programs GRI 413: Local Communities 2016 413-2 Operations with signi?cant actual and The company has not identi?ed any operation with signi?cant actual and potential negative potential negative impacts on local impacts on local communities during the reporting year. communities Public policy 3-3 Management of material topics. Code of Ethics – p.31—Political Contributions and activities GRI 3: Material Topics 2021 ? Code of Ethics and Business Conduct 415-1 Political contributions Financial and/or in-kind contributions to political parties, candidates proposed for election, 16.5 10 GRI 415: Public Policy 2016 public officials and/or related institutions are to be made in accordance with applicable laws and company policies. CEMEX 2022 INTEGRATED REPORT 241

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE EXPLANATION SDG LINK UNCG Marketing and labeling GRI 3: Material Topics 2021 3-3 Management of material topics. p. 219-222—Stakeholder Engagement 417-1 Requirements for product and service At a local level, we make available to all our customers key information about our products, 12.8 information and labeling including key features, applications, safety precautions, information on how to use and store GRI 417: Marketing and Labeling them, components, contents, and other information. 2016 The great majority of our products are sold in bulk without labeling or packaging. 417-2 Incidents of non-compliance concerning The company has not identi?ed any material non-compliance with regulations and voluntary 16.3 product and service information and codes during the reporting year. labeling 417-3 Incidents of non-compliance concerning The company has not identi?ed any material with regulations and voluntary codes during the 16.3 marketing communications reporting year. Customer privacy GRI 3: Material Topics 2021 3-3 Management of material topics. p. 61-64—Delivering a Superior Customer Experience 418-1 Substantiated complaints concerning The company has not identi?ed any substantiated complaint during the reporting year. GRI 418: Customer Privacy 2016 breaches of customer privacy and losses of customer data CEMEX 2022 INTEGRATED REPORT 242

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G SUSTAINABILITY ACCOUNTING STANDARDS BOARD—CONTENT INDEX In 2019, we started reporting aligned to the Sustainability Accounting Standard Board (SASB) for the applicable industry-speci?c requirements. CM – Construction Materials Industry Standard SASB CODE DEFINITIONS UNITS REFERENCE EM-CM-000.A Production by major product line Metric ton p. 3—CEMEX at a Glance GREENHOUSE GAS EMISSIONS EM-CM-110a.1. Gross global Scope 1 emissions, Metric tons (t) CO?-e p. 23—Cemex Accelerated Roadmap Goals Toward Net-Zero p. 211—Non-Financial Information EM-CM-110a.1. Percentage covered under emissions-limiting regulations Percentage (%) p. 224—Scope and Boundaries of this report EM-CM-110a.2. Discussion of long-term and short-term strategy or plan to manage n/a p. 19-39—Future in Action Scope 1 emissions, emissions reduction targets, and an analysis of p. 211—Non-Financial Information performance against those targets AIR QUALITY EM-CM-120a.1. Air emissions: NOx, SOx, particulate matter (PM10) ton/year p. 212—Non-Financial Information p. 40-41 Air Quality and Environmental Management ENERGY MANAGEMENT EM-CM-130a.1. Total energy consumed GWh p. 22-27 Decarbonizing our operations p. 211-212—Non-Financial Information Percentage grid electricity Percentage (%) Percentage alternative Percentage (%) p. 211-212—Non-Financial Information Percentage renewable Percentage (%) CEMEX 2022 INTEGRATED REPORT 243

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G SASB CODE DEFINITIONS UNITS REFERENCE WATER MANAGEMENT EM-CM-140a.1. Total fresh water withdrawn Million m3 Percentage recycled Percentage (%) p. 212-213—Non-Financial Information p. 34-35—Water and Biodiversity Percentage in regions with High or Extremely High Baseline Water Percentage (%) Stress WASTE MANAGEMENT EM-CM-150a.1. Amount of waste generated Thousand tons p. 212—Non-Financial Information Percentage hazardous Percentage (%) p. 28-29 Circular Economy Percentage recycled Percentage (%) BIODIVERSITY IMPACTS EM-CM-160a.1., Description of environmental management policies and practices for n/a active sites p. 30-34—Water and Biodiversity EM-CM-160a.2. Terrestrial acreage disturbed n/a p. 213—Non-Financial Information Percentage of impacted area restored Percentage (%) WORKFORCE HEALTH & SAFETY EM-CM-320a.1. Total recordable incident rate (TRIR) Rate p. 43-47—Our Health and Safety Commitment p. 209—Non-Financial Information PRODUCT INNOVATION EM-CM-410a.1. Percentage of products that qualify for credits in sustainable building Percentage (%) design and construction certi?cations p. 20-21—Sustainable products and solutions EM-CM-410a.2. Total addressable market and share of market for products that Percentage (%) p. 211—Non-Financial Information reduce energy, water, and/or material impacts during usage and/or production CM – Construction Materials Industry Standard CEMEX 2022 INTEGRATED REPORT 244

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURE RESPONSE (TCFD) Governance The board-level Sustainability, Climate Action, Social Impact and Diversity Committee2 Disclose the organization’s governance around climate-related risks and opportunities. responsibilities are: a) Describe the board’s oversight of climate-related risks and opportunities. ?Ensuring sustainable development is embedded in our strategy. Our Board of Directors is ultimately responsible for supervising the overall operation of our ?Supporting our Board of Directors in fulfilling its responsibility to shareholders regard-company and is composed of qualified executives who provide appropriate oversight. ing our company’s sustainable growth. ?Evaluating the effectiveness of sustainability programs and initiatives with respect to our Chaired by Rogelio Zambrano, our Board of Directors consists of 12 directors, 9 of whom qual- 2030 and 2050 targets. ify as independent directors according to criteria speci?ed under Mexican Securities Markets Law1. During 2022, our board met ?ve times to report on a wide range of relevant issues, ?Assisting our Chief Executive Officer and senior management team regarding the strategic including sustainability-related concerns and ?nancial strategy, with a board meeting atten- direction on sustainability. dance of 100%. ?Identifying the main risks concerning sustainability-related matters and overseeing mitigating actions. Our Board Committees2 include the Corporate Practices and Finance Committee, the Audit Committee, and the Sustainability, Climate Action, Social Impact and Diversity Committee, The President of the Sustainability, Climate Action, Social Impact and Diversity Committee formerly named the Sustainability Committee. (formerly, the Sustainability Committee) is the primary responsible for the oversight of the Climate Action Strategy in Cemex and is an independent member of our Board of Directors. The Sustainability, Climate Action, Social Impact and Diversity Committee provides board- As a public company in Mexico and in the U.S., on March 26, 2020, Cemex, S.A.B. de C.V. level oversight on Climate Action and CO2 Management Strategy. The members of the held an ordinary general shareholders’ meeting in which the shareholders for the first time Sustainability, Climate Action, Social Impact and Diversity Committee are appointed by our approved the appointment of the members of the Sustainability, Climate Action, Social Impact shareholders. The Committee comprised by four members of the Board of Directors, meets and Diversity Committee; that is, we have elevated the appointment of the members to be four times a year, and is normally briefed by the Executive Vice President for Sustainability, made at the shareholder level instead of at the Board of Directors’ level. The responsibilities of Commercial and Operations Development and the Global Sustainability Vice-president. These the Committee President are set forth in the Committee role; examples of the type of deci-briefings include in-depth reviews of previously defined topics as well as unforeseen recent sions the President makes are the implementation of Cemex’s Future in Action program and developments that are considered material enough to be brought to the Board’s attention Reduction Roadmap initiatives site by site. the revision and resources assurance of the CO2 or that require guidance from the Sustainability, Climate Action, Social Impact and Diversity Committee. During 2022, the Committee met four times with a meeting attendance of 94%. Our Future in Action program is our plan going forward that focuses on achieving sustainable excellence through climate action, circularity, and natural resource management 1 As of December 31, 2022 with the primary objective of becoming a net-zero CO2 company. As part of this program, 2 For more information about these Board-Level Committees, please refer to page 98 in our 2022 Integrated Report. CEMEX 2022 INTEGRATED REPORT 245

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Cemex is leveraging on the CO2 Reduction Roadmap, developed and launched across all b) Describe management’s role in assessing and managing climate-related risks and our cement sites to model and assess the carbon mitigation potential that can be seized opportunities. from each installation considering different factors. In 2022, Cemex validated its 2050 net-zero CO2 roadmap and its 2030 decarbonization goals under the Science-Based Targets At the executive level, our CEO and members of our Executive Committee (ExCo) oversee the initiative’s (SBTi) recently announced 1.5şC Scenario, becoming one of the first companies day-to-day operation of our company. They develop, refine, and direct the implementation in the industry to do so. of our business strategy. Through the Climate Council biweekly meetings at the ExCo level, climate-related topics are presented to review progress and performance. To know more about our Future in Action program and CO2 Roadmap, please visit pages 19-39 in our 2022 Integrated Report or go to cemex.com The Executive Vice President Sustainability, Commercial, and Operations Development, reporting directly to the company CEO, is a position in the Executive Committee to oversee the In 2022, the scheduled agenda for the Sustainability, Climate Action, Social Impact and areas of Sustainability, Operations & Technology, Energy, R&D & IP Management, Health & Diversity Committee (formerly the Sustainability Committee) meetings included the following Safety, Procurement, Commercial, and Digital Marketing. climate change related topics: In coordination with the rest of the company, the areas that constitute this Vice Presidency ?Sustainability KPI’s Annual Performance, progress against our 2030 targets and improve-comprise the functions directly related to the Sustainability and Climate Change strategy of ment plan. the company and contribute to the integration and completion of all the climate-related initia- ?Global and Regional Sustainability Risks and Opportunities Agenda Update. tives and programs, for example, our Future in Action Program. ?Climate Action Strategy and environmental management. Speci?cally, the Sustainability function oversees all cross-functions of the company (all business and all departments) and directly manages sustainability topics that are embedded through-The Sustainability, Climate Action, Social Impact and Diversity Committee discussions in out the organization. Without excellent coordination of all these areas, Cemex could not prog-2022 were enriching and led to valuable outcomes related to climate change, such as: Record-breaking CO ress effectively in achieving its internal and external goals. ??2 reduction in the past two years. ?New 2030 goals that include a 47% reduction1 in CO per ton of cementitious material and The responsibilities with respect to climate change include: 2 a commitment to reach 65% consumption of clean electricity by 2030. ?Monitoring the company’s performance in terms of CO2 emissions and related KPIs. ?Science-Based Targets initiative (SBTi) validation of our 2050 net-zero CO2 roadmap and Monitoring of the company’s CO ??2 roadmap implementation and resources assurance for 2030 decarbonization goals under the 1.5ºC scenario. the execution of the reduction initiatives and presentation to the ExCo and Board for ?Scope 3 emissions targets. approval. ?Future in Action program and targets enhancement. ?Coordination of the Future in Action Program. ?Deeper analysis of ESG risks and opportunities—especially climate-related. ?Assessment of climate-related risks and opportunities (responsible for climate-related ?Water Action Plans (WAPs) in all priority sites and ?rst pilot in second priority sites. topics in integrated risk assessment) together with Enterprise Risk Management function. ?Strengthening of biodiversity conservation efforts and the development of a framework ?Climate-related targets de?nition and implementation and sustainability initiatives for to adopt a nature positive approach in our operations. approval by the Executive Committee and Board of Directors. ?Continued focus on disclosure compliance with ESG-related matters. ?Clean electricity strategy. ?Construction of major air emissions online visualization tool. ?Launch of the Green Financing Framework. 1. Compared with the 1990 baseline. CEMEX 2022 INTEGRATED REPORT 246

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G Link to remuneration Internal Carbon Pricing Cemex has established a consistent set of targets for specific net CO2 emissions (kg CO2/ Since 2020, Cemex designed a methodology to implement an internal carbon price that ton of cementitious product) at regional, national, and plant levels, and these are linked to allows the measurement of the ?financial performance in each one of our cement plants, our publicly disclosed 2025 and 2030 targets. These targets are a mandatory part of the reflecting a cost for CO2 emissions that simulates that all of our sites in the world operate performance evaluation for the CEO, Executive Committee members (regional level), Country under an emission trading system (ETS) similar to the European Union’s ETS. Every year, Managers (business unit level) and are transmitted in a top-bottom approach to the following we update the price of carbon according to the latest projection on the market price in levels across the organization. As part of this effort, all regional cement operations leaders Europe, and is used in all our business units, allowing managers to make operational and and cement plant heads, were required to assign at least 20% of their individual performance investment decisions taking into consideration the impact of CO2 emissions in their pres-results weight to their specific CO2 emissions result as part of their variable compensation. ent and future ?financial performance. Starting 2022, and to strive for progress of our 2030 target, Cemex’s institutional variable compensation plan has an impact that ranges from -10% to +10% in the total cash payout of the annual executive variable compensation of the CEO, the top senior management, and approximately 4,500 employees, eligible for executive variable compensation. During 2022, the variable compensation payment to employees was US$6.9 million. BOARD OF DIRECTORS AUDIT COMMITTEE Ultimately responsible for supervising the overall operation. Meets five CORPORATE PRACTICES AND FINANCE times a year to report on a wide range of relevant issues, including COMMITTEE sustainability-related concerns and financial strategy. SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT AND DIVERSITY COMMITTEE Oversight on Climate Action and CO2 Management Strategy, Social matters and D&I. In-depth assessments as well as CEO unforeseen recent developments considered material are Assist the Chairman to develop, refine and implement Cemex’s strategy. reviewed. EXECUTIVE COMMITTEE Climate-related progress and performance is reviewed on a monthly basis and provide feedback and adjustment if required. EVP SUSTAINABILITY, COMMERCIAL, AND OPERATIONS DEVELOPMENT This Executive Vice Presidency comprises the functions directly related to the Sustainability OTHER EVP* REGION PRESIDENTS and Climate Change strategy and contributes to the integration and completion of all the climate-related initiatives and programs. GLOBAL SUSTAINABILITY REGIONAL SUSTAINABILITY *Enterprise Risk Management included in VICE PRESIDENT COORDINATORS the Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact. CEMEX 2022 INTEGRATED REPORT 247

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G STRATEGY Cemex identi?es and quanti?es the impact of the main risks according to the ERM guidelines for risk quanti?cation which were updated in the second half of 2022. These guidelines de?ne Disclose the actual and potential impacts of climate-related risks and opportunities on the ?ve levels of ?nancial risk impact (very low, low, medium, high and very high). “High and very organization’s businesses, strategy, and financial planning where such information is material. high” impacts are de?ned as follows: a) Describe the climate-related risks and opportunities the organization has identi?ed over the ?‘High impact’: affects between 4% and 6% of global EBITDA, and ‘Very high impact’ affects short, medium, and long term. more than 6% of global EBITDA. These risk impact levels are also de?ned for our business units based on the EBITDA or OFC each business unit generates in relation to Cemex’s Cemex’s definition of short-, medium-, and long-term horizons is as follows3: global EBITDA; ?The ERM guidelines also define what a ‘high and very high’ risk impact means for other SHORT-TERM MEDIUM-TERM LONG TERM types of impacts (different to ?nancial impact) like health & safety, operational, reputational, STRATEGY STRATEGY STRATEGY legal & compliance, among others strategic impact dimensions; 0-3 years, 3-6 years, 6-35 years, based on our 2025 strategy based on our 2030 strategy from 2030 onwards ?Affects a whole Region, regardless of its ?nancial or strategic impact; or ?As per shareholder or Executive Committee request. As part of our risk identi?cation process, we evaluate their signi?cance to be included in our risk type assessment. The following is a brief description of some of the main short, medium, and long-term risk types faced by Cemex and mitigation strategies: TIME- RISK TYPE DESCRIPTION EXAMPLE HORIZON RESPONSE / MITIGATION EFFORTS TRANSITION RISKS Current Short Several Cemex operations are currently subject to climate Carbon tax on just liquid and gas (coal and petcoke are regulation change-related legislation, including emissions trading sys- excluded) fossil fuels in Colombia is already impacting our ??Cemex has updated and publicly announced tems (European Union, Mexico and California) and taxes (e.g., operational cost, mainly related to transport. The same hap- its 2030 target of a 47% reduction in CO2 Colombia, Mexico). Given the signi?cant implications that pens with the current regulation in Mexico, where all fossil per ton of cementitious material, for which it even small changes to e.g., free allocation to our operations fuels, excluding Natural Gas, are taxed, so this taxation is developed a CO2 roadmap including speci?c or overall scarcity of allowances can have, it is paramount for directly impacting our operational cost. reduction initiatives for each cement site Cemex to follow closely current developments and update and identifying the resources (CAPEX) and our risk adjustment and strategy accordingly. calendar for their implementation. Our 2050 net-zero CO2 roadmap and its 2030 decar- Emerging Short Cemex fully supports the implementation of the Paris The trial period for the new Emissions Trading System (ETS) bonization goals have been validated under regulation Agreement and collaborates with governments worldwide to in Mexico has started with a planned duration of three years, the Science-Based Targets initiative’s (SBTi) 3 Please note these de?ne and implement Nationally Determined Contributions and it could have a noticeable impact on our operations. de?nitions of short, recently announced 1.5ºC Scenario. (NDCs). On a quarterly basis, the Cemex “CO2 Regulation We are in close collaboration with governments through medium and long- Focus Group”, comprised of Public Affairs, Operations, and CANACEM (Mexican Cement Association) on the revision ??Each region monitors monthly its site-by-site term only apply to this of the new ETS regulation during its trial period. The same Sustainability members in each region, shares the insights plan to strive to comply with its implementa-exercise, particularly our assessment of from this collaboration with governments and identi?es any exercise was done for all countries in our SCA&C region; tion and resources allocation. climate-related risks risk in emerging regulations carbon tax regulation vs. ETS has been analyzed in terms of and opportunities, and emissions and economic impact of each scenario, and we should not be used for evaluate the impact of the potential ETS implementation in interpreting any other Colombia in the next 2-years. Cemex communication. CEMEX 2022 INTEGRATED REPORT 248

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G TIME- RISK TYPE DESCRIPTION EXAMPLE HORIZON RESPONSE / MITIGATION EFFORTS TRANSITION RISKS Legal Short Although we are currently not subject to any climate Water scarcity in some areas where we operate is one change-related litigation, the increasing attention and com- example of how the legal proceedings and regulatory mat- ??Cemex’s fourth core business, Urbanization mitment of governments to comply with NDC could evolve in ters are included in the quarterly revision. The control from Solutions, also plays a key role in climate-re-more robust legislation and compliance surveillance, meaning the legal perspective is the strict compliance of each water lated risks mitigation by aiming to generate an increase in litigation or penalties risk. Cemex Central Legal withdrawal permit to avoid any disturbance in the water sustainable alternatives for metropolises department is monitoring on a quarterly basis all “Regulatory layer and a potential legal action derived from it. growth, provide the market with high-effi-Matters and Legal Proceedings” applicable to our company, cient building solutions, and promote circular including all those related to climate change. economy through enhanced waste manage-Reputation Short Currently, the key reputation risks are related to our inves- An example of this kind of reputation risk is “the percep- ment schemes for cities. tors, but in the future, it cannot be ruled out that also tion” the markets could have of the cement sector, as it is Early detection, development, and commer- 2 ??customers will increasingly base their purchasing decisions seen as a big contributor to CO global emissions, so this cialization and/ or partnership with disruptive on our reputation. Cemex is in constant exchange with its could affect our sales (risk) but also create some oppor-stakeholders to understand their views and expectations. tunities (e.g. need to extend the new low carbon products and revolutionary construction projects or This risk is monitored on a regular and coordinated basis by portfolio). We are monitoring this potential risk, by having a companies through Cemex Ventures. the Social Impact, Public Affairs, Sustainability, and Investor constant communication with our customers, and con- ??As the development of emerging technol-Relations areas. The most important channels in the context stantly reviewing the media for potential negative news. ogies is key to meeting our 2050 carbon of climate change are: Additionally, we are actively participating in the cement neutrality ambition for concrete, the role that • Regular stakeholder surveys evaluating our image and associations of the locations where we operate. Cemex plays in different research consor-materiality matrix. • Dialogue with the investment community (e.g., institutional tiums and partnerships, together with the investors, ?nancial and sustainability analysts). outcomes of new-technologies mapping, are • Review of external reports by, e.g., NGOs, authorities, or being monitored on a monthly basis by the media. Cemex Climate Council. This taskforce is a multidisciplinary group with the participation Market Medium The main impact on markets is likely to happen via regula- The low-carbon product demand trend is closely monitored of Sustainability, Operations and Technology, tion. The impact of market developments that are not driven by our commercial department and our R&D in constant R&D, Energy, Supply Chain, and Cemex by regulation is likely to be rather small in the short term, research of innovative solutions. Also, it is assessed and and changes are expected to occur very slowly. Nonetheless, crossed to adapt our facilities to the expected demand (e.g., Ventures. Cemex has identi?ed this as a key topic in the medium run lightweight concrete, ?ber reinforced concrete) and linked to ??Cemex’s R&D is continuously enhancing our as it has the potential to reshape the industry and is inte- building solutions obligations imposed by regulations (e.g., solutions portfolio based on the increas-grating it into its CO2 strategy. Types of market trends that adaptation of existing buildings to energy efficiency obliga- ing demand for more sustainable products. are likely to become relevant in the medium term include tions in a local/country basis). A recent example is Vertua®, a family of demand for low-carbon products or products for better products with sustainable attributes that energy efficiency of buildings, as it is now being pursued, for instance, in the EU Taxonomy. Low carbon products or started with a range of concrete with a low high-efficiency products demand is closely monitored by our or neutral CO2 footprint launched in 2020 and commercial department and our R&D in constant research of extended to all Cemex geographies in 2021. innovative solutions. CEMEX 2022 INTEGRATED REPORT 249

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G TIME- RISK TYPE DESCRIPTION EXAMPLE HORIZON RESPONSE / MITIGATION EFFORTS TRANSITION RISKS Technology Long Technology is a key lever for Cemex to becoming a net-zero Cemex is involved in the design and development stage CO2 company by 2050. Cemex has an R&D department of EU-funded projects like LEILAC project, ABSALT, ??To mitigate reputational risk, Cemex is actively evaluating and assessing new climate-change technologies CO2OLHEAT, and eCOCO2, among others, and California involved in industry associations, including the (proprietary or external) and a dedicated multidisciplinary and Texas plants were granted with two DOE funds to Global Cement and Concrete Association (GCCA), team to evaluate new technologies in the market. Some of execute a feasibility study on Carbon Capture, one with from which concrete is promoted as a suitable the R&D includes new products such as low-CO2 clinker and membranes and other one with amines. building material to cope with climate change. We new technologies projects on Carbon Capture. Cemex usually believe that concrete can play plays a critical role works under the H2020 EU scheme and new EU Innovation in making cities sustainable and resilient, as it is Fund, and is also collaborating with NPC in the U.S. in Carbon the most durable and disaster-resistant among all Capture, Utilization and Storage (CCUS) technologies, which can help us to manage transition risks. The technology is construction materials. considered a risk in some installations where not imple- ??To mitigate acute physical risks, Cemex has menting new technologies could result in a non-pro?table a Business Continuity & Crisis Management operation. (BC&CM) program that is a fundamental part of the Enterprise Risk Management ERM system. BC&CM’s protocols have shown to be key to PHYSICAL RISKS respond to unexpected and operational risks Acute Short The assessment of acute physical climate risks, mainly Our Business Continuity & Crisis Management (BC&CM) with potential to disrupt business continuity. The physical extreme weather events such as tropical cyclones, is a con- program part of the ERM system, includes trainings, proto- program enables proactive and effective risk stant task in our Enterprise Risk Management (ERM) system. cols, and drills to protect our people, our surroundings, and management response during a disruptive event This includes both the updating of local emergency plans as our operations by assisting business units (BUs) in safeguarding well as the collaboration with the insurer to understand the life, acting responsibly, and recovering business The program enables proactive and effective risk man-potential changes in insured risks. promptly, and therefore, reduce aiming to reduce agement response during a disruptive event by assisting recovery time, cost of disruptions, legal and business units. ?nancial exposures and ultimately, turn crisis into All areas with natural-disaster high occurrence probability opportunities. are identi?ed, and the impacts are assessed in terms of production losses and reconstruction cost. ??To mitigate the impact of the water stress risk, we executed a detailed assessment in all our Chronic Medium Cemex operates a number of terminals and also plants To assess the impact of the water scarcity chronic physical sites to identify potential water scarcity using the physical directly on the coast, where chronic physical risks such as risk, we evaluate the cost increase associated to other World Resources Institute Aqueduct tools. Based rising sea levels could impact our operations continuity, so water sources or production losses. this physical risk could become a medium-term problem for on the resulting map, we have set a 2030 target the company. Another example of chronic physical risk being to implement a Water Action Plan (WAP) in all monitored is the water scarcity in the areas where we oper- those priority sites where high-risk water stress ate, to strive for the operation continuity. was identi?ed. Additionally, we developed water stress scenarios mapping for 2030 and 2040, and during 2021 we implemented 2030 targets for freshwater withdrawals reduction in our cement, aggregates and ready-mix businesses. CEMEX 2022 INTEGRATED REPORT 250

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G After evaluating the different types of risks and opportunities, we perform a prioritization process according to their potential ?nancial impact. In the following tables we provide a more detailed description of some of these speci?c risks and opportunities. CLIMATE-RELATED RISKS DESCRIPTION RISK TYPE: Current regulation Cemex supports carbon pricing, particularly in the form of cap-and-trade, as the most effective and efficient means to combat climate change. PRIMARY CLIMATE-RELATED RISK DRIVER: Carbon pricing However, it is essential that a pricing system is well designed, maintaining fair competition preserving both the industry and the climate effects if mechanisms a carbon-leakage occurs; competition does not refer only to regulated and unregulated geographies, but also among potential substitute products (e.g., concrete vs. asphalt, timber or steel). Cemex evaluates the risk of the transition to a carbon pricing regulation in those countries with a reg-TIME HORIZON: Short-term ulation already in place that could possibly evolve to a next phase/taxation scheme or those with an announced new regulation in the short-term. MAGNITUDE OF IMPACT: High The facilities are (1) California (one cement plant within the scope) with a CCA carbon price average (2022-2030) of 45 USD/t. (2) All EU cement Operations (EUA 2022: 81.2 EUR/t—EUA 2030: 142 EUR/t—2050: 200 EUR/t; UKA 2022: 79.1 GBP/ton—2030 and 2050 aligned with EUA prices). (3) PRIMARY POTENTIAL FINANCIAL IMPACT: Increased 2 Colombia: tax on liquid and gas fossil fuels (Carbon tax Colombia 2022: 18,829 COP/ ton of CO contained in liquid and gas fuels (e.g., gasoline: 169 direct costs LIKELIHOOD: Likely COP/gallon). (4) Mexico: tax on fossil fuels in place (Petcoke tax 2022: 21.8784 MXN/petcoke ton; 2023: 23.5827 MXN/petcoke ton) (). (5) Other geographies are monitored quarterly in the “CO2 Regulation focus Group” meetings to determine their middle-term impact. To mitigate the impact of increasing the operating cost derived from strengthening the GHG (CO2) regulation and increasing the GHG pricing, in Cemex, we have our cement plant-by-plant CO2 Roadmap, which includes all the initiatives to reduce CO2 and needed to accomplish our 2030 targets. We have identi?ed, evaluated, and prioritized close to 300 initiatives to be executed during this decade. Besides, Cemex also actively participates in developing CCUS (Carbon Capture Utilization and Storage) technologies as a long-term solution in an open collaboration platform. RISK TYPE: Acute physical Increased frequency and strength of tropical cyclones (and other extreme storms) can cause direct damage to our operations. All the opera-PRIMARY CLIMATE-RELATED RISK DRIVER: Increased tions are assessed by FM Global, our global insurer, and the Cemex Technical team under the Loss-Prevention Program (LPP). Derived from this assessment, we get the “Loss Expectancies-Property Damage,” the “Loss Expectancies-Time Element,” and the “remediation cost” to eliminate or severity and frequency of extreme weather events such as mitigate the risk of physical damage due to an acute or chronic climate-related event. The “Loss Expectancies-Property Damage” evaluates the cyclones and ?oods cost of the physical damage to equipment or infrastructure. The” Loss Expectancies-Time Element” evaluates the production loss and the cost TIME HORIZON: Short-term derived from the activities to restore the original production. The Loss Expectancies are evaluated with the “total financial loss model” developed MAGNITUDE OF IMPACT. Medium-high by FM Global, which effectively calculates the true value of resilience. The probability of occurrence of these natural hazards (?ooding, windstorms) in a site is evaluated with the help of several proprietary maps of windstorm, ?ooding, and others available like seismic, wild?res, etc., built on PRIMARY POTENTIAL FINANCIAL IMPACT: Increased capital information from the NASA, Research Centers, Universities, and other governmental, local sources mainly in the U.S. Additionally, to manage the expenditures physical risks (mainly for disruptive risks) Cemex takes a structured and homogeneous approach worldwide, through our Business Continuity & LIKELIHOOD: About as likely as not Crisis Management (BC&CM), as explained above. RISK TYPE: Acute physical Increased frequency and strength of tropical cyclones (as well as other extreme storms) can also cause loss of production in our operations due to PRIMARY CLIMATE-RELATED RISK DRIVER: Increased the time to recover the plant to its original production before the event. severity and frequency of extreme weather events such as As commented above, all the operations are assessed by FM Global, our global insurer, and the Cemex Technical team to calculate the “Loss cyclones and ?oods Expectancies-Time Element” and the “remediation cost” to eliminate or mitigate the risk of production loss due to an acute or chronic climate-re-TIME HORIZON: Medium-term lated event, as extreme climate events can disrupt the supply of crucial inputs and product outputs. “The Loss Expectancies-Time Element,” MAGNITUDE OF IMPACT: Medium-high evaluated with the “total financial loss model,” provides an estimation of the loss of production together with the cost expended during the time to recover the plant to its production levels prior to the event. Additionally, we have our BC&CMs to manage physical risks. PRIMARY POTENTIAL FINANCIAL IMPACT: Decreased revenues due to reduced production capacity LIKELIHOOD: About as likely as not CEMEX 2022 INTEGRATED REPORT 251

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CLIMATE-RELATED OPPORTUNITIES DESCRIPTION OPPORTUNITY TYPE: Products and services Cemex believes that concrete products, due to its versatility and robustness to build resilient infrastructure, can help combat and prevent the PRIMARY CLIMATE-RELATED OPPORTUNITY DRIVER: detrimental consequences of climate change by protecting people, property, and the environment, by providing the level of climate-proo?ng that could become mandatory as national building codes are revised to cope with more extreme weather events. Additionally, in the Net-Zero by 2050 Development of new products or services through R&D and published by IEA, they recognized that when economies are developing, per capita cement and other materials demand tends to rise; during the innovation last two decades, cement growth its demand by 2.4 -times in response to global economic and population expansion. They also mention that an TIME HORIZON: Short-term increase in demand is foreseen for cement as it is required to build additional transport infrastructure (roads, cycles, cars, and trucks) and energy MAGNITUDE OF IMPACT: Medium infrastructure, e.g., power plants and wind turbines to adapt to new net-zero CO2 Scenarios. As Cemex has a high presence in markets in developing countries (South-Central America and the Caribbean, Mexico, Philippines, Egypt…), it is likely that the demand for concrete products increases PRIMARY POTENTIAL FINANCIAL IMPACT: Increased revenues ?rst to attend the societal growth needs and then due to the need of adapting buildings and infrastructure to expected climate change effects, resulting from increased demand for products and services mainly in those geographies most exposed to extreme weather events, in our speci?c case Southern U.S., Latin America, and South-East Asia. LIKELIHOOD: Likely The strategy to realize the opportunity for increasing the concrete demand to respond to societal needs quickly and affordably is to promote the bene?t of innovative products and technologies. Through Urbanization Solutions, Cemex capitalizes on its expertise in building materials to offer complementary solutions to solve the most pressing societal needs: resilient buildings and infrastructure appropriate for disaster relief, energy efficiency, and affordability. OPPORTUNITY TYPE: Products and services Several studies have concluded that buildings are responsible for around 40% of global energy consumption and a similar percentage of GHG PRIMARY CLIMATE-RELATED OPPORTUNITY DRIVER: emissions. Therefore, it is crucial that the energy efficiency of buildings be improved, and the most likely way to achieve this is via more stringent Development and/or expansion of low emission goods and energy efficiency standards for buildings. This could open several opportunities for Cemex: services ??Significantly lowering the total energy consumption of buildings and helping to design the “sustainable cities of the future” could most likely require TIME HORIZON: Short-Medium term an increased replacement or refurbishment of existing buildings, which means more construction activity. MAGNITUDE OF IMPACT: High ??It is widely recognized that concrete’s thermal properties make it an excellent structural material for energy-efficient buildings in both cold and hot PRIMARY POTENTIAL FINANCIAL IMPACT: Increased revenues climates, implying that the consumption of concrete per unit is likely to increase under more stringent efficiency standards. through access to new and emerging markets ??More stringent building codes are likely to foster the development of new materials and constructive solutions; this could give innovative com-LIKELIHOOD: Likely panies like Cemex a competitive edge and could allow for higher margins on these already existing and new higher performance products being developed. Cemex has also seen an increase in the demand for low-carbon products across different regions, as is the case of Vertua® lower carbon family of products, and other products with other sustainable attributes, like energy efficiency, water conservation, recycled materials and design optimization. CEMEX 2022 INTEGRATED REPORT 252

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CLIMATE-RELATED OPPORTUNITIES DESCRIPTION OPPORTUNITY TYPE: Energy source Both the environment and Cemex’s revenues can benefit from co-processing if the right waste management regulation is in place. It could enable PRIMARY CLIMATE-RELATED OPPORTUNITY DRIVER: the development of a pro?table waste management business by, for instance, imposing taxes and bans on land?lls. This could lead to an increase Use of lower-emission sources of energy in the availability of alternative fuels at a lower cost and reduce CO2 emissions. The bene?ts of co-processing (switching from conventional fossil TIME HORIZON: Medium-Long term fuels to Alternative Fuels, mainly RDF (Refuse Derived Fuels)) are sometimes not widely understood in our areas of in?uence, especially in those regions with a lack of or low regulatory enforcement, like Latin America, Asia, and Africa and some areas in the USA, which are precisely the MAGNITUDE OF IMPACT: Medium Cemex markets that are expected to be most positively impacted, as they are the ones with more opportunity to increase the Alternative Fuels rates at a lower fuel cost. Our operations in countries like Germany, where the waste directive and the appropriate economic instruments to PRIMARY POTENTIAL FINANCIAL IMPACT: develop pro?table waste management business are fully in place, reach year over year alternative fuel substitution rates of 75%-80%, while Cemex Reduced direct costs 2022 average was 35%. To realize the opportunity to increase the use of lower-emissions sources of energy in our kilns, Cemex launched Regenera, LIKELIHOOD: Very likely a new business unit focused on circularity services. Regenera offers waste management solutions to private and public sectors, which include the reception, management, recycling, and coprocessing of different kinds of waste. The subsequent integration of processed waste into the cement and concrete manufacturing processes decreases the need for natural raw materials and fossil fuels for cement production. Additionally, we have other lines of action: (1) Contact the Local/Regional/National administrations to promote the implementation of the proper regulation. (2) We also promote co-processing in our communities and with our main stakeholders. For further information related to our risks and opportunities, please refer to our CDP response, section C2. As soon as available, we expect to upload our CDP response with 2022 information to our company website. CEMEX 2022 INTEGRATED REPORT 253

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G b) Describe the impact of climate-related risks and opportunities on the organization’s busi- Supply chain and/or value chain nesses, strategy, and ?nancial planning. Climate Change plays an increasingly important role in selecting suppliers, particularly for electrical energy, impacting our short- and medium-term strategies. As a result, we have The influence by area of climate-related risks and opportunities in Cemex’s business and strat- been reducing our scope 2 emissions for more than a decade by sourcing electricity from egy is presented below, alongside some cases that exemplify situations the company faced renewable sources, getting 33% of our cement operations electricity consumption from clean and how these were solved. sources in 2022. The most prominent example was the development of the Eurus and Ventika I and II wind farms in Mexico with a combined capacity of more than 500 MW. In 2022 we Products and Services enhanced our commitment by setting a target of 65% of the electricity coming from clean Climate-related risks and mainly opportunities have already adapted our short-term strategy to energy sources in cement in 2030. Additionally, we are also working on reducing our transport commercialize products that support the low-carbon transition and value-added products globally. and logistics emissions through piloting electric vehicles into our ready-mix ?eet, using renew-Cement and concrete already provide several important characteristics for a low-carbon transition, able diesel, and implementing electromobility solutions. Please visit page 26 of our Integrated such as longevity, resistance, wide availability, etc. Nonetheless, there is still a signi?cant potential Report for more information about these efforts. for further developments to, e.g., decrease its embodied carbon, improve the insulating properties of concrete, further increase its strength, or implement smart functions to increase maintenance Cemex analyzed the cement electricity supplies in late 2018 and evaluated the intervals and technical lifetimes. As one of the industry leaders, Cemex aims to continue to be at SITUATION options to reduce our intensity and the cost-effectiveness of the alternatives. the forefront of these developments with the help of our R&D department. Our Vertua® products, In 2022, we updated our clean power target for 2030 and designed a low-carbon our lower-carbon and industry-?rst net zero concrete as well as lower-carbon cement, and other products with sustainability attributes like energy efficiency, resource efficiency, among others, TASK transition plan for scope 2. Our goal, having a 65% in clean energy consumption in were rapidly adopted by our customers across our geographies. To know more about our sustain- cement production, has been validated by SBTi. able products and solutions, please visit pages 20-21 in our 2022 Integrated Report. Cemex UK renewed its contract with Engie to supply 100% from renewable ACTION sources and Cemex Poland signed a contract to supply its operations with renewable power. Cemex observed demand for lower-carbon products mainly in Europe and other countries like Colombia. Since this contract in the UK started in late 2018, we have reduced our CO2 SITUATION emissions by over 100,000 tons/year. In June 2021, this partnership was Cemex aimed to offer a new lower-carbon range of concrete products to the RESULT extended for three more years. In Poland, the operations have reduced their TASK emissions by around 200,000 tons/year thanks to this renewable energy market. CO2 supply. In 2019, R&D developed an innovative geopolymer-based concrete achieving a footprint reduction of up to 70% compared to traditional structural concrete. The Investment in R&D new product results from intensive research, becoming the ?rst product available on the market. With the geopolymer-based concrete, Vertua® Ultra Zero, we devel- Cemex is committed to achieve net-zero CO2 emissions across the company by 2050, so the R&D ACTION investment is a key player in our short, mid and long-term strategies for all our cement and oped Vertua® Classic and Vertua® Plus, reducing the emissions by 30% and 50%, respectively. Cemex also offers the customer the compensation of the remaining concrete operations worldwide. emissions, partnering with Natural Capital Partners in Europe and getting a Carbon Neutral Product certi?cation. According to different studies, like the IEA-CSI Technology Roadmap 2018 and IEA Net-Zero by 2050, one of the major contributors to our emissions reduction to achieve carbon neutrality In early 2020 we successfully launched to the market the Vertua® lower-carbon will be the capture and storage or utilization of CO emitted from our processes. The role 2 concrete range, ?rst in France, and then we rolled it out to UK, Germany, and and relevance of Cemex’s Global R&D department is now essential, as well as the participa-Colombia. In 2022, decided to extend the scope of Vertua® to include products tion of Cemex Ventures in the research of low-carbon solutions offered by companies and RESULT and solutions developed by Cemex and with selected sustainability attributes already available in our portfolio. To this end we have set the goal of achieving start-ups, like the agreement we signed with Carbon Clean, a global leader in low-cost CO2 50% of Vertua® cement and ready-mix sales by 2025 sales. amine-based capture technology. Besides, Cemex launched in late 2019 a “CO2 Task Force” focus CEMEX 2022 INTEGRATED REPORT 254

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G group involving Operations, R&D, Sustainability, Cemex Ventures, Logistics, Energy, and regional representatives to streamline the analysis and participation in the further research. As a result, Cemex is now participating in more than 170 innovation projects and aims to build a demonstration pilot in seven of our facilities. To know more about our engagement in these innovation projects, please visit pages 35-38 in our 2022 Integrated Report. Operations Under the umbrella of our Future in Action program, Cemex elaborated a very comprehensive low carbon transition plan for a short and medium-term time horizon. We developed a detailed roadmap site by site with specific actions to achieve our 2030 Scope 1 and 2 targets by implementing different technical measures like increasing the use of Alternative Fuels, particularly biomass, upgrading inefficient technology assets like our new kiln in Poland, increasing the use of clinker substitutes or changing portfolio products to more added cements mainly in SCA&C (South-Central America and the Caribbean), Mexico and US, where the swap to Type I-L cements has been deployed during the past three years. We also adopted some organizational measures such as awareness-raising, monitoring and reporting of emissions, and extensive use of our proprietary carbon footprint tool. To reinforce this commitment, all the operations are set an annual emissions reduction goal linked to their remuneration and since 2022, and to aiming for progress of our 2030 targets, Cemex’s institutional variable compensation plan has an impact that range from -10% to +10% in the total cash payout of the annual executive variable compensation of the Chief Executive Officer, the top senior management, and approximately 4,500 employees, eligible for executive variable compensation. CEMEX 2022 INTEGRATED REPORT 255

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G Influence on different areas of financial planning: INFLUENCED FINANCIAL DESCRIPTION PLANNING ELEMENT Revenues are mainly affected by the increase in sales expected for the new resilient and low carbon products. The impact on our revenues has already been noted. However, we notice that as soon as our customers understand the magnitude and importance of having a lower carbon footprint and product life cycle assessment, the Revenues opportunity could be even more significant. Therefore, our R&D is constantly adapting our product portfolio to meet customer and society needs. To factor these opportunities into our financial planning process, we consider that this product has a medium magnitude impact. We estimate the sales increase expected annually and calculate the associated revenues. The operating cost (direct and indirect) is already being impacted by changes in regulations that increase operating production costs, mainly in European cement operations and in California. We include this operating cost increase effect within the OCF (Operating Cash Flow) forecast in the short term (5 Year Business Plan) and moreover, considering the OCF impact in the middle term by simulating the already known rules of Phase IV (in EU and California) and also the mitigation actions we are carrying Direct and indirect costs out to reduce the impact (CO2 Roadmap). Another impact in the financial planning costs is the Alternative Fuels strategy when the price lowers or is expected to lower. We find new alternative fuel opportunities in very specific areas (UK) with a 5% cost decrease compared to previous contracts. The impact of this lever is still low, and it is just affecting some EU operations (mainly UK and Poland), but we are including the potential effect in the middle term ?financial planning process (5 Year Business Plan, which is updated annually and every time a relevant change arises). Capital allocation and expenditures have an important role for all identified risks and all identified opportunities, so it is factored within our ?financial planning process with a high impact. While climate change-related risks and opportunities are relevant for all kinds of capital, the main areas where they factor into the Cemex planning process are the following: ??Financial capital: systematic consideration of costs induced by GHG regulation (e.g., taxes, the cost for purchase of allowances) in the evaluation of investment projects; general stress testing of our mid-term ?financial planning by applying an internal carbon price according to the latest projection on the market price in Europe per metric Capital allocation and expenditures ton of CO2 (average price) and a sensitivity analysis with different prices to evaluate the robustness of the investment. ??Human Capital: Increasingly stronger focus on climate change-related topics, e.g., R&D into low-carbon technologies and products; further development of climate management and related processes; investigation of the life-cycle impact of our products and services; transparent communication around the company’s carbon strategy, performance, and advantages of our products and services. ??Natural Capital: evaluation of mineral deposits for raw materials for low-carbon products; evaluation of projects to grow biomass as an alternative fuel; evaluation of carbon offset generation. All climate-related risks and opportunities are systematically integrated into the evaluation of acquisitions and divestments. The results depend on the size of the transaction but may range from low impact to be a substantial part of the overall value; as a systematic approach, the climate-related risk is always considered in our acquisition and divestment planning process, factored with a high impact magnitude. For instance, we announced the temporary closing of two operations in Spain in 2018 and one in Acquisitions and divestments the UK in 2020. One of the drivers to take this decision was the higher specific emissions of these operations, as there was a production cost increase expected there in the long term. An example of the impact is that our climate change/low carbon investment increased by more than 25%, and it is planned to increase much more in the coming years, as it is considered in our “CO2 Roadmap”. The access to capital is an opportunity that is already affecting our operations with a medium impact, and we have foreseen a potential to become a high impact risk. Investors, particularly institutional ones, increasingly consider climate-related risks and opportunities in the evaluation of their portfolios. Cemex maintains an open and transparent dialogue with all interested investors, informing them about the company’s strategy and performance. Besides, during 2022, Cemex launched the Green Access to capital Financing Framework, the first of its kind in the building materials sector and it increases the reach of the Sustainability-linked Framework, launched in 2021 and aligns our corporate sustainability commitments to our financial strategy as part of our Future in Action Program. Additionally, we get subsidies in the context of the EU “Innovation Funds” to support our new R&D technologies, and we were granted too with DOE (US) funding for innovation. 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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G c) Describe the resilience of the organization’s strategy, taking into consideration different The new scenarios included in the evaluation of our strategy resiliency are the Stated Policies climate-related scenarios, including a 2°C or lower scenario. Scenario (STEPS), the Sustainable Development Scenario, and the Net Zero emissions by 2050 Scenario (NZE). Cemex assesses the resilience of its medium and long-term climate strategy with different climate scenarios. Up to 2020, we used as reference the RCP-IPCC (RCP 6.0, RCP 4.5); the The worst-case temperature scenario is now the STEPS, which does not take it for granted 2DS (IEA-CSI Cement Low-Carbon Technology Roadmap 2018); and B2DS of the IEA-Energy that governments will reach all announced goals. Instead, it takes a granular sector-by-sector Technology Perspectives 2017 (ETP2017) climate-related scenarios. look, considering not only existing policies but also of those that are under development, like the “Fit for 55” package. The SDS and NZE are also considered to evaluate the resiliency of our In early 2021, we updated the reference scenarios to the latest ones developed by IEA, the strategy, as more restrictive transitional scenarios. World Energy Outlook 2020, and revisited them in October 2021, when the World Energy Outlook 2021 was published and the underlying assumptions on macro-drivers, policies and techno-economic inputs were adjusted. SCENARIO NAME STATED POLICIES SUSTAINABLE DEVELOPMENT NET ZERO EMISSIONS BY 2050 Short name—external reference scenario STEPS SDS NZE Temperature range (2030-2050-2100): (1.5°C—2°C—2.6°C) (1.5°C—1.7°C—1.6°C) (1.5°C—1.5°C—1.4°C) (Con?dence level: 50%) Reference temperature scenario > 2ºC Scenario/ RCP 4.51 Well Below 2°C/ RCP 2.61 Net-Zero emissions by 2050—1.5°C/ RCP 1.91 Source IEA—Energy Outlook 2021/ IPCC 5th Assessment Report1 IEA—Energy Outlook 2021/ IPCC 5th Assessment Report1 IEA—Energy Outlook 2021/ IPCC 5th Assessment Report1 RELEVANT UNDERLYING ASSUMPTIONS Different measures depending on the geography. In all geographies, policies to support increasing deployment Relies on a much more rapid pace of technology innovation EU: New Industrial Strategy and country-level spending on green of CCUS and hydrogen, to support circular economy, enhanced than has typically been achieved in the past and at a com-Industry policies and incentives to industry pilots, circular economy and hydrogen. U.S.: Investments minimum energy performance standards by 2025 for electric petitive cost. Most new clean technologies in heavy industry technology development from a Department of Energy program to decarbonize motors and mandatory energy audits. demonstrated at scale in 2030 and more than 90% of heavy manufacturing. industrial production is low emissions in 2050. LATAM: No incentives, except in Brazil. Different measures depending on the geography. EU: Country- Mandatory energy conservation building codes, including net- Universal energy access and all new buildings are zero car-level incentives for renovation and appliance upgrades, new build- zero emissions requirement for all new buildings by 2030 at the bon-ready and 85% of all buildings are zero carbon-ready in ing codes, and clean heating incentives and investment. Egypt: latest. 2050. Building sector policies minimum performance standards for incandescent lamps. U.S.: Updated minimum energy performance standards. 1 The corresponding LATAM: no building policies in place but for Argentina. RCP (Representative EU: 2030: 65 / 2040: 75 / 2050:90 Advanced economies: 2030: 120 / 2040: 170 / 2050: 200 Advanced economies: 2030: 130 / 2040: 205 / Concentration Pathways) scenarios of the IPCC Carbon price (IEA reference) USD/ton Colombia, Mexico: 2030: 15 / 2040: 20 / 2050: 30 US: Price only in Colombia and Mexico with NZ pledge: 2030: 40 / 2040: 110 2050: 250 5th Assessment Report have been used for California. 2050: 160 Developing economies: 2030:15 / 2040: 35 / 2050: 55 physical risk assess- Cement demand and demand of low CAAGR: +0.7 in 2030 and -0.2 in 2050 CAAGR: +0.7 in 2030 and -0.4 in 2050 CAAGR: -0.20 in 2030 and -0.3 in 2050 ment of each transition scenario. carbon products Lower-carbon products demand increase +0.1 Lower-carbon products demand increase +0.2 Lower-carbon products demand increase +0.5 CEMEX 2022 INTEGRATED REPORT 257

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G SCENARIO NAME STATED POLICIES SUSTAINABLE DEVELOPMENT NET ZERO EMISSIONS BY 2050 Short name—external reference scenario STEPS SDS NZE STRATEGY EFFECTIVENESS: RISKS AND OPPORTUNITIES PROBABILITY IMPACT PROBABILITY IMPACT PROBABILITY IMPACT RISKS LOW MED HIGH LOW MED HIGH LOW MED HIGH LOW MED HIGH LOW MED HIGH LOW MED HIGH Reduced market demand for higher-carbon products/ commodities Physical: Increased business interruption and damage across operations and supply chains with consequences for input costs, revenues, asset values, and insurance claims Increased input/operating costs for high carbon activities under regulated markets (even threats to securing license to operate) Risk of stranded assets: plants that cannot be easily upgraded and close to end of their lifetime OPPORTUNITIES Increased demand for energy-efficient, lower-carbon products and services New technologies available at competitive cost that disrupt markets Impact for the risk refers to the company’s exposure to the specific Access to competitive energy sources (AF cost) risk. Impact for the opportunity is the capitalization Opportunity to enhance reputation and brand value the company can have on the opportunity. The results of the analysis confirm that Cemex’s carbon strategy is in general robust. Cemex is aware that ?? In 2022, Cemex validated its 2050 net-zero CO2 roadmap and its 2030 decarbonization goals under the climate action is the biggest challenge of our times. With the Future in Action program, we remain commit- Science-Based Targets initiative’s (SBTi) recently announced 1.5şC Scenario. ted to becoming a net-zero CO2 company by 2050. We will provide greener products and services for a more ??Also, Cemex expects to continue investing in research and development to deliver innovative building sustainable and circular world. materials and solutions to build climate-smart urban projects, sustainable buildings, and climate-resilient infrastructures, while capitalizing on CX Ventures, Urbanization Solutions, and strategic partnerships. ??We will continue working to achieve 2030 target of reducing our net speci?c CO2 emissions by 47% compared to our 1990 baseline; mid-term performance validation to guarantee achievement. ??We remain committed to identifying and investing in new technologies needed to achieve our 2050 target, and it will be strengthened in the most carbon-constrained scenarios. CEMEX 2022 INTEGRATED REPORT 258

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Risk Management other countries, there is a short-term plan to implement a new carbon regulation (e.g., Mexico); and in some countries, there is no short-term risk, but a medium or long-term is a) Describe the organization’s processes for identifying and assessing climate-related risks. considered. b) Describe the organization’s processes for managing climate-related risks. 2. Risk Assessment: the ?nancial impact of the transitional risk is evaluated in terms of CO2 and cost, and the goal is to minimize this impact. c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management. 3. Risk Discussion: Cemex launched Future in Action to address climate action and has developed the cement site-by-site plan “Cemex CO2 Roadmap”, to identify and list all of Cemex’s Risk Management Process the carbon reduction initiatives speci?c for each site regardless of carbon regulation in At Cemex, identifying, assessing, discussing, mitigating, and monitoring risks and opportunities place. The plan has to be tracked, and the resources ensured for full implementation. is part of the Enterprise Risk Management (ERM) system, an integral process that considers all 4. Risk Mitigation: the result of the action is that, after the implementation of all the identi-types of potential risks and opportunities, including climate-related ones that could impact the fied initiatives, the financial impact can be significantly reduced by close to -20%. company’s strategic objectives. The Enterprise Risk Management (ERM) and the Sustainability functions have primary responsibility for conducting this process. The following is an example of how the described process is applied to a physical risk, which Our ERM system is established at country, regional and global levels following a ‘bottom-up’ is the increase of extreme storm events that can disrupt the supply of crucial inputs. and ‘top-down’ strategy that allows information flow across the organization and supports 1. Risk Identi?cation: Increased frequency and strength of tropical storms and hurricanes better and informed decision making. An Enterprise Risk & Opportunity Agenda is developed can cause a disruption in supply to our operations. The ERM function selects those operat least twice a year and it is presented the Executive Committee and the Board of Directors ations with a higher probability of an extreme event happening, based mainly on historical for its insight and approval. This agenda includes Sustainability, ESG, and climate-related risks events derived from climate change patterns. and opportunities also managed within the ERM system. A sustainability specialist focuses on regulatory and other risks (such as reputational or mar- 2. Risk Assessment: The physical risk is evaluated to identify all potential impacts that could ket), whereas physical risks related to climate change (e.g., increased probability of ?ooding, limit Cemex from achieving strategic objectives. potential interruptions of the supply chain) are covered by regional and local representatives. 3. Risk Discussion: To manage the risk, the ERM function takes a structured and homo-In addition, the Sustainability expert in the ERM network collaborates with regional and local geneous global approach by implementing a Business Continuity & Crisis Management sustainability staff to monitor and analyze corresponding developments. (BC&CM) to minimize the potential impact of a disruptive event in our businesses. Under Through its Sustainability, Climate Action, Social Impact and Diversity Committee, the Board of the scope of the BC&CM, a business recovery plan is implemented in each identi?ed site, Directors oversees and discusses in detail the climate-related risks and opportunities previ- and it enables the continuity and recovery of operations. ERM develops recovery strategies ously identi?ed in the Global Risk Agenda. These risks and opportunities are included in the for PREPSI (People, Resources, Equipment, Premises, Suppliers, and Information). The loss Sustainability Risk & Opportunity Agenda. of PREPSI is considered in two stages: operational continuity (by temporarily continuing to provide the goods or services agreed with our customers) and a return to business as The following is an example of how this process is applied to a transitional risk. One of the most usual (recovering business back to normal levels of operation). important risks identi?ed is the transition to a new or an update of the carbon regulation. 4. Risk Mitigation: The result of the implementation of BC&CMP is the reduction of the 1. Risk Identi?cation: Sustainability and ERM monitor the status of each country in regard impact of an extreme event, as we decrease the recovery time of the affected operation to carbon regulation. Different situations exist: some countries are already regulated, by, for instance, increasing the supplies inventories or identifying a backup supply. and the regulation could evolve in the short-term (e.g., European Union and California); in CEMEX 2022 INTEGRATED REPORT 259

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G The Risk Management Process at Cemex RISK & OPPORTUNITIES MANAGEMENT PROCESS Our risk management process is an ongoing systematic approach present in corporate, regions, countries, and operational business units. It is a proactive, preventive, and correc- Identi?cation tive approach to address all potential risks and identify opportunities. There is a full coordina- Following a bottom-up and a top-down strategy, we tion with Sustainability and the climate action strategy of the company. employ risk interviews, online risk surveys, risk workshops, and external experts’ insights, among other techniques, to identify strategic and operational events that Our risk management process adheres to could impact Cemex in the short, medium, or long term. international best practices from the Risk Management Society (RIMS) and Business Continuity Institute (BCI), and is compliant with Monitoring Reporting ISO 31000:2018-Risk management standards and ISO 22300:2018-Business continuity man- We constantly monitor the agement systems. business environment in which Main risks and opportunities we operate to effectively report Assessment are integrated into the enter-risks and opportunities to prise risk and opportunity decision-makers. Risks and opportunities are evaluated and prioritized agenda, which is discussed by employing qualitative and quantitative methods to deter- senior management at global, mine their potential impact and likelihood of materializa- regional, and country levels. tion in a speci?c timeframe. Relevant changes in the status of identi?ed risks, opportunities and treatment measures are promptly communicated to decision makers through several reports. Treatment Risk Oversight at Board Level We de?ne a risk owner as responsible for the risk treatment, and ERM representatives follow up on risk treatment actions, in some cases acting as coordinators of ad-hoc task forces focused to mitigate speci?c risks or capitalize on identi?ed opportunities. CEMEX 2022 INTEGRATED REPORT 260

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Metrics and Targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material. a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process. b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks. GHG EMISSIONS 2020 2021 2022 WATER MANAGEMENT7 2020 2021 2022 Absolute gross CO emissions (million tons)1 37.2 38.1 35.3 3 2 Total water withdrawals by source (million m ) 53.7 57.2 58.7 Absolute net CO2 emissions (million tons)1 34.9 35.2 31.9 Total water discharge by destination (million m3) 16.0 15.6 18.5 Speci?c gross CO2 emissions (kg CO2/ton of cementitious 658 639 621 Total water consumption (million m3) 37.8 41.6 40.3 product)1 Speci?c water consumption: Cement (l/cementitious ton) 233 255 265 Speci?c net CO2 emissions (kg CO2/ton of cementitious 620 591 562 Speci?c water consumption:Ready-mix (l/m3) 219 238 232 product)1 Speci?c water consumption:Aggregates (l/ton) 123 132 123 Reduction in CO2 emissions per ton of cementitious 22.6 26.2 29.9 Sites with water recycling systems (%) 82 82 82 product from 1990 baseline (%) emissions (million tons)2 38.1 39.0 36.2 Scope 1 CO2 ENERGY CONSUMPTION 2020 2021 2022 Scope 2 CO2 emissions (million tons) 3.4 3.7 3.1 Speci?c heat consumption (MJ/ton clinker) 4,024 4,023 4,063 Scope 3 CO 3 19.5 16.4 2 emissions (million tons) 17.5 Speci?c power consumption (kWh/ton cem) 123 122 123 CO2 emissions intensity per US$ of revenue (Scope 1 + 2) 3.2 2.9 2.5 4 Fuel Consumption (TJ) 181,071 186,927 177,017 (kg CO2/US$) Power Consumption (GWh) 7,297 7,583 7,252 CO2 Avoided Emissions (million tons) 8.6 10.2 11.2 1 Total Energy Consumption (GWh) 57,594 59,507 56,424 CO2 Emissions from Biogenic Carbon (million tons) 1.7 1.8 1.9 Primary Fuels (%) 74.7 70.8 65.0 Scope of emissions covered by an ETS/carbon taxation 35 34 32 regime (% Scope 1)2 Petroleum coke 50.5 44.7 37.1 Coal 17.3 18.5 18.8 ALTERNATIVE RAW MATERIALS & WASTE 2020 2021 2022 Fuel oil + Diesel 0.7 1.1 3.0 MANAGEMENT Natural gas 6.2 6.5 6.1 Clinker Factor (Cementitious) (%) 77.0 75.2 73.7 Alternative Fuels Mix (%) 25.3 29.2 35.0 Alternative raw material rate (%)5 10.2 11.0 11.6 Fossil-based waste 14.5 18.5 23.0 Total waste sent for disposal (thousand tons) 406 405 400 Biomass waste 10.8 10.7 12.0 Total waste-derived sources managed (thousand tons)6—22,887 26,811 Clean electricity consumption in cement (%)8 29 30 33 Ratio of waste-derived sources managed vs. waste sent—57 67 for disposal Ratio of own waste recycled vs. sent for disposal 94 95 94 CEMEX 2022 INTEGRATED REPORT 261

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G a) Describe the targets used by the organization to manage climate-related risks and opportu- 1 Calculation according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions nities and performance against targets. from cement manufacturing. 2 Starting 2022, ?gure includes emissions from Cemex-owned road transport ?eet. 2020 and 2021 values have been recalculated and updated accordingly. 2025 2030 2050 3 Starting 2022, all categories of Scope 3 are included. 2020 and 2021 ?gures have been recalculated and adjusted CLIMATE-RELATED TARGETS TARGETS TARGETS TARGETS accordingly. Kg. of CO2/ ton cementitious material 520 < 430 Net-zero CO2 4 Scopes 1 + 2 per total revenues in US dollars. (Reduction from 1990 baseline) -35% -47% across the 5 Calculation according to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement company. manufacturing. Alternative fuels (%) 43 55 6 Figure includes non-recyclable waste consumed in our operations as alternative raw material and fuel, alternative/ secondary aggregates, own recycled material in our main businesses and other waste managed by the company. Clinker factor (%) 74 68 7 Classi?cation according to GCCA Sustainability Guidelines for the monitoring and reporting of water in cement Clean electricity consumption in cement (%) 40 65 manufacturing. 8 Our de?nition of clean energy includes renewable energy sources such as solar, wind, hydro and biomass, together To know more about our climate-related targets, please refer to page 211-213 of this report and to with power generated from waste heat recovery systems. our CDP report. CEMEX 2022 INTEGRATED REPORT 262

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G BOARD OF DIRECTORS’ SKILL SET CONNECTIVITY IN MANAGING RISK FACTORS 1. Pandemic, Epidemic, or any other Public 3. Political and/or Geopolitical Uncertainty and 5. Environmental, Social, and Governance (ESG) with their skills pertaining to the categories Health Threat Social Instability Risks of Administration and Risk Management, As the global population grows, new The expertise and skills garnered by our Expertise in areas such as Corporate Environmental, Climate Change and public health threats oppose a risk to the Board of Directors allows us to reasonably Governance, Diversity Strategies, Sustainability, Regulatory and Legal Matters, Company’s employees and operations. Our address any political or geopolitical uncer- Environmental, Climate Change, and Social Impact and Work, to name a few, Board of Directors’ members can analyze tainty and social instability that may arise in Sustainability, Ethics and Compliance, Health provide helpful insight to address these and promptly react to new public health the countries where we operate. These skills and Safety, Human Rights, and Social Impact risks associated with climate change, envi-threats as some of the members have previ- include their expertise in Administration and and Work is relevant to address risks related ronmental challenges, and pressure from ous background experience in Administration Risk Management, Ethics and Compliance, to ESG matters. The foregoing, to name our stakeholders to continue evolving to and Risk Management, Logistics and Supply Global Affairs, Health and Safety, Human a few, are some of the areas of expertise become a more sustainable company. Chain, Global Affairs, Health and Safety, and Rights, Public Affairs, among others, which members of our Board of Directors’ mem-Human Resources and Labor Matters. The consequently allows Cemex to strive for ori- bers bring to the table to allow Cemex to 7. Financial Risks foregoing, allowing them to adhere to or ented decisions that safeguard our employ- attend almost all of its strategic priorities, In a ?nancial environment full of uncer-adapt contingency plans and strategically ees and execute business continuity plans. and dutifully continue our evolution to a tainty, the development of crucial skills in implement them. more sustainable company whilst complying areas such as Accounting and Auditing, 4. Changes in Competitive Landscape with the up-and-coming ESG laws and regu- Administration and Risk Management, 2. Uncertain Economic Conditions Some of the members of our Board of lations across different jurisdictions Cemex is Business Strategy, Economics and Finance, Several of our Board of Directors’ mem- Directors, given their expertise and pro- subject to. Global Affairs, Investor Relations, Public bers have a set of skills that allows them fessional trajectory, provide weighted Affairs, and Sales is an important task for to address the risks associated with the opinions regarding risks in the possible 6. Climate-Related Risks the company. Several members of the uncertain economic conditions in the mar- changes within the competitive landscape Climate-related risks prevail throughout our Board of Directors have developed most of kets and countries in which Cemex operates. of the building and construction materials operations and our way of doing business, these skills and continue to foster knowl-Their expertise, particularly in the areas of industry. Such skills may be in the areas of impacting all Cemex’s strategic priorities. edge on such matters, effectively providing Business Strategy, Economics and Finance, Business Strategy, Construction and Building From carbon regulations, technological, an edge to the Company in order to pre-Research and Development, Logistics and Materials, Energy, Logistics and Supply market and reputational transitions, as well pare for global and domestic financial risks. Supply Chain, Sales, among others, allows Chain, Mergers and Acquisitions, and Supply as physical risks, that may materialize in the them to strategize and make complex deci- System. places where we operate, driven by climate sions that could mitigate the impact these change. Members of our Board of Directors, external economic conditions may have on our operations and business. CEMEX 2022 INTEGRATED REPORT 263

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 8. Regulatory and Compliance Requirements System, that allows Cemex to mitigate the and Compliance, Human Resources, and 16. Just Transition: Collateral Impacts from Cemex is subject to different jurisdictions risk of a low availability or increasing costs Labor Matters, to attract a specialized work- Transitioning to a Greener Economy across the countries it operates in, with of our operations’ necessary or essential raw force and retain their talent. Our Board of Directors members are their own laws and regulations. Members materials. prepared with the necessary skills to drive of our Board of Directors garner skills 14. Operational Disruption Due to Different further Cemex’s commitment to become such as Data Privacy Management, Ethics 11. Cyberthreats and Information Technology Interests from Stakeholders a net-zero CO2 company by 2050, par-and Compliance, Human Resources and Risks Several members of our Board of Directors ticularly with their expertise in the areas Labor Matters, Information Technology, Areas of expertise such as Administration bring to the table a set of skills in dif- of Environmental, Climate Change, and Cybersecurity, and Telecommunications, and Risk Management, Data Privacy ferent areas that encompass overall the Sustainability, Ethics and Compliance, Investor Relations, Public Affairs, and par- Management, Global Affairs, Information different interests our stakeholders may Administration and Risk Management, ticularly Regulatory and Legal Matters, all Technology, Cybersecurity, and have in Cemex, including but not limited Business Strategy, as well as the experience of which entail insight to ensure Cemex Telecommunications, among others may to the expertise in areas such as Branding they have in other boards. is aligned with and striving to comply allow the Company to anticipate and and Marketing, Corporate Governance, with all applicable laws and compliance promptly address any risks associated with Corporate Communications, Diversity requirements. cybersecurity and information technol- Strategies, Entrepreneurship, Environmental, ogy. The Board of Directors have fostered Climate Change, and Sustainability, Ethics 9. Energy Price Volatility Including Alternative their skills within these areas in response and Compliance, Global Affairs, Public Affairs, Fuels to an increasingly technological global Human Rights, Investor Relations, and Social Complex international relations may have an environment. Impact and Work. All of this ensures Cemex effect on the price of energy, including alter- can comply to the best of its efforts with our native fuels used by the company. Our Board 12. Health and Safety Risks stakeholders’ expectations. of Directors is comprised of members with Members of our Board of Directors have strong expertise on various skills in areas expertise in Health & Safety matters, as well 15. Industry Disruptions by Emerging that may assist the company to prepare and as in Human Resources and Labor Matters Technologies or Alternative Solutions respond to changes in energy prices, includ- and Human Rights, among others, that allow In a rapidly changing environment, the ing, but not limited to, Business Strategy, for insight to ensure the health and safety ability of our Board of Directors to seek Energy, Environmental, Climate Change, and of our employees in all our operations and resilient and alternative solutions to poten-Sustainability, Global Affairs, Logistics and prevent any accidents or fatalities. tial disruptions is an indispensable skill Supply Chain, Public Affairs, and Research to ensure business continuity. To do so, and Development. 13. Talent Attraction and Retention some of the most relevant areas of exper-A specialized workforce is an invaluable tise in which our Board of Directors has 10. Lower Availability or Increased Cost of Raw asset for companies around the globe, developed include Administration and Materials and therefore attracting, hiring, and retain- Risk Management, Business Strategy, Certain by-products of industrial pro- ing talent is a signi?cantly relevant task Corporate Communications, Energy, cesses are required materials for our for Cemex. The members of our Board of Entrepreneurship, Environmental, Climate business. Several members of our Board Directors may provide key insights in human Change, and Sustainability, Global Affairs, of Directors have skills, speci?cally in the resources programs with the expertise gath- Information Technology, Cybersecurity, areas of Construction and Building Materials, ered in Branding and Marketing, Business Telecommunications, Other Board of Economics and Finance, Logistics and Supply Strategy, Corporate Governance, Corporate Directors Experience, and Research and Chain, Manufacturing, Sales, and Supply Communications, Diversity Strategies, Ethics Development. CEMEX 2022 INTEGRATED REPORT 264

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G TERMS WE USE Financial American Depositary Shares (ADSs). A Maintenance capital expenditures. Prices. All reference to pricing initiatives, price means for non- U.S.-based corporations to Investments incurred with the purpose of increases or decreases, refer to our prices for list their ordinary equity on an American stock ensuring the company’s operational continuity. our products exchange. Denominated in U.S. dollars, they These include capital expenditures on projects confer full rights of ownership to the corpo- required to replace obsolete assets or maintain SG&A expenses. Selling and administrative ration’s underlying shares, which are held on current operational levels, and mandatory cap- expenses. deposit by a custodian bank in the company’s ital expenditures, which are projects required home country or territory. In relation to Cemex, to comply with governmental regulations or Strategic capital expenditures. Investments Citibank, N.A. is the depositary of Cemex’s company policies. incurred to increase the company’s profitability. ADSs and each ADS represents 10 CPOs. The These include capital expenditures on projects Cemex ADSs are listed on the New York Stock Net debt. Total debt (debt plus convertible designed to increase pro?tability by expand-Exchange. bonds and ?nancial leases) minus cash and ing capacity, and margin improvement capital cash equivalents. expenditures, which are projects designed to Free cash ?ow. Cemex de?nes it as Operating increase pro?tability by reducing costs. EBITDA minus net interest expense, main- Operating EBITDA. Equals operating earnings tenance and expansion capital expenditures, before other income and expenses, net, plus Total debt plus other ?nancial obligations. change in working capital, taxes paid, and depreciation and operating amortization. Cemex de?nes it as current and non-cur-other cash items (net other expenses less rent debt plus liabilities secured with account proceeds from the disposal of obsolete and/ Ordinary Participation Certi?cates (CPOs). receivables and leases. It is not a GAAP or substantially depleted operating fixed assets Issued under the terms of a CPO Trust measure. that are no longer in operation and coupon Agreement governed by Mexican law and rep-payments on our perpetual notes). resent two of Cemex’s series A shares and one Working capital equals operating accounts of Cemex’s series B shares. This instrument is receivable (including other current assets IFRS. International Financial Reporting listed on the Mexican Stock Exchange. received as payment in kind) plus historical Standards, as issued by the International inventories minus operating accounts payable. Accounting Standards Board. pp. Percentage points. CEMEX 2022 INTEGRATED REPORT 265

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G TERMS WE USE Industry Aggregates. are inert granular materials, such Fly ash is a combustion residue from power Pozzolana is a ?ne, sandy volcanic ash. as stone, sand, and gravel, which are obtained plants that can be used as a non-clinker from land-based sources (mainly quarries) or cementitious material. Ready-mix concrete is a mixture of cement, by dredging marine deposits. They give ready- aggregates, and water. mix concrete its necessary volume and add Gray Portland cement is a hydraulic binding to its overall strength. Under normal circum- agent with a composition by weight of at least Slag is the byproduct of smelting ore to purify stances, one cubic meter of fresh concrete 95% clinker and up to 5% of minor component metals. contains two metric tons of gravel and sand. (usually calcium sulfate). Blended Portland cement has lower clinker factor, usually below Blended cement Blended types of cement (or 90% which results in lower carbon emissions. blended cements) are composed of a reduced Both traditional and blended Portland cement, amount of clinker blended with supplementary when mixed with aggregates and water, pro-cementitious materials (SCMs) that have the duces concrete or mortar. same strength, resilience, and durability performance as traditional cement and the subse- Installed capacity is the theoretical annual quently produced concrete. production capacity of a plant; whereas effective capacity is a plant’s actual optimal annual Clinker is an intermediate cement product production capacity, which can be 10–20% less made by sintering limestone, clay, and iron than installed capacity. oxide in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make Metric ton is the equivalent of 1.102 short tons. approximately 1.1 metric tons of gray Portland cement. Petroleum coke (pet coke) is a byproduct of the oil re?ning process that can be incorporated into the cement production process as fuel, in substitution of fossil fuels such as natural gas or coal. CEMEX 2022 INTEGRATED REPORT 266

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G CAUTIONARY STATEMENT Regarding Forward-Looking Statements This report contains forward-looking statements within • availability of raw materials and related fluctuating • the availability of short-term credit lines or working • terrorist and organized criminal activities as well as the meaning of the U.S. federal securities laws. We prices of raw materials, as well as of goods and capital facilities, which can assist us in connection geopolitical events, such as war and armed conflicts, intend these forward-looking statements to be covered services in general, in particular increases in prices with market cycles; including the current war between Russia and by the safe harbor provisions for forward-looking state- as a result of inflation; • the impact of our below investment grade debt Ukraine; ments within the meaning of the U.S. federal securities • volatility in pension plan asset values and liabilities, rating on our cost of capital and on the cost of the • declarations of insolvency or bankruptcy, or becom-laws. In some cases, these statements can be identified which may require cash contributions to the pension products and services we purchase; ing subject to similar proceedings; and natural disas-by the use of forward-looking words such as “may,” plans; • loss of reputation of our brands; ters and other unforeseen events (including global “assume,” “might,” “should,” “could,” “continue,” “would,”• the impact of environmental cleanup costs and • our ability to consummate asset sales, fully inte- health hazards such as COVID-19). “can,” “consider,” “anticipate,” “estimate,” “expect,” “envi- other remedial actions, and other liabilities relating grate newly acquired businesses, achieve cost-sav-sion,” “plan,” “believe,” “foresee,” “predict,” “potential,” to existing and/or divested businesses; ings from our cost-reduction initiatives, implement Readers are urged to read this report and carefully “target,” “strategy,” “intend,” “aimed” or other similar • our ability to secure and permit aggregates reserves our pricing initiatives for our products, and generally consider the risks, uncertainties, and other factors that words. These forward-looking statements reflect, as of in strategically located areas; meet our business strategy’s goals; affect Cemex’s business and operations. The information the date such forward-looking statements are made, or • the timing and amount of federal, state and local • the increasing reliance on information technology contained in this report is subject to change without unless otherwise indicated, Cemex’s current expecta- funding for infrastructure; infrastructure for our sales, invoicing, procurement, notice, and we are not obligated to publicly update tions and projections about future events based on • changes in the level of spending for private residen- financial statements, and other processes that or revise forward-looking statements after the date Cemex’s knowledge of present facts and circumstances, tial and private can adversely affect our sales and operations in hereof or to reflect the occurrence of anticipated or and assumptions about future events. These statements • nonresidential construction; the event that the infrastructure does not work unanticipated events or circumstances. Readers should necessarily involve risks and uncertainties that could • changes in our effective tax rate; as intended, experiences technical difficulties, or is review future reports filed by us with the U.S. Securities cause actual results to differ materially from Cemex’s • competition in the markets in which we offer our subjected to cyber-attacks; and Exchange Commission and the Mexican Stock expectations. Some of the risks, uncertainties, and other products and services; • changes in the economy that affect demand for Exchange (Bolsa Mexicana de Valores). This report also important factors that could cause results to differ, or • general political, social, health, economic, and busi- consumer goods, consequently affecting demand includes statistical data, but not limited to, regarding the that otherwise could have an impact on us or our con- ness conditions in the markets in which we operate for our products and services; production, distribution, marketing, and sale of cement, solidated entities include, but are not limited to: that affect our operations and any significant • climate change, in particular reflected in weather ready-mix concrete, clinker, aggregates, and urbaniza-economic, health, political, or social developments conditions, including but not limited to excessive rain tion solutions. Unless the context indicates otherwise, • the impact of pandemics, epidemics, or outbreaks in those markets, as well as any inherent risks to and snow, and disasters such as earthquakes and all references to pricing initiatives, price increases or of infectious diseases and the response of govern- international operations; floods, that could affect our facilities or the markets decreases refer to Cemex’s prices for Cemex’s products. ments and other third parties, which could adversely • the regulatory environment, including environmental, in which we offer our products and services or from We generated some of this data internally, and some affect, among other matters, the ability of our energy, tax, antitrust, and acquisition-related rules where we source our raw materials; were obtained from independent industry publications operating facilities to operate at full or any capacity, and regulations; • trade barriers, including tariffs or import taxes and and reports that we believe to be reliable sources that supply chains, international operations, availability of • our ability to satisfy our obligations under our mate- changes in existing trade policies or changes to, or were available as of the date of this report. We have not liquidity, investor con?dence and consumer spend- rial debt agreements, the indentures that govern our withdrawals from, free trade agreements, including independently veri?ed this data nor sought the consent ing, as well as the availability of, and demand for, our outstanding notes, and our other debt instruments the United States-Mexico-Canada Agreement; of any organizations to refer to their reports in this products and services; and financial obligations, including our subordinated • availability and cost of trucks, railcars, barges and report. • the cyclical activity of the construction sector; notes with no fixed maturity and other financial ships, as well as their licensed operators and drivers, • our exposure to other sectors that impact our and obligations; for transport of our materials; our clients’ businesses, such as, but not limited to, • labor shortages and constraints; the energy sector; CEMEX 2022 INTEGRATED REPORT 267

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G INVESTOR, MEDIA, AND SUSTAINABILITY INFORMATION Exchange Listings Contact and Feedback Bolsa Mexicana de Valores (BMV) Corporate Communications Headquarters Mexico and Public Affairs CEMEX, S.A.B. de C.V. Ticker Symbol: CEMEXCPO corporate.communications@cemex.com Av. Ricardo Margain Zozaya 325 Listed securities: CPO 66265, San Pedro Garza Garcia, Nuevo Leon (representing two Series A shares and one Series B Media Relations Contact Mexico share) mr@cemex.com Phone: +52 (81) 8888-8888 Phone: +52 (81) 8888-4327 www.cemex.com New York Stock Exchange (NYSE) Investor Relations Contact United States ir@cemex.com Ticker symbol: CX From the US: 1 877 7CX NYSE Listed securities: ADS From other countries: +1 (212) 317-6000 (each ADS representing 10 CPOs) Sustainability Contact sd@cemex.com twitter.com/cemex facebook.com/cemex instagram.com/cemex youtube.com/cemex ©2023 CEMEX S.A.B DE C.V. All rights reserved. CEMEX 2022 INTEGRATED REPORT 268